Form 10-K, Exhibit 13
period 1995-02-28
STANDARD MICROSYSTEMS CORP
filed 1995-05-30
CIK 93384

                       Standard Microsystems Corporation
                               and Subsidiaries


                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

AS OF FEBRUARY 28 OR 29, AND
 FOR THE YEARS THEN ENDED                         1995          1994          1993          1992         1991

OPERATING RESULTS
  Revenues                                   $ 378,671     $ 322,575     $ 250,495     $ 132,744     $ 87,017
  Cost of goods sold and operating expenses    338,049       287,139       219,712       130,679       87,186

  Income (loss) from operations                 40,622        35,436        30,783         2,065         (169)
  Other income (expense), net                      670        (1,964)       (2,865)         (134)       2,266

  Income before minority interest, provision
    for income taxes and extraordinary item     41,292        33,472        27,918         1,931        2,097
  Minority interest in net income (loss)
    of subsidiary                                  185          (209)         (430)         (425)        (266)

  Income before provision for income taxes
    and extraordinary item                      41,107        33,681        28,348         2,356        2,363
  Provision for income taxes                    15,940        13,770        12,510         1,761        1,175

  Income before extraordinary item              25,167        19,911        15,838           595        1,188
  Extraordinary item                              (944)            -             -             -            -

  Net income                                 $  24,223     $  19,911     $  15,838     $     595     $  1,188

  Weighted average common and
    common equivalent shares                    13,305        13,090        12,469        11,604       11,560

PER SHARE DATA
  Income before extraordinary item           $    1.89     $    1.52     $    1.27     $     .05     $    .10
  Extraordinary item                             (0.07)            -             -             -            -

  Net income                                 $    1.82     $    1.52     $    1.27     $     .05          .10

  Shareholders' equity at year end           $   13.16     $   11.18     $    9.50     $    7.70     $   7.65

  Market price at year end                       26.50         19.13         18.75          9.13         5.38

BALANCE SHEET DATA
  Current assets                             $ 162,776     $ 140,393     $ 111,326     $  79,718     $ 75,231
  Current liabilities                           43,421        41,842        40,962        35,085        8,119

  Working capital                           $ 119,355     $  98,551     $  70,364     $  44,633     $ 67,112

  Property, plant and equipment, net         $  34,908     $  30,600     $  30,775     $  33,116     $ 34,543
  Total assets                                 228,578       205,833       183,926       154,299      111,654
  Long-term debt                                     -         9,190        12,135        18,240        1,783
  Minority interest in subsidiary               11,174        10,989        11,198        11,628       12,053
  Shareholders' equity                         173,983       143,812       119,631        89,346       88,004

                       Standard Microsystems Corporation
                               and Subsidiaries


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

    The following table presents the Company's Consolidated Statements of Income, as percentages of revenues, for the three years ended February 28, 1995:

FISCAL YEARS ENDED FEBRUARY 28,                                1995       1994       1993

Revenues                                                      100.0%     100.0%     100.0%
Cost of goods sold                                             56.6       60.2       59.4
Gross profit                                                   43.4       39.8       40.6
Research and development                                        7.5        7.4        6.8
Selling, general and administrative                            23.8       19.7       19.8
Amortization of intangible assets                               1.4        1.7        1.8
Total operating expenses                                       32.7       28.8       28.4
Income from operations                                         10.7       11.0       12.2
Other income (expense), net                                     0.2       (0.6)      (1.1)
Income before minority interest, income taxes and
  extraordinary item                                           10.9       10.4       11.1
Minority interest in net income (loss) of subsidiary            0.1       (0.1)      (0.2)
Income before taxes and extraordinary item                     10.8       10.5       11.3
Provision for income taxes                                      4.2        4.3        5.0
Income before extraordinary item                                6.6        6.2        6.3
Extraordinary item                                             (0.2)         -          -
Net income                                                      6.4%       6.2%       6.3%

REVENUES

    Revenues increased 17% to $378.7 million in fiscal 1995, from $322.6 million in fiscal 1994, reflecting increased shipments of component products and hubs and LAN switches. Revenues of network interface cards (adapters) declined in fiscal 1995. The decline in adapter revenues included a 16% decline in Ethernet adapter revenue, primarily reflecting a decline in average selling prices. The growth in revenue from hubs and LAN switches reflected increased shipments of the ES/1 LAN Switch, initial shipment of the TigerSwitch as well as increased shipments of wiring hubs. The growth in revenues from component products was driven by the broad acceptance of PC I/O products by major PC manufacturers. For fiscal 1996, growth of component products' revenues is expected to approximate the rate of growth of the PC market.

    In fiscal 1994, revenues of all product lines increased from the prior year results. The table below provides product line data for the three years ended February 28, 1995:

FISCAL YEARS ENDED FEBRUARY 28,    1995       1994       1993

System products
  Network interface cards       $ 206.1    $ 229.1    $ 206.3
  Hubs and LAN switches            55.2       36.1       19.6
                                  261.3      265.2      225.9
Component products                117.4       57.4       24.6
   Total revenues               $ 378.7    $ 322.6    $ 250.5

    System products revenues in the fourth quarter of fiscal 1995 were lower than anticipated and inventory in the distributor channel was above targeted levels, primarily because of lower than anticipated shipments from distributors to their reseller customers. The Company expects that a reduction of inventory in the distributor channel will lead to a decline in networking products' revenues in the first quarter of fiscal 1996 from the first quarter of fiscal 1995.

                        Standard Microsystems Corporation
                                and Subsidiaries

    For the Company, fiscal 1994 revenues were 29% higher than in fiscal 1993, reflecting 17% growth for system products consisting of 11% growth for adapters and 85% growth for hubs and LAN switches, and 113% growth for component products. As a result of the December 1992 acquisition of Sigma Network Systems, Inc., LAN switches were included in fiscal 1993 revenues for only the final two months of the year.


GROSS PROFIT

    Fiscal 1995 gross profit margins improved to 43.4% from 39.8% in fiscal 1994 and 40.6% in fiscal 1993. The improvement in fiscal 1995 was attributable to increased unit volume of PC I/O devices, allowing for lower production costs and more efficient utilization of manufacturing overhead for the Component Products Division. In addition, the growth of LAN switching revenues, which carry higher gross margins than adapter revenues, led to improved gross margins for the System Products Division. The decline in gross profit margin in fiscal 1994 from fiscal 1993 reflected a 16% decline in average selling prices for Ethernet adapters, that was largely offset by the shift in product mix, in the second half, to a new, lower cost generation of Ethernet adapters.

    The Company maintains ongoing product cost reduction programs and develops innovative products that have helped maintain and improve gross profit margins to offset price competition that characterizes the Company's business.


OPERATING EXPENSES

    Research and development expenses increased to $28.2 million or 7.5% of revenues in fiscal 1995 from $23.9 million or 7.4% in fiscal 1994 and $17.0 million or 6.8% in fiscal 1993. In fiscal 1996, engineering efforts for networking products will focus on developing high speed Fast Ethernet and ATM technology products and enhancing LAN switch, hub and adapter products. Component products development is directed toward reducing device costs and enhancing the functionality and performance of PC I/O and LAN products.

    Selling, general and administrative expenses were $90.0 million or 23.8% of revenues in fiscal 1995, compared to $63.5 million or 19.7% in fiscal 1994 and $49.4 million or 19.8% in fiscal 1993. These expenses included spending for advertising, which increased to $23.2 million in fiscal 1995 from $13.6 million in fiscal 1994 and $9.7 million in fiscal 1993. A major portion of the increase in selling, general and administrative expenses in fiscal 1995 reflected a 45% increase in sales and marketing personnel to approximately 300 at the end of fiscal 1995. The Company plans to continue to aggressively expand its sales and marketing force, including customer support, to strengthen all of its channels of distribution for LAN products and component products.


OTHER INCOME AND EXPENSE

    Fiscal 1995 interest expense declined $0.4 million due to lower average borrowings outstanding and the year-end elimination of long-term debt. Interest income increased $0.5 million, primarily reflecting interest income on a tax refund receivable. Other income (expense), net improved $1.7 million reflecting a $1.2 million capital gain resulting from the sale of an investment and reduced financing fees.

    In fiscal 1994, interest expense declined $0.7 million associated with a decrease in long-term debt to $13.2 million at the end of fiscal 1994, from $19.1 million a year earlier. Interest income declined $0.1 million reflecting the decrease in cash available for investment.


EXTRAORDINARY ITEM

    In January 1995, SMC prepaid $10.8 million of debt, canceling a $35.0 million line of credit and replacing it with an $80.0 million line. As a result, the Company incurred prepayment penalties, the write-off of unamortized financing cost, and other fees, amounting to approximately $1.5 million or $0.9 million after taxes.


INCOME TAXES

    For fiscal 1995, income taxes were provided at an effective rate of 38.8% compared to 40.9% for fiscal 1994 and 44.1% for fiscal 1993. In fiscal 1995, the effective rate included the 35.0% federal tax rate and a 3.7% effective state tax rate. The reduction in the effective tax rate in fiscal 1995 from fiscal 1994 primarily reflected the benefit of an election under section 197 of the Internal Revenue Code, allowing the deductibility of goodwill associated with the October 1991 acquisition of the LAN adapter business of Western Digital

                       Standard Microsystems Corporation
                               and Subsidiaries

Corporation and a full year's operation of a foreign sales corporation.
These items were partially offset by a reduction in the difference between the federal tax rate and foreign tax rates, among other items.

    In fiscal 1994, the effective rate included the 35.0% federal tax rate, a 3.7% effective state tax rate and 1.2% representing the difference between the federal tax rate and foreign tax rates, including the effect of non-deductible expenses incurred by the Company's Japanese subsidiary. The remainder represents the net effect of goodwill and income tax credits, among other items.


LIQUIDITY AND CAPITAL RESOURCES

    The Company's working capital increased to $119.4 million at the end of fiscal 1995 from $98.6 million at the end of fiscal 1994. The increase in working capital was primarily from increases in accounts receivable and inventories to support higher revenues offset by a moderate increase in current liabilities and a moderate decrease in cash and cash equivalents.

    Days of sales outstanding (DSOs) rose to 67 in the fourth quarter of fiscal 1995 from 63 in the year earlier period. This increase reflected a greater percentage of revenues accruing toward the end of the quarter when compared to the year earlier period. Reduction of networking products inventory in the distributor channel is expected to result in a more even distribution of revenues during a quarter and lower DSOs.

    Annualized inventory turnover declined to 5.1 times for the fourth quarter of fiscal 1995 from 6.5 times for the year earlier period. This decrease reflected lower than planned revenues and a consequent increase in inventory.

    Cash and cash equivalents decreased by $2.6 million in fiscal 1995 to $29.5 million, primarily reflecting net cash provided by operating activities of $20.1 million and $2.0 million from the issuance of common stock, offset by a net pay-down of long-term debt of $13.2 million and capital expenditures of $13.6 million.

    Cash and cash equivalents decreased by $3.7 million in fiscal 1994 to $32.1 million primarily reflecting net cash provided by operating activities of $5.2 million, $1.4 million from the issuance of common stock and the release of $3.0 million cash that had been restricted in accordance with a term loan agreement, offset by a net pay-down of long-term debt of $5.9 million and capital expenditures of $8.1 million.

    In January 1995, the Company negotiated an $80.0 million revolving credit line that replaced a $35.0 million revolving credit agreement. At the end of fiscal 1995, the Company had not drawn upon its credit line.

    As of February 28, 1995, pursuant to an agreement with AT&T
Microelectronics, the Company was committed to purchase approximately $16.0 million of wafer fabrication equipment in fiscal 1996 for a semiconductor plant owned by AT&T in Madrid, Spain.

    Following the close of fiscal 1995, the Company purchased a minority equity interest in Singapore-based Chartered Semiconductor Pte Ltd. for approximately $14.0 million. An additional $6.0 million will be invested in early fiscal 1997. This arrangement, along with the AT&T agreement, is intended to provide the Company with a portion of its long-term requirements for state-of-the-art integrated circuits, beginning near the end of fiscal 1996.

    The Company believes that its present working capital position, combined with forecasted cash flow and available borrowing capacity will be sufficient to meet cash requirements for the foreseeable future. It is anticipated that cash flow from operations, supplemented by borrowings under the revolving credit line, will be used to fund capital expenditures in fiscal 1996.


GENERAL

    A number of variables could affect the future operating results of the Company, including global economic conditions, market acceptance of newly introduced products, the availability of certain components and finished products from a limited number of suppliers and numerous competitive factors. High levels of production by PC manufacturers have led to an industry-wide shortage of silicon wafer fabrication capacity. As a result, SMC is currently faced with limited subcontractor fabrication capacity. The Company's difficulty in securing additional capacity could impact revenue and profit growth in fiscal 1996 and beyond.

    With almost one-half of the Company's revenue derived from outside of the United States, changes in foreign currency exchange rates could affect demand for the Company's products. Because of these and other factors that could affect the Company's operating results, past financial performance is not necessarily indicative of results to be expected in the future.

                        Standard Microsystems Corporation
                                and Subsidiaries


                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

AS OF FEBRUARY 28,                                       1995         1994

ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                          $ 29,478    $  32,115
  Accounts receivable, net of allowance for doubtful
    accounts of $1,102 and $1,001, respectively        75,826       65,504
  Inventories                                          45,789       34,104
  Deferred tax benefits                                 5,392        4,738
  Other current assets                                  6,291        3,932

      TOTAL CURRENT ASSETS                            162,776      140,393

PROPERTY, PLANT AND EQUIPMENT:
  Land                                                  3,832        3,832
  Buildings and improvements                           26,901       25,810
  Machinery and equipment                              77,639       66,466

                                                      108,372       96,108
  Less: accumulated depreciation                       73,464       65,508

      PROPERTY, PLANT AND EQUIPMENT, NET               34,908       30,600

INTANGIBLE ASSETS                                      26,479       31,968
DEFERRED TAX BENEFITS                                   1,795            -
OTHER ASSETS                                            2,620        2,872

                                                     $228,578    $ 205,833

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt               $      -    $   4,000
  Accounts payable                                     24,193       19,789
  Accrued expenses and other liabilities               15,527       15,447
  Income taxes payable                                  3,701        2,606

      TOTAL CURRENT LIABILITIES                        43,421       41,842

LONG-TERM DEBT                                              -        9,190
MINORITY INTEREST IN SUBSIDIARY                        11,174       10,989
SHAREHOLDERS' EQUITY:
  Preferred stock, $.10 par value
    Authorized 1,000,000 shares, none outstanding           -            -
  Common stock, $.10 par value
    Authorized 30,000,000 shares
    Outstanding 13,222,000 and 12,867,000
    shares, respectively                                1,322        1,287
  Additional paid-in capital                           77,319       73,116
  Retained earnings                                    88,616       64,393
  Unrealized gain on investment, net of tax               718            -
  Foreign currency translation adjustment               6,008        5,016

      TOTAL SHAREHOLDERS' EQUITY                      173,983      143,812

                                                     $228,578    $ 205,833

The accompanying notes are an integral part of these consolidated financial statements.

                     Standard Microsystems Corporation
                               and Subsidiaries


                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

FOR THE YEARS ENDED FEBRUARY 28,                           1995          1994          1993

Revenues                                              $ 378,671     $ 322,575     $ 250,495
Cost of goods sold                                      214,269       194,210       148,678

Gross profit                                            164,402       128,365       101,817

Operating expenses:
  Research and development                               28,286        23,963        17,033
  Selling, general and administrative                    90,005        63,477        49,414
  Amortization of intangible assets                       5,489         5,489         4,587

                                                        123,780        92,929        71,034

Income from operations                                   40,622        35,436        30,783

Other income (expense):
  Interest income                                         1,453           912         1,020
  Interest expense                                       (1,255)       (1,649)       (2,310)
  Other income (expense), net                               472        (1,227)       (1,575)

                                                            670        (1,964)       (2,865)

Income before minority interest, provision for income
  taxes and extraordinary item                           41,292        33,472        27,918
Minority interest in net income (loss) of subsidiary        185          (209)         (430)

Income before provision for income taxes and
  extraordinary item                                     41,107        33,681        28,348
Provision for income taxes                               15,940        13,770        12,510

Income before extraordinary item                         25,167        19,911        15,838

Extraordinary item
  Loss on extinguishment of debt, net of applicable
   income taxes of $600                                     944             -             -

Net income                                            $  24,223     $  19,911     $  15,838

Income per common and common equivalent share:
  Income before extraordinary item                    $    1.89     $    1.52     $    1.27
  Extraordinary item                                      (0.07)            -             -

Net income per common and
  common equivalent share                             $    1.82     $    1.52     $    1.27

The accompanying notes are an integral part of these consolidated financial statements.

                       Standard Microsystems Corporation
                               and Subsidiaries


                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)



                                                                                                               FOREIGN
                                                                ADDITIONAL                    UNREALIZED      CURRENCY
                                   COMMON STOCK                  PAID-IN        RETAINED       GAIN ON       TRANSLATION
                                         SHARES     AMOUNT        CAPITAL        EARNINGS     INVESTMENT     ADJUSTMENT
BALANCE AT FEBRUARY 29, 1992         11,600,000    $ 1,160       $ 56,371        $ 28,644         $    -         $ 3,171
  Shares issued under employee
    stock purchase plan                  47,000          5            579               -              -               -
  Exercise of stock options             573,000         57          3,201               -              -               -
  Tax effect of employee stock plans          -          -          1,329               -              -               -
  Restricted stock grants to
    employees, net                       21,000          2             49               -              -               -
  Stock issued for
    business acquisition                350,000         35          8,278               -              -               -
  Foreign currency translation
    adjustment                                -          -              -               -              -             912
  Net income                                  -          -              -          15,838              -               -

BALANCE AT FEBRUARY 28, 1993         12,591,000      1,259         69,807          44,482              -           4,083
  Shares issued under employee
    stock purchase plan                  46,000          5            879               -              -               -
  Exercise of stock options             194,000         19          1,253               -              -               -
  Tax effect of employee stock plans          -          -            992               -              -               -
  Restricted stock grants to
    employees, net                       36,000          4            185               -              -               -
  Foreign currency translation
    adjustment                                -          -              -               -              -             933
  Net income                                  -          -              -          19,911              -               -

BALANCE AT FEBRUARY 28, 1994         12,867,000      1,287         73,116          64,393              -           5,016
  Shares issued under employee
    stock purchase plan                  60,000          6          1,173               -              -               -
  Exercise of stock options             245,000         24          1,967               -              -               -
  Tax effect of employee stock plans          -          -            707               -              -               -
  Restricted stock grants to
    employees, net                       50,000          5            356               -              -               -
  Unrealized gain on investment,
    net of taxes                              -          -              -               -            718               -
  Foreign currency translation
    adjustment                                -          -              -               -              -             992
  Net income                                  -          -              -          24,223              -               -

BALANCE AT FEBRUARY 28, 1995         13,222,000    $ 1,322       $ 77,319        $ 88,616         $  718         $ 6,008

The accompanying notes are an integral part of these consolidated financial statements.

                      Standard Microsystems Corporation
                               and Subsidiaries


                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In thousands)

FOR THE YEARS ENDED FEBRUARY 28,                                1995          1994          1993

CASH FLOWS FROM OPERATING ACTIVITIES:
  Cash received from customers                             $ 367,342     $ 293,927     $ 249,870
  Cash paid to suppliers and employees                      (331,406)     (276,443)     (209,004)
  Interest received                                            1,800         1,284         1,052
  Interest paid                                               (1,168)       (1,699)       (2,557)
  Income taxes paid                                          (16,467)      (11,884)      (13,235)

    Net cash provided by operating activities                 20,101         5,185        26,126

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                       (13,578)       (8,119)       (4,772)
  Acquisition of business                                          -             -          (272)
  Other                                                        1,266         3,089           230

    Net cash used for investing activities                   (12,312)       (5,030)       (4,814)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock                       1,991         1,403         3,355
  Principal payments of long-term debt                       (14,117)       (7,000)       (8,000)
  Net borrowings under line of credit agreement                  927         1,055           895

    Net cash used for financing activities                   (11,199)       (4,542)       (3,750)

Effect of foreign exchange rate changes on
cash and cash equivalents                                        773           630           394

Net increase (decrease) in cash and cash equivalents          (2,637)       (3,757)       17,956
Cash and cash equivalents at beginning of year                32,115        35,872        17,916

Cash and cash equivalents at end of year                   $  29,478     $  32,115     $  35,872

RECONCILIATION OF NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:
Net income                                                 $  24,223     $  19,911     $  15,838
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:
  Depreciation and amortization                               14,813        13,799        12,005
  Minority interest in net income (loss) of subsidiary           185          (209)         (430)
  Other adjustments, net                                         756         1,249           849
  CHANGES IN OPERATING ASSETS AND LIABILITIES,
  NET OF EFFECT OF ACQUISITION OF BUSINESS:
  Accounts receivable                                        (11,027)      (28,265)         (559)
  Inventories                                                (11,608)       (5,921)       (6,548)
  Accounts payable, accrued expenses and other
    liabilities                                                4,714         2,678         4,911
  Other changes, net                                          (1,955)        1,943            60

Net cash provided by operating activities                  $  20,101     $   5,185     $  26,126

CASH USED FOR ACQUISITION OF BUSINESS AS REFLECTED IN THE CONSOLIDATED
STATEMENTS OF CASH FLOWS IS SUMMARIZED AS FOLLOWS:
Fair value of non-cash assets acquired, excluding goodwill $       -     $       -     $   3,134
Goodwill                                                           -             -         7,582
Liabilities assumed and created, net of tax benefit                -             -        (2,131)
Common stock issued                                                -             -        (8,313)

Cash paid to acquire business                              $       -     $       -     $     272

The accompanying notes are an integral part of these consolidated financial statements.

                      Standard Microsystems Corporation
                               and Subsidiaries


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Principles of Consolidation

    The consolidated financial statements include the accounts of Standard Microsystems Corporation (SMC) and its subsidiaries (the Company). All significant intercompany transactions have been eliminated.


Cash and Cash Equivalents

    Cash and cash equivalents consist principally of cash in banks and highly liquid debt instruments purchased with maturities of three months or less.


Inventories

    Inventories are valued at the lower of first-in, first-out cost (material, direct labor and overhead) or market.


Software Development Expenses

    The Company expenses software development costs as incurred.


Property, Plant and Equipment

    Property, plant and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the buildings (20 to 25 years) and machinery and equipment (3 to 7 years). Upon sale or retirement of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected currently.


Investment in Equity Securities

    Included within Other Assets is an equity investment in a single investee at February 28, 1995 and 1994. During fiscal 1995, the Company adopted Statement of Financial Accounting Standards No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES (SFAS 115). In accordance with the provisions of SFAS 115, this investment is carried at fair value at February 28, 1995, with a corresponding unrealized gain, net of taxes, reported as a separate component of shareholders' equity. The consolidated balance sheet at February 28, 1994, has not been restated for this accounting change and reflects this investment at cost.

    During the fourth quarter of fiscal 1995, the Company sold approximately one-half of this equity investment, realizing a pre-tax gain of $1,227,000, which is included within "Other Income (Expense)" on the accompanying Consolidated Statements of Income.


Intangible Assets

    Intangible assets are amortized on a straight-line basis over their respective estimated useful lives, ranging from six to twelve years.


Product Warranty

    The Company's products are generally under warranty against defects in material and workmanship for periods ranging from one year to lifetime. Estimated warranty costs are accrued when the products are sold.


Income Taxes

    Deferred income taxes are provided on temporary differences that arise in the recording of transactions for financial and tax reporting purposes and result in deferred tax assets and liabilities. Deferred tax assets are reduced by an appropriate valuation allowance if it is management's judgment that part of the deferred tax asset will not be realized. Tax credits are accounted for as reductions of the current provision for income taxes in the year in which the related expenditures are incurred.


Foreign Currency Translation

    Assets and liabilities of foreign subsidiaries are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of their operations are translated using the average exchange rates during the period. Resulting translation adjustments are recorded as a separate component of shareholders' equity.


Net Income per Common and Common Equivalent Share

    Net income per common and common equivalent share has been computed based on the weighted average number of shares outstanding during the year, including the effect of common equivalent shares if dilutive. The difference between primary and fully diluted earnings per share is immaterial for all periods presented.


Reclassifications

    Certain items shown have been reclassified to conform with the fiscal 1995 presentation.

                      Standard Microsystems Corporation
                               and Subsidiaries

2.  BUSINESS ACQUISITIONS

    In December 1992, the Company issued 350,000 shares of its common stock in exchange for all of the outstanding common and preferred stock of Sigma Network Systems, Inc. The acquisition was valued at approximately $8,700,000, including related costs, and was accounted for as a purchase. The excess of the cost over the fair value of the net assets acquired is being amortized on a straight-line basis over a seven year period.

    The following unaudited summary presents the Company's pro forma consolidated results of operations for the year ended February 28, 1993, as if this acquisition had occurred at the beginning of the fiscal year. These results do not necessarily represent results which would have occurred had this acquisition taken place on the basis assumed above.

(IN THOUSANDS, EXCEPT PER SHARE DATA)
FOR THE YEAR ENDED FEBRUARY 28, 1993
Revenues                              $ 253,263
Net income                            $  14,004
Net income per share                  $    1.12

3.  LONG-TERM DEBT

    Long-term debt consists of the following (in thousands):

AS OF FEBRUARY 28,                   1995       1994

Revolving credit agreement, bearing
  interest at prime rate plus 2%     $  -    $ 5,940
10.68% senior term loan                 -      5,250
Bank note, bearing interest at prime
  rate plus 4%                          -      2,000

                                        -     13,190
Less: current maturities                -      4,000

                                     $  -    $ 9,190

    During the fourth quarter of fiscal 1995, the Company retired all of its bank debt, consisting of a revolving line of credit, a senior term loan and a bank note, and recorded an after-tax extraordinary loss of $944,000 on this early retirement. The extraordinary loss consists of early redemption premiums paid to the debt holders and the write-off of deferred financing costs associated with this debt.

    Concurrent with this early retirement, the Company arranged a new $80,000,000 unsecured revolving line of credit, which permits the Company to borrow funds on a revolving basis through January 1998. The line of credit bears an annual commitment fee of .25% of the unused portion of the line, and bears interest at rates varying from .625% to 1.0% above the London Interbank Offering Rate (LIBOR).


4.  INCOME TAXES

    The provision for income taxes included in the accompanying consolidated statements of income consists of the following (in thousands):

FOR THE YEARS ENDED
FEBRUARY 28,               1995          1994         1993
Current
  Federal                $ 16,242     $ 11,897     $ 11,970
  Foreign                     345          188          177
  State                     2,281        1,907        2,209

                           18,868       13,992       14,356
Deferred                   (2,928)        (222)      (1,846)

                         $ 15,940     $ 13,770     $ 12,510

    The provision for taxes on income before extraordinary item differs from the amount computed by applying the U.S. Federal statutory tax rate as a result of the following:


FOR THE YEARS ENDED
FEBRUARY 28,              1995      1994      1993

Provision for income
  taxes computed at
  the statutory rate      35.0%     35.0%     34.0%
State taxes                3.7       3.7       5.1
Differences between
  foreign and
  U.S. income tax rates,
  including effect of
  unused foreign NOL
  carryforwards              -       1.2       3.2
Foreign sales
  corporation             (1.3)     (0.5)        -
Income tax credits        (0.1)     (0.3)     (1.3)
Goodwill amortization      0.5       1.9       1.1
Other                      1.0      (0.1)      2.0

                          38.8%     40.9%     44.1%

    The tax effects of temporary differences that result in deferred tax benefits are as follows (in thousands):

AS OF FEBRUARY 28,                 1995        1994

Reserves and accruals not
  deductible for tax purposes   $ 3,391     $ 1,258
Inventory valuation               2,151       1,930
Net operating loss carryforward     857       1,028
Depreciation                      1,031         335
Other                              (243)        187

                                $ 7,187     $ 4,738

                       Standard Microsystems Corporation
                               and Subsidiaries

    Realization of tax benefits from NOL carryforwards of the Company's Japanese subsidiary is uncertain, and accordingly is fully reserved. At a current foreign exchange rate, these carry-forwards aggregate approximately $6,500,000 as of February 28, 1995, and will expire between fiscal 1996 and fiscal 2000.

    Income tax provisions for fiscal 1995, 1994 and 1993 have not been reduced by $707,000, $992,000 and $1,329,000, respectively, of tax benefits related to the Company's stock option plans. These amounts have been credited to additional paid-in capital.

    The Company has $3,001,000 of New York State tax credit carryforwards of which $1,230,000 and $950,000 expire in fiscal 1996 and 1997, respectively. The remaining $821,000 of credit carryforwards expire at various dates in fiscal 1998 through fiscal 2004.

    During fiscal 1995, the Company made an election to amortize $3,318,000 of goodwill related to the October 1991 acquisition of the local area networking business of Western Digital Corporation. This election will allow the Company to take a tax deduction for this previously non-deductible goodwill over a fifteen year period. Additionally, the other intangible assets related to this acquisition will now also be amortized over a fifteen year period for tax purposes. Previously, the tax lives of these assets varied from six to twelve years.


5. OTHER BALANCE SHEET DATA

(IN THOUSANDS)

AS OF FEBRUARY 28,                   1995       1994

Inventories:
  Raw materials                   $11,547    $ 5,920
  Work-in-process                  16,239     14,764
  Finished goods                   18,003     13,420

                                  $45,789    $34,104

Intangible assets:
  Covenant not to compete         $15,100    $15,100
  Acquired LAN technologies        13,500     13,500
  Excess of acquisition cost
    over fair value of net assets
    acquired (goodwill)            15,279     15,279

                                   43,879     43,879
  Less: accumulated amortization   17,400     11,911

                                  $26,479    $31,968

Accrued expenses and
other liabilities:
  Salaries and fringe benefits    $ 6,502    $ 6,153
  Advertising                       3,683      3,232
  Other                             5,342      6,062

                                  $15,527    $15,447

6.  MINORITY INTEREST IN SUBSIDIARY

    Sumitomo Metal Industries, Ltd. of Osaka, Japan (SMI) owns 20% of the issued and outstanding common stock and all of the non-cumulative, non-voting 6% preferred stock of the Company's subsidiary, Toyo Microsystems Corporation
(TMC). The Company and SMI have agreed to declare a preferred dividend if TMC should realize net income of at least five times the total amount of preferred dividends which would be payable on all preferred stock then outstanding. The annual preferred dividend would be equal to 6% of the subscription price of 2.16 billion yen, or approximately $1,336,000 at an exchange rate of 97 yen per dollar.

    In the event that a third party acquires a majority of the outstanding common stock of the Company, SMI has the option to require the Company to purchase SMI's interest in TMC.


7. COMMITMENTS AND CONTINGENCIES


Compensation

    Certain executives are employed under separate agreements terminating in fiscal 1996. These agreements provide, among other things, for base salaries totalling $1,436,000 through fiscal 1996.

    The Company has employment contracts with certain key employees of its subsidiary, SMC Massachusetts Inc., which provide for base salaries totalling $600,000 per year through fiscal 1996. Incentive payments aggregating up to $830,000 per year are also payable under these contracts through fiscal 1996, subject to achieving certain product development and revenue milestones as defined in the contracts.

    The Company has also entered into agreements with certain officers providing for severance pay if their employment is terminated following a change in control of the Company.


Operating Leases

    The Company leases certain vehicles, facilities and equipment. Minimum rentals under these leases for each of the next five years are as follows (in thousands):

1996                     $1,306
1997                      1,310
1998                        806
1999                        710
2000                        695

    Total rent expense was $1,013,000, $755,000 and $490,000 in fiscal 1995,
1994 and 1993, respectively.

                       Standard Microsystems Corporation
                               and Subsidiaries

Wafer Supply Agreements

    In September 1994, the Company entered into an agreement with AT&T Microelectronics whereby the Company will purchase approximately $16,000,000 of wafer manufacturing equipment for installation at AT&T facilities. In return, a portion of AT&T's wafer production capacity during the five year period following the installation of the equipment will be reserved for the Company's requirements at favorable pricing. The first production wafers are expected to be delivered by the end of fiscal 1996.

    In March 1995, the Company entered into an agreement to invest approximately $20,000,000 in Chartered Semiconductor Pte Ltd. (Chartered), a semiconductor manufacturer located in Singapore. Under the terms of the agreement, the Company acquired an equity interest in Chartered of less than 5% and, in return, will be allocated capacity in a new wafer fabrication facility to be constructed by Chartered in Singapore. Approximately $14,000,000 of the Company's investment was made in March 1995, with the remaining $6,000,000 investment scheduled for March 1996.


Litigation

    In September 1991, the Company and Texas Instruments Incorporated (TI) agreed to settle, terminate and dismiss litigation between the two companies. In addition to the settlement agreement, the parties entered into a five year patent cross-licensing agreement covering the manufacturing of certain semiconductor and local area network products, which license provides for payments by the Company over a period ending December 31, 1996.

    In the ordinary course of business, various lawsuits and claims are filed against the Company. While the outcome of these matters is currently not determinable, management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's operations or financial position.


8. BENEFIT AND INCENTIVE PLANS


Incentive Savings and Retirement Plan

    The Company maintains a defined contribution Incentive Savings and Retirement Plan (the Plan) which, pursuant to Section 401(k) of the Internal Revenue Code, permits employees to defer taxation on their pre-tax earnings reduction contributions to the Plan.

    The Plan permits employees to contribute up to 15% of their earnings, through payroll deductions, based on earnings reduction agreements. The Company's contribution, which is equal to one-half of the employee's contribution up to 6%, is invested in the common stock of the Company and totalled $866,000, $729,000 and $448,000 in fiscal 1995, 1994 and 1993, respectively.

    The Company has authorized unissued common stock reserved for issuance to the Plan. As of February 28, 1995, 205,000 unissued shares remain in reserve. Since its inception, 637,000 shares of the Company's common stock have been contributed to the Plan.

    As of February 28, 1995, 610 of the 749 employees who had satisfied the Plan's eligibility requirements to participate were making salary deduction contributions.


Stock Option Plans

    Under the Company's stock option plans, options to purchase common stock may be granted to officers and key employees at prices not less than the market price of the shares at the date of grant. At February 28, 1995, the expiration dates of the outstanding options range from March 30, 1995, to January 31, 2000, and the exercise prices range from $4.13 to $30.00 (average $16.33) per share.


    The following is a summary of activity under the plans over the past three years:


FOR THE YEARS ENDED FEBRUARY 28,                     1995          1994          1993

Shares under option, beginning of year            732,000       602,000     1,101,000
Options granted during the year                   402,000       304,000       155,000
Options cancelled or terminated                   (53,000)      (26,000)     (131,000)
Options exercised:
  1995 ($4.13 to $26.00 per share)               (214,000)
  1994 ($4.13 to $19.38 per share)                             (148,000)
  1993 ($4.13 to $8.75 per share)                                            (523,000)

Shares under option, end of year                  867,000       732,000       602,000

Options exercisable, end of year                  167,000       128,000       105,000

Shares available for future grants, end of year   665,000       290,000        81,000

                      Standard Microsystems Corporation
                               and Subsidiaries

    Under the Company's Director Stock Option Plan, non-qualified options to purchase common stock may be granted to directors at prices not less than the market price of the shares at the date of grant. At February 28, 1995, the expiration dates of the outstanding options range from June 30, 1997, to July 7, 1999, and the exercise prices range from $11.75 to $16.00 (average $14.22) per share.


    The following is a summary of activity under the Director Stock Option Plan over the past three years:


FOR THE YEARS ENDED FEBRUARY 28,                    1995         1994         1993

Shares under option, beginning of year            59,000       90,000      125,000
Options granted during the year                   15,000       15,000       15,000
Options cancelled or terminated                        -            -            -
Options exercised:
  1995 ($7.13 per share)                         (31,000)
  1994 ($7.13 to $11.75 per share)                            (46,000)
  1993 ($7.13 per share)                                                   (50,000)

Shares under option, end of year                  43,000       59,000       90,000

Options exercisable, end of year                  13,000       34,000       75,000

Shares available for future grants, end of year   30,000       45,000       60,000

Restricted Stock Bonus Plan

    The Company's Restricted Stock Bonus Plan provides for common stock awards to certain officers and key employees. The fair market value of shares awarded to an employee in any year is limited to 20% of the employee's base salary. Such common stock awards are earned in equal installments on the second, third and fourth anniversaries of the award, provided the employee has remained in the Company's employ through such anniversary dates; otherwise the unearned shares are forfeited.

    The maximum number of shares issuable under the plan is 400,000 of which 136,000, net of cancellations, have been awarded as of February 28, 1995. The market value of these shares at the date of award, net of cancellations, is recorded as compensation expense ratably over four year periods from the respective award dates. This compensation expense was $361,000, $189,000 and $51,000 in fiscal 1995, 1994 and 1993, respectively.


Retirement Plans

    In March 1994, the Company adopted an unfunded Supplemental Executive Retirement Plan to provide senior management with retirement, disability and death benefits. Benefits are based upon average compensation during the three year period prior to retirement. The projected benefit obligation at the end of fiscal 1995 was approximately $4,000,000. Assumptions used in developing the projected benefit obligation at the end of fiscal 1995 are detailed as follows:

Weighted-average discount rate                  7.25%
Weighted-average rate of compensation increase  7.00%
Weighted-average expected long-term return
  on plan assets                                 7.25%

    The cost of this plan will be accrued over the remaining years of service of each of the participants, of which $401,000 was accrued in fiscal 1995. The Company is the beneficiary of life insurance policies that have been purchased as a method of partially financing benefits under this plan.

    During fiscal 1993, the Company adopted an unfunded retirement plan for the non-employee members of its Board of Directors. The plan provides for annual benefit payments equal to the annual retainer in effect at the date of retirement, for a period of years equal to the lesser of the director's years of service or ten years. The cost of this plan is accrued over the directors' estimated remaining years of service, of which $264,000, $270,000 and $139,000 was accrued during fiscal 1995, 1994 and 1993, respectively.


Executive Incentives

    Under arrangements approved by the Company's Board of Directors, certain executives receive incentive compensation based upon certain revenues and earnings of the Company, as defined. $1,506,000 of such compensation was earned during fiscal 1995, of which $260,000 will be issued in common stock pursuant to the Company's Restricted Stock Bonus Plan. $1,700,000 and $2,627,000 of incentive compensation was earned during fiscal 1994 and 1993, respectively.

                      Standard Microsystems Corporation
                               and Subsidiaries


9.  STOCK PURCHASE RIGHTS PLAN

    Under a stock purchase rights plan, shareholders may be entitled to purchase common stock in the Company at a discounted price, in the event of certain efforts to acquire control of the Company. The rights will expire in January 1998, unless previously redeemed by the Company at $.01 per right.


10.CUSTOMER AND GEOGRAPHIC INFORMATION


Geographic Information

    International sales accounted for 46.8%, 44.0% and 43.9% of total revenues during fiscal 1995, 1994 and 1993, respectively. International sales were primarily to customers in Europe, Canada and the Far East. Approximately 94% and 95% of the Company's identifiable assets were located in the United States at February 28, 1995 and 1994, respectively. The remainder were located primarily in the Company's Japanese subsidiary.

Major Customers

    During fiscal 1995, one customer accounted for 10.3% of revenues. In fiscal 1994, one customer accounted for 11.9% of revenues. In fiscal 1993, two customers represented 13.4% and 11.5% of revenues, respectively.


Concentrations of Credit Risk

    The Company is primarily engaged in the design, development and marketing of products utilized in the personal computer networking marketplace. The Company sells a significant amount of its products through distributors and as a result, maintains individually significant receivable balances from its major distributors. The Company performs credit evaluations on a regular basis and generally requires no collateral. Allowances for credit losses are maintained, and actual losses have been within management's expectations.

11. QUARTERLY FINANCIAL DATA (UNAUDITED)
(IN THOUSANDS, EXCEPT PER SHARE DATA)

QUARTER ENDED                       MAY 31    AUG. 31     NOV. 30     FEB. 28

FISCAL 1995
  Revenues                         $80,020    $91,964    $104,771    $101,916
  Gross profit                      35,355     39,978      45,233      43,837
  Operating income                   9,344      9,770      11,811       9,697
  Income before extraordinary item   5,358      5,583       6,821       7,405
  Extraordinary item                     -          -           -        (944)
  Net income                         5,358      5,583       6,821       6,461

  Per Share Data
  Income before extraordinary item $  0.41    $  0.42    $   0.51    $   0.55
  Extraordinary item                     -          -           -       (0.07)
  Net income                          0.41       0.42        0.51        0.48
  Market price
    High                             19.50      19.63       25.25       31.63
    Low                              14.88      13.38       18.38       21.38

FISCAL 1994
  Revenues                         $68,444    $72,031    $ 88,894    $ 93,206
  Gross profit                      26,410     28,350      35,928      37,678
  Operating income                   8,016      7,511       9,593      10,316
  Net income                         4,392      4,162       5,430       5,927

  Per Share Data
  Net income                       $  0.34    $  0.32    $   0.41    $   0.45
  Market price
    High                             21.25      20.75       25.13       26.75
    Low                              12.50      14.50       17.50       17.25

    The Company's common stock is traded in the over-the-counter market under the NASDAQ symbol: SMSC. Trading is reported in the NASDAQ National Market List.

    There were approximately 1,200 holders of record of the Company's common stock at March 29, 1995. The Company has never paid a cash dividend. The present policy of the Company is to retain earnings to provide funds for the operation and expansion of its business. The Company does not expect to pay cash dividends in the foreseeable future.

                       Standard Microsystems Corporation
                               and Subsidiaries

REPORT ON MANAGEMENT'S RESPONSIBILITIES

    The consolidated financial statements of Standard Microsystems Corporation and its subsidiaries have been prepared under the direction of management in conformity with generally accepted accounting principles, consistently applied. The statements include amounts that reflect management's objective estimates and judgments.

    Standard Microsystems Corporation and its subsidiaries maintain accounting systems and related internal accounting controls which, in the opinion of management, provide reasonable assurance, at appropriate cost, that assets are properly controlled and safeguarded and that transactions are executed in accordance with management's authorization and are recorded and reported properly.

    The audit committee of the Board of Directors is composed solely of directors who are not officers or employees of the Company. The committee meets periodically with representatives of management and the independent public accountants. The independent public accountants have free access to the committee, without management present, to discuss the results of their audit work, adequacy of internal financial controls and the quality of the financial reporting. The committee also recommends to the directors the appointment of the independent public accountants.

    The independent public accountants provide an objective, independent review as to management's discharge of its responsibilities as they relate to the integrity of reported operating results and financial condition.

    The consolidated financial statements in this annual report have been audited by Arthur Andersen LLP, independent public accountants.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

    To the Shareholders and Board of Directors of Standard Microsystems
Corporation:

    We have audited the accompanying consolidated balance sheets of Standard Microsystems Corporation (a Delaware corporation) and subsidiaries as of February 28, 1995, and February 28, 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended February 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Microsystems Corporation and subsidiaries as of February 28, 1995, and February 28, 1994, and the results of their operations and their cash flows for each of the three years in the period ended February 28, 1995, in conformity with generally accepted accounting principles.

March 29, 1995                                      ARTHUR ANDERSEN LLP
Baltimore, Md.