Form 10-K, Exhibit 13
period 1997-02-28
STANDARD MICROSYSTEMS CORP
filed 1997-06-09
CIK 93384

Exhibit 13


PAGE 11:

FINANCIAL REVIEW

Selected Financial Data                              12
Management's Discussion and Analysis                 13
Consolidated Balance Sheets                          17
Consolidated Statements of Income                    18
Consolidated Statements of Shareholders' Equity      19
Consolidated Statements of Cash Flows                20
Notes to Consolidated Financial Statements           21
Report on Management's Responsibilities              32
Report of Independent Public Accountants             32

Standard Microsystems Corporation and Subsidiaries                   Page 12
SELECTED FINANCIAL DATA
As of February 28 or 29, and for the years then ended

(In thousands, except per share data)                        1997         1996         1995         1994         1993
Operating Results
  Revenues                                                $ 354,138    $ 341,926    $ 378,671    $ 322,575    $ 250,495
  Cost of goods sold and operating expenses                 383,152      370,835      338,049      287,139      219,712
  Income (loss) from operations                             (29,014)     (28,909)      40,622       35,436       30,783
  Other income (expense), net                                (3,988)      48,913          670       (1,964)      (2,865)
  Income (loss) before minority interest,
      provision for income taxes and extraordinary item     (33,002)      20,004       41,292       33,472       27,918
  Minority interest in net income (loss)
    of subsidiary                                                21          202          185         (209)        (430)
  Income (loss) before provision for income
     taxes and extraordinary item                           (33,023)      19,802       41,107       33,681       28,348
  Provision for (benefit from) income taxes                 (11,726)       8,201       15,940       13,770       12,510
  Income (loss) before extraordinary item                   (21,297)      11,601       25,167       19,911       15,838
  Extraordinary item                                           --           --           (944)        --           --
  Net income (loss)                                       $ (21,297)   $  11,601    $  24,223    $  19,911    $  15,838
  Weighted average common and
    common equivalent shares                                 13,838       13,515       13,305       13,090       12,469
Per Share Data
  Income (loss)  before extraordinary item                $   (1.54)   $    0.86    $    1.89    $    1.52    $    1.27
  Extraordinary item                                           --           --          (0.07)        --           --
  Net income (loss)                                       $   (1.54)   $    0.86    $    1.82    $    1.52    $    1.27
  Shareholders' equity at year end                        $   12.38    $   14.11    $   13.16    $   11.18    $    9.50
  Market price at year end                                     8.50        15.63        26.50        19.13        18.75

Balance Sheet Data
  Current assets                                          $ 130,141    $ 148,884    $ 162,776    $ 140,393    $ 111,326
  Current liabilities                                        39,278       51,188       42,506       41,395       40,649
  Working capital                                         $  90,863    $  97,696    $ 120,270    $  98,998    $  70,677

  Property, plant and equipment, net                      $  62,794    $  60,208    $  34,908    $  30,600    $  30,775
  Total assets                                              234,056      260,659      228,578      205,833      183,926
  Long-term debt                                              7,000         --           --          9,190       12,135
  Other liabilities                                           4,584        4,593          915          447          313


  Minority interest in subsidiary                            11,397       11,376       11,174       10,989       11,198
  Shareholders' equity                                      171,797      193,502      173,983      143,812      119,631



PAGES 13 through 16:

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview
Standard Microsystems Corporation conducts its operations primarily through its Component Products and System Products Divisions. The Component Products Division (CPD) designs, produces and markets very-large-scale-integrated circuits, mainly for control of various personal computer functions, as well as specialized semiconductor-related products that are produced in the Company's own foundry. The System Products Division (SPD) designs, produces and markets products that connect personal computers to, and allow communications over, local area networks (LANs). As a separate profit center, the Company's subsidiary, Toyo Microsystems Corporation (TMC), sells component and system products into the Japanese market.

The Company reported reduced revenues and a significant operating loss for the fourth quarter of fiscal 1997, the result of difficulties experienced by both its CPD and SPD, as discussed herein.


Revenues
The following table presents the Company's revenues by division and product line, for the three years ended February 28, 1997 (in millions):

Fiscal years ended February 28 or 29,      1997      1996      1995
Component Products
Integrated circuit revenues               $ 164.3   $ 123.0   $ 106.9
Foundry device revenues                      14.7      15.6       3.7
Total component products revenues         $ 179.0   $ 138.6   $ 110.6

System Products
Adapter revenues                          $ 120.3   $ 144.5   $ 204.9
Hub and switch revenues                      37.2      42.0      51.5
Total system products revenues            $ 157.5   $ 186.5   $ 256.4

Toyo Microsystems Corporation             $  17.6   $  16.8   $  11.7

Total Revenues                            $ 354.1   $ 341.9   $ 378.7


The increase in integrated circuit revenues in fiscal 1997, compared to fiscal 1996, was the result of an increase of approximately 31% in unit shipments of personal computer input/output (PC I/O) integrated circuits, which are now broadly used by most of the world's leading personal computer manufacturers. However, during the second half of the fiscal year, and particularly in the fourth quarter, integrated circuit revenues declined, largely because of significant PC I/O market price reductions by several of the CPD's competitors. Excess semiconductor manufacturing capacity in the Pacific Rim during this period resulted in several competitors producing PC I/O circuits which the Company believes violated the terms of these competitors' licenses under the Company's patents. These circuits were aggressively priced and marketed during the second half of fiscal 1997. The resolution of this licensing issue with several of these competitors, concluded after the close of the fiscal year, may relieve some of the PC I/O pricing pressures and encourage PC motherboard producers to standardize on the Company's PC I/O architectures.

The increase in component products revenues in fiscal 1996, compared to fiscal 1995, resulted from continued broad acceptance of the division's PC I/O circuits, partially fueled by the worldwide growth in demand for personal computers, as well as relief from a shortage of manufacturing capacity which had plagued the semiconductor industry for much of fiscal 1995. Sales of the division's foundry devices to a particular customer also grew significantly in fiscal 1996.

Revenues from the System Products Division declined by almost 16% in fiscal 1997, following a 27% decline in fiscal 1996. The declines in adapter revenues reflect reduced unit shipments to distributors, the division's principal customers for its products. Declining sales of older Ethernet adapters, as well as significant reductions in prices for Fast Ethernet adapters during the fourth quarter, contributed to the fiscal 1997 revenue decline. The fiscal 1997 reduction in hub and switch revenues reflects the January 1996 sale of the division's Enterprise Networks Business Unit (ENBU), which was responsible for enterprise-wide switching products, to Cabletron Systems, Inc. After adjusting fiscal 1996 results for this divestiture, hub and switch revenues actually increased modestly in fiscal 1997. The decline in fiscal 1996 hub and switch revenues, compared to fiscal 1995, resulted from reduced shipments of the ENBU's switching products.

International shipments accounted for about 55% of the Company's revenues in fiscal 1997, compared to 56% in fiscal 1996 and 47% in fiscal 1995. Increased shipments during these periods to Asia and the Pacific Rim, primarily reflecting the corresponding growth in integrated circuit revenues, have been offset by reduced shipments to Europe and to the rest of the world. Lower overall SPD shipments have, in turn, resulted in lower shipments to Europe.


Gross Profit
The Company's gross profit has declined from 43.4% in fiscal 1995 to 35.9% in fiscal 1996 and to 26.9% in fiscal 1997. One significant reason for this trend has been the shift in product mix from system products to component products. System products contributed 68% of consolidated revenues in fiscal 1995, compared to 44% in fiscal 1997, while component products' contribution to consolidated revenues increased from 29% in fiscal 1995 to 51% in fiscal 1997. Component products have historically produced lower margins than system products, resulting in lower consolidated gross profit as this shift occurred. Also during this period, selling price declines on system products have exceeded cost reductions, resulting in a downward trend in system products' margins.

Certain integrated circuits introduced by the Company during the first half of fiscal 1997 experienced lower than expected manufacturing yields, restraining the division's gross profit during the period. These yields increased to acceptable levels during the second half of the fiscal year.

During the fourth quarter of fiscal 1997, the Company recorded charges of $9.9 million to write down certain component and system products inventories to net realizable value, in response to significant market price reductions, in some cases below cost, for various PC I/O, Ethernet and Fast Ethernet products, as well as to recognize excess inventory of older and discontinued products. The reduction in order input and shipments during the fourth quarter led to these excess inventory balances.

In the second quarter of fiscal 1996, an $11.8 million charge was recorded to reduce the carrying value of certain system products inventory reflecting the disappointing reception of a new product introduction, lower than projected demand for several older product lines, and a decision to reduce the variety of networking products that perform similar functions.


Research and Development Expenses
Research and development (R&D) expenses decreased 17% in fiscal 1997 compared to fiscal 1996, primarily the result of the January 1996 divestiture of the ENBU, partially offset by increased R&D expenditures by the Component Products Division. The R&D expenses of the divested ENBU totaled almost $9.8 million during fiscal 1996. Fiscal 1997 research and development expenditures of the CPD increased by almost $3.5 million compared to fiscal 1996, as the division expanded its resources in this area through the February 1996 acquisition of the assets and staff of San Jose, California-based EFAR Microsystems, Inc., the October 1996 establishment of a design center in Massachusetts, and the expansion of its Austin, Texas design center. Fiscal 1998 CPD engineering efforts are expected to focus on continuing enhancements and cost reductions to its flagship PC I/O product line and also on expanding into new PC technologies. The System Products Division's fiscal 1998 R&D is expected to focus on development of leading-edge products in emerging LAN technologies, primarily Fast Ethernet and, to a lesser extent, ATM.

Fiscal 1996 R&D expenditures were $3.4 million, or 12%, higher than comparable fiscal 1995 figures. During the first half of fiscal 1996, the SPD was continuing to expand its development efforts in enterprise-wide switching products, and thus $2.2 million of the fiscal 1996 increase reflects growth in ENBU expenditures. In addition, fiscal 1996 expenditures for component product development were modestly higher than in fiscal 1995.


Selling, General and Administrative Expenses
Fiscal 1997 selling, general and administrative expenses of $93.1 million declined 13% from $106.3 million in fiscal 1996. This decline includes an $11.3 million reduction in sales and marketing expenses incurred by the SPD, resulting from both the sale of the ENBU and lower fiscal 1997 revenues, partially offset by a $3.8 million increase in such expenditures for the CPD. The increased expenditures for the CPD were driven primarily by its increased fiscal 1997 revenues, and include direct selling expenses such as commissions and royalties, as well as costs associated with increased sales and marketing staff. The Company's fiscal 1997 general corporate expenses increased by approximately $1.1 million compared to fiscal 1996, reflecting costs of implementing a new client/server information system, partially offset by the impact of executive severance charges incurred during the prior fiscal year.

Selling, general and administrative expenses increased 18% to $106.3 million in fiscal 1996, from $90.0 million in fiscal 1995. Fiscal 1996 operating expenses included $2.5 million of executive severance charges, as well as higher selling and marketing expenses for LAN switching and hub products. Fiscal 1996 expenses also include higher marketing and selling costs associated with higher revenues in the Component Products Division.


Other Operating Expenses
The reduction in amortization of intangible assets in fiscal 1997 resulted from the sale of the ENBU and its related goodwill, as well as the impact of a $2.4 million write-down of an acquired LAN technology to its net realizable value in fiscal 1996. This write-down also accounts for the fiscal 1996 increase in such amortization compared to fiscal 1995.

The $5.4 million charge for purchased in-process technology reported in fiscal 1996 resulted from the Company's February 1996 acquisition of the assets of EFAR Microsystems, Inc., for 240,000 shares of the Company's common stock.


Other Income and Expense
The decline in interest income in both fiscal 1997 and fiscal 1996 reflects lower average cash balances available for investment during both periods. Interest expense in all three fiscal years presented resulted principally from borrowings under the Company's revolving line of credit.

In September 1996, the Company settled an ongoing litigation with Penril Datacomm Networks, Inc. (Penril) related to technology and product agreements between Penril and Sigma Network Systems, Inc. (Sigma). These agreements were executed before the Company's purchase of Sigma in December 1992. This business was reorganized to operate as the Company's ENBU, focusing on enterprise-wide switching products, and was subsequently sold to Cabletron Systems, Inc. in January 1996. The Company and Penril agreed to a settlement of the disputes whereby all claims of both parties were dismissed, resulting in the Company recording a $4.1 million charge in the third quarter of fiscal 1997.

In January 1996, the Company realized a $49.7 million gain on the sale of the assets and technology of its ENBU to Cabletron Systems Inc. for $74.0 million.


Income Taxes
The Company's effective income tax benefit rate for fiscal 1997 was 35.5%. This rate includes a relatively low benefit rate for state income taxes as several states in which the Company operates do not allow net operating loss carrybacks.

In fiscal 1996, income taxes were provided for at an effective rate of 41.4%, higher than the 38.8% rate reported for fiscal 1995. The goodwill written off in connection with the sale of the ENBU was not deductible for tax purposes, raising the fiscal 1996 effective tax rate.


Liquidity and Capital Resources
The Company's working capital decreased from $97.7 million at February 29, 1996, to $90.9 million at February 28, 1997, primarily as a result of the net loss incurred by the Company during the second half of fiscal 1997. Cash generated by operating activities in fiscal 1997 was $4.9 million, as the year's net loss was effectively offset by depreciation expense and amortization. Investing activities in fiscal 1997 included $19.4 million of capital expenditures and $2.0 million of strategic investments in new semiconductor technologies by the CPD. Fiscal 1997 capital expenditures were focused on improvements to the Company's wafer fabrication plant, semiconductor test equipment, information systems improvements and engineering design tools. There were no material commitments for capital expenditures as of February 28, 1997, and fiscal 1998 capital expenditures are expected to be lower than fiscal 1997 capital expenditures. Net borrowings of $7.0 million under the Company's revolving line of credit partially financed fiscal 1997's investing requirements.

The Company maintains a combined $25.0 million revolving line of credit with two banks, which permits the Company to borrow funds on a revolving basis, primarily to finance working capital needs. The Company's disappointing financial performance resulted in several violations of financial covenants during fiscal 1997, for which the appropriate bank waivers were obtained, allowing the Company to continue to borrow, as necessary, pursuant to the original terms and conditions of the credit line. In May 1997, the Company and its banks renegotiated the terms of the credit line, extending the agreement through July 1998, adjusting the interest rate, and providing the banks with a general security interest in the Company's trade accounts receivable and inventory. Revised financial covenants were also agreed upon.

In July 1997, $7.1 million, plus interest, which was placed in escrow pursuant to the January 1996 sale of the ENBU to Cabletron Systems, Inc., is scheduled to be released to the Company. In April 1997, Cabletron filed a claim against the escrow account, and in May 1997 filed a related lawsuit, alleging breach by the Company of the non-competition clause of the Asset Purchase Agreement. The lawsuit seeks an injunction and unspecified damages.
The Company firmly believes that this claim is without merit.

The net operating loss generated in fiscal 1997 will be carried back for income tax purposes to recover approximately $8.0 million of taxes paid in prior periods. While difficult to predict, a significant portion of these tax refunds could be received before the end of fiscal 1998, or, alternatively, be applied against potential tax liabilities generated in fiscal 1998.

In March 1997, Intel Corporation (Intel) acquired 1.5 million newly-issued shares of the Company's common stock for $14.7 million, resulting in a slightly below 10% ownership of the Company. Intel also received a three-year warrant to purchase an additional 1.5 million shares, at various prices, pursuant to a recently signed agreement between the Company and Intel. Note 10 of the Notes to Consolidated Financial Statements included herein provides additional details of this agreement and the related business arrangement.

The Company expects that its cash and cash equivalents, cash flows from operations, borrowing capacity under its revolving line of credit and several other of sources of cash (including the March 1997 equity investment by Intel) will be sufficient to finance the Company's operating and capital requirements through the end of fiscal 1998.


Factors That May Affect Future Results
Certain statements and information contained in this annual report constitute "forward-looking statements" within the meaning of the Federal Securities laws. These forward-looking statements involve risks and uncertainties which may cause actual results and performance to be different from those expressed or implied in such statements.

The Company competes in the personal computer semiconductor and local area networking markets, both of which are characterized by intense competition, rapid changes in technology and price erosion. Many of the competitors in these markets are larger and have significantly greater financial and other resources than the Company.

The Company's quarterly and annual operating results may be influenced by many factors, including, among others: the worldwide demand for personal computers, the ability to introduce competitive products on a timely basis, constraints on the availability and fluctuations in the cost of subcontracted manufacturing, the ability to forecast market and customer demand, and new products and technologies introduced by competitors.

Sales of most of the Company's products depend largely on sales of personal computers. Reductions in the rate of growth in the PC market could adversely affect the Company's operating results. In addition, as a component supplier to PC manufacturers, the Company's Component Products Division often experiences a greater magnitude of demand fluctuation than the Division's customers themselves experience. Also, some of the Company's products are used in PCs for the consumer market, which tends to be a more volatile market than other segments of the PC marketplace.

The Company's success is highly dependent upon its ability to develop new products, bring them to the market ahead of its competitors, and induce customers to select its products for their needs. In an environment of accelerating changes in technology and short product life cycles, these factors have become increasingly challenging and important.

The vast majority of the Company's products are manufactured, assembled and tested by independent foundries and subcontract manufacturers. This reliance upon foundries and subcontractors involves certain risks, including potential lack of manufacturing availability, reduced control over delivery schedules, availability of advanced process technologies, changes in manufacturing yields, and potential cost fluctuations. Most of the Company's LAN products are currently manufactured by two separate subcontractors, increasing the potential risk of interruptions in LAN manufacturing availability.

The Company generally must order inventory to be built by its foundries and subcontract manufacturers well in advance of product shipments. Because the Company's markets are volatile, there is risk that the Company may forecast incorrectly and produce excess or insufficient inventories. This inventory risk is increased by the recent trend for customers to place orders with increasingly shorter lead times. Such inventory imbalances actually contributed significantly to the Company's operating loss in the fourth quarter of fiscal 1997.

A significant number of the Company's foundries and subcontractors are located in Asia. Many of the Company's customers also manufacture in Asia or subcontract their manufacturing to Asian companies. This concentration of manufacturing and selling activity in Asia poses risks that could affect demand for and supply of the Company's products, including currency exchange rate fluctuations, economic and trade policies, and the Asian political environment.

The Company's performance is inherently dependent upon hiring and retaining employees with specific skills. The inability to hire and retain such employees could hinder the Company's product development and ability to manufacture, market and sell its products.

A limited number of customers account for a significant portion of the Company's revenues. The Company's revenues from any one customer can fluctuate from period to period depending upon market demand for that customer's products, the customer's inventory management and the overall financial condition of the customer.

Standard Microsystems Corporation and Subsidiaries                      Page 17
CONSOLIDATED BALANCE SHEETS
February 28, 1997 and February 29, 1996

(In thousands, except share and  per share data)          1997       1996
Assets

Current assets:

  Cash and cash equivalents                            $  8,382   $ 18,459

  Accounts receivable, net of allowance for doubtful
    accounts of $1,761 and $1,369, respectively          31,182     55,976
  Inventories                                            59,249     60,408
  Deferred tax benefits                                  11,704      8,607
  Other current assets                                   19,624      5,434
       Total current assets                             130,141    148,884
Property, plant and equipment:
  Land                                                    3,832      3,832
  Buildings and improvements                             28,870     26,839
  Machinery and equipment                               125,022    109,235
                                                        157,724    139,906
  Less:  accumulated depreciation                        94,930     79,698
       Property, plant and equipment, net                62,794     60,208
Other assets                                             41,121     51,567
                                                       $234,056   $260,659

Liabilities and Shareholders' Equity
Current liabilities:

  Accounts payable                                     $ 24,753   $ 30,801
  Accrued expenses and other liabilities                 13,715     19,291
  Income taxes payable                                      810      1,096
        Total current liabilities                        39,278     51,188
Long-term debt                                            7,000       --
Other liabilities                                         4,584      4,593
Commitments and contingencies
Minority interest in subsidiary                          11,397     11,376
Shareholders' equity:
  Preferred stock, $.10 par value
    Authorized 1,000,000 shares, none outstanding          --         --
  Common stock, $.10 par value
    Authorized 30,000,000 shares
    Outstanding  13,876,000 and 13,711,000
    shares, respectively                                  1,388      1,371
  Additional paid-in capital                             87,095     84,737
  Retained earnings                                      78,920    100,217
  Unrealized gain on investment, net of tax                 953      2,226
  Foreign currency translation adjustment                 3,441      4,951
        Total shareholders' equity                      171,797    193,502
                                                       $234,056   $260,659

The accompanying notes are an integral part of these consolidated financial statements.

Standard Microsystems Corporation and Subsidiaries                      Page 18
CONSOLIDATED STATEMENTS OF INCOME
For the years ended February 28 or 29,




(In thousands, except per share data)                      1997         1996         1995

Revenues                                                $ 354,138    $ 341,926    $ 378,671
Cost of goods sold                                        258,790      219,141      214,269
Gross profit                                               95,348      122,785      164,402
Operating expenses:
  Research and development                                 26,340       31,666       28,286
  Selling, general and administrative                      93,123      106,337       90,005
  Amortization of intangible assets                         4,899        8,237        5,489
  Purchased in-process technology                            --          5,454           --


                                                          124,362      151,694      123,780
Income (loss) from operations                             (29,014)     (28,909)      40,622
Other income (expense):
  Interest income                                             520          630        1,453
  Interest expense                                           (619)      (1,072)      (1,255)
  Litigation settlement                                    (4,057)        --           --
  Gain on sale of business unit                              --         49,663         --
  Other income (expense), net                                 168         (308)         472
                                                           (3,988)      48,913          670
Income (loss) before minority interest, provision for
  income taxes and extraordinary item                     (33,002)      20,004       41,292
Minority interest in net income  of subsidiary                 21          202          185
Income (loss) before provision for income taxes and
  extraordinary item                                      (33,023)      19,802       41,107
Provision for (benefit from) income taxes                 (11,726)       8,201       15,940
Income (loss) before extraordinary item                   (21,297)      11,601       25,167
Extraordinary item
  Loss on retirement of debt, net of applicable
     income taxes of $600                                    --           --            944
Net income  (loss)                                      $ (21,297)   $  11,601    $  24,223
Income (loss) per common and common equivalent share:
  Income (loss) before extraordinary item               $   (1.54)   $    0.86    $    1.89
  Extraordinary item                                         --           --          (0.07)
Net income  (loss) per common and
  common equivalent share                               $   (1.54)   $    0.86    $    1.82

The accompanying notes are an integral part of these consolidated financial statements.

Standard Microsystems Corporation and Subsidiaries                      Page 19
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY As of February 28 or 29, and for the years then ended

                                                                                       Additional  Unrealized  Foreign
                                                          Common Stock        Paid-In   Retained   Gain On   Translation
(In thousands)                                          Shares     Amount     Capital   Earnings  Investment  Adjustment

Balance at February 28, 1994                            12,867    $  1,287   $ 73,116   $ 64,393   $   --      $  5,016
   Shares issued under employee stock purchase plan         60           6      1,173       --         --          --
   Stock options exercised                                 245          24      1,967       --         --          --
   Tax effect of employee stock plans                     --          --          707       --         --          --
   Restricted stock grant to employees, net                 50           5        356       --         --          --
   Unrealized gain on investment, net of taxes            --          --         --         --          718        --
   Foreign currency translation adjustment                --          --         --         --         --           992
   Net income                                             --          --         --       24,223       --          --
Balance at February 28, 1995                            13,222       1,322     77,319     88,616        718       6,008


   Shares issued under employee stock purchase plan         91           9      1,564       --         --          --
   Stock options exercised                                  72           7        674       --         --          --
   Tax effect of employee stock plans                     --          --          377       --         --          --
   Stock issued for business acquisition                   240          24      3,880       --         --          --
   Restricted stock grant to employees, net                 86           9        923       --         --          --
   Unrealized gain on investment, net of taxes            --          --         --         --        1,508        --
   Foreign currency translation adjustment                --          --         --         --         --        (1,057)
   Net income                                             --          --         --       11,601       --         --
Balance at February 29, 1996                            13,711       1,371     84,737    100,217      2,226        4,951
   Shares issued under employee stock purchase plan        110          11      1,351       --         --          --
   Stock options exercised                                  61           6        425       --         --          --
   Tax effect of employee stock plans                     --          --           42       --         --          --
   Restricted stock grants to employees, net                (6)       --          540       --         --          --
   Unrealized gain on investment, net of taxes            --          --         --         --       (1,273)       --
   Foreign currency translation adjustment                --          --         --         --         --        (1,510)
   Net loss                                               --          --         --      (21,297)      --          --
Balance at February 28, 1997                            13,876    $  1,388   $ 87,095   $ 78,920   $    953    $  3,441

The accompanying notes are an integral part of these consolidated financial statements.

PAGE 20:

Standard Microsystems Corporation and Subsidiaries                      Page 20
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended February 28 or 29,

(In thousands)                                                   1997         1996          1995
----------------------------------------------------------------------------------------------------

Cash flows from operating activities:
  Cash received from customers                                    $ 378,049    $ 361,215    $ 367,342
  Cash paid to suppliers and employees                             (369,329)    (357,981)    (331,406)
  Interest received                                                     512          622        3,027
  Interest paid                                                        (634)      (1,082)      (1,168)
  Income taxes received (paid)                                          350      (17,670)     (16,467)
  Cash paid for litigation settlement                                (4,057)        --           --
                                                                                            ---------

    Net cash provided by (used for) operating activities              4,891      (14,896)      21,328
                                                                                            ---------

Cash flows from investing activities:
  Capital expenditures                                              (19,366)     (39,012)     (13,578)
  Acquisition of business                                              --         (1,440)        --
  Sale  of business unit, net of related costs                         --         70,473         --
  Escrow investment                                                    --         (7,050)        --
  Investment in Chartered Semiconductor Pte Ltd.                       --        (19,944)        --
  Investment in Accelerix Incorporated                               (1,483)        --           --
  Other                                                                (482)          50           39

    Net cash provided by (used for) investing activities            (21,331)       3,077      (13,539)

Cash flows from financing activities:
  Proceeds from issuance of common stock                                431        1,573        1,991
  Borrowings under line of credit agreements                         47,731       34,000          927




  Principal payments of long-term debt                              (40,731)     (34,000)     (14,117)

    Net cash provided by (used for) financing activities              7,431        1,573      (11,199)

Effect of foreign exchange rate changes on cash and cash
equivalents                                                          (1,068)        (773)         773

Net decrease in cash and cash equivalents                           (10,077)     (11,019)      (2,637)

Cash and cash equivalents at beginning of year                       18,459       29,478       32,115

Cash and cash equivalents at end of year                          $   8,382    $  18,459    $  29,478

Reconciliation of net income (loss)
to net cash provided by (used for) operating activities:

Net income (loss)                                                 $ (21,297)   $  11,601    $  24,223

Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:

  Depreciation and amortization                                      22,249       18,976       14,813
  Gain on sale of business unit                                        --        (49,663)        --
  Purchased in-process technology                                      --          5,454         --
  Other adjustments, net                                              1,796        1,423        2,168

  Changes in operating assets and liabilities, net of effects of acquisition and sale of businesses:
    Accounts receivable                                              23,848       19,058      (11,027)
    Inventories                                                         969      (24,459)     (11,608)
    Accounts payable and accrued expenses and other liabilities     (11,599)      13,425        4,714
    Other changes, net                                              (11,075)     (10,711)      (1,955)

Net cash provided by (used for) operating activities              $   4,891    $ (14,896)   $  21,328



Cash used for acquisition of business as reflected in the consolidated statements of cash flows is summarized as follows:

Net assets and technology acquired                                $    --      $   5,554    $    --
Common stock issued                                                    --         (3,904)        --
Liabilities assumed and created                                        --           (210)        --

Cash used for acquisition of business                             $    --      $   1,440    $    --


The accompanying notes are an integral part of these consolidated financial statements.

                                                             Page 21-32

                        Standard Microsystems Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Principles of Consolidation

The consolidated financial statements include the accounts of Standard Microsystems Corporation (SMC) and all its subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents consist principally of cash in banks and highly liquid debt instruments purchased with maturities of three months or less. These debt instruments are categorized as available for sale and are recorded at fair value which approximates cost.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to their short-term maturities. The amount presented for long-term debt also approximates fair value.

Inventories Inventories are valued at the lower of first-in, first-out cost or market and consist of the following (in thousands):

As of February 28 or  29,             1997             1996
                                  --------          --------

Inventories:
   Raw material                    $10,161          $ 9,556
   Work-in-process                  33,356           34,622
   Finished goods                   15,732           16,230
                                 ----------         ---------
                                   $59,249          $60,408
                                 =========          =========

During the fourth quarter of fiscal 1997, both the Company's Component Products and System Products Divisions experienced unexpected reductions in order input and accelerated price competition in their respective markets. These adverse business conditions resulted in excessive inventory balances and market price reductions of certain parts below cost. Accordingly, the Company recorded charges of $9,900,000 to cost of goods sold during the fourth quarter of fiscal 1997 reflecting a reduction in net realizable value of certain inventory and excess inventory of older and discontinued products.

During fiscal 1996, an $11,800,000 charge to cost of goods sold was recorded to reduce the carrying value of certain system products inventory to estimated net realizable value. The principal reasons for the write-down were the disappointing reception of a new product and the reduction of its selling price, lower than projected demand for several older product lines and a decision to reduce the variety of networking products that perform the same function.

Property,  Plant and Equipment

Property, plant and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the buildings (20 to 25 years) and machinery and equipment (3 to 7 years). Upon sale or retirement of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected currently.

Investment in Equity Securities

As of February 28, 1997 and February 29, 1996, an investment in a publicly traded equity security is carried at fair value within Other assets on the accompanying Consolidated Balance Sheets. A corresponding unrealized gain, net of taxes, is reported as a separate component of Shareholders' equity.

Intangible Assets

Intangible assets are amortized primarily on a straight-line basis over their respective estimated useful lives, ranging from three to ten years. During the second quarter of fiscal 1996, the Company canceled certain product development projects related to a particular LAN technology, resulting in a write-down of $2,400,000 in the value of this acquired technology and an acceleration of its amortization to reflect a reduction in its estimated useful life.

Long - Lived Assets

During fiscal 1997, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (SFAS 121). SFAS No. 121 requires the Company to review the recoverability of the carrying amount of its long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. The adoption of SFAS No. 121 did not have a material effect on the Company's results of operations, financial position or cash flow.

Revenue Recognition

The Company recognizes revenues from product sales and accrues for estimated product returns and price protection and other sales allowances at the time of shipment.

Product  Warranty

The Company's products are generally under limited warranty against defects in material and workmanship for periods ranging from one year to lifetime. Estimated warranty costs are accrued when the products are sold.

Software Development Expenses

Software   development   costs  incurred  after   achieving   technological
feasibility are not material and, therefore, are expensed as incurred.

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

Net Income per Common and Common Equivalent Share

Net income per common and common equivalent share has been computed based on the weighted average number of shares outstanding during the year, including the effect of common equivalent shares, if dilutive. The difference between primary and fully diluted earnings per share is immaterial for all periods presented.

Reclassifications

Certain items shown have been reclassified to conform with the fiscal 1997 presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.



2.   BUSINESS ACQUISITIONS AND DIVESTITURE

In October 1996, the Company aquired a 19.9% equity interest in privately held Accelerix Incorporated of Carp, Ontario, Canada, for $1,483,000. The Company and Accelerix also entered into an agreement providing the Company with rights to market, second source and enhance Accelerix' application specific memory technology. This investment is carried at cost on the accompanying consolidated balance sheet.

In February 1996, the Company acquired the assets and technology of EFAR Microsystems, Inc., of Santa Clara, CA. Accounted for as a purchase, the acquisition was valued at $5,554,000 based on the issuance of 240,000 shares of the Company's common stock, the assumption of liabilities and transaction fees. As a result of this acquisition, the Company recorded a $5,454,000 charge for the purchase of in-process technology. The acquisition agreement also provides for the issuance of up to $20,000,000 of additional common stock through February 1999 to EFAR, contingent upon the acquired business achieving certain operating results. Pro forma information for this acquisition would not differ materially from historical results and is therefore not presented.

In January 1996, the Company and its wholly-owned subsidiary, SMC Enterprise Networks, Inc., sold substantially all of the assets and technology associated with the Company's Enterprise Networks Business Unit to Cabletron Systems, Inc., for $74,000,000 in cash, resulting in a gain of $49,663,000 before taxes. The business unit, which originated through the Company's December 1992 purchase of Massachusetts-based Sigma Network Systems, Inc., developed, manufactured and sold enterprise-wide switching products for computer networks. As security for the Company's indemnification obligations, $7,050,000 of the purchase price is in an interest bearing escrow account until July 1997, to be used as a source from which indemnifiable losses, if they occur, may be paid by the Company to Cabletron. In April 1997, Cabletron filed a claim against the escrow account, and in May 1997 filed a related lawsuit, alleging breach by the Company of the non-competition clause of the Asset Purchase Agreement. The lawsuit seeks an injunction and unspecified damages. The Company firmly believes that this claim is without merit.

3.   LONG-TERM DEBT

The Company maintains a $25,000,000 line of credit with several banks, which permits the Company to borrow funds on a revolving basis, primarily to finance working capital needs. During fiscal 1997 and fiscal 1996, the Company violated several financial condition covenants under the agreement, for which the appropriate bank waivers were obtained, allowing the Company to continue to borrow, as necessary, pursuant to the original terms and conditions of the credit line. Borrowings during fiscal 1997 and 1996 were at interest rates between 6.0% and 8.5%.

In May 1997, the Company and its banks renegotiated the terms of the credit line, extending the agreement through July 1998, adjusting the interest rate on borrowings to either the banks' prime rate or LIBOR plus 225 basis points (depending on the maturity of the borrowing), and providing the banks with a general security interest in the Company's trade accounts receivable and inventory. Revised financial covenants covering net income, net worth and various financial ratios were also agreed upon.

At February 28, 1997, the $7,000,000 of outstanding debt bears interest at 6.0625% and is due in fiscal 1999.

4.   INCOME TAXES

The provision for (benefit from) income taxes included in the accompanying consolidated statements of income consists of the following (in thousands):

For the years ended
February 28 or 29,                       1997          1996          1995
                                    ------------- ------------- -------------
Current
    Federal                           $(8,700)      $12,950      $ 16,242
    Foreign                               877           619           345
    State                                 507           580         2,281
                                    ------------ ------------- -------------
                                       (7,316)       14,149        18,868
Deferred                               (4,410)       (5,948)       (2,928)
                                    ------------- ------------- -------------
                                     $(11,726)     $  8,201      $ 15,940
                                    ============= ============= =============

The provision for (benefit from) taxes on income before extraordinary item differs from the amount computed by applying the U.S. Federal statutory tax rate as a result of the following:

For the years ended
February 28 or 29,                       1997          1996          1995
                                    ------------- ------------- -------------
Provision for (benefit from)         (35.0)%        35.0%           35.0%
   income taxes computed at
   the statutory rate
State taxes                           (0.5)          3.8             3.7
Foreign sales corporation             (1.1)         (1.0)           (1.3)
Income tax credits                    (1.0)         (2.9)           (0.1)
Goodwill amortization                   .5           2.4             0.5
ENBU goodwill                          -----         7.6              ---
Other                                  1.6          (3.5)            1.0
                                     ------------ -------------- -------------
                                     (35.5)%        41.4%           38.8%
                                     ============  =============  ============



The tax effects of temporary differences that result in deferred tax benefits are as follows (in thousands):

As of February 28 or 29,                1997          1996
                                       ------      -------
Reserves and accruals not            $ 6,581       $ 3,143
   currently deductible for
   tax purposes

Intangible asset amortization          4,905         3,832
Inventory valuation                    5,665         3,046
Sale of Business Unit                 (1,925)          ---
Purchased in-process technology        1,904         1,909
Depreciation                             441           273
Other                                   (180)          (71)
                                      ---------    --------
                                     $17,391       $12,131
                                      =========    ========

The federal income tax benefit of the net operating loss generated by the Company in fiscal 1997 will be fully realized by carryback against prior taxble income, and accordingly, $8,014,000 of income taxes receivable are included within Other current assets on the consolidated balance sheet at February 28, 1997.


Goodwill associated with the Company's January 1996 sale of its Enterprise Networks Business Unit was not deductible for tax purposes, raising the Company's fiscal 1996 effective tax rate by 7.6 percentage points.


During fiscal 1995, the Company elected a fifteen-year amortization of certain intangible assets related to the fiscal 1992 acquisition of a local area networking business. This election allows the Company to take a tax deduction for previously non-deductible goodwill.


Realization of tax benefits from NOL carryforwards created by the Company's Japanese subsidiary is uncertain, and accordingly is fully reserved. At a current foreign exchange rate, these carryforwards aggregated approximately $3,074,000 as of February 28, 1997, and will expire in fiscal 1998 and fiscal 1999.


Income tax benefits of $42,000, $377,000 and $707,000 related to the Company's stock option plans for fiscal 1997, 1996 and 1995, respectively, have been credited to additional paid-in capital.


The Company has $1,575,000 of New York State tax credit carryforwards of which $289,000 and $97,000 expire in fiscal 1998 and 1999, respectively. The remaining $1,189,000 of credit carryforwards expire at various dates in fiscal 2000 through fiscal 2006.

5.  OTHER BALANCE SHEET DATA

(In thousands)                                           1997            1996

As of February 28 or 29,
Other current assets:
    Escrow deposit                                         $ 7,353       $  --
    Income taxes receivable                                  8,014          --
    Other                                                    4,257         5,434

                                                           $19,624       $ 5,434
                                                           -------       -------

Other assets:
    Intangible assets:
     Covenant not to compete                               $15,100       $15,100
     Acquired  technologies                                 14,050        13,500
     Excess of acquisition cost
         over fair value of net assets
         acquired (goodwill)                                 7,797         7,797
                                                           -------       -------

                                                            36,947        36,397
                                                           -------       -------
         Less: accumulated amortization                     27,287        22,388
                                                           -------       -------

                                                             9,660        14,009
   Common stock of
     Chartered Semiconductor Pte Ltd.                      $19,944       $19,944
   Deferred tax benefits                                     5,687         3,524

   Escrow deposit                                             --           7,050
   Other assets                                              5,830         7,040

                                                           =======       =======
                                                           $41,121       $51,567
                                                           =======       =======

Accrued expenses and other liabilities:
   Salaries and fringe benefits                            $ 5,091       $ 7,046
   Advertising                                               1,200         1,587
   Other                                                     7,424        10,658
                                                           -------       -------

                                                           $13,715       $19,291
                                                           =======       =======

Other liabilities:
    Retirement benefits                                    $ 4,055       $ 3,987
    Other                                                      529           606
                                                           -------       -------
                                                           $ 4,584       $ 4,593
                                                           =======       =======
6.  MINORITY INTEREST IN SUBSIDIARY

Sumitomo Metal Industries, Ltd. of Osaka, Japan (SMI) owns 20% of the issued and outstanding common stock and all of the non-cumulative, non-voting 6% preferred stock of the Company's subsidiary, Toyo Microsystems Corporation (TMC). The Company and SMI have agreed to declare a preferred dividend if TMC should realize net income of at least five times the total amount of preferred dividends which would be payable on all preferred stock then outstanding. The annual preferred dividend would be equal to 6% of the subscription price of 2.16 billion yen, or approximately $1,080,000 at an exchange rate of 120 yen per dollar.

In the event that a third party acquires a majority of the outstanding common stock of the Company, SMI has the option to require the Company to purchase SMI's interest in TMC.

7.  COMMITMENTS AND CONTINGENCIES

Compensation

Certain executives and key employees are employed under separate agreements terminating on various dates through fiscal 2000. These agreements provide, among other things, for annual base salaries totaling $1,501,000, $1,330,000 and $746,000 in fiscal 1998, 1999 and 2000, respectively

Severance Agreements

 The Company's System Products Division has experienced significant operating losses over the past two years resulting in concern over the retention of the Division's key employees. As a result, in March 1997, the Company approved separate arrangements with approximately 150 System Products Division employees, providing for severance benefits should the employee be involuntarily terminated for reasons other than cause or performance through February 28, 1998. The maximum potential payments under these agreements total $5,060,000, including $726,000 which would be paid under the Company's regular severance policy.

Operating Leases

The Company leases certain vehicles, facilities and equipment. Minimum rentals under these leases for each of the next five fiscal years are as follows (in thousands):

1998                                           $1,593
1999                                            1,376
2000                                              903
2001                                              660
2002                                              628

Total rent expense was $2,229,000, $1,317,000 and $1,013,000 in fiscal 1997,
1996 and 1995, respectively.

Wafer Purchase Agreements

In September 1994, the Company entered into an agreement with Lucent Technologies Inc.'s (formerly AT&T Corp.) Microelectronics Business Unit (Lucent) whereby the Company purchased approximately $16,000,000 of wafer manufacturing equipment for installation at Lucent's Madrid, Spain, facility. The agreement provides that a portion of Lucent's wafer production capacity during the five year period beginning in March 1996 will be reserved for the Company's requirements at favorable pricing.


In March 1995, the Company entered into an agreement with Singapore-based Chartered Semiconductor Pte Ltd., whereby the Company acquired a minority equity interest in Chartered for $19,944,000 during fiscal 1996. This investment is reported at cost on the accompanying consolidated balance sheet. Under this agreement, the Company is to be allocated sub-micron wafer production capacity for ten years in Chartered's recently constructed wafer fabrication facility.


Litigation

In September 1991, the Company and Texas Instruments Incorporated
(TI) agreed to settle, terminate and dismiss litigation between the two companies. In addition to the settlement agreement, the parties entered into a five year patent cross-licensing agreement covering the manufacturing of certain semiconductor and local area network products, which license provided for payments by the Company over the period ending December 31, 1996.

In September 1996, the Company reached an agreement with Penril Datacomm Networks, Inc. to settle a legal action initiated by Penril in June 1993. In 1990 and 1991, Penril had entered into technology and product agreements with Sigma Networks Systems, Inc., which was subsequently acquired by the Company in December 1992. Sigma became a wholly-owned subsidiary of the Company and was renamed SMC Enterprise Networks, Inc. In January 1996, the Company sold this business to Cabletron Systems Inc. The Company and Penril agreed to a settlement whereby all claims of both parties were dismissed, resulting in the Company recording a $4,057,000 pretax charge in the third quarter of fiscal 1997.

In June 1995, several actions were filed against the Company and certain of its officers and directors. These complaints have been consolidated into a class action on behalf of the purchasers of the Company's common stock between September 19, 1994, and June 2, 1995. The consolidated complaint asserts claims under federal securities laws and alleges that the price of the Company's common stock was artificially inflated during the class action period by false and misleading statements and the failure to disclose certain information. While it is not possible to assess the likelihood of any liability being established, nor predict the amount of damages that might be awarded in the event of a successful claim, the Company has answered the consolidated complaint, has accrued the estimated cost of legal fees to defend against these claims, and intends to defend against these claims vigorously.

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

The Plan permits employees to contribute up to 15% of their earnings, through payroll deductions, based on earnings reduction agreements. The Company's contribution, which is equal to one-half of the employee's contribution up to 6%, is invested in the common stock of the Company and totaled $983,000, $1,066,000 and $866,000 in fiscal 1997, 1996 and 1995, respectively.

The Company has authorized unissued common stock reserved for issuance to the Plan. As of February 28, 1997, there were no unissued shares remaining in reserve for this plan, however, it is anticipated that the Company's Board of Directors will authorize reserve for additional shares in fiscal 1998. Since its inception, 850,000 shares of the Company's common stock have been contributed to the Plan.

As of February 28, 1997, 577 of the 776 employees who had satisfied the Plan's eligibility requirements to participate were making salary deduction contributions.

Employee Stock Option Plans

Under the Company's stock option plans, the Compensation Committee of the Board of Directors is authorized to grant stock options to purchase 2,274,000 shares of common stock. The purpose of these plans is to promote the interests of the Company and its shareholders by providing the officers and key employees with additional incentives and the opportunity, through stock ownership, to increase their proprietary interest in the Company and their personal interest in its continued success. Options are granted at prices not less than the fair market value on the date of grant. At February 28, 1997, 917,000 shares of common stock were available for future grants.


Stock option plan activity is summarized below (shares in thousands):


                                            Fiscal     Weighted        Fiscal         Weighted
                                            1997        Average         1996          Average
                                            Shares   Exercise Price    Shares       Exercise Price
                                             --------------- ---------------- -------------------

Options outstanding, March 1                  1,383    $17.53          848        $17.16
Granted                                       1,799    $10.61          821        $17.42
Exercised                                       (61)   $ 7.07          (69)       $ 9.07
Canceled or expired                          (1,764)   $16.76         (217)       $18.34
Options outstanding, February 28 or 29        1,357    $ 9.82        1,383        $17.53
Options exercisable                             387    $10.62          409        $17.28
                                             ------       ------      ------       ------

The following table summarizes information relating to currently outstanding and exercisable options as of February 28, 1997(sharesin thousands):


                                                                 Weighted
                                  Remaining                       Average                       Weighted Average
Range of                            Life          Options        Exercise          Options           Exercise
Exercise Prices                  (in years)      Outstanding       Price           Exercisable         Price
------------------------- ------------------ --------------- ------------------ --------------- ------------------

$8.50 - $9.00                           6.9           1,213              $8.99             307              $9.00
$9.13 - $9.38                           9.2               7              $9.15               1              $9.38
$15.50 - $16.25                         2.1              51             $16.02              41             $16.03
$17.38 - $17.81                         2.2              46             $17.38              26             $17.39
$18.69 - $20.63                         3.2              40             $18.70              12             $18.74
                         ------------------ --------------- ------------------ --------------- ------------------

Effective March 1, 1996, the Company has elected to disclose the pro forma effects of SFAS statement No. 123, Accounting for Stock-Based Compensation. As allowed under the provisions of this new statement, the Company will continue to apply APB Opinion No. 25 and related interpretations to accounting for the stock options awarded under these plans. Accordingly, no compensation cost has been recognized for these stock options. Had compensation cost for these plans been determined consistent with SFAS statement No. 123, the Company's net income
(loss) and net income (loss) per share would have been the pro forma amounts indicated below (in thousands, except per share data):

 For the years  ended  February                 1997                 1996
28 or 29,
--------------------------------           ----------- --------------------
Net income(loss):
    As reported                            $(21,297)              $11,601
    Pro forma                               (23,295)               10,431
                                           --------------     ---------------
Net income (loss) per share:
    As reported                              $(1.54)                 $.86
    Pro forma                                 (1.68)                  .77
                                         ------------          --------------
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

For the  years  ended  February                 1997                 1996
28 or 29,
-------------------------------- -------------------- --------------------
Dividend yield                                     -                    -
Expected volatility                              57%                  57%
Risk-free interest rates                 5.71%-6.27%                5.54%
Expected lives (in years)                       1-4                    4
                                         ------------         -------------

The weighted average Black-Scholes value of options granted in fiscal 1997 and 1996 were $3.65 and $8.69, respectively. The values produced by this model are limited by the inclusion of highly subjective assumptions which greatly affect calculated values.


On January 27, 1997, the Compensation Committee of the Board of Directors approved an exchange program for employees to surrender all outstanding options for new options with an exercise price at the then current fair market value of $9.00 per share. The new options issued will vest and expire on the same schedule as the original options surrendered. Active employees were offered a one-for-one exchange while corporate officers were offered three new options for every four surrendered. As a condition of accepting this offer, no new options are permitted to be exercised prior to August 1, 1997. Additional compensation cost was recognized in the pro forma numbers presented above, and all of the tables in this disclosure have been updated to reflect the effects of this repricing.


Director Stock Option Plan


Under the Company's Director Stock Option Plan, non-qualified options to purchase common stock may be granted to directors at prices not less than the market price of the shares at the date of grant. At February 28, 1997, the expiration dates of the outstanding options range from June 30, 1997, to July 22, 2001, and the exercise prices range from $11.38 to $16.00 (average $13.87) per share.

The following is a summary of activity under the Director Stock Option Plan over the past three fiscal years (in thousands):

For the years ended February 28 or 29,                  1997     1996      1995
                                                       -----  ------     ------
Shares under option, beginning of year                    144       43       59
Options granted during the year                            50      104       15
Options canceled or terminated                             (8)
Options exercised:
    1997                                                 --       --       --
    1996 ($11.75)                                        --         (3)    --
    1995 ($7.13 per share)                               --       --        (31)
                                                         ----     ----     ----
Shares under option, end of year                          186      144       43
                                                         ----     ----     ----
Options exercisable, end of year                           87       59       13
                                                         ----     ----     ----
Shares available for future grants, end of year           133      175       30
                                                         ----     ----     ----

Restricted Stock Bonus Plan


The Company maintains two Restricted Stock Bonus Plans. Each provides for common stock awards to certain officers and key employees. The fair market value of shares awarded under the 1991 Plan to an employee in any year is limited to 20% of the employee's base salary, and are earned in equal installments on the second, third and fourth anniversaries of the award. Awards granted under the 1996 plan are earned in 25%, 25%, and 50% increments on the first, second and third anniversaries of the award, respectively. The shares granted under each plan are distributed provided the employee has remained in the Company's employ through such anniversary dates; otherwise the unearned shares are forfeited. The maximum number of shares issuable under the 1996 Plan is 350,000, of which 10,000, net of cancellations, have been awarded as of February 28, 1997. No new shares will be issued from the 1991 Plan, and as of February 28, 1997, 187,000 shares remain unearned under this plan. The market value of these shares at the date of award, net of cancellations, is recorded as compensation expense ratably over three or four year periods from the respective award dates. This compensation expense was $385,000, $761,000 and $361,000 in fiscal 1997, 1996 and 1995, respectively.

Retirement Plans


In March 1994, the Company adopted an unfunded Supplemental Executive Retirement Plan to provide senior management with retirement, disability and death benefits. The retirement benefits are based upon average compensation during the three-year period prior to retirement. The Company is the beneficiary of life insurance policies that have been purchased as a method of partially financing these benefits. Based on the latest actuarial information available, the following table sets forth the components of the net periodic pension expense, the funded status and the assumptions used in determining the present value of benefit obligations (in thousands):

For the years ended February 28 or 29,                1997          1996
                                                   -----------  ----------
Service cost - benefits earned during the year         $76           $33
Interest cost on projected benefit obligations         275           298
Net amortization and deferral                          245           245
                                                   -------       -------
Net periodic pension expense                          $596          $576
                                                   --------      -------

As of February 28 or 29,                              1997          1996
                                                  ----------  -------------
Actuarial present value of:
    Vested benefit obligation                       $3,040        $2,868
    Nonvested benefit obligation                       377           503
                                                ----------     ---------
    Accumulated benefit obligation                   3,418         3,371
    Effect of projected future salary increases      1,612         1,903
                                              ------------  ------------
Projected benefit obligation                         5,029         5,274
Unrecognized net loss                                 (596)       (1,042)
Unrecognized net transition asset                   (2,941)       (3,186)
Additional minimum liability                         1,925         2,325
                                                ----------   -------------
Accrued pension cost                                $3,417        $3,371
                                                ----------   --------------

Assumptions used in determining actuarial present value of benefit obligations:
    Discount rate                                    7.25%         7.25%
    Weighted-average rate of compensation increase   7.00%         7.00%
                                                 ------------  ------------

During fiscal 1993, the Company adopted an unfunded retirement plan for the non-employee members of its Board of Directors. The plan provides for annual benefit payments equal to the annual retainer in effect at the date of retirement, for a period of years equal to the lesser of the director's years of service or ten years. The cost of this plan is accrued over the directors' estimated remaining years of service, of which $174,000, $162,000 and $264,000 was accrued during fiscal 1997, 1996 and 1995, respectively.

Executive Incentives

The Company's Board of Directors has provided that certain executives receive incentive compensation based upon certain revenues, earnings and other performance measures. During fiscal 1997, 1996 and 1995, $560,000, $1,483,000 and $1,506,000 of incentive compensation was earned, respectively.

9.  STOCK PURCHASE RIGHTS PLAN

Under a stock purchase rights plan, shareholders may be entitled to purchase common stock in the Company at a discounted price, in the event of certain efforts to acquire control of the Company. The rights will expire in January 1998, unless previously redeemed by the Company at $.01 per right.


10.  SUBSEQUENT EVENT

In March 1997, the Company and Intel Corporation (Intel) entered into a Common Stock and Warrant Purchase Agreement (the Agreement) whereby Intel acquired approximately 1,543,000 of newly-issued shares of the Company's common stock for $9.50 per share, or approximately $14,654,000, and received a three-year warrant to purchase an additional 1,543,000 shares at a price per share which increases from $10.45, to $11.40, and then to $12.35 on March 18, 1997, 1998 and 1999, respectively. In addition, the Company and Intel have signed a Letter of Intent to enter into, and are currently negotiating, an agreement whereby (i) Intel would agree to integrate the Company's current and future devices into a specified number of Intel's motherboard designs, and consider integrating such devices into additional motherboard designs, and (ii) the Company would grant Intel certain manufacturing rights should the Company be unable to perform its obligations as a supplier of such devices.


The Agreement provides Intel with certain rights, including a right of first refusal upon certain proposed sales of common stock by the Company, demand and other registration rights with respect to the shares acquired under the Agreement, a right for Intel to designate a representative to serve on the Company's board of directors, and anti-dilution rights.

The Agreement also imposes certain restrictions on Intel, including a limitation on Intel's ability to acquire additional shares of the Company's common stock (referred to as a standstill arrangement), and restrictions on the transfer of shares acquired pursuant to the Agreement. The standstill arrangement would terminate in the event of certain third-party tender offers for the Company's common stock.


11. INDUSTRY SEGMENT, GEOGRAPHIC AND CUSTOMER INFORMATION

The Company operates in two principal industries: very-large-scale-integrated circuits primarily used in personal computers for input/output and network control (Component Products) and local area network products used to connect personal computers (System Products). Although the Company's subsidiary, Toyo Microsystems Corporation (TMC), sells component and system products in the Japanese market, it operates as a separate profit center and is reported within this disclosure as a separate segment of the Company's operations.

   Income (loss) from operations by industry segment excludes general corporate expenses, other income and expenses, and income taxes. Transfers between industry segments are accounted for on an arm's length pricing basis. General corporate assets include primarily cash and cash equivalents, assets associated with general corporate activities, tax assets, and certain investments.

Industry Segment Information                                                             General
(In thousands)                            Component        System                       Corporate
                                          Products        Products          TMC         and Other     Consolidated
                                        -----------       ---------   -------------     --------       -----------
Fiscal 1997
Total revenues                               $186,728        $160,276      $  17,558              $      $  364,562
                                                                                                 --
Intersegment transfers                        (7,682)         (2,742)              -              -        (10,424)
                                             ---------      ----------     -----------        -------      --------
Revenues from unaffiliated customers         $179,046                      $  17,558              $      $ 354 ,138
                                                             $157,534                            --
Income (loss) from operations                  12,240        (19,618)             22       (21,658)        (29,014)
Identifiable assets
                                              106,314          63,915         11,059         52,768         234,056
Depreciation and amortization
                                                8,595           9,497            110          4,047          22,249
Capital expenditures
                                               14,167           2,400             85          2,932          19,584
                                             -------------     -------------     -----        -----        ---------
Fiscal 1996
Total revenues                               $143,084        $190,097      $  16,790         $    -       $ 349,971

Intersegment transfers                        (4,487)         (3,558)              -              -         (8,045)
                                             ------------     ----------    ------------     ----------     ---------
Revenues from unaffiliated customers         $138,597        $186,539      $  16,790 $       $   --       $ 341,926
Income (loss) from operations                  31,177        (40,543)            995       (20,538)        (28,909)
Identifiable assets
                                              101,878          93,405         12,634         52,742         260,659
Depreciation and amortization
                                                2,522          14,708            112          1,634          18,976
Capital expenditures                           23,999           5,671            132          9,445          39,247
                                             ------------     --------      ------------    -----------     ----------
Fiscal 1995
Total revenues                               $112,815        $259,499      $  11,661         $    -         $ 383,975

Intersegment transfers                        (2,226)         (3,078)              -              -         (5,304)
                                              ----------     ----------     ---------      --------     ------------
Revenues from unaffiliated customers         $110,589        $256,421      $  11,661         $    -         $ 378,671

Income (loss) from operations                  29,676          25,862            656       (15,572)          40,622
Identifiable assets
                                               39,267         137,769         11,486         40,056         228,578
Depreciation and amortization
                                                2,308          11,005            120          1,380          14,813
Capital expenditures
                                                2,560           8,114             59          2,533          13,266
                                               =======        =======        ========       =======        =========

Geographic Information

The Company's domestic operations include the worldwide revenues and operating results of the Component Products and System Products business segments, and corporate activities. The Component Products and System Products business segments conduct their sales and marketing operations outside of the United States through TMC in Japan, and through sales subsidiaries in Canada, Europe, Asia and the Pacific Rim, Latin America, and South Africa. Revenues and operating profits from customers in Japan are recorded by TMC.

Less than 10% of the combined Component Products business segment, System Products business segment and general corporate identifiable assets are located outside of the United States. Included within the identifiable assets of the Component Products business segment is $13,157,000 of equipment (net) installed at Lucent Technologies Inc.'s wafer fabrication facility in Madrid, Spain.


Export Sales

The information below summarizes sales to unaffiliated customers for the Component Products and System Products business segments by geographic region (in thousands):


For the years ended
February 28 or 29,
                                              1997          1996          1995
                                          ----------   ----------     ---------

United States                             $159,937      $149,414      $201,539
Export
  Asia and Pacific Rim                     112,034        86,975        53,721
  Europe                                    51,919        69,304        86,510
  Canada                                     7,475        10,816        15,294
  Other                                      5,215         8,627         9,946
                                          ----------    --------      ---------
                                          $336,580      $325,136      $367,010
                                          ==========    ========      =========
Major Customers

During fiscal 1997 and fiscal 1996, no single customer accounted for more than 10% of the Company's revenues. In fiscal 1995, one customer accounted for 10.3% of revenues.

Concentrations of Credit Risk

The Company sells a significant amount of its products through several distributors and PC producers and, as a result, maintains individually significant accounts receivable balances from each of these customers. The Company performs credit evaluations on a regular basis and generally requires no collateral. Allowances for credit losses are maintained and actual losses have been within the Company's expectations.

Distributors have the right to return slow-moving inventory in exchange for other inventory of equal value. Distributors also have the right to protection with respect to the price paid for inventories on and. The Company maintains a reserve for anticipated product returns and price protection.

12. QUARTERLY FINANCIAL DATA (UNAUDITED)
(In thousands, except per share data)
Quarter ended              May 31           Aug. 31      Nov. 30      Feb. 28/29
                          -------       -----------   ------------   -----------

Fiscal 1997
   Revenues                  $ 100,072    $  99,217    $  93,769    $  61,080
   Gross profit                 36,876       29,950       28,348          174
   Operating income (loss)       3,237          164       (2,174)     (30,241)
   Net income (loss)             1,917          142       (3,854)     (19,502)

   Per Share Data:
     Net income (loss)       $    0.14    $    0.01    $   (0.28)   $   (1.40)
     Market price
       High                      18.75        18.00        15.25        11.75
       Low                       14.38        10.25         8.38         8.38
                             =========    =========    =========    =========
Fiscal 1996

   Revenues                  $  72,209    $  85,434    $  90,570    $  93,713
   Gross profit                 28,395       22,823       37,656       33,910
   Operating income (loss)      (4,718)     (17,687)         867       (7,372)
   Net income (loss)            (3,001)     (12,105)         303       26,404


   Per Share Data:
     Net income (loss)       $   (0.22)   $   (0.91)   $    0.02    $    1.94
     Market price
       High                      26.50        19.75        23.50        21.13
       Low                       15.38        12.50        15.25        15.25
                             =========    =========    =========    =========



   The Company's common stock is traded in the over-the-counter market under the NASDAQ symbol: SMSC. Trading is reported in the NASDAQ National Market. There were approximately 1,460 holders of record of the Company's common stock at April 7, 1997.

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


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Standard Microsystems Corporation:

We have audited the accompanying consolidated balance sheets of Standard Microsystems Corporation (a Delaware corporation) and subsidiaries as of February 28, 1997, and February 29, 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended February 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Microsystems Corporation and subsidiaries as of February 28, 1997, and February 29, 1996, and the results of their operations and their cash flows for each of the three years in the period ended February 28, 1997, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
April 7, 1997 (except for  Notes 2 and 3, as to which the date is May 23, 1997)

Washington, D.C.