Form 10-K405, Exhibit 13
period 1998-02-28
STANDARD MICROSYSTEMS CORP
filed 1998-05-28
CIK 93384

Exhibit 13


PAGE 11:

FINANCIAL REVIEW

Selected Financial Data                              12
Management's Discussion and Analysis                 13
Consolidated Balance Sheets                          20
Consolidated Statements of Income                    21
Consolidated Statements of Shareholders' Equity      22
Consolidated Statements of Cash Flows                23
Notes to Consolidated Financial Statements           24
Report on Management's Responsibilities              37
Report of Independent Public Accountants             37

Standard Microsystems Corporation and Subsidiaries                   Page 12
SELECTED FINANCIAL DATA
As of February 28 or 29, and for the years then ended

(In thousands, except per share data)                        1998         1997         1996         1995         1994
Operating Results
  Revenues                                                $ 155,747    $ 196,543    $ 155,387    $ 122,250    $  59,277
  Operating income (loss)                                    (5,826)      (7,012)      14,215       16,158       (6,784)
=========================================================================================================================
  Net income (loss) from continuing operations            $  (4,527)   $  (4,483)   $   8,404    $  10,188    $  (5,048)
  Net income (loss) from discontinued operation             (15,424)     (16,814)       3,197       14,979       24,959
  Gain on sale of discontinued operation                      1,030         --           --           --           --
  Extraordinary item                                           --           --           --           (944)        --
------------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                       $ (18,921)   $ (21,297)   $  11,601    $  24,223    $  19,911
========================================================================================================================

Basic net income (loss) per share
  Continuing operations                                   $   (0.29)   $   (0.32)   $    0.63    $    0.78    $   (0.40)
  Discontinued operation                                      (0.93)       (1.22)        0.24         1.15         1.96
  Extraordinary item                                           --           --           --          (0.07)         --
------------------------------------------------------------------------------------------------------------------------
Basic net income (loss) per share                         $   (1.22)   $   (1.54)   $    0.87    $    1.86    $    1.56
========================================================================================================================

Diluted net income (loss) per share
  Continuing operations                                   $   (0.29)   $   (0.32)   $    0.62    $    0.77    $   (0.40)
  Discontinued operation                                      (0.93)       (1.22)        0.24         1.12         1.96
  Extraordinary item                                            --           --           --         (0.07)         --
------------------------------------------------------------------------------------------------------------------------
Diluted net income (loss) per share                       $   (1.22)   $   (1.54)   $    0.86    $    1.82    $    1.56
========================================================================================================================

Weighted average common shares outstanding
  Basic net income (loss) per share                          15,519       13,838       13,372       13,032       12,739
  Diluted net income (loss) per share                        15,519       13,838       13,515       13,305       12,739
========================================================================================================================

Balance Sheet Data
  Cash and short-term investments                         $  55,758    $   8,382    $  18,459    $  29,478    $  32,115
  Working capital                                            88,959       47,916       38,120       50,736       43,821
  Total assets                                              210,790      219,268      244,825      200,855      177,807
  Long-term obligations
     (excluding current obligations)                          7,297       11,584        4,593          915        9,637
  Shareholders' equity                                      172,377      171,797      193,502      173,983      143,812



PAGES 13 through 19:

Management's Discussion and Analysis of Financial Condition and Results of Operations


Overview

Standard Microsystems Corporation (the Company) is a worldwide supplier of MOS/VLSI integrated circuits (ICs) for the personal computer industry and is also a foundry supplier of MicroElectroMechanical Systems (MEMS) devices. The Company is most prominent as one of the world's leading suppliers of input/output (I/O) circuits for personal computers. I/O circuits perform many of the basic input/output functions required in every personal computer, including floppy disk control, keyboard control and BIOS, parallel port control and serial port control. The Company also supplies ICs for local area network applications, connectivity applications and embedded control systems. While most of the Company's IC products are manufactured by world-class semiconductor foundries and assemblers, the Company's MEMS devices are produced in the Company's own wafer foundry, which specializes in MEMS manufacturing.

Standard Microsystems Corporation sells its ICs worldwide and counts most of the world's leading personal computer and personal computer motherboard manufacturers as customers for its I/O circuits. The Company's I/O circuits reside on the motherboards of personal computer products made by Compaq Computer Corporation, Dell Computer Corporation, IBM, Intel Corporation, Hewlett-Packard Company and most other leading personal computer manufacturers.

The Company is based in Hauppauge, New York and maintains offices in the United States, Europe and Asia. The Company conducts its business in the Japanese market through its majority owned subsidiary, Toyo Microsystems Corporation.

Discontinued Operation

Over the past several fiscal years, the Company's System Products Division, which designed, produced and marketed products used in the local area networking of personal computers, had experienced reduced revenues and significant operating losses. During the third quarter of fiscal 1998, the Company reorganized the System Products Division into a new corporation called SMC Networks, Inc. Concurrent with this reorganization, the Company sold an 80.1% interest in the new corporation to Accton Technology Corporation (Accton) of Hsinchu, Taiwan, for $40.2 million in cash, resulting in a pre-tax gain of $1.6 million. The Company retained a 19.9% ownership interest in SMC Networks, Inc., and carries this investment at cost on its consolidated balance sheet. The Company is continuing to provide certain administrative support for SMC Networks, Inc., including finance and information services, at fair value, until such time as either party elects to terminate such services, with notice as defined in the related agreement.

The foundation of the Company's business since its establishment in 1971 has been semiconductor integrated circuit technology. The decision to exit the local area networking hardware business in fiscal 1998 has again positioned the Company exclusively as a supplier of semiconductor and semiconductor-related products.

The Company's historical financial information has been restated to report the System Products Division's operating results, net assets and cash flow as a discontinued operation for all periods presented. The following discussion and analysis focuses on the continuing operation, as restated, unless otherwise noted.

Revenues

All of the Company's consolidated revenues are recorded by Standard Microsystems Corporation in the United States, with the exception of revenues from customers in Japan, which are recorded by Toyo Microsystems Corporation. The following table presents the Company's revenues from continuing operations for the three years ended February 28, 1998 (in millions):


Fiscal year ended February 28 or 29,      1998       1997      1996
----------------------------------------------------------------------

Standard Microsystems Corporation
  Integrated circuit revenues          $ 127.1    $ 164.3   $ 123.0
  Foundry revenues                         9.8       14.7      15.6
----------------------------------------------------------------------
                                         136.9      179.0     138.6
----------------------------------------------------------------------

Toyo Microsystems Corporation
  Integrated circuit revenues             14.7       12.8      11.1
  Other revenues                           4.1        4.7       5.7
----------------------------------------------------------------------
                                          18.8       17.5      16.8
----------------------------------------------------------------------

Total revenues                         $ 155.7    $ 196.5   $ 155.4
======================================================================


Combined integrated circuit revenues   $ 141.8    $ 177.1   $ 134.1
======================================================================


Despite a 1% increase in the number of integrated circuits shipped in fiscal 1998 compared to fiscal 1997, a significant decline in average selling prices resulted in a 20% decline in consolidated integrated circuit revenues in fiscal 1998. During the second half of fiscal 1997, average selling prices for many of the Company's I/O circuits experienced unusually large declines, primarily because of significant market price reductions implemented by several of the Company's competitors. Excess semiconductor manufacturing capacity in the Pacific Rim during this period resulted in several competitors' producing I/O circuits which the Company believed violated the terms of these competitors' licenses under the Company's patents. These circuits were aggressively priced and marketed during the second half of fiscal 1997. Despite the resolution of the licensing issues with certain competitors in early fiscal 1998 (which included certain competitive devices being withdrawn from the market), average selling prices, while stabilized, generally did not recover to previous levels.

Approximately 90% of integrated circuit revenues in each of the three years ended February 28, 1998, were provided by shipments of I/O circuits.

The increase in integrated circuit revenues in fiscal 1997, compared to fiscal 1996, was the result of an increase of approximately 31% in unit shipments of I/O circuits which, by then, were being broadly used by most of the world's leading personal computer manufacturers. Fiscal 1996 shipments had been restrained by a then industry-wide lack of sufficient wafer fabrication capacity.

The decline in foundry revenues in fiscal 1998 compared to fiscal 1997, and in fiscal 1997 compared to fiscal 1996, resulted from a decline in orders from the foundry's largest customer. However, during fiscal 1998, the Company has pursued new foundry opportunities and is currently in a variety of development projects with new MEMS customers. The Company expects fiscal 1999 foundry revenues to exceed fiscal 1998 foundry revenues.

International shipments accounted for 71% of the Company's revenues in fiscal 1998, compared to 64% in fiscal 1997 and 71% in fiscal 1996. While the demand for the Company's products is primarily driven by the worldwide demand for personal computers, Asia and the Pacific Rim was by far the most significant international market for the Company's products during each of these periods, primarily reflecting the high concentration of the world's personal computer and personal computer motherboard manufacturing activity in this region. At this time, the Company has not determined the impact on its business, if any, caused by the recent turmoil in the Asian financial markets.

Gross Profit

The Company's gross profit margin increased from 23.1% in fiscal 1997 to 26.9% in fiscal 1998. Fiscal 1997 gross profit was adversely impacted by sharply reduced selling prices on I/O devices, particularly during the second half of the fiscal year, which were only partially offset by reductions in manufacturing costs. In addition, unexpected reductions in order input and the accelerated selling price reductions during that period resulted in excessive inventory and market price reductions of certain parts below cost. As a result, a $4.9 million charge to cost of goods sold was recorded during the fourth quarter of fiscal 1997 to reduce the carrying value of certain inventory to net realizable value. Additionally, the lower fiscal 1997 foundry revenues resulted in an increase in underutilized wafer foundry manufacturing overhead, further restraining the fiscal 1997 gross profit margin. The gross profit margin improvement in fiscal 1998 reflects stabilized market conditions (as compared to the second half of fiscal 1997) which moderated the rate of decline in average selling prices, sales of new, higher-margined products, and manufacturing cost reductions.

The gross profit margin of 41.6% in fiscal 1996 reflected significantly higher average selling prices for I/O devices. During this period, an industry-wide shortage in wafer manufacturing capacity, combined with accelerating demand for personal computers, supported higher average selling prices for I/O circuits compared to both fiscal 1997 and fiscal 1998. Higher foundry revenues in fiscal 1996 also allowed for more efficient utilization of wafer foundry manufacturing overhead.

Research and Development Expenses

Research and development (R&D) expenses increased to $14.4 million in fiscal 1998, a 24% increase over $11.6 million of R&D expenses in fiscal 1997, after a 37% increase in fiscal 1997 from $8.5 million of R&D expenses in fiscal 1996. The increases in both periods reflect increased engineering staff as well as increases in other development costs. During this three year period, the Company expanded its R&D resources through the February 1996 acquisition of the assets and staff of San Jose, California-based EFAR Microsystems, Inc., the October 1996 establishment of a design center in Westborough, Massachusetts, and the expansion of its Austin, Texas design center. In fiscal 1999, the Company expects to continue to allocate increasing resources to R&D in an effort to accelerate new product development programs. The Company's fiscal 1999 engineering efforts will focus on continuing enhancements and cost reductions to its flagship I/O product line and also on continued expansion into new personal computer, and other, technologies.

Selling, General and Administrative Expenses

Fiscal 1998 selling, general and administrative expenses of $33.3 million declined 18% from $40.7 million in fiscal 1997. This decline reflects lower direct selling expenses, including sales commissions, associated with the lower fiscal 1998 revenues, as well as lower general and administrative expenses. In addition, the Company's decision to exit the local area networking business, culminating in the October 1997 discontinuance of the System Products Division, resulted in a reduction in administrative overhead, accomplished primarily through staff attrition and reductions in professional services and other general administrative expenses.

Selling, general and administrative expenses of $40.7 million in fiscal 1997 were 12% higher than comparable fiscal 1996 expenses of $36.5 million. This increase was driven primarily by higher revenues in fiscal 1997 compared to fiscal 1996, and the resulting increase in direct selling expenses, as well as costs associated with an increased sales and marketing staff. The Company's fiscal 1997 general corporate expenses increased by approximately $1.1 million compared to fiscal 1996, reflecting costs of implementing a new client/server information system, partially offset by the impact of executive severance charges incurred during fiscal 1996.

Purchased In-Process Technology

The $5.4 million charge for purchased in-process technology reported in fiscal 1996 resulted from the Company's February 1996 acquisition of the assets of EFAR Microsystems, Inc., for 240,000 shares of the Company's common stock.

Other Income and Expenses

The increase in interest income in fiscal 1998 compared to fiscal 1997 resulted from higher average cash balances available for investment during the period. The Company's cash position improved significantly in fiscal 1998, as discussed elsewhere herein.

Interest expense in all three fiscal years presented resulted principally from borrowings under the Company's revolving line of credit. The Company's improved cash position in fiscal 1998 permitted reduced borrowings during the period, compared to borrowings in both fiscal 1997 and fiscal 1996, thus reducing interest expense incurred in fiscal 1998.

During the second quarter of fiscal 1998, a $2.0 million net charge was recorded for the settlement of a class action litigation initiated against the Company and certain of its officers and directors in 1995. Please refer to
Note 9 included within the Notes to Consolidated Financial Statements for additional details.

Income Taxes

The Company's effective income tax benefit rates were 35.1% and 35.5% in fiscal 1998 and fiscal 1997, respectively. Income taxes were incurred at an effective rate of 36.6% in fiscal 1996. The Company's effective income tax rate includes the federal and state statutory tax rates, the impact of certain permanent differences between the book and tax accounting treatment of certain expenses, and various tax credits. The fiscal 1998 and fiscal 1997 benefit rates include relatively low benefit rates for state income taxes as several states in which the Company operates do not allow net operating loss carrybacks.

Liquidity and Capital Resources

The Company's cash, cash equivalents and short-term investments increased from $8.4 million at the end of fiscal 1997 to $55.8 million at the end of fiscal 1998. Three significant transactions occurred during fiscal 1998 which favorably impacted the Company's liquidity: (1) an equity investment into the Company by Intel Corporation (Intel), (2) the sale of a majority interest in the Company's former System Products Division to Accton Technology Corporation, and (3) the release to the Company from escrow of the remaining proceeds from its fiscal 1996 sale of a business unit.

In March 1997, Intel acquired 1.5 million newly issued shares of the Company's common stock for $9.50 per share, or $14.7 million, resulting in an ownership interest in the Company of slightly below 10%. Intel was also issued a three-year warrant to purchase an additional 1.5 million shares at prices which increase annually during the term of the warrant.

The Company's October 1997 sale of an 80.1% interest in its former System Products Division provided $36.8 million of cash, after related expenses. Of these proceeds, $2.0 million were placed into an escrow account, with release scheduled for January 1999. Partially offsetting these proceeds was $10.9 million of net cash consumed by the operation of the System Products Division in fiscal 1998 prior to its October 1997 sale.

In December 1997, $7.1 million, which had been placed in escrow pursuant to the Company's January 1996 sale of a business unit to Cabletron Systems, Inc., was released to the Company. These funds were originally scheduled for release to the Company in July 1997, but the release was delayed pending the resolution of legal action initiated against the Company by Cabletron in May 1997. The parties settled this legal action in December 1997, resulting in $0.5 million of the escrow account being paid to Cabletron and the remainder being released to the Company.

Despite incurring a $4.5 million net loss from continuing operations, operating activities provided $11.8 million of cash during fiscal 1998, driven primarily by $13.4 million of non-cash depreciation and amortization expense, and a net decrease of $11.9 million in inventories. The Company's inventory levels were unacceptably high at the end of fiscal 1997, the result of a significant order input shortfall experienced during the second half of fiscal 1997. Inventory turnover improved during fiscal 1998, resulting in the reduction in inventories. Partially offsetting these factors was a $6.5 million increase in accounts receivable, resulting from higher revenues in the fourth quarter of fiscal 1998 than in the fourth quarter of fiscal 1997.

The Company also generated an additional $3.8 million of cash during fiscal 1998 through the issuance of its common stock under various employee benefit plans.

The Company maintains a combined $25 million revolving line of credit with two banks, which permits the Company to borrow funds on a revolving basis, primarily to finance working capital needs. In May 1997, in response to the Company's fiscal 1997 violations of certain financial condition covenants under the original agreement, the Company and its banks renegotiated the terms of the credit line, extending the agreement through July 1998, adjusting the interest rate, and providing the banks with a general security interest in the Company's trade accounts receivable and inventory. Revised financial condition covenants were also agreed upon. For the period through October 1997, the Company borrowed periodically under this amended credit line. There have been no borrowings since October 1997. The Company intends to either modify or extend this existing credit line, or execute a new credit line, prior to the existing line's July 1998 expiration.

The majority of the $9.1 million of capital expenditures incurred in fiscal 1998 were focused on expansion of the Company's semiconductor test operation. There were no material commitments for capital expenditures as of February 28, 1998. Fiscal 1999 capital expenditures are expected to exceed fiscal 1998 capital expenditures with further expenditures planned in semiconductor test equipment and with investments planned in manufacturing equipment at the Company's wafer foundry and in engineering tools.

The net operating loss generated by the Company in fiscal 1998 (including the loss generated by the discontinued operation) will be carried back for income tax purposes to recover an estimated $18 million of taxes paid in prior periods. While difficult to predict, a significant portion of these tax refunds could be received before the end of fiscal 1999, or, alternatively, be used to pay potential tax liabilities generated in fiscal 1999.

The Company expects that its cash, cash equivalents and short-term investments, cash flows from operations, and its borrowing capacity, will be sufficient to finance the Company's operating and capital requirements through the end of fiscal 1999.

Year 2000 Discussion

Many computer programs were designed to perform data computations on the last two digits of the numerical value of a year. When computations referencing the year 2000 are performed, these programs may interpret "00" as the year 1900 and could either corrupt the date-related computations or not process them at all. As a result, many software and computer systems may need to be upgraded or replaced in order to comply with such year 2000 requirements.

The Company recently installed certain new year 2000 compliant information systems, and has moved a substantial portion of its core business applications to this platform. The Company is currently in the process of installing additional new information systems and expects all internal information systems to achieve year 2000 compliance during calendar year 1999. The Company is also assessing the impact of the year 2000 issue on its products, and has not currently identified any material issues in that regard. The Company is committed to expending the resources necessary to address this issue on a timely basis, but at this time, does not anticipate that it will incur material expenditures for the resolution of any year 2000 issues relating to either its own information systems or its products. However, the Company could be adversely impacted by year 2000 issues faced by significant customers, vendors, suppliers, and financial service organizations with whom the Company conducts business. The Company is in the process of determining the impact, if any, that third parties who are not year 2000 compliant may have on its operations.

Other Factors That May Affect Future Operating Results

Certain statements and information contained in this annual report constitute "forward-looking statements" within the meaning of the Federal Securities laws. These forward-looking statements involve risks and uncertainties which may cause actual results and performance to be different from those expressed or implied in such statements.

The Semiconductor Industry - The Company competes in the semiconductor industry, which has historically been characterized by intense competition, rapid technological change, cyclical market patterns, price erosion, and periods of mismatched supply and demand. The semiconductor industry has experienced significant economic downturns at various times in the past, characterized by diminished product demand and accelerated erosion of selling prices. In addition, many of the Company's competitors in the semiconductor industry are larger and have significantly greater financial and other resources than the Company.

The Personal Computer Industry - Sales of most of the Company's products depend largely on sales of personal computers. Reductions in the rate of growth in the PC market could adversely affect the Company's operating results. In addition, as a component supplier to PC manufacturers, the Company often experiences a greater magnitude of demand fluctuation than its customers themselves experience. Also, some of the Company's products are used in PCs for the consumer market, which, in recent years, has tended to be a more volatile market than other segments of the PC marketplace.

Product Development and Technological Change - The Company's success is highly dependent upon the successful development and timely introduction of new products at competitive prices and performance levels. The success of new products depends on various factors, including timely completion of product development programs, market acceptance of the Company's and its customers' new products, securing sufficient foundry capacity for volume manufacturing of wafers, achieving acceptable wafer fabrication yields by the Company's independent foundries and the Company's ability to offer new products at competitive prices. In order to succeed in having the Company's products incorporated into new products being designed by its customers, the Company must anticipate market trends and meet performance, quality and functionality requirements of such customers and must successfully develop and manufacture products that adhere to these requirements. In addition, the Company must meet the timing and price requirements of its customers and must make such products available in sufficient quantities. In order to help accomplish these goals, the Company has considered in the past and will continue to consider in the future the acquisition of other companies or the products and technologies of other companies. Such acquisitions carry additional risks such as a lack of integration with existing products and corporate culture, the potential for large write-offs and the diversion of management attention. There can be no assurance that the Company will be able to identify market trends or new product opportunities, develop and market new products, achieve design wins or respond effectively to new technological changes or product announcements by others.

Price Erosion - The semiconductor industry is characterized by intense competition. Historically, average selling prices in the semiconductor industry generally, and for the Company's products in particular, have declined significantly over the life of each product. While the Company expects to reduce the average selling prices of its products over time as it achieves manufacturing cost reductions, competitive pressures may require the reduction of selling prices more quickly than such cost reductions can be achieved. In addition, the Company sometimes approves price reductions on specific sales opportunities to meet competition. If not offset by reductions in manufacturing costs or by a shift in the mix of products sold toward higher-margined products, declines in the average selling prices can reduce gross margins.

Reliance Upon Subcontract Manufacturing - The vast majority of the Company's products are manufactured, assembled and tested by independent foundries and subcontract manufacturers. This reliance upon foundries and subcontractors involves certain risks, including potential lack of manufacturing availability, reduced control over delivery schedules, the availability of advanced process technologies, changes in manufacturing yields, and potential cost fluctuations.

Forecasts of Product Demand - The Company generally must order inventory to be built by its foundries and subcontract manufacturers well in advance of product shipments. Production is often based upon either internal or customer-supplied forecasts of demand, which can be highly unpredictable and subject to substantial fluctuations. Because of the volatility in the Company's markets, there is risk that the Company may forecast incorrectly and produce excess or insufficient inventories. This inventory risk is increased by the trend for customers to place orders with increasingly shorter lead times.

Business Concentration in Asia - A significant number of the Company's foundries and subcontractors are located in Asia. Many of the Company's customers also manufacture in Asia or subcontract their manufacturing to Asian companies. This concentration of manufacturing and selling activity in Asia poses risks that could affect demand for and supply of the Company's products, including currency exchange rate fluctuations, economic and trade policies, and the political environment within Asian communities.

Protection of Intellectual Property - The Company has historically devoted significant resources to research and development activities and believes that the intellectual property derived from such research and development is a valuable asset that has been and will continue to be important to the Company's success. The Company relies upon nondisclosure agreements, contractual provisions, and patent and copyright laws to protect its proprietary rights. No assurance can be given that the steps taken by the Company will adequately protect its proprietary rights.

Customer Concentration - A limited number of customers account for a significant portion of the Company's revenues. The Company's revenues from any one customer can fluctuate from period to period depending upon market demand for that customer's products, the customer's inventory management of the Company's products and the overall financial condition of the customer.

Dependence on Key Personnel - The success of the Company is dependent in large part on the continued service of its key management, engineering, marketing, sales, and support employees. Competition for qualified personnel is intense in the semiconductor industry, and the loss of current key employees, or the inability of the Company to attract other qualified personnel, could hinder the Company's product development and ability to manufacture, market and sell its products.

Volatility of Stock Price - The market price of the Company's common stock can fluctuate significantly on the basis of such factors as the Company's or its competitors' announcements of new products, quarterly fluctuations in the Company's financial results or in the financial results of other semiconductor companies, or general conditions in the semiconductor industry or in the financial markets. In addition, stock markets in general have recently experienced extreme price and volume volatility. This volatility has had a significant impact on the stock prices of high technology companies, at times for reasons unrelated to the performance of the specific companies.

Standard Microsystems Corporation and Subsidiaries                      Page 20
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and  per share data)

As of February 28,                                         1998       1997
--------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                            $ 45,155   $  8,382
  Short-term investments                                 10,603       --
  Accounts receivable, net of allowance for doubtful
    accounts of $1,011 and $881, respectively            22,268     16,371
  Inventories                                            19,471     31,460
  Deferred tax benefits                                   6,226      5,412
  Other current assets                                    4,884     10,781
--------------------------------------------------------------------------
  Total current assets                                  108,607     72,406
--------------------------------------------------------------------------
Property, plant and equipment:
  Land                                                    3,832      3,832
  Buildings and improvements                             28,897     28,870
  Machinery and equipment                                99,087     93,500
--------------------------------------------------------------------------
                                                        131,816    126,202
  Less:  accumulated depreciation                        84,397     74,171
--------------------------------------------------------------------------
  Property, plant and equipment, net                     47,419     52,031
--------------------------------------------------------------------------
Other assets                                             37,688     29,024
Net assets of discontinued operation                     17,076     65,807
--------------------------------------------------------------------------
                                                       $210,790   $219,268
==========================================================================

Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                                     $ 10,637   $ 15,042
  Accrued expenses and other liabilities                  8,458      9,448
  Current portion of obligations under capital leases       553       --
--------------------------------------------------------------------------
  Total current liabilities                              19,648     24,490
--------------------------------------------------------------------------
Long-term debt                                             --        7,000
Obligations under capital leases                          2,524       --
Other liabilities                                         4,773      4,584

Commitments and contingencies

Minority interest in subsidiary                          11,468     11,397

Shareholders' equity:
  Preferred stock, $.10 par value
    Authorized 1,000,000 shares, none outstanding          --         --
  Common stock, $.10 par value
    Authorized 30,000,000 shares
    Outstanding  15,926,000 and 13,876,000
    shares, respectively                                  1,593      1,388
  Additional paid-in capital                            107,306     87,095
  Retained earnings                                      59,999     78,920
  Unrealized gain on investment, net of tax                 620        953
  Foreign currency translation adjustment                 2,859      3,441
--------------------------------------------------------------------------
  Total shareholders' equity                            172,377    171,797
--------------------------------------------------------------------------
                                                       $210,790   $219,268
==========================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Standard Microsystems Corporation and Subsidiaries                      Page 21
CONSOLIDATED STATEMENTS OF INCOME
For the years ended February 28 or 29,

(In thousands, except per share data)                      1998         1997         1996

Revenues                                                $ 155,747    $ 196,543    $ 155,387
Cost of goods sold                                        113,786      151,176       90,783
--------------------------------------------------------------------------------------------
Gross profit                                               41,961       45,367       64,604
--------------------------------------------------------------------------------------------

Operating expenses:
  Research and development                                 14,443       11,635        8,473
  Selling, general and administrative                      33,344       40,744       36,462
  Purchased in-process technology                            --           --          5,454
--------------------------------------------------------------------------------------------
                                                           47,787       52,379       50,389
--------------------------------------------------------------------------------------------
Income (loss) from operations                              (5,826)      (7,012)      14,215
--------------------------------------------------------------------------------------------
Other income (expense):
  Interest income                                           1,151          523          630
  Interest expense                                           (249)        (619)      (1,072)
  Litigation settlement                                    (2,000)        --           --
  Other income (expense), net                                  22          174         (308)
--------------------------------------------------------------------------------------------
                                                           (1,076)          78         (750)
--------------------------------------------------------------------------------------------
Income (loss) before minority interest and provision for
  income taxes                                             (6,902)      (6,934)      13,465

Minority interest in net income of subsidiary                  71           21          202
--------------------------------------------------------------------------------------------
Income (loss) before provision for income taxes            (6,973)      (6,955)      13,263

Provision for (benefit from) income taxes                  (2,446)      (2,472)       4,859
--------------------------------------------------------------------------------------------
Income (loss) from continuing operations                   (4,527)      (4,483)       8,404
--------------------------------------------------------------------------------------------
Discontinued operation:
  Income (loss) from discontinued operation (net of
     income taxes of ($8,270), ($9,254) and $3,342)       (15,424)     (16,814)       3,197
  Gain on sale of discontinued operation
     (net of income taxes of $555)                          1,030         --           --
--------------------------------------------------------------------------------------------
Net income (loss)                                       $ (18,921)   $ (21,297)   $  11,601
============================================================================================

Basic net income (loss) per share:
  Income (loss) from continuing operations              $   (0.29)   $   (0.32)   $    0.63
  Income (loss) from discontinued operation                 (0.99)       (1.22)        0.24
  Gain on sale of discontinued operation                     0.06          --           --
--------------------------------------------------------------------------------------------
Basic net income (loss) per share                       $   (1.22)   $   (1.54)   $    0.87
============================================================================================

Diluted net income (loss) per share:
  Income (loss) from continuing operations              $   (0.29)   $   (0.32)   $    0.62
  Income (loss) from discontinued operation                 (0.99)       (1.22)        0.24
  Gain on sale of discontinued operation                     0.06          --           --
--------------------------------------------------------------------------------------------
Diluted net income (loss) per share                     $   (1.22)   $   (1.54)   $    0.86
============================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

Standard  Microsystems Corporation and Subsidiaries                  Page  22
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
As of February 28 or 29, and for the years then ended

                                                                                                                     Foreign
                                                                                  Additional           Unrealized   Currency
                                                                 Common Stock       Paid-In   Retained   Gain On   Translation
(In thousands)                                                 Shares     Amount    Capital   Earnings  Investment  Adjustment

Balance at February 28, 1995                                   13,222    $ 1,322   $ 77,319   $ 88,616   $   718      $ 6,008
   Shares issued under incentive savings and retirement plan       91          9      1,564       --        --           --
   Stock options exercised                                         72          7        674       --        --           --
   Tax effect of employee stock plans                            --          --         377       --        --           --
   Stock issued for business acquisition                          240         24      3,880       --        --           --
   Restricted stock grants to employees, net                       86          9        923       --        --           --
   Change in unrealized gain on investment, net of taxes         --          --        --         --       1,508         --
   Change in foreign currency translation adjustment             --          --        --         --        --         (1,057)
   Net income                                                    --          --        --       11,601      --           --
------------------------------------------------------------------------------------------------------------------------------
Balance at February 29, 1996                                   13,711      1,371     84,737    100,217     2,226        4,951
   Shares issued under incentive savings and retirement plan      110         11      1,351       --        --           --
   Stock options exercised                                         61          6        425       --        --           --
   Tax effect of employee stock plans                            --         --           42       --        --           --
   Restricted stock grants to employees, net                       (6)      --          540       --        --           --
   Change in unrealized gain on investment, net of taxes         --         --         --         --      (1,273)        --
   Change in foreign currency translation adjustment             --         --         --         --        --         (1,510)
   Net loss                                                      --         --         --      (21,297)     --           --
-----------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 1997                                   13,876      1,388     87,095     78,920       953        3,441
   Shares issued under incentive savings and retirement plan      114         11      1,163       --        --           --
   Stock options exercised                                        386         39      3,444       --        --           --
   Tax effect of employee stock plans                            --         --          709       --        --           --
   Restricted stock grants to employees, net                        7          1        426       --        --           --
   Investment by Intel Corporation, net                         1,543        154     14,469       --        --           --
   Change in unrealized gain on investment, net of taxes         --         --         --         --        (333)        --
   Change in foreign currency translation adjustment             --         --         --         --        --           (582)
   Net loss                                                      --         --         --      (18,921)     --           --
------------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 1998                                   15,926    $ 1,593   $107,306   $ 59,999   $   620      $ 2,859
==============================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

PAGE 20:

Standard Microsystems Corporation and Subsidiaries                      Page 23
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended February 28 or 29,

(In thousands)                                                   1998         1997          1996
- ----------------------------------------------------------------------------------------------------

Cash flows from operating activities:
  Cash received from customers                                    $ 149,130    $ 205,441    $ 151,734
  Cash paid to suppliers and employees                             (137,693)    (206,053)    (124,372)
  Interest received                                                   1,216          515          622
  Interest paid                                                        (261)        (634)      (1,082)
  Income taxes received (paid)                                        1,359         (286)      (9,677)
  Cash paid for litigation settlement                                (2,000)        --           --
------------------------------------------------------------------------------------------------------
  Net cash provided by (used for) operating activities               11,751       (1,017)      17,225
------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Capital expenditures                                               (5,835)     (14,712)     (29,772)
  Purchases of short-term investments                               (10,603)        --           --
  Acquisition of business                                              --           --         (1,440)
  Escrow investment                                                  (2,047)        --         (7,050)
  Release of escrow investment                                        7,110         --           --
  Investment in Chartered Semiconductor Pte Ltd.                       --           --        (19,944)
  Investment in Accelerix Incorporated                                 (250)      (1,483)        --
  Other                                                                  53         (477)          50
------------------------------------------------------------------------------------------------------
  Net cash used for investing activities                            (11,572)     (16,672)     (58,156)
------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from issuance of common stock                             18,405          431        1,573
  Borrowings under line of credit agreements                         33,960       47,731       34,000
  Principal payments of long-term debt                              (40,960)     (40,731)     (34,000)
  Principal payments of capital leases                                 (152)        --           --
------------------------------------------------------------------------------------------------------
  Net cash provided by financing activities                          11,253        7,431        1,573
------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes on cash and cash
  equivalents                                                          (544)      (1,068)        (773)
------------------------------------------------------------------------------------------------------
Net cash provided by (used for) discontinued operation              (10,892)       1,249       29,112
------------------------------------------------------------------------------------------------------
Net cash provided by sale of discontinued operation                   36,777         --           --
------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                 36,773      (10,077)     (11,019)
Cash and cash equivalents at beginning of year                        8,382       18,459       29,478
------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                          $  45,155    $   8,382    $  18,459
======================================================================================================

Reconciliation of net income (loss) from continuing operations to net cash provided by (used for) operating activities:

Net income (loss) from continuing operations                      $  (4,527)   $  (4,483)   $   8,404

Adjustments to reconcile net income (loss) from continuing operations to net cash provided by (used for) operating activities:

  Depreciation and amortization                                      13,413       12,240        5,104
  Purchased in-process technology                                      --           --          5,454
  Other adjustments, net                                              1,328        1,442        1,148

Changes in operating assets and liabilities, net of effects
of acquisition of business:
  Accounts receivable                                                (6,534)       8,835       (3,884)
  Inventories                                                        11,895       (5,732)     (17,461)
  Accounts payable and accrued expenses and other liabilities        (3,832)     (10,643)      24,538
  Other changes, net                                                      8       (2,676)      (6,078)
------------------------------------------------------------------------------------------------------
Net cash provided by (used for) operating activities              $  11,751    $  (1,017)   $  17,225
======================================================================================================

Cash used for acquisition of business as reflected in the consolidated statements of cash flows is summarized as follows:

Net assets and technology acquired                                $    --      $    --      $   5,554
Common stock issued                                                    --           --         (3,904)
Liabilities assumed and created                                        --           --           (210)
------------------------------------------------------------------------------------------------------
Cash used for acquisition of business                             $    --      $    --      $  (1,440)
======================================================================================================

Noncash investing and financing activities:
During fiscal 1998, the Company financed certain capital expenditures totaling $3,229,000 through capital lease obligations.


The accompanying notes are an integral part of these consolidated financial statements.

                                                             Page 24-37
                  Standard Microsystems Corporation
                            and Subsidiaries

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Standard Microsystems Corporation (SMSC) and its subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents consist principally of cash in banks and highly liquid debt instruments purchased with maturities of three months or less.

Short-Term Investments

Marketable debt and equity securities are reported at fair value. Unrealized gains and losses on short-term investments are either included within net income for those securities classified as trading securities, or included as a separate component of shareholders' equity for those securities classified as available-for-sale.

As of February 28, 1998, short-term investments consist primarily of investments in U.S. Treasury, corporate and municipal obligations with maturities of between three and twelve months and are classified as available-for-sale. The cost of these short-term investments approximates their market value as of February 28, 1998.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to their short-term maturities. The amounts presented for long-term debt, obligations under capital leases and other long-term liabilities also approximate fair value.

Inventories

Inventories are valued at the lower of first-in, first-out cost or market and consist of the following:

(In thousands)
------------------------------------------------------------
As of February 28,                    1998             1997
------------------------------------------------------------

Inventories:
   Raw materials                   $ 1,269          $ 1,855
   Work-in-process                  11,879           23,618
   Finished goods                    6,323            5,987
------------------------------------------------------------
                                   $19,471          $31,460
============================================================

During the second half of fiscal 1997, the Company experienced unexpected reductions in order input and accelerated price competition. These adverse business conditions resulted in excessive inventory balances and market price reductions of certain parts below cost. Accordingly, the Company recorded a charge of $4,900,000 to cost of goods sold during the fourth quarter of fiscal 1997 reflecting a reduction in net realizable value of certain inventory and excess inventory of older and discontinued products.

Property, Plant and Equipment

Property, plant and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the buildings (20 to 25 years) and machinery and equipment (3 to 7 years). Upon sale or retirement of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected currently.

Investment in Equity  Securities

As of February 28, 1998 and 1997, an investment in a publicly traded equity security, classified as available-for-sale, is carried at fair value within other assets on the accompanying consolidated balance sheets. A corresponding unrealized gain, net of taxes, is reported as a separate component of shareholders' equity.

Revenue Recognition

Revenue from product sales is recognized at the time of shipment. Sales to distributors are generally subject to agreements allowing limited rights of return and price protection with respect to unsold products held by the distributor. Reserves for estimated returns and allowances are provided at the time revenue is recognized. Such reserves are recorded based upon historical rates of returns and allowances, distributor inventory levels and other factors.

Stock-Based Compensation

The Company grants stock options to employees with exercise prices equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and accordingly, recognizes no compensation expense for the stock option grants. Additional pro forma disclosures as required under Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" are presented within these Notes to Consolidated Financial Statements.

New Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board (FASB) issued
SFAS No. 130, "Reporting Comprehensive Income", which is effective for fiscal years beginning after December 15, 1997. This statement establishes standards for reporting and presenting information on comprehensive income and its components (revenues, expenses, gains, losses and currency translation adjustments) in the financial statements. Also in June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which is effective beginning in fiscal 1999. This statement revises standards for public companies to report financial and descriptive information about reportable operating segments and certain other geographic information. The Company is evaluating methods for adoption of these statements, if necessary, and currently does not expect these new pronouncements to have a material impact on its consolidated financial statements.

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

Translation of Foreign Currencies

Assets and liabilities of foreign subsidiaries are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of their operations are translated using the average exchange rates during the period. Resulting translation adjustments are recorded as a separate component of shareholders' equity.

Net Income per Share

In February 1997, the Financial Accounting Standard Board issued SFAS No. 128 "Earnings per Share." This pronouncement requires the reporting of two net income per share figures: basic net income per share and diluted net income per share. Basic net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the sum of the weighted-average common shares outstanding during the period plus the dilutive effect of shares issuable through stock options and warrants. All prior period net income per share figures presented herein have been restated in accordance with the provisions of SFAS No. 128.

Shares used in calculating basic and diluted net income (loss) per share are reconciled as follows (in thousands):

                                            1998      1997      1996
----------------------------------------------------------------------
 Average shares outstanding for
     basic net income (loss) per share      15,519    13,838    13,372
 Dilutive effect of stock options             --        --         143
----------------------------------------------------------------------
 Average shares outstanding for
     diluted net income (loss) per share    15,519    13,838    13,515
----------------------------------------------------------------------

The Company reported a net loss in both fiscal 1998 and fiscal 1997, and accordingly, the effect of stock options and warrants was anti-dilutive for those periods and was therefore excluded from the calculation of average common shares outstanding for diluted net income (loss) per share. In fiscal 1996, the effect of some stock options was anti-dilutive and was therefore excluded from the calculation of average shares outstanding for diluted net income per share for fiscal 1996.

Reclassifications

Certain items shown have been reclassified to conform with the fiscal 1998 presentation.

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

2.    DISCONTINUED OPERATION

In October 1997, the Company executed an agreement with Accton Technology Corporation of Hsinchu, Taiwan (Accton) whereby the Company transferred substantially all of the assets comprising its Systems Products Division to a newly formed, wholly-owned subsidiary (originally organized as AJJA Inc., now known as SMC Networks, Inc.) and then sold 80.1% of the subsidiary's outstanding common stock to Global Business Investments (B.V.I.) Corp., a newly formed, wholly-owned subsidiary of Accton. The System Products Division supplied hardware and software products for the local area network (LAN) marketplace. In consideration for the sale of stock, the Company received $40,237,000 in cash, of which $2,012,000 was placed in an escrow account until January 2, 1999, to secure the Company's indemnity obligations under the agreement. As a result of this transaction, the Company realized a pre-tax gain of $1,585,000, after related costs, in the third quarter of fiscal
1998. The Company's remaining minority interest in SMC Networks, Inc. is carried at cost within other assets on the accompanying consolidated balance sheet.

The Company is continuing to provide certain administrative support services for SMC Networks, Inc., including finance and information services, at fair value, until such time as either party elects to terminate such services, with notice as required in the agreement.

The net assets, operating results and cash flows of the Systems Products Division have been reclassified as a discontinued operation in the accompanying consolidated financial statements for all periods presented.

Summarized financial information for the discontinued operation is as follows (in millions):

As of February 28 or 29,
and for the years then ended              1998        1997        1996
-----------------------------------------------------------------------
Revenues                                 $65.5      $157.6      $186.5
-----------------------------------------------------------------------
Income (loss) before income taxes        (23.1)      (26.1)        6.5
-----------------------------------------------------------------------
Net income (loss)                        (15.4)      (16.8)        3.2
-----------------------------------------------------------------------
Current assets                            19.1        57.7        74.3
-----------------------------------------------------------------------
Total assets                              19.1        80.6        99.7
-----------------------------------------------------------------------
Current liabilities                        2.0        14.8        15.8
-----------------------------------------------------------------------
Net assets                                17.1        65.8        83.9
=======================================================================

The net assets of the discontinued operation as of February 28, 1998 consist primarily of income tax refunds attributable to the loss generated by the discontinued operation in fiscal 1998.



3. OTHER BUSINESS ACQUISITIONS AND DIVESTITURES

In January 1996, the Company and its wholly-owned subsidiary, SMC Enterprise Networks, Inc., sold substantially all of the assets and technology associated with the Company's Enterprise Networks Business Unit to Cabletron Systems, Inc., for $74,000,000 in cash, resulting in a gain of $49,663,000 before taxes. This business unit, which originated through the Company's December 1992 purchase of Massachusetts-based Sigma Network Systems, Inc., developed, manufactured and sold enterprise-wide switching products for computer networks. This business unit was part of the Company's System Products Division and therefore the gain realized is included within the net income of the discontinued operation in fiscal 1996.

In October 1996, the Company acquired a minority equity interest in privately held Accelerix Incorporated of Carp, Ontario, Canada, (Accelerix) for $1,483,000. The Company invested an additional $250,000 in Accelerix in November 1997. The Company and Accelerix also entered into an agreement providing the Company with rights to market, second source and enhance Accelerix's application specific memory technology. The Company's ownership interest in Accelerix is less than 20% and accordingly, this investment is carried at cost within other assets on the accompanying consolidated balance sheet.

In February 1996, the Company acquired the assets and technology of EFAR Microsystems, Inc., of Santa Clara, CA. Accounted for as a purchase, this acquisition was valued at $5,554,000 based on the issuance of 240,000 shares of the Company's common stock, the assumption of liabilities and transaction fees. As a result of this acquisition, the Company recorded a $5,454,000 charge for the purchase of in-process technology in fiscal 1996. The acquisition agreement also provides for the issuance of up to $20,000,000 of additional common stock through February 1999 to EFAR, contingent upon the acquired business achieving certain operating results. Pro forma information for this acquisition would not differ materially from historical results and is therefore not presented.

4.   LONG-TERM DEBT

The Company maintains a $25,000,000 line of credit with several banks, which permits the Company to borrow funds on a revolving basis, primarily to finance working capital needs. During fiscal 1997, the Company violated several financial condition covenants under the agreement, for which the appropriate bank waivers were obtained, allowing the Company to continue to borrow, as necessary, pursuant to the original terms and conditions of the credit line.

In May 1997, the Company and its banks renegotiated the terms of the credit line, extending the agreement through July 1998, adjusting the interest rate on borrowings to either the banks' prime rate or LIBOR plus 225 basis points (depending on the maturity of the borrowing), and providing the banks with a general security interest in the Company's trade accounts receivable and inventory. Revised financial covenants covering net income, net worth and various financial ratios were also agreed upon. The unused portion of the credit line bears an annual fee of 0.25%. Borrowings under this line of credit during fiscal 1998 and 1997 were at interest rates between 8.5% and 6.0%.

As of February 28, 1998 there are no borrowings outstanding under this line of credit.


5.   SHAREHOLDERS' EQUITY

In March 1997, the Company and Intel Corporation (Intel) entered into a Common Stock and Warrant Purchase Agreement (the Agreement) whereby Intel acquired approximately 1,543,000 of newly issued shares of the Company's common stock for $9.50 per share, or approximately $14,654,000, and received a three-year warrant to purchase an additional 1,543,000 shares at a price per share which increases from $10.45, to $11.40, and then to $12.35 on March 18, 1997, 1998 and 1999, respectively. As of February 28, 1998, Intel had not exercised its warrant. In addition, in June 1997, the Company and Intel entered into a separate agreement whereby (i) Intel agreed to integrate the Company's current and future devices into a specific number of Intel's motherboard designs, and consider integrating such devices into additional motherboard designs, and (ii) the Company granted Intel certain manufacturing rights should the Company be unable to perform its obligations as a supplier of such devices.

The Agreement provides Intel with certain rights, including a right of first refusal upon certain proposed sales of common stock by the Company, demand and other registration rights with respect to shares acquired under the Agreement, a right for Intel to designate a representative to serve on the Company's board of directors, and anti-dilution rights.

The Agreement also imposes certain restrictions upon Intel, including a limitation on Intel's ability to acquire additional shares of the Company's common stock (referred to as a standstill arrangement), and restrictions on the transfer of shares acquired pursuant to the Agreement. The standstill arrangement would terminate in the event of certain third-party tender offers for the Company's common stock.


6.   INCOME TAXES

The provision for (benefit from) income taxes included in the accompanying consolidated statements of income consists of the following (in thousands):

For the years ended
February 28 or 29,                       1998          1997          1996
--------------------------------------------------------------------------
Current
    Federal                          $  ( 299)    $     32       $ 6,427
    Foreign                                 6           (3)          307
    State                                   -           (2)          288
--------------------------------------------------------------------------
                                         (293)          27         7,022
Deferred                               (2,153)      (2,499)       (2,163)
--------------------------------------------------------------------------
                                     $ (2,446)    $ (2,472)      $ 4,859
==========================================================================

The provision for (benefit from) income taxes differs from the amount computed by applying the U.S. Federal statutory tax rate as a result of the following:

For the years ended
February 28 or 29,                  1998        1997      1996
----------------------------------------------------------------
Provision for (benefit from)
   income taxes computed at
   the statutory rate              (35.0)%    (35.0)%    35.0 %
State taxes                         (2.1)      (1.6)      3.1
Differences between foreign
   and U.S. income tax rates         1.0        1.0      (1.0)
Other                                1.0        0.1      (0.5)
----------------------------------------------------------------
                                   (35.1)%    (35.5)%    36.6 %
================================================================

The tax effects of temporary differences that result in deferred tax benefits are as follows (in thousands):

As of February 28,                                        1998         1997
----------------------------------------------------------------------------
Reserves and accruals not currently
    deductible for income tax purposes                $  3,164      $ 1,717
Intangible asset amortization                            4,343        2,777
Inventory valuation                                      1,202        3,899
Installment sale                                          --         (1,881)
Purchased in-process technology                          1,949        1,860
Property, plant and equipment depreciation                (367)         327
Other                                                     (185)        (467)
----------------------------------------------------------------------------
                                                      $ 10,106      $ 8,232
============================================================================

Income (loss) before provision for income taxes includes foreign income of $412,000, $214,000 and $931,000 for fiscal 1998, 1997 and 1996, respectively.

The net operating loss reported by the Company in fiscal 1997, the majority of which was generated by the discontinued operation, was carried back against profits reported in prior periods and resulted in income tax refunds of $8.0 million received during fiscal 1998. Most of these refunds are included within the Net cash provided by (used for) discontinued operation caption on the fiscal 1998 consolidated statement of cash flows. Similarly, the tax benefits of the net operating loss reported by the Company in fiscal 1998, most of which again was allocable to the discontinued operation, is fully realizable by carryback against prior periods' taxable income. Most of these fiscal 1998 income tax benefits, which total approximately $18 million, are reported within Net assets of discontinued operation on the February 28, 1998 consolidated balance sheet.

Realization of tax benefits from NOL carryforwards created by the Company's Japanese subsidiary is uncertain, and accordingly is fully reserved. At a current foreign exchange rate, these carryforwards aggregated approximately $862,000 as of February 28, 1998, and will expire in fiscal 1999.

Income tax benefits of $709,000, $42,000 and $377,000 related to the Company's stock option plans for fiscal 1998, 1997 and 1996, respectively, have been credited to additional paid-in capital.

The Company has $1,602,000 of New York State tax credit carryforwards of which $97,000 will expire in fiscal 1999. The remaining $1,505,000 of credit carryforwards expire at various dates in fiscal 2000 through fiscal 2006.



7.  OTHER BALANCE SHEET DATA

(In thousands)
-----------------------------------------------------------
As of February 28,                   1998            1997
-----------------------------------------------------------

Other current assets:
  Escrow deposits                  $ 2,048         $ 7,353
  Other                              2,836           3,428
-----------------------------------------------------------
                                   $ 4,884         $10,781
===========================================================

Other assets:
  Common stock of Chartered
   Semiconductor Mfg. Ltd.         $19,944         $19,944
  Common stock of
   SMC Networks, Inc.                8,452            --
  Deferred tax benefits              3,880           2,820
  Other assets                       5,412           6,260
-----------------------------------------------------------
                                   $37,688         $29,024
===========================================================

Accrued expenses and
other liabilities:
  Salaries and fringe benefits     $ 4,084         $ 4,109
  Royalties                          1,162           1,372
  Professional fees                  1,179           1,728
  Other                              2,033           2,239
-----------------------------------------------------------
                                   $ 8,458         $ 9,448
===========================================================

Other liabilities:
  Retirement benefits              $ 4,401         $ 4,055
  Other                                372             529
-----------------------------------------------------------
                                   $ 4,773         $ 4,584
===========================================================



8.  MINORITY INTEREST IN SUBSIDIARY

Sumitomo Metal Industries, Ltd. of Osaka, Japan (SMI) owns 20% of the issued and outstanding common stock and all of the non-cumulative, non-voting 6% preferred stock of the Company's subsidiary, Toyo Microsystems Corporation
(TMC). The Company and SMI have agreed to declare a preferred dividend if TMC should realize net income of at least five times the total amount of preferred dividends which would be payable on all preferred stock then outstanding. The annual preferred dividend would be equal to 6% of the subscription price of
2.16 billion yen, or approximately $1,029,000 at an exchange rate of 126 yen per dollar.

In the event that a third party acquires a majority of the outstanding common stock of the Company, SMI has the option to require the Company to purchase SMI's interest in TMC.



9.  COMMITMENTS AND CONTINGENCIES

Compensation

Certain executives and key employees are employed under separate agreements terminating on various dates through fiscal 2001. These agreements provide, among other things, for annual base salaries totaling $1,421,000, $1,125,000 and $625,000 in fiscal 1999, 2000 and 2001, respectively.

Capital Leases

The Company leases certain equipment under long-term capital leases which include options to purchase the equipment for a nominal cost at the termination of the lease.

Included within property and equipment are the following assets held under capital leases (in thousands):

As of February 28,                    1998       1997
------------------------------------------------------

Machinery and equipment             $ 3,229    $   -
Less: accumulated depreciation          (81)       -
------------------------------------------------------

                                    $ 3,148    $   -
======================================================

Future minimum lease payments for assets under capital leases for the next five fiscal years are as follows (in thousands):

1999                                             $784
-----------------------------------------------------
2000                                              784
-----------------------------------------------------
2001                                              784
-----------------------------------------------------
2002                                              784
-----------------------------------------------------
2003                                              588
-----------------------------------------------------
Total minimum lease payments                    3,724
Less: amount representing interest                647
-----------------------------------------------------
Present value of minimum lease payments         3,077
Less: current portion                             553
-----------------------------------------------------
Long-term obligation                          $ 2,524
=====================================================

Operating Leases

The Company leases certain vehicles, facilities and equipment. Minimum rentals under these leases for each of the next five fiscal years are as follows (in thousands):

1999                                             $821
-----------------------------------------------------
2000                                              379
-----------------------------------------------------
2001                                              268
-----------------------------------------------------
2002                                              235
-----------------------------------------------------
2003                                              121
-----------------------------------------------------

Total rent expense was $1,354,000, $908,000 and $179,000 in fiscal 1998, 1997 and 1996, respectively.

Wafer Purchase Agreements

In September 1994, the Company entered into an agreement with Lucent Technologies Inc.'s (formerly AT&T Corp.) Microelectronics Business Unit (Lucent) whereby the Company purchased approximately $16,000,000 of wafer manufacturing equipment for installation at Lucent's Madrid, Spain, facility. The agreement provides that a portion of Lucent's wafer production capacity during the five year period which began in March 1996 will be reserved for the Company's requirements at favorable pricing.

In March 1995, the Company entered into an agreement with Singapore-based Chartered Semiconductor Manufacturing Ltd., whereby the Company acquired a minority equity interest in Chartered for $19,944,000 during fiscal 1996. Under this agreement, the Company is allocated sub-micron wafer production capacity for ten years in Chartered's wafer fabrication facility. This investment is reported at cost on the accompanying consolidated balance sheet.

Litigation and Settlements

The Company is subject to various lawsuits and claims in the ordinary course of business. While the outcome of these matters can not be determined, management believes that the ultimate resolution of these matters will not have a material effect on the Company's operations or financial position.

In June 1995, several actions were filed against the Company and certain of its officers and directors. These complaints were consolidated into a class action on behalf of the purchasers of the Company's common stock between September 19, 1994, and June 2, 1995. The consolidated complaint asserted claims under federal securities laws and alleged that the price of the Company's common stock had been artificially inflated during the class action period by false and misleading statements and the failure to disclose certain information. The Company, its officers and its directors strongly denied all of these allegations. On September 10, 1997, the Company and counsel for the class action plaintiffs agreed to settle the consolidated action in its entirety. Although the Company believes that the claims asserted in the class action were without merit, management concluded that the best interests of its shareholders were served by settling the action due to the continuing costs of the defense, the distraction of management's attention and the uncertainties inherent in any litigation. As a result of this settlement, the Company recorded a net pre-tax charge of $2,000,000 in the second quarter of fiscal 1998.

In December 1997, the Company and Cabletron Systems, Inc. (Cabletron) settled a lawsuit initiated in May 1997 by Cabletron. The action claimed violation of the non-competition clause included in the January 1996 Asset Purchase Agreement among the Company and Cabletron, and requested unspecified damages and an injunction. As part of this settlement, the Company paid Cabletron approximately $530,000 from an escrow account established for indemnification obligations as part of the Agreement. The remaining $7,110,000 balance of the escrow account was released to the Company.

In September 1996, the Company reached an agreement with Penril Datacomm Networks, Inc. to settle legal action initiated by Penril in June 1993. In 1990 and 1991, Penril had entered into technology and product agreements with Sigma Networks Systems, Inc. (Sigma), which was subsequently acquired by the Company in December 1992. The Company reorganized Sigma as its Enterprise Networks Business Unit, which was then sold to Cabletron Systems, Inc. in January 1996. The Company and Penril agreed to a settlement whereby all claims of both parties were dismissed, resulting in the Company recording a $4,057,000 pretax charge in the third quarter of fiscal 1997. This charge is presented within the net loss reported by the discontinued operation in fiscal 1997.

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


10.  BENEFIT AND INCENTIVE PLANS


Incentive Savings and Retirement Plan

The Company maintains a defined contribution Incentive Savings and Retirement Plan (the Plan) which, pursuant to Section 401(k) of the Internal Revenue Code, permits employees to defer taxation on their pre-tax earnings reduction contributions to the Plan.

The Plan permits employees to contribute up to 15% of their earnings, through payroll deductions, based on earnings reduction agreements. The Company's contribution, which is equal to one-half of the employee's contribution up to 6%, is invested in the common stock of the Company and totaled $804,000, $983,000 and $1,066,000 in fiscal 1998, 1997 and 1996, respectively.

The Company has authorized unissued common stock reserved for issuance to the Plan. As of February 28, 1998, there were 248,000 shares remaining in reserve for this plan. Since its inception, 957,000 shares of the Company's common stock have been contributed to the Plan.

As of February 28, 1998, 333 of the 414 employees who had satisfied the Plan's eligibility requirements to participate were making salary deduction contributions.


Employee Stock Option Plans

Under the Company's stock option plans, the Compensation Committee of the Board of Directors is authorized to grant stock options to purchase 1,886,000 shares of common stock. The purpose of these plans is to promote the interests of the Company and its shareholders by providing officers and key employees with additional incentives and the opportunity, through stock ownership, to increase their proprietary interest in the Company and their personal interest in its continued success. Options are granted at prices not less than the fair market value on the date of grant. At February 28, 1998, 1,005,000 shares of common stock were available for future grants.

Stock option plan activity is summarized below (shares in thousands):

                                            Fiscal         Weighted       Fiscal          Weighted       Fiscal        Weighted
                                             1998           Average        1997            Average        1996         Average
                                            Shares      Exercise Price    Shares       Exercise Price    Shares     Exercise Price
----------------------------------------------------------------------------------------------------------------------------------

Options outstanding, beginning of year      1,357            $ 9.82        1,383            $17.53         848            $17.16
Granted                                       235             10.16        1,799             10.61         821             17.42
Exercised                                    (386)             9.02          (61)             7.07         (69)             9.07
Canceled or expired                          (325)             9.63       (1,764)            16.76        (217)            18.34
---------------------------------------------------------------------------------------------------------------------------------
Options outstanding, end of year              881            $10.38        1,357            $ 9.82       1,383            $17.53
=================================================================================================================================
Options exercisable                           395            $10.79          387            $10.62         409            $17.28
=================================================================================================================================


The following table summarizes information relating to currently outstanding and exercisable options as of February 28, 1998 (shares in thousands):

                                 Weighted
                                  Average
Range of                      Remaining Life     Options      Weighted Average    Options      Weighted Average
Exercise Prices                 (in years)     Outstanding     Exercise Price   Exercisable     Exercise Price
-----------------------------------------------------------------------------------------------------------------

$8.50 - $8.88                       9.4            50              $8.59               4             $8.50
$9.00                               5.6           593               9.00             302              9.00
$9.13 - $17.19                      7.4           161              12.34              40             15.90
$17.38                              1.2            40              17.38              30             17.38
$18.69                              2.2            37              18.69              19             18.69
------------------------------------------------------------------------------------------------------------------

Effective March 1, 1996, the Company elected to disclose the pro forma effects of SFAS No. 123, "Accounting for Stock-Based Compensation." As allowed under the provisions of this new statement, the Company will continue to apply
APB Opinion No. 25 and related interpretations to accounting for the stock options awarded under these plans. Accordingly, no compensation cost has been recognized for these stock options. Had compensation cost for these plans been determined consistent with SFAS No.123, the Company's net income (loss) and net income (loss) per share would have been the pro forma amounts indicated below (in thousands, except per share data):

For the Years Ended February 28 or 29,    1998       1997      1996
--------------------------------------------------------------------
Net income (loss):
    As reported                       $(18,921)  $(21,297)  $11,601
    Pro forma                          (21,540)   (23,295)   10,431
--------------------------------------------------------------------
Diluted net income (loss) per share:
    As reported                         $(1.22)    $(1.54)    $0.86
    Pro forma                            (1.39)     (1.68)     0.77
--------------------------------------------------------------------

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

For the years ended February 28 or 29,   1998         1997        1996
------------------------------------------------------------------------
Dividend yield                              -            -           -
Expected volatility                        58%          57%         57%
Risk-free interest rates                 5.70%  5.71%-6.27%       5.54%
Expected lives (in years)                   4          1-4           4
------------------------------------------------------------------------

The weighted average Black-Scholes values of options granted in fiscal 1998, 1997 and 1996 were $5.18, $3.65 and $8.69, respectively. The values produced by this model are limited by the inclusion of highly subjective assumptions which greatly affect the calculated values.

On January 27, 1997, the Compensation Committee of the Board of Directors approved an exchange program for employees to surrender all outstanding options for new options with an exercise price at the then current fair market value of $9.00 per share. The new options issued vest and expire on the same schedule as the original options surrendered. Active employees were offered a one-for-one exchange while corporate officers were offered three new options for every four surrendered. As a condition of accepting this offer, no new options were permitted to be exercised prior to August 1, 1997. Additional compensation cost was recognized in the pro forma numbers presented above, and all of the tables in this disclosure have been updated to reflect the effects of this repricing.

Director Stock Option Plans

Under the Company's Director Stock Option Plan, non-qualified options to purchase common stock may be granted to directors at prices not less than the market price of the shares at the date of grant. At February 28, 1998, the expiration dates of the outstanding options range from June 29, 1998, to July 15, 2002, and the exercise prices range from $10.38 to $16.00 (average $13.80) per share.

The following is a summary of activity under the Director Stock Option Plans over the past three fiscal years (in thousands):

For the years ended February 28 or 29,     1998       1997        1996
-------------------------------------------------------------------------
Shares under option, beginning of year      186        144          43
Options granted during the year              33         50         104
Options canceled or terminated               (9)        (8)
Options exercised:
    1998                                    ---         ---        ---
    1997                                    ---         ---        ---
    1996 ($11.75 per share)                 ---         ---         (3)
-------------------------------------------------------------------------
Shares under option, end of year            210        186         144
-------------------------------------------------------------------------
Options exercisable, end of year            177         87          59
-------------------------------------------------------------------------
Shares available for future grants,
 end of year                                109        133         175
-------------------------------------------------------------------------

Director Deferred Compensation Plan

On March 4, 1997, the Company implemented a deferred compensation plan for its non-employee directors effective following the Company's July 1997 annual meeting of shareholders. The plan permits eligible directors to defer 50% or 100% of their basic annual compensation which is otherwise paid in cash. Under this plan, an unfunded account is established for each participating director which is credited with equivalent units of the Company's common stock on the first day of such quarter. These equivalent units track the economic performance of the underlying stock, but carry no voting rights. The deferred compensation earned under this plan is payable when the participant leaves the Company's Board of Directors, for any reason, and is paid in either common stock or an equivalent amount of cash, at the election of the participant.

The following is a summary of the activity under this plan (units in thousands):

For the year ended February 28, 1998
--------------------------------------------------------------------
Common stock equivalent units, beginning of year                  -
Common stock equivalent units earned during the year              7
--------------------------------------------------------------------
Common stock equivalent units, end of year                        7
--------------------------------------------------------------------
Common stock equivalent units available, end of year             93
====================================================================
Range of common stock prices used to calculate
     common stock equivalent units                   $8.63 - $15.63
====================================================================


Restricted Stock Bonus Plan

The Company maintains two Restricted Stock Bonus Plans. Each provides for common stock awards to certain officers and key employees. The fair market value of shares awarded under the 1991 Plan to an employee in any year is limited to 20% of the employee's base salary, and are earned in equal installments on the second, third and fourth anniversary of the award. Awards granted under the 1996 plan are earned in 25%, 25%, and 50% increments on the first, second and third anniversaries of the award, respectively. The shares granted under each plan are distributed provided the employee has remained in the Company's employ through such anniversary dates; otherwise the unearned shares are forfeited. The maximum number of shares issuable under the 1996 Plan is 350,000, of which 27,000, net of cancellations, have been awarded as of February 28, 1998. No new shares will be issued from the 1991 Plan, and as of February 28, 1998, 62,000 shares remain unearned under this plan. The market value of these shares at the date of award, net of cancellations, is recorded as compensation expense ratably over three or four year periods from the respective award dates. This compensation expense was $363,000, $385,000 and $761,000 in fiscal 1998, 1997 and 1996, respectively.

Retirement Plans

In March 1994, the Company adopted an unfunded Supplemental Executive Retirement Plan to provide senior management with retirement, disability and death benefits. The retirement benefits are based upon average compensation during the three-year period prior to retirement. The Company is the beneficiary of life insurance policies that have been purchased as a method of partially financing these benefits. Based on the latest actuarial information available, the following table sets forth the components of the net periodic pension expense, the funded status and the assumptions used in determining the present value of benefit obligations (dollars in thousands):


For the years ended February 28 or 29,                1998      1997      1996
-------------------------------------------------------------------------------
Service cost - benefits earned during the year      $   56    $   76    $   33
Interest cost on projected benefit obligations         361       275       298
Net amortization and deferral                          258       245       245
-------------------------------------------------------------------------------
Net periodic pension expense                        $  675    $  596    $  576
===============================================================================

As of February 28 or 29,                              1998      1997      1996
-------------------------------------------------------------------------------
Actuarial present value of:
    Vested benefit obligation                       $3,158    $3,040    $2,868
    Nonvested benefit obligation                       449       377       503
-------------------------------------------------------------------------------
    Accumulated benefit obligation                   3,607     3,417     3,371
    Effect of projected future salary increases      1,227     1,612     1,903
-------------------------------------------------------------------------------
Projected benefit obligation                         4,834     5,029     5,274
Unrecognized net loss                                 (156)     (596)   (1,042)
Unrecognized net transition asset                   (2,696)   (2,941)   (3,186)
Additional minimum liability                         1,624     1,925     2,325
-------------------------------------------------------------------------------
Accrued pension cost                                $3,606    $3,417    $3,371
===============================================================================

Assumptions used in determining actuarial
 present value of benefit obligations:
    Discount rate                                    7.25%     7.25%     7.25%
    Weighted-average rate of compensation increase   7.00%     7.00%     7.00%
===============================================================================

During fiscal 1993, the Company adopted an unfunded retirement plan for the non-employee members of its Board of Directors. The plan provides for annual benefit payments equal to the annual retainer in effect at the date of retirement, for a period of years equal to the lesser of the director's years of service or ten years. The cost of this plan is accrued over the directors' estimated remaining years of service, of which $118,000, $174,000 and $162,000 was accrued during fiscal 1998, 1997 and 1996, respectively.

Executive Incentives

The Company's Board of Directors has provided that certain executives receive incentive compensation based upon certain revenues, earnings and other performance measures. $537,000, $560,000 and $1,483,000 of incentive compensation was earned in fiscal 1998, 1997 and 1996, respectively.


11.  SHAREHOLDER RIGHTS PLAN

In January 1998, the Company's Board of Directors adopted a new Shareholder Rights Plan, replacing the Company's previous plan which expired on January 12, 1998. Under the new plan, the Company's shareholders of record on January 13, 1998 received a dividend distribution of one preferred stock purchase right for each share of common stock then held. In the event of certain efforts to acquire control of the Company, these rights allow shareholders to purchase common stock of the Company at a discounted price. The rights will expire in January 2008, unless previously redeemed by the Company at $.01 per right. Like the previous plan, the new Shareholder Rights Plan continues the Company's commitment to ensuring fair value to all shareholders in the event of an unsolicited takeover offer.

12. INDUSTRY SEGMENT, GEOGRAPHIC AND CUSTOMER INFORMATION

Industry Segment

The Company operates predominantly in one industry segment in which it designs, develops and markets integrated circuits for the personal computer industry and provides foundry services for MicroElectroMechanical Systems (MEMS).

Geographic Information

The Company's domestic operations include its worldwide revenues, exclusive of its revenues from customers in Japan, and most of its operating expenses. Revenues and operating profits from customers in Japan are recorded by TMC. The Company conducts various sales and marketing operations outside of the United States through TMC in Japan, and through subsidiaries in Europe and Asia.

Most of the Company's identifiable assets are located within the United States. Significant identifiable assets located outside of the United States include
(i) $9,868,000 of equipment (net) installed at Lucent Technologies Inc.'s wafer fabrication facility in Madrid, Spain, (ii) a $19,944,000 equity investment in Singapore-based Chartered Semiconductor Manufacturing Ltd., and
(iii) $12,715,000 of assets associated with TMC's operation in Japan.

Export Sales

The information below summarizes sales to unaffiliated customers by geographic region (in thousands):

For the years ended
February 28 or 29,                       1998          1997          1996
---------------------------------------------------------------------------

United States                         $ 45,357      $ 70,792      $ 45,518
Export
  Asia and Pacific Rim                  96,496       111,599        96,089
  Europe                                 9,710        10,320         9,937
  Canada                                 2,072           549         2,467
  Other                                  2,112         3,283         1,376
---------------------------------------------------------------------------
                                      $155,747      $196,543      $155,387
===========================================================================

Major Customers

During fiscal 1998, no single customer accounted for more than 10% of the Company's revenues. During fiscal 1997, one customer accounted for 12.8%, and during fiscal 1996 two customers accounted for 11.7% and 10.0%, respectively, of the Company's revenues.

Concentrations of Credit Risk

The Company sells its products to personal computer manufacturers and their subcontractors and to distributors, and maintains individually significant accounts receivable balances from several of its larger customers. The Company performs credit evaluations of its customers' financial condition on a regular basis and although the Company generally requires no collateral, letters of credit may be required from its customers in certain circumstances. Reserves for estimated credit losses are maintained and actual losses have been within the Company's expectations.

12. QUARTERLY FINANCIAL DATA (UNAUDITED)
 (In thousands, except per share data)

Quarter ended                               May 31   Aug. 31   Nov. 30  Feb. 28
-------------------------------------------------------------------------------
Fiscal 1998

Revenues                                    $34,803  $41,184  $42,768  $36,992
Operating income (loss)                      (5,365)  (1,150)     360      329
Net income (loss) from continuing operations (3,339)  (2,069)     361      520
Net income (loss) from discontinued
   operation                                 (4,841)  (7,170)  (3,413)     -
Gain on sale of discontinued operation         -        -       1,030      -
Net income (loss)                            (8,180)  (9,239)  (2,022)     520
===============================================================================
Basic net income (loss) per share
   Continuing operations                    $ (0.22) $ (0.14)   $0.02    $0.03
   Discontinued operation                     (0.32)   (0.46)   (0.22)     -
   Gain on sale of discontinued operation       -        -       0.07      -
-------------------------------------------------------------------------------
                                            $ (0.54) $ (0.60) $ (0.13) $  0.03
===============================================================================
Diluted net income (loss) per share
   Continuing operations                    $ (0.22) $ (0.14) $  0.02  $  0.03
   Discontinued operation                     (0.32)   (0.46)   (0.21)     -
   Gain on sale of discontinued operation       -        -       0.06      -
-------------------------------------------------------------------------------
                                            $ (0.54) $ (0.60) $ (0.13) $  0.03
===============================================================================

Average shares outstanding
    Basic net income (loss) per share        15,056   15,490   15,701   15,910
    Diluted net income (loss) per share      15,056   15,490   16,165   15,979

     Market price
       High                                 $ 10.75  $ 12.75  $ 18.13  $ 11.00
       Low                                     8.25     8.50    10.13     8.00
===============================================================================

Fiscal 1997

Revenues                                    $60,541  $53,687  $50,450  $31,865
Operating income (loss)                       7,269     (713)     519  (14,087)
Net income (loss) from continuing operations 4,295 (370) 307 (8,715) Net income (loss) from discontinued
   operation                                 (2,378)     512   (4,161) (10,787)
Net income (loss)                             1,917      142   (3,854) (19,502)
===============================================================================
Basic net income (loss) per share
   Continuing operations                    $  0.31  $ (0.03) $  0.02  $ (0.63)
   Discontinued operation                     (0.17)    0.04    (0.30)   (0.77)
-------------------------------------------------------------------------------
                                            $  0.14  $  0.01  $ (0.28) $ (1.40)
===============================================================================
Diluted net income (loss) per share
   Continuing operations                    $  0.31  $ (0.03) $  0.02  $ (0.63)
   Discontinued operation                     (0.17)    0.04    (0.30)   (0.77)
-------------------------------------------------------------------------------
                                            $  0.14  $  0.01  $ (0.28) $ (1.40)
===============================================================================

Average shares outstanding
    Basic net income (loss) per share        13,747   13,829   13,877   13,905
    Diluted net income (loss) per share      13,806   13,829   13,888   13,905

    Market price
       High                                 $ 18.75  $ 18.00  $ 15.25  $ 12.13
       Low                                    14.38    10.25     8.38     8.38
===============================================================================

The Company's common stock is traded in the over-the-counter market under the NASDAQ symbol SMSC. Trading is reported in the NASDAQ National Market. There were approximately 1,100 holders of record of the Company's common stock at April 8, 1998.

The Company has never paid a cash dividend. The present policy of the Company is to retain earnings to provide funds for the operation and expansion of its business. The Company does not expect to pay cash dividends in the foreseeable future.

===============================================================================

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

===============================================================================

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Standard Microsystems
Corporation:

We have audited the accompanying consolidated balance sheets of Standard Microsystems Corporation (a Delaware corporation) and subsidiaries as of February 28, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended February 28, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Microsystems Corporation and subsidiaries as of February 28, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended February 28, 1998, in conformity with generally accepted accounting principles.

April 8, 1998                                     ARTHUR ANDERSEN LLP
New York, New York