Form 10-K405, Exhibit 13
period 1999-02-28
STANDARD MICROSYSTEMS CORP
filed 1999-05-27
CIK 93384

Exhibit 13


PAGE 11:

FINANCIAL REVIEW

Selected Financial Data                              12
Management's Discussion and Analysis                 13
Consolidated Balance Sheets                          20
Consolidated Statements of Operations                21
Consolidated Statements of Shareholders' Equity      22
Consolidated Statements of Cash Flows                23
Notes to Consolidated Financial Statements           24
Report on Management's Responsibilities              38
Report of Independent Public Accountants             38

Standard Microsystems Corporation and Subsidiaries                   Page 12
SELECTED FINANCIAL DATA
(In thousands, except share data)

As of February 28 or 29, and for the years then ended        1999         1998         1997         1996         1995
-------------------------------------------------------------------------------------------------------------------------
Operating Results
  Revenues                                                $ 155,826    $ 148,326    $ 180,918    $ 138,882    $ 117,415
  Operating income (loss)                                     6,439         (561)      (7,214)       6,632       17,593
=========================================================================================================================
  Net income (loss) from continuing operations            $   6,003    $  (1,105)   $  (4,613)   $   3,596    $  11,066
  Net income (loss) from discontinued operations             (5,255)     (18,846)     (16,684)       8,005       14,101
  Gain (loss) on sales of discontinued operations           (13,293)       1,030         --           --           --
  Extraordinary item                                           --           --           --           --           (944)
------------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                       $ (12,545)   $ (18,921)   $ (21,297)   $  11,601    $  24,223
========================================================================================================================

Basic net income (loss) per share
  Continuing operations                                   $    0.38    $   (0.07)   $   (0.33)   $    0.27    $    0.85
  Discontinued operations                                     (1.17)       (1.15)       (1.21)        0.60         1.08
  Extraordinary item                                            --           --           --           --         (0.07)
------------------------------------------------------------------------------------------------------------------------
Basic net income (loss) per share                         $   (0.79)   $   (1.22)   $   (1.54)   $    0.87    $    1.86
========================================================================================================================

Diluted net income (loss) per share
  Continuing operations                                   $    0.38    $   (0.07)   $   (0.33)   $    0.27    $    0.83
  Discontinued operations                                     (1.17)       (1.15)       (1.21)        0.59         1.06
  Extraordinary item                                            --           --           --           --         (0.07)
------------------------------------------------------------------------------------------------------------------------
Diluted net income (loss) per share                       $   (0.79)   $   (1.22)   $   (1.54)   $    0.86    $    1.82
========================================================================================================================

Weighted average common shares outstanding
  Basic net income (loss) per share                          15,789       15,519       13,838       13,372       13,032
  Diluted net income (loss) per share                        15,824       15,519       13,838       13,515       13,305
========================================================================================================================

Balance Sheet Data
  Cash and short-term investments                         $  70,071    $  55,758    $   8,382    $  18,459    $  29,478
  Working capital                                            99,582       83,784       45,164       36,718       48,320
  Total assets                                              201,967      210,049      217,240      244,228      200,699
  Long-term obligations
     (excluding current obligations)                          7,816        7,297       11,584        4,593          915
  Shareholders' equity                                      158,434      172,377      171,797      193,502      173,983



PAGES 13 through 19:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW

Standard Microsystems Corporation (the Company) is a worldwide supplier of MOS/VLSI integrated circuits (ICs) for the personal computer, peripherals and embedded systems markets. The Company is most prominent as one of the world's leading suppliers of input/output (I/O) circuits for personal computers. I/O circuits perform many of the basic input/output functions required in every personal computer, including floppy disk control, keyboard control and BIOS, parallel port control and serial port control. The Company also supplies ICs for local area networking applications, connectivity applications and embedded control systems. Most of the Company's IC products are manufactured by world-class semiconductor foundries and assemblers.

Standard Microsystems Corporation sells its ICs to a worldwide customer base, which includes most of the world's leading personal computer and personal computer motherboard manufacturers. The Company's I/O circuits reside on the motherboards of personal computer products made by Compaq Computer Corporation, Dell Computer Corporation, IBM, Intel Corporation, Hewlett-Packard Company and most other leading personal computer manufacturers.

The Company is based in Hauppauge, New York and maintains offices in the United States, Europe and Asia. The Company conducts its business in the Japanese market through its majority owned subsidiary, Toyo Microsystems Corporation.

DISCONTINUED OPERATIONS

Over the past several years, the Company has carefully reviewed its various divisions and business units, evaluating each unit's opportunities for future growth and success in the various markets in which that unit has participated. This has resulted in a strategy of refocusing the Company's resources on its core semiconductor integrated circuits business, which is where the Company believes it has its most valuable assets and its best growth opportunities. In this regard, the Company divested itself of its local area networking hardware business in 1997, and, in April 1999, announced the intention to divest its Foundry Business Unit.

In March 1999, the Company's Board of Directors approved a plan for the Company to divest its Foundry Business Unit, which has been experiencing operating losses over the past several years. In April 1999, the Company signed a Letter of Intent to combine the operations of its Foundry Business Unit with the operations of privately-held Inertia Optical Technology Applications, Inc.
(IOTA) of Newark, NJ. Both businesses specialize in MicroElectroMechanical Systems (MEMS), which are specialty semiconductor-related products with mechanical properties used in such applications as sensors, ink jet print heads, valves, thin film RC networks, accelerometers and actuators. The combined businesses, to be named Standard MEMS, Inc. (SMI), will focus on leveraging the strengths of each business to create a broad supplier of MEMS, and will operate out of an existing SMSC facility in Hauppauge, New York, as well as in several IOTA facilities in New Jersey, California, Massachusetts, Mexico and Germany. Under the terms of the Letter of Intent, SMI will be majority owned by the shareholders of IOTA, with SMSC initially retaining a 38% interest. The Company has committed to reducing its investment in SMI below 20% within one year. Completion of the transaction is subject to executing definitive agreements and final approvals from both company's Boards of Directors, and is expected to occur before the end of SMSC's second quarter ending August 31, 1999.

Following several years of reduced revenues and significant operating losses, during the third quarter of fiscal 1998, the Company reorganized its System Products Division, which designed, produced and marketed products used in the local area networking of personal computers, into a new corporation called SMC Networks, Inc. Concurrent with this reorganization, the Company sold an 80.1% interest in the new corporation to Taiwan-based Accton Technology Corporation (Accton), for $40.2 million in cash, resulting in a pre-tax gain of $1.6 million. The Company retained a 19.9% ownership interest in SMC Networks, Inc., and carries this investment at cost on its consolidated balance sheets. The Company is currently involved in a dispute with Accton, an Accton affiliate, and SMC Networks, Inc. regarding this transaction, as described in Note 11 of the Notes to Consolidated Financial Statements.

The foundation of the Company's business since its establishment in 1971 has been semiconductor integrated circuit technology. The decision to exit the local area networking hardware business in fiscal 1998, and the recently announced intention to divest its MEMS business, has positioned the Company exclusively as a supplier of semiconductor integrated circuits and will allow the Company to better devote management attention and resources to this core business.

The Company's historical financial information has been restated to report the operating results, net assets and cash flows of the Foundry Business Unit, and the System Products Division through September 1997, as discontinued operations for all periods presented. The following discussion and analysis focuses on continuing operations, as restated, unless otherwise noted.

REVENUES

The Company's revenues increased 5% to $155.8 million in fiscal 1999, compared to $148.3 million in fiscal 1998. The Company believes it gained market share, and now considers itself to be the worldwide leader, in shipments of I/O integrated circuits, as evidenced by a unit shipment increase of almost 30% in fiscal 1999 to more than 36 million units. Declines in average selling prices resulted in net revenue growth from I/O circuits of about 2%. Overall, revenues from shipments of I/O circuits contributed about 80% and 82% of the Company's revenues in fiscal 1999 and 1998, respectively. Combined revenues from local area networking and embedded control devices were level in fiscal 1999, compared to fiscal 1998. The Company introduced a line of connectivity products during fiscal 1999, offering devices supporting new communications standards for both personal computer and PC peripheral applications. Connectivity products are expected to provide increasing revenues in fiscal 2000.

Despite a 1% increase in the number of integrated circuits shipped in fiscal 1998 compared to fiscal 1997, a significant decline in average selling prices resulted in a 20% decline in consolidated integrated circuit revenues in fiscal 1998 compared to fiscal 1997. During the second half of fiscal 1997, average selling prices for many of the Company's I/O circuits experienced unusually large declines, primarily because of significant market price reductions implemented by several of the Company's competitors. Excess semiconductor manufacturing capacity in the Pacific Rim during this period resulted in several competitors' producing I/O circuits which the Company believed violated the terms of these competitors' licenses under the Company's patents. These circuits were aggressively priced and marketed during the second half of fiscal 1997. Despite the resolution of the licensing issues with certain competitors in early fiscal 1998 (which included certain competitive devices being withdrawn from the market), average selling prices, while stabilized, generally did not recover to previous levels.

International shipments accounted for 83% of the Company's revenues in fiscal 1999, compared to 73% in fiscal 1998 and 68% in fiscal 1997. While the demand for the Company's products is primarily driven by the worldwide demand for personal computers and peripheral devices, Asia and the Pacific Rim was by far the most significant international market for the Company's products during each of these periods, primarily reflecting the high concentration of the world's personal computer and personal computer motherboard manufacturing activity in this region. The Company expects that international shipments, particularly to the Asia and Pacific Rim region, will continue to represent a significant portion of its revenues.

GROSS PROFIT

The Company's gross profit margin increased from 30.0% in fiscal 1998 to 35.9% in fiscal 1999. This improvement was driven primarily by reduced product material costs and a shift to higher-margined products, partially offset by lower average selling prices. During fiscal 1999, the Company was able to reduce product costs through lower foundry wafer prices, lower contract assembly costs, the adoption of finer geometry fabrication processes and the redesign of products to reduce die sizes. Partially offsetting these factors, the Company recorded a $1.7 million charge to cost of goods sold during the fourth quarter of fiscal 1999 to reduce the carrying value of certain slow-moving and obsolete inventory to its net realizable value.

The Company's gross profit margin increased from 24.2% in fiscal 1997 to 30.0% in fiscal 1998. Fiscal 1997 gross profit was adversely impacted by sharply reduced selling prices on I/O devices, particularly during the second half of the fiscal year, which were only partially offset by reductions in manufacturing costs. In addition, unexpected reductions in order input and the accelerated selling price reductions during that period resulted in excessive inventory and market price reductions of certain parts below cost. As a result, a $4.9 million charge to cost of goods sold was recorded during the fourth quarter of fiscal 1997 to reduce the carrying value of certain inventory to net realizable value. The gross profit margin improvement in fiscal 1998 reflects stabilized market conditions (as compared to the second half of fiscal 1997) which moderated the rate of decline in average selling prices, sales of new, higher-margined products and manufacturing cost reductions.

The Company's products generally experience declines in average selling prices and gross margins over their life cycles. In order to offset declines in average selling prices, the Company must continue to reduce the costs of products through product and manufacturing design changes, volume discounts, yield improvements and lower costs negotiated with subcontract manufacturers. The Company's gross profit margin is also dependent on its ability to introduce new, competitive products, which generally command higher margins early in their life cycles.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development (R&D) expenses increased to $17.4 million in fiscal 1999, a 22% increase over $14.3 million of R&D expenses in fiscal 1998, after a 12% increase in fiscal 1998 from $12.8 million of R&D expenses in fiscal 1997. The increases in both periods reflect increased engineering staff as well as increases in other development costs. During this three year period, the Company expanded its R&D resources through the February 1996 acquisition of the assets and staff of San Jose, California-based EFAR Microsystems, Inc., the October 1996 establishment of a design center in Westborough, Massachusetts, and the expansion of its Austin, Texas design center. The Company's fiscal 2000 engineering efforts will focus on continuing enhancements and cost reductions to its I/O product line and also on expansion into microprocessor chipset, and other, technologies.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses were $30.6 million in fiscal 1999, a slight decrease from $30.7 million reported in fiscal 1998. This decline is primarily the result of lower administrative overhead accomplished primarily through staff attrition and reductions in professional services and other general administrative expenses, driven by the Company's October 1997 decision to exit the local area networking business. These declines were partially offset by higher direct selling and marketing expenses associated with higher fiscal 1999 revenues.

Fiscal 1998 selling, general and administrative expenses of $30.7 million were 20% below the $38.2 million reported in fiscal 1997. Most of this decline reflects lower direct selling expenses, including sales commissions, associated with the lower fiscal 1998 revenues, as well as lower general and administrative overhead.

WRITE-DOWN OF INVESTMENT

During fiscal 1997 and fiscal 1998, the Company acquired a minority equity interest of less than 20% in privately held Accelerix Incorporated of Carp, Ontario, Canada (Accelerix) for $1.7 million. Accelerix is a semiconductor design company specializing in high performance graphics accelerators for personal computers. During the fourth quarter of fiscal 1999, due to the anticipated sale of this investment below cost, the Company concluded that this investment was permanently impaired in value. Accordingly, the Company recorded a $1.6 million write-down of this investment to reflect its fair market value at February 28, 1999.

OTHER INCOME AND EXPENSE

The increase in interest income in fiscal 1999 compared to fiscal 1998, and in fiscal 1998 compared to fiscal 1997, resulted from higher average cash and cash equivalent balances available for investment during the respective periods.

During the second quarter of fiscal 1998, a net charge of $2.0 million was recorded for the settlement of a class action litigation initiated against the Company and certain of its officers and directors in 1995. Please refer to
Note 11 of Notes to Consolidated Financial Statements for additional details.

INCOME TAXES

The Company's effective income tax rate for fiscal 1999 was 30%. The effective income tax benefit rates were 37% and 36% in fiscal 1998 and fiscal 1997, respectively. The Company's reduced effective income tax rate in fiscal 1999 primarily reflects the impact of tax-exempt interest income earned on the Company's short-term investments. Generally, the Company's income tax rate includes the federal and state statutory tax rates, the impact of certain permanent differences between the book and tax accounting treatment of certain expenses, and various tax credits. The fiscal 1998 and fiscal 1997 tax benefit rates included relatively low benefit rates for state income taxes as several states in which the Company operates do not allow net operating loss carrybacks.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash, cash equivalents and short-term investments increased from $55.8 million at the end of fiscal 1998 to $70.1 million at the end of fiscal 1999. Working capital increased to $99.6 million at February 28, 1999 from $83.8 million at February 28, 1998.

Operating activities generated $14.6 million of cash in fiscal 1999, compared to $16.2 million generated in fiscal 1998. A significant portion of the fiscal 1998 cash generated by operating activities was derived from a $12.7 million reduction in inventories during that period.

In fiscal 1995, the Company entered into an agreement with Lucent Technologies, Inc. (Lucent) whereby the Company purchased approximately $16.0 million of wafer manufacturing equipment for installation at Lucent's Madrid, Spain, facility. In September 1998, the Company and Lucent mutually terminated this agreement, whereby Lucent purchased the wafer manufacturing equipment from the Company for $8.2 million, the equipment's then net book value. Of these proceeds, $6.2 million was paid in cash, with the remaining $2.0 million to be paid in ten equal quarterly installments beginning in December 1998.

In October 1998, the Company's Board of Directors authorized the Company to repurchase up to one million shares of its common stock on the open market or in private transactions. During the third quarter of fiscal 1999, the Company repurchased 521,000 shares of common stock at a cost of $3.0 million. These shares are currently held as treasury stock.

Inventory turnover continued to improve during fiscal 1999, following similar improvement in fiscal 1998, resulting in a decline in inventories to $13.8 million at February 28, 1999 from $16.9 million at February 28, 1998. Inventories were $29.7 million at February 28, 1997.

The net operating loss generated by the Company in fiscal 1998 (most of which was attributable to discontinued operations) was carried-back for income tax purposes, resulting in fiscal 1999 refunds of $18.1 million of income taxes paid in prior periods. Most of these refunds are included in "Net cash provided by (used for) discontinued operations" on the accompanying Consolidated Statements of Cash Flows.

During fiscal 1998, the Company's cash and short-term investments increased significantly, from $8.4 million at February 28, 1997 to $55.8 million at February 28, 1998. Several significant transactions contributed to this increase, including a $14.7 million equity investment in the Company by Intel Corporation, the sale of an 80.1% interest in the Company's former System Products Division to Accton Technology Corporation for $36.8 million in cash, after expenses, and the release from escrow of the remaining $7.1 million of proceeds from a fiscal 1996 sale of a business unit.

As noted above, in March 1997, Intel Corporation acquired 1.5 million newly issued shares of the Company's common stock for $9.50 per share, or $14.7 million, resulting in an ownership interest in the Company of slightly below 10%. Intel was also issued a three-year warrant to purchase an additional 1.5 million shares at prices that increase annually during the term of the warrant. Through February 28, 1999, Intel had not exercised this warrant.

The Company maintains a combined $10.0 million revolving line of credit with two banks, which permits the Company to borrow funds on a revolving basis, primarily to finance working capital needs. There have been no borrowings under this credit line since October 1997. The Company intends to either modify or extend this existing credit line, or execute a new credit line, prior to the existing line's July 1999 expiration.

The majority of the $10.8 million of capital expenditures incurred in fiscal 1999 were for expanding the Company's semiconductor test operation and acquiring intellectual property used in the design of the Company's products. There were no material commitments for capital expenditures as of February 28, 1999. Fiscal 2000 capital expenditures are expected to approximate fiscal 1999 capital expenditures with further expenditures planned for semiconductor test equipment and engineering tools.

The Company has considered in the past, and will continue to consider, various possible transactions to secure necessary foundry manufacturing capacity, including equity investments in, prepayments to, or deposits with foundries, in exchange for guaranteed capacity or other arrangements which address the Company's manufacturing requirements.

The Company expects that its cash, cash equivalents, short-term investments, cash flows from operations, and its borrowing capacity, will be sufficient to finance the Company's operating and capital requirements through the end of fiscal 2000.

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

The Company has a comprehensive Year 2000 project designed to identify and assess the risks associated with its information systems, products, operations and suppliers that are not Year 2000 compliant, and to develop, test and implement remediation and contingency plans to mitigate these risks. The Company's Year 2000 project is addressing risks in the areas of business application software, technical infrastructure, end-user computing, engineering and development tools, supplier and service provider compliance, manufacturing tools, facilities infrastructure and the Company's products. In addition, the Company provides its customers with information on its Year 2000 project and progress made towards Year 2000 compliance.

Several years ago, the Company installed certain Year 2000 compliant information systems, and has moved a substantial portion of its core business applications to this platform. The Company is currently installing additional new information systems and expects all internal information systems to achieve Year 2000 compliance during the middle of calendar year 1999. The Company is also assessing the impact of the Year 2000 issue on its products, and has not identified, and does not expect to identify, any material issues in that regard. Because most of the Company's information systems achieved Year 2000 compliance with the transition to a new information system several years ago, the Company has not yet incurred any material expenditures to specifically address Year 2000 issues. Going forward, the Company is committed to expending the resources necessary to address this issue, but at this time, does not anticipate any material expenditures for the resolution of Year 2000 issues relating to either its own information systems or its products. However, the Company could be adversely impacted by Year 2000 issues faced by significant vendors, suppliers and service organizations with which the Company conducts business. Based solely on responses received to date from these parties, the Company has no reason to believe that there will be any material adverse impact on the Company's financial condition or results of operations relating to any Year 2000 issues of such parties. However, if the responses received from these third parties are not accurate or happen to change, then there could be an unforeseen material adverse impact on the Company's financial condition and results of operations. The Company is continuing to reasonably assess the impact, if any, that third parties which may not be Year 2000 compliant may have on its operations, and expects to complete this assessment by the end of June 1999.

OTHER FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS

Certain statements and information contained in this annual report constitute "forward-looking statements" within the meaning of the Federal Securities laws. These forward-looking statements involve risks and uncertainties that may cause actual results and performance to be different from those expressed or implied in such statements.

The Semiconductor Industry - The Company competes in the semiconductor industry, which has historically been characterized by intense competition, rapid technological change, cyclical market patterns, price erosion and periods of mismatched supply and demand. The semiconductor industry has experienced significant economic downturns at various times in the past, characterized by diminished product demand and accelerated erosion of selling prices. According to most generally available market research, worldwide semiconductor revenues actually declined in calendar 1998 as compared to calendar 1997. In addition, many of the Company's competitors in the semiconductor industry are larger and have significantly greater financial and other resources than the Company.

The Personal Computer Industry - Sales of most of the Company's products depend largely on sales of personal computers and peripheral devices. Reductions in the rate of growth in the PC market could adversely affect the Company's operating results. In addition, as a component supplier to PC manufacturers, the Company often experiences greater demand fluctuation than its customers themselves experience. Also, some of the Company's products are used in PCs for the consumer market, which, in recent years, has tended to be more volatile than other segments of the PC marketplace.

Product Development and Technological Change - The Company's prospects are highly dependent upon the successful development and timely introduction of new products at competitive prices and performance levels. The success of new products depends on various factors, including timely completion of product development programs, market acceptance of the Company's and its customers' new products, securing sufficient foundry capacity for volume manufacturing of wafers, achieving acceptable wafer fabrication yields by the Company's independent foundries and the Company's ability to offer new products at competitive prices. In order to succeed in having the Company's products incorporated into new products being designed by its customers, the Company must anticipate market trends and meet performance, quality and functionality requirements of such customers and must successfully develop and manufacture products that adhere to these requirements. In addition, the Company must meet the timing and price requirements of its customers and must make such products available in sufficient quantities. In order to help accomplish these goals, the Company has considered in the past, and will continue to consider in the future, the acquisition of other companies or the products and technologies of other companies. Such acquisitions carry additional risks, such as a lack of integration with existing products and corporate culture, the potential for large write-offs and the diversion of management attention. There can be no assurance that the Company will be able to identify market trends or new product opportunities, develop and market new products, achieve design wins or respond effectively to new technological changes or product announcements by others.

The Company's future growth will depend on, among other things, its ability to continue to expand its product line. The Company's future product plans include entering the microprocessor chipset marketplace, offering products for applications that are presently served by other suppliers. Some of these suppliers have well-established market positions and products that have already been proven to be technologically and economically competitive. There can be no assurance that the Company will be successful in displacing these suppliers in the targeted applications. Moreover, functionality currently performed by the Company's standalone input/output integrated circuits is increasingly being integrated into microprocessor chipsets. This may not only impede the Company's efforts to penetrate the microprocessor chipset market, but may also displace the Company's products in the applications that they presently serve.

Price Erosion - The semiconductor industry is characterized by intense competition. Historically, average selling prices in the semiconductor industry generally, and for the Company's products in particular, have declined significantly over the life of each product. While the Company expects to reduce the average selling prices of its products over time as it achieves manufacturing cost reductions, competitive pressures may require the reduction of selling prices more quickly than such cost reductions can be achieved. In addition, the Company sometimes approves price reductions on specific sales opportunities to meet competition. If not offset by reductions in manufacturing costs or by a shift in the mix of products sold toward higher-margined products, declines in the average selling prices could reduce gross margins.

Reliance Upon Subcontract Manufacturing - The vast majority of the Company's products are manufactured, assembled and tested by independent foundries and subcontract manufacturers. This reliance upon foundries and subcontractors involves certain risks, including potential lack of manufacturing availability, reduced control over delivery schedules, the availability of advanced process technologies, changes in manufacturing yields and potential cost fluctuations.

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

Shipments to Distributors - Almost 35% of the Company's fiscal 1999 revenues were made through distributors, the largest of which are located in the Far East. The Company's distributors generally offer products of several different suppliers, including products that may be competitive with the Company's products. Accordingly, there is risk that these distributors may give higher priority to products of other suppliers, thus reducing their efforts to sell the Company's products. In addition, the Company's agreements with its distributors are generally terminable at the distributor's option. No assurance can be given that future sales by distributors will continue at current levels or that the Company will be able to retain its current distributors on acceptable terms. A reduction in sales efforts by one or more of the Company's current distributors or a termination of any distributor's relationship with the Company could have a materially adverse effect on the Company's operating results.

Business Concentration in Asia - A significant number of the Company's foundries and subcontractors are located in Asia. Many of the Company's customers also manufacture in Asia or subcontract their manufacturing to Asian companies. This concentration of manufacturing and selling activity in Asia poses risks that could affect demand for and supply of the Company's products, including currency exchange rate fluctuations, economic and trade policies and the political environment within Asian communities. The recent economic conditions in this region have been characterized by idle production capacity, unemployment, bank failures, reduced consumer spending and currency devaluation. Any of these factors could reduce demand for the products in which the Company's integrated circuits are used.

Protection of Intellectual Property - The Company has historically devoted significant resources to research and development activities and believes that the intellectual property derived from such research and development is a valuable asset that has been, and will continue to be, important to the Company's success. The Company relies upon nondisclosure agreements, contractual provisions and patent and copyright laws to protect its proprietary rights. No assurance can be given that the steps taken by the Company will adequately protect its proprietary rights.

Customer Concentration - A limited number of customers account for a significant portion of the Company's revenues. The Company's revenues from any one customer can fluctuate from period to period depending upon market demand for that customer's products, the customer's inventory management of the Company's products and the overall financial condition of the customer.

Dependence on Key Personnel - The success of the Company is dependent in large part on the continued service of its key management, engineering, marketing, sales and support employees. Competition for qualified personnel is intense in the semiconductor industry, and the loss of current key employees, or the inability of the Company to attract other qualified personnel, could hinder the Company's product development and ability to manufacture, market and sell its products.

Volatility of Stock Price - The market price of the Company's common stock can fluctuate significantly on the basis of such factors as the Company's or its competitors' announcements of new products, quarterly fluctuations in the Company's financial results or in the financial results of other semiconductor companies, changes in the expectations of market analysts or investors, or general conditions in the semiconductor industry or in the financial markets. In addition, stock markets in general have recently experienced extreme price and volume volatility. This volatility has often had a significant impact on the stock prices of high technology companies, at times for reasons that appear unrelated to the performance of the specific companies.

Standard Microsystems Corporation and Subsidiaries                      Page 20
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)


As of February 28,                                        1999        1998
--------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                            $ 68,071   $ 47,155
  Short-term investments                                  2,000      8,603
  Accounts receivable, net of allowance for doubtful
    accounts of $1,111 and $1,011, respectively          22,608     18,126
  Inventories                                            13,785     16,850
  Deferred tax benefits                                   8,154      6,226
  Other current assets                                    9,142      5,731
--------------------------------------------------------------------------
  Total current assets                                  123,760    102,691
--------------------------------------------------------------------------
Property, plant and equipment:
  Land                                                    3,832      3,832
  Buildings and improvements                             29,846     28,879
  Machinery and equipment                                63,890     71,675
--------------------------------------------------------------------------
                                                         97,568    104,386
  Less:  accumulated depreciation                        62,916     64,122
--------------------------------------------------------------------------
  Property, plant and equipment, net                     34,652     40,264
--------------------------------------------------------------------------
Other assets                                             38,219     37,688
Net assets of discontinued operations                     5,336     29,406
--------------------------------------------------------------------------
                                                       $201,967   $210,049
==========================================================================

Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                                     $  8,873   $ 10,288
  Accrued expenses and other liabilities                 14,453      8,066
  Current portion of obligations under capital leases       852        553
--------------------------------------------------------------------------
  Total current liabilities                              24,178     18,907
--------------------------------------------------------------------------

Long-term debt                                             --         --
Obligations under capital leases                          3,017      2,524
Other liabilities                                         4,799      4,773

Commitments and contingencies

Minority interest in subsidiary                          11,539     11,468

Shareholders' equity:
  Preferred stock, $.10 par value
    Authorized 1,000,000 shares, none outstanding          --         --
  Common stock, $.10 par value
    Authorized 30,000,000 shares
    Outstanding  16,045,000 and 15,926,000
    shares, respectively                                  1,605      1,593
  Additional paid-in capital                            108,665    107,306
  Retained earnings                                      47,454     59,999
  Treasury stock, 521,000 shares, at cost                (2,957)      --
  Accumulated other comprehensive income                  3,667      3,479
--------------------------------------------------------------------------
  Total shareholders' equity                            158,434    172,377
--------------------------------------------------------------------------
                                                       $201,967   $210,049
==========================================================================

The accompanying notes are an integral part of these consolidated financial statements.


Standard Microsystems Corporation and Subsidiaries                      Page 21
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

For the years ended February 28,                           1999         1998         1997

Revenues                                                $ 155,826    $ 148,326    $ 180,918
Cost of goods sold                                         99,846      103,863      137,163
--------------------------------------------------------------------------------------------
Gross profit                                               55,980       44,463       43,755
--------------------------------------------------------------------------------------------

Operating expenses:
  Research and development                                 17,437       14,298       12,808
  Selling, general and administrative                      30,550       30,726       38,161
  Write-down of investment                                  1,554         --           --
--------------------------------------------------------------------------------------------
                                                           49,541       45,024       50,969
--------------------------------------------------------------------------------------------
Income (loss) from operations                               6,439         (561)      (7,214)
--------------------------------------------------------------------------------------------
Other income (expense):
  Interest income                                           2,667        1,151          523
  Interest expense                                           (279)        (249)        (619)
  Other income (expense), net                                (167)      (1,978)         174
--------------------------------------------------------------------------------------------
                                                            2,221       (1,076)          78
--------------------------------------------------------------------------------------------
Income (loss) before provision for income taxes and
  minority interest                                         8,660       (1,637)      (7,136)

Provision for (benefit from) income taxes                   2,586         (603)      (2,544)

Minority interest in net income of subsidiary                  71           71           21
--------------------------------------------------------------------------------------------
Income (loss) from continuing operations                    6,003       (1,105)      (4,613)
--------------------------------------------------------------------------------------------
Discontinued operations:
  Income (loss) from discontinued operations (net of
     income tax benefits of $2,956, $10,113 and $9,182)    (5,255)     (18,846)     (16,684)
  Gain (loss) on sales of discontinued operations
     (net of income taxes of ($1,908) and $555)           (13,293)       1,030         --
--------------------------------------------------------------------------------------------
Net loss                                                $ (12,545)   $ (18,921)   $ (21,297)
============================================================================================

Basic and diluted net loss per share:
  Income (loss) from continuing operations              $    0.38    $   (0.07)   $   (0.33)
  Loss from discontinued operations                         (0.33)       (1.21)       (1.21)
  Gain (loss) on sales of discontinued operations           (0.84)        0.06          --
--------------------------------------------------------------------------------------------
Basic and diluted net loss per share                    $   (0.79)   $   (1.22)   $   (1.54)
============================================================================================



The accompanying notes are an integral part of these consolidated financial statements.

Standard  Microsystems Corporation and Subsidiaries                  Page  22
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

                                                                                                       Accumulated
                                                                                                          Other
                                                Common Stock    Paid-In   Retained   Treasury Stock    Comprehensive    Total
                                               Shares  Amount   Capital   Earnings  Shares    Amount       Income
--------------------------------------------------------------------------------------------------------------------------------
Balance at February 29, 1996                  13,711   $1,371  $ 84,737   $100,217    --    $   --       $ 7,177       $193,502

  Comprehensive loss:
  Net loss                                      --       --        --      (21,297)   --        --          --          (21,297)
  Other comprehensive loss
    Unrealized loss on investment               --       --        --         --      --        --        (1,273)        (1,273)
    Foreign currency translation adjustment     --       --        --         --      --        --        (1,510)        (1,510)
                                                                                                                       ---------
  Total other comprehensive loss                                                                                         (2,783)
                                                                                                                       ---------
  Total comprehensive loss                                                                                              (24,080)

  Shares issued under incentive savings
    and retirement plan                          110       11     1,351       --      --        --          --            1,362
  Stock options exercised                         61        6       425       --      --        --          --              431
  Tax effect of employee stock plans            --       --          42       --      --        --          --               42
  Restricted stock grants to employees, net       (6)    --         540       --      --        --          --              540
--------------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 1997                  13,876    1,388    87,095     78,920    --        --         4,394        171,797

   Comprehensive loss:
   Net loss                                     --       --        --      (18,921)   --        --          --          (18,921)
   Other comprehensive loss
     Unrealized loss on investment              --       --        --         --      --        --          (333)          (333)
     Foreign currency translation adjustment    --       --        --         --      --        --          (582)          (582)
                                                                                                                       ---------
   Total other comprehensive loss                                                                                          (915)
                                                                                                                       ---------
   Total comprehensive loss                                                                                             (19,836)

   Shares issued under incentive savings
     and retirement plan                         114       11     1,163       --      --        --          --            1,174
   Stock options exercised                       386       39     3,444       --      --        --          --            3,483
   Tax effect of employee stock plans           --       --         709       --      --        --          --              709
   Restricted stock grants to employees, net       7        1       426       --      --        --          --              427
   Investment by Intel Corporation, net        1,543      154    14,469       --      --        --          --           14,623
--------------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 1998                  15,926    1,593   107,306     59,999    --        --         3,479        172,377

   Comprehensive loss:
   Net loss                                     --       --        --      (12,545)   --        --          --          (12,545)
   Other comprehensive income (loss)
     Unrealized loss on investment              --       --        --         --      --        --          (334)          (334)
     Foreign currency translation adjustment    --       --        --         --      --        --           522            522
                                                                                                                       ---------
   Total other comprehensive income                                                                                         188
                                                                                                                       ---------
   Total comprehensive loss                                                                                             (12,357)

   Shares issued under incentive savings
     and retirement plan                          95       10       778       --      --        --          --              788
   Stock options exercised                        23        2       184       --      --        --          --              186
   Tax effect of employee stock plans           --       --          16       --      --        --          --               16
   Restricted stock grants to employees, net       1     --         381       --      --        --          --              381
   Purchases of treasury stock                  --       --        --         --    (521)    (2,957)        --           (2,957)
--------------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 1999                  16,045   $1,605  $108,665   $ 47,454  (521)   $(2,957)     $ 3,667       $158,434
================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Standard Microsystems Corporation and Subsidiaries                      Page 23
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

For the years ended February 28,                               1999           1998         1997
----------------------------------------------------------------------------------------------------

Cash flows from operating activities:
  Cash received from customers                                  $ 151,998      $ 143,884    $ 188,430
  Cash paid to suppliers and employees                           (139,735)      (128,039)    (193,175)
  Interest received                                                 2,737          1,216          515
  Interest paid                                                      (279)          (261)        (634)
  Income taxes received (paid)                                        (92)         1,360         (287)
  Cash paid for litigation settlement                                --           (2,000)        --
------------------------------------------------------------------------------------------------------
  Net cash provided by (used for) operating activities             14,629         16,160       (5,151)
------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Capital expenditures                                            (10,847)        (3,854)      (8,654)
  Sales of machinery and equipment                                  6,464             53           54
  Purchases of short-term investments                              (5,002)        (8,603)        --
  Sales of short-term investments                                  11,605           --           --
  Escrow investment                                                  (110)        (2,047)        --
  Release of escrow investment                                       --            7,110         --
  Investment in Accelerix Incorporated                               --             (250)      (1,483)
  Other                                                              (454)           --          (531)
------------------------------------------------------------------------------------------------------
  Net cash provided by (used for) investing activities              1,656         (7,591)     (10,614)
------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from issuance of common stock                              363         18,405          431
  Purchases of treasury stock                                      (2,957)          --           --
  Borrowings under line of credit agreements                         --           33,960       47,731
  Repayments of borrowings under line of credit agreements           --          (40,960)     (40,731)
  Repayments of obligations under capital leases                     (654)          (152)        --
------------------------------------------------------------------------------------------------------
  Net cash provided by (used for) financing activities             (3,248)        11,253        7,431
------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes on cash and cash
  equivalents                                                         170           (544)      (1,068)
------------------------------------------------------------------------------------------------------
Net cash provided by (used for) discontinued operations             7,709        (17,282)        (675)
------------------------------------------------------------------------------------------------------
Net cash provided by sale of discontinued operation                  --           36,777         --
------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents               20,916         38,773      (10,077)
Cash and cash equivalents at beginning of year                     47,155          8,382       18,459
------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                        $  68,071      $  47,155    $   8,382
======================================================================================================

Reconciliation of income (loss) from continuing operations to net cash provided by (used for) operating activities:

Income (loss) from continuing operations                        $   6,003      $  (1,105)   $  (4,613)

Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used for) operating activities:

  Depreciation and amortization                                    10,544         11,328       10,462
  Other adjustments, net                                            2,340          1,328        1,442

Changes in operating assets and liabilities:
  Accounts receivable                                              (4,183)        (4,359)       7,449
  Inventories                                                       3,171         12,716       (6,392)
  Accounts payable and accrued expenses and other liabilities      (3,558)        (3,740)     (10,984)
  Other changes, net                                                  312             (8)      (2,515)
------------------------------------------------------------------------------------------------------
Net cash provided by (used for) operating activities            $  14,629      $  16,160    $  (5,151)
======================================================================================================


Noncash Investing and Financing Activities:
During fiscal 1999 and fiscal 1998, the Company financed certain capital expenditures totaling $1,447,000 and $3,229,000, respectively, through capital lease obligations. During fiscal 1999, the Company sold certain equipment for $8,224,000, of which installment payments of $790,000 and $592,000 are receivable in fiscal 2000 and 2001, respectively.


The accompanying notes are an integral part of these consolidated financial statements.

                                                             Page 24-38
                        Standard Microsystems Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Standard Microsystems Corporation (SMSC) and its subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated.

RECLASSIFICATIONS

Certain items shown have been reclassified to conform to the fiscal 1999 presentation.

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

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist principally of cash in banks and highly liquid debt instruments purchased with original maturities of three months or less.

SHORT-TERM INVESTMENTS

Marketable debt and equity securities are reported at fair value. Unrealized gains and losses on short-term investments are either included within net income for those securities classified as trading securities, or included as a separate component of shareholders' equity for those securities classified as available-for-sale. As of February 28, 1999, short-term investments consist primarily of investments in U.S. Treasury, corporate and municipal obligations with maturities of between three and twelve months and are classified as available-for-sale. The cost of these short-term investments approximates their market value as of February 28, 1999.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to their short-term maturities. The amounts presented for long-term debt, obligations under capital leases and other long-term liabilities also approximate fair value.

INVENTORIES

Inventories are valued at the lower of first-in, first-out cost or market and consist of the following (in thousands):

As of February 28,           1999          1998
------------------------------------------------
Inventories:
    Raw materials        $    475      $    295
    Work-in-process         9,310        10,240
    Finished goods          4,000         6,315
------------------------------------------------
                         $ 13,785      $ 16,850
================================================

During the fourth quarter of fiscal 1999, the Company recorded a $1,750,000 charge to cost of goods sold to write-down certain slow-moving and obsolete inventory to net realizable value.

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

COST BASIS INVESTMENTS

Equity investments of less than 20% in non-publicly traded companies are carried at cost. Changes in the value of these investments are not recognized unless an impairment in value is deemed to be other than temporary.

INVESTMENT IN EQUITY SECURITIES

As of February 28, 1999 and 1998, an investment in a publicly traded equity security, classified as available-for-sale, is carried at fair value within other assets on the accompanying consolidated balance sheets. A corresponding unrealized gain, net of taxes, is reported as a separate component of shareholders' equity.

LONG-LIVED ASSETS

The Company reviews long-lived assets for impairment in value using a gross cash flow basis and will reserve for impairment whenever events or circumstances indicate that the carrying amount of the assets may not be fully recoverable.

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

STOCK-BASED COMPENSATION

The Company grants stock options to employees with exercise prices equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees and accordingly, recognizes no compensation expense for the stock option grants. Additional pro forma disclosures as required under Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, are presented within these Notes to Consolidated Financial Statements.

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

NET INCOME (LOSS) PER SHARE

The Company adopted the provisions of SFAS No. 128, Earnings per Share, beginning with the consolidated financial statements for the fiscal year ended February 28, 1998. This pronouncement requires the reporting of two net income per share figures; basic net income per share and diluted net income per share. Basic net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the sum of the weighted-average common shares outstanding during the period plus the dilutive effect of shares issuable through stock options and warrants. All net income
(loss) per share figures presented herein have been restated in accordance with the provisions of SFAS No. 128.

Shares used in calculating basic and diluted net income (loss) per share are reconciled as follows (in thousands):
                                                1999     1998      1997
------------------------------------------------------------------------
   Average shares outstanding for
      basic net income (loss) per share       15,789   15,519    13,838
   Dilutive effect of stock options               35     --        --
------------------------------------------------------------------------
   Average shares outstanding for
      diluted net income (loss) per share     15,824   15,519    13,838
========================================================================

The Company reported a net loss from continuing operations in both fiscal 1998 and fiscal 1997, and accordingly, the effect of stock options and warrants was anti-dilutive for those periods and was therefore excluded from the calculation of average common shares outstanding for diluted net income (loss) per share.

COMPREHENSIVE INCOME

During the first quarter of fiscal 1999, the Company adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 separates comprehensive income into two components: net income and other comprehensive income. Other comprehensive income refers to revenues, expenses, gains and losses that, under generally accepted accounting principles, are recorded as elements of shareholders' equity and are excluded from net income. The Company's other comprehensive income consists of foreign currency translation adjustments from those subsidiaries not using the U.S. dollar as their functional currency, and unrealized gains and losses on a long-term equity investment.

The changes in accumulated other comprehensive income for the three years ended February 28, 1999 were as follows (in thousands):


                                  Unrealized    Foreign Currency    Accumulated Other
                                   Gain on         Translation        Comprehensive
                                  Investment        Adjustment            Income
-------------------------------------------------------------------------------------
Balance at February 29, 1996     $  2,226          $  4,951             $  7,177
   Period change                   (1,273)           (1,510)              (2,783)
-------------------------------------------------------------------------------------
Balance at February 28, 1997          953             3,441                4,394
   Period change                     (333)             (582)                (915)
-------------------------------------------------------------------------------------
Balance at February 28, 1998          620             2,859                3,479
   Period change                     (334)              522                  188
-------------------------------------------------------------------------------------
Balance at February 28, 1999     $    286          $  3,381             $  3,667
=====================================================================================


NEW ACCOUNTING PRONOUNCEMENTS

In March 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 provides guidance on when costs related to software developed or obtained for internal use should be capitalized or expensed. SOP 98-1 is effective beginning in fiscal 2000, and the Company does not expect this new statement to materially impact its consolidated financial statements.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999 and will not require retroactive restatement of prior period financial statements. The Company does not presently make use of derivative instruments.


2.   DISCONTINUED OPERATIONS

In March 1999, the Company's Board of Directors approved a plan to divest a majority interest in its Foundry Business Unit (FBU). This business unit specializes in the production of MicroElectroMechanical Systems (MEMS), which are specialty semiconductor-related products with mechanical properties used in such applications as sensors, ink jet print heads, valves, thin film RC networks, accelerometers and actuators. The FBU serves a different customer base than the Company's integrated circuits business, and is generally managed as a separate operating unit with its own identifiable assets. This business unit has been experiencing operating losses over the past several years, and this action is intended to enable both the Company and the Foundry Business Unit, as reorganized, to better devote management attention and resources to the core strategies of each business.

In April 1999, the Company signed a Letter of Intent with Inertia Optical Technology Applications, Inc. (IOTA) of Newark, NJ, to combine the operations of the Company's Foundry Business Unit with the operations of privately-held IOTA into a new company, Standard MEMS, Inc. IOTA, like the Company's FBU, specializes in MEMS devices. Standard MEMS, Inc. will operate out of an existing SMSC facility in Hauppauge, New York as well as in several IOTA facilities in New Jersey, California, Massachusetts, Mexico and Germany.
Under the terms of the Letter of Intent, Standard MEMS, Inc. will be majority owned by the shareholders of IOTA, with SMSC initially retaining a 38% interest. The Company has committed to reducing its investment in Standard MEMS, Inc. below 20% within one year. Completion of the transaction is subject to executing definitive agreements and final approvals from both Company's Boards of Directors, and is expected to occur before the end of SMSC's second quarter ending August 31, 1999.

As a result of this transaction, SMSC will report the operating results, net assets and cash flows of the Foundry Business Unit as a discontinued operation and has recorded a pre-tax charge of $15,200,000 in the fourth quarter ended February 28, 1999. This charge covers write-downs of certain assets, operating losses expected to occur before completion of the transaction, and other costs associated with the transaction.

Summarized financial information for this discontinued operation is as follows (in millions):

As of February 28, and for the years then ended      1999    1998      1997
----------------------------------------------------------------------------
Revenues                                            $10.3    $7.4     $15.6
----------------------------------------------------------------------------
Income (loss) before income taxes                    (8.2)   (5.3)      0.2
----------------------------------------------------------------------------
Net income (loss)                                    (5.3)   (3.4)      0.1
----------------------------------------------------------------------------
Current assets                                        5.1     5.9       4.8
----------------------------------------------------------------------------
Total assets                                          6.6    13.0      13.2
----------------------------------------------------------------------------
Current liabilities                                   1.3     0.7       2.0
----------------------------------------------------------------------------
Net assets                                            5.3    12.3      11.2
============================================================================


In October 1997, the Company executed an agreement with Accton Technology Corporation of Hsinchu, Taiwan (Accton) whereby the Company transferred substantially all of the assets comprising its System Products Division to a newly formed, wholly-owned subsidiary, SMC Networks, Inc., and then sold 80.1% of SMC Networks, Inc.'s outstanding common stock to Global Business Investments (B.V.I.) Corp., a newly formed, wholly-owned subsidiary of Accton. The System Products Division supplied hardware and software products for the local area network (LAN) marketplace. In consideration for the sale of stock, the Company received $40,237,000 in cash, of which $2,012,000 was placed in an escrow account, scheduled for release on January 2, 1999, to secure the Company's indemnity obligations under the agreement. As a result of this transaction, the Company realized a pre-tax gain of $1,585,000, after related costs, in the third quarter of fiscal 1998. The Company's remaining 19.9% minority interest in SMC Networks, Inc. is carried at a cost of $8,452,000 within other assets on the accompanying consolidated balance sheets. The Company is currently involved in a dispute with Accton, its affiliate and SMC Networks, Inc. regarding this transaction, as described in Note 11 within these Notes to Consolidated Financial Statements.

The net assets, operating results and cash flows of the System Products Division are presented as a discontinued operation in the accompanying consolidated financial statements for all periods presented.

Summarized financial information for this discontinued operation is as follows (in millions):

As of February 28, and for the years then ended       1998         1997
------------------------------------------------------------------------
Revenues                                             $65.5       $157.6
------------------------------------------------------------------------
Loss before income taxes                             (23.1)       (26.1)
------------------------------------------------------------------------
Net loss                                             (15.4)       (16.8)
------------------------------------------------------------------------
Current assets                                        19.1         57.7
------------------------------------------------------------------------
Total assets                                          19.1         80.6
------------------------------------------------------------------------
Current liabilities                                    2.0         14.8
------------------------------------------------------------------------
Net assets                                            17.1         65.8
========================================================================

The net assets of the discontinued operation as of February 28, 1998 consisted primarily of income tax refunds receivable attributable to the loss generated by the discontinued operation in fiscal 1998, all of which were received during fiscal 1999.


3.   COST BASIS INVESTMENTS

INVESTMENT IN ACCELERIX INCORPORATED

During fiscal 1997 and fiscal 1998, the Company acquired a minority equity interest of less than 20% in privately held Accelerix Incorporated of Carp, Ontario, Canada, (Accelerix) for $1,733,000. Accelerix is a semiconductor design company specializing in high performance graphics accelerators for personal computers. The Company and Accelerix also entered into an agreement providing the Company with rights to market, second source and enhance certain of Accelerix's technology. During the fourth quarter of fiscal 1999, due to the anticipated sale of this investment below cost, the Company concluded that this investment was permanently impaired in value. Accordingly, the Company has recorded a $1,554,000 write-down of this investment to reflect its fair market value at February 28, 1999.

INVESTMENT IN CHARTERED SEMICONDUCTOR MANUFACTURING LTD.

In March 1995, the Company entered into an agreement with Singapore-based Chartered Semiconductor Manufacturing Ltd. (Chartered), whereby the Company acquired a minority equity interest of less than 2% in Chartered for $19,944,000 during fiscal 1996. Under the terms of this agreement, the Company is allocated sub-micron wafer production capacity for ten years in Chartered's wafer fabrication facility. This investment is reported at cost on the accompanying consolidated balance sheets. Changes in the value of this investment are not recognized unless an impairment in its value is deemed to be other than temporary.


4.   SALE OF EQUIPMENT

In September 1994, the Company entered into an agreement with Lucent Technologies, Inc. (Lucent) whereby the Company purchased approximately $16 million of wafer manufacturing equipment for installation at Lucent's Madrid, Spain, facility. The agreement provided that a portion of Lucent's wafer production capacity during the five year period which began in March 1996 would be reserved for the Company's requirements at favorable pricing. In September 1998, the Company and Lucent mutually terminated this agreement, whereby Lucent purchased the wafer manufacturing equipment from the Company for $8,224,000, its then-current book value. Of these proceeds, $6,250,000 was paid in cash, with the remaining $1,974,000 to be paid in ten equal quarterly installments beginning in December 1998. No gain or loss was recognized by the Company on this sale. While Lucent's wafer production and pricing obligations to the Company have been terminated, the Company intends to continue using Lucent as a supplier.


5.   OTHER BALANCE SHEET DATA

(In thousands):

As of February 28,                 1999       1998
---------------------------------------------------
Other current assets:
Escrow deposit                  $ 2,157    $ 2,048
Other                             6,985      3,683
---------------------------------------------------
                                $ 9,142    $ 5,731
===================================================
Other assets:
Common stock of
     Chartered Semiconductor
     Mfg. Ltd.                  $19,944    $19,944
Common stock of
     SMC Networks, Inc.           8,452      8,452
Deferred tax benefits             5,323      3,880
Other assets                      4,500      5,412
---------------------------------------------------
                                $38,219    $37,688
===================================================
Accrued expenses and
other liabilities:
Salaries and fringe benefits    $ 2,908    $ 3,697
Royalties                           138      1,162
Professional fees                   251      1,179
Income taxes payable              1,161         42
Disposition costs                 8,260         52
Other                             1,735      1,934
---------------------------------------------------
                                $14,453    $ 8,066
===================================================
Other liabilities:
Retirement benefits             $ 4,682    $ 4,401
Other                               117        372
---------------------------------------------------
                                $ 4,799    $ 4,773
===================================================

6.   OTHER INCOME (EXPENSE)

(In thousands):

For the years ended February 28,        1999        1998       1997
--------------------------------------------------------------------
Litigation settlement                 $   --    $ (2,000)    $   --
Other income (expense), net             (167)         22        174
--------------------------------------------------------------------
Total other income (expense), net     $ (167)    $(1,978)    $  174
====================================================================


7.   LINE OF CREDIT

The Company maintains a $10,000,000 line of credit with several banks, which permits the Company to borrow funds on a revolving basis, primarily to finance working capital needs. This line of credit is secured by accounts receivable with the interest rate on borrowings at either the banks' prime rate or LIBOR plus 225 basis points (depending on the maturity of the borrowing). Any unused portion of the credit line bears an annual fee of 0.375%. As of February 28, 1999 there are no borrowings outstanding under this line of credit, and there have been no borrowings under this credit facility since October 1997. This line of credit expires in July 1999.


8.   SHAREHOLDERS' EQUITY

COMMON STOCK REPURCHASE PROGRAM

In October 1998, the Company's Board of Directors approved a common stock repurchase program, allowing the Company to repurchase up to one million shares of its common stock on the open market or in private transactions. During the third quarter of fiscal 1999, the Company repurchased 521,000 shares of common stock at a cost of $2,957,000. These shares are currently held as treasury stock.

INVESTMENT BY INTEL CORPORATION

In March 1997, the Company and Intel Corporation (Intel) entered into a Common Stock and Warrant Purchase Agreement (the Agreement) whereby Intel purchased approximately 1,543,000 of newly issued shares of the Company's common stock for $9.50 per share, or approximately $14,654,000. Intel also received a three-year warrant to purchase an additional 1,543,000 shares at a price per share which increased from $10.45, to $11.40, and then to $12.35 on March 18, 1997, 1998 and 1999, respectively. As of February 28, 1999, Intel had not exercised its warrant. The Agreement provides Intel with certain rights, including a right of first refusal upon certain proposed sales of common stock by the Company, demand registration rights with respect to shares acquired under the Agreement, a right for Intel to designate a representative to serve on the Company's board of directors, and anti-dilution rights. The Agreement also imposes certain restrictions upon Intel, including a limitation on Intel's ability to acquire additional shares of the Company's common stock (referred to as a standstill arrangement), and restrictions on the transfer of shares acquired pursuant to the Agreement. The standstill arrangement would terminate in the event of certain third-party tender offers for the Company's common stock.

SHAREHOLDER RIGHTS PLAN

In January 1998, the Company's Board of Directors adopted a new Shareholder Rights Plan, replacing the Company's previous plan which expired on January 12, 1998. Under this plan, the Company's shareholders of record on January 13, 1998 received a dividend distribution of one preferred stock purchase right for each share of common stock then held. In the event of certain efforts to acquire control of the Company, these rights allow shareholders to purchase common stock of the Company at a discounted price. The rights will expire in January 2008, unless previously redeemed by the Company at $.01 per right. Like the previous plan, the new Shareholder Rights Plan continues the Company's commitment to ensuring fair value to all shareholders in the event of an unsolicited takeover offer.


9.   INCOME TAXES

The provision for (benefit from) income taxes included in the accompanying consolidated statements of operations consists of the following (in thousands):

For the years ended February 28,          1999        1998       1997
------------------------------------------------------------------------
Current
  Federal                              $   661    $(17,597)   $(8,700)
  Foreign                                  140          55        507
  State                                     68         376        877
------------------------------------------------------------------------
                                           869     (17,166)    (7,316)
Deferred                                (3,147)      7,005     (4,410)
------------------------------------------------------------------------
                                        (2,278)    (10,161)   (11,726)
------------------------------------------------------------------------
Less: tax benefits from discontinued
     operations                         (4,864)     (9,558)    (9,182)
------------------------------------------------------------------------
                                       $ 2,586     $  (603)   $(2,544)
========================================================================

The provision for (benefit from) income taxes differs from the amount computed by applying the U.S. Federal statutory tax rate as a result of the following:

For the years ended February 28,          1999        1998       1997
------------------------------------------------------------------------
Provision for (benefit from)
   income taxes computed at
    the statutory rate                    35.0%      (35.0)%    (35.0)%
State taxes                                1.3        (2.0)      (1.9)
Differences between foreign and
   U.S. income tax rates                  (0.9)        1.0        2.4
Tax exempt income                         (5.5)       (2.0)      (1.2)
Other                                       -          1.2        0.1
------------------------------------------------------------------------

                                          29.9%      (36.8)%    (35.6)%
========================================================================

The tax effects of temporary differences that result in deferred tax benefits are as follows (in thousands):

As of February 28,                                    1999       1998
-----------------------------------------------------------------------
Reserves and accruals not currently
    deductible for income tax purposes            $  5,868    $ 3,164
Intangible asset amortization                        3,714      4,343
Inventory valuation                                  1,837      1,202
Purchased in-process technology                      1,715      1,949
Property, plant and equipment depreciation             320       (367)
Other                                                   23       (185)
-----------------------------------------------------------------------
                                                  $ 13,477    $10,106
=======================================================================

Income (loss) before provision for income taxes includes foreign income of $363,000, $412,000 and $214,000 for fiscal 1999, 1998 and 1997, respectively.

The net operating losses reported by the Company in fiscal 1998 and 1997, the majority of which were generated by the discontinued operations, were carried back against taxable profits reported in prior periods and resulted in income tax refunds of $18,092,000 and $7,921,000 received in fiscal 1999 and 1998, respectively. Most of the refunds received are included within the Net cash provided by (used for) discontinued operations caption in the consolidated statements of cash flows.

Income tax benefits of $16,000, $709,000 and $42,000 related to the Company's stock option plans for fiscal 1999, 1998 and 1997, respectively, have been credited to additional paid-in capital.

The Company has $2,120,000 of New York State tax credit carryforwards at the end of fiscal 1999, of which $100,000 will expire in fiscal 2000. The remaining $2,020,000 of credit carryforwards expire at various dates in fiscal 2001 through fiscal 2008.


10.   MINORITY INTEREST IN SUBSIDIARY

Sumitomo Metal Industries, Ltd. Of Osaka, Japan (SMI) owns 20% of the issued and outstanding common stock and all of the non-cumulative, non-voting 6% preferred stock of the Company's subsidiary, Toyo Microsystems Corporation
(TMC). The Company and SMI have agreed to declare a preferred dividend if TMC should realize net income of at least five times the total amount of preferred dividends which would be payable on all preferred stock then outstanding. The annual preferred dividend would be equal to 6% of the subscription price of
2.16 billion yen, or approximately $1,089,000 at an exchange rate of 119 yen per dollar.

In the event that a third party acquires a majority of the outstanding common stock of the Company, SMI has the option to require the Company to purchase SMI's interest in TMC.

11.   COMMITMENTS AND CONTINGENCIES

COMPENSATION

Certain executives and key employees are employed under separate agreements terminating on various dates through fiscal 2002. These agreements provide, among other things, for annual base salaries and guaranteed incentives totaling $1,892,000, $881,000 and $350,000 in fiscal 2000, 2001 and 2002, respectively.

CAPITAL LEASES

The Company leases certain equipment under long-term capital leases, some of which include options to purchase the equipment for a nominal cost at the termination of the lease.

Included within property and equipment are the following assets held under capital leases (in thousands):

As of February 28,                     1999         1998
---------------------------------------------------------
Machinery and equipment            $  4,676     $  3,229
Less: accumulated depreciation         (824)         (81)
---------------------------------------------------------
                                   $  3,852     $  3,148
=========================================================

Future minimum lease payments for assets under capital leases for the next five fiscal years are as follows (in thousands):

2000                                            $  1,136
---------------------------------------------------------
2001                                               1,136
---------------------------------------------------------
2002                                               1,136
---------------------------------------------------------
2003                                                 940
---------------------------------------------------------
2004                                                 204
---------------------------------------------------------
Total minimum lease payments                       4,552
Less:  amount representing interest                  683
---------------------------------------------------------
Present value of minimum lease payments            3,869
Less: current portion                                852
---------------------------------------------------------
Long-term obligation                            $  3,017
=========================================================


OPERATING LEASES

The Company leases certain vehicles, facilities and equipment. Minimum rentals under these leases for each of the next five fiscal years are as follows (in thousands):

2000                                            $    378
---------------------------------------------------------
2001                                                 279
---------------------------------------------------------
2002                                                 243
---------------------------------------------------------
2003                                                 121
---------------------------------------------------------
2004                                                  --
---------------------------------------------------------

Total rent expense was $1,335,000, $1,354,000 and $908,000 in fiscal 1999,
1998 and 1997, respectively.


LITIGATION AND SETTLEMENTS

The Company is subject to various lawsuits and claims in the ordinary course of business. While the outcome of these matters can not be determined, management believes that the ultimate resolution of these matters will not have a material effect on the Company's operations or financial position.

As indicated in Note 2 to these Consolidated Financial Statements, during fiscal 1998, the Company sold an 80.1% interest in SMC Networks, Inc., a then-newly formed subsidiary comprised of its former local area networking division, to an affiliate of Accton Technology Corporation (Accton) for approximately $40,237,000 in cash, $2,012,000 of which was placed into an escrow account.

In December 1998, Accton notified the Company and the escrow agent of Accton's intention to seek indemnification and damages from the Company in excess of $10,000,000 by reason of alleged misrepresentations and inadequate disclosures relating to the transaction and other alleged breaches of covenants and representations in the related agreements. Based upon those allegations, the escrow account has not been released. In January 1999, the Company filed an action against Accton, SMC Networks, Inc. and other parties, seeking the release of the escrow account to the Company on the grounds that Accton's allegations are without merit, and seeking payment of approximately
$1,685,000 (which is included within other current assets on the Company's consolidated balance sheets) owed to the Company by SMC Networks, Inc. as of February 28, 1999.

The Company is confident that it negotiated and fully performed the agreements with Accton in good faith. While it is not possible at this time to assess the likelihood of any liability being established, the Company considers these claims to be without merit. The Company will vigorously defend itself against these allegations and expects that the outcome will not be material to the Company.

In June 1995, several actions were filed against the Company and certain of its officers and directors. These complaints were consolidated into a class action on behalf of the purchasers of the Company's common stock between September 19, 1994 and June 2, 1995. The consolidated complaint asserted claims under federal securities laws and alleged that the price of the Company's common stock had been artificially inflated during the class action period by false and misleading statements and the failure to disclose certain information. The Company, its officers and its directors strongly denied all of these allegations. On September 10, 1997, the Company and counsel for the class action plaintiffs agreed to settle the consolidated action in its entirety. Although the Company believes that the claims asserted in the class action were without merit, management concluded that the best interests of its shareholders were served by settling the action due to the continuing costs of the defense, the distraction of management's attention and the uncertainties inherent in any litigation. As a result of this settlement, the Company recorded a net pre-tax charge of $2,000,000 in the second quarter of fiscal 1998.


12.   BENEFIT AND INCENTIVE PLANS

INCENTIVE SAVINGS AND RETIREMENT PLAN

The Company maintains a defined contribution Incentive Savings and Retirement Plan (the Plan) which, pursuant to Section 401(k) of the Internal Revenue Code, permits employees to defer taxation on their pre-tax earnings reduction contributions to the Plan.

The Plan permits employees to contribute up to 15% of their earnings, through payroll deductions, based on earnings reduction agreements. The Company's contribution, which is equal to one-half of the employee's contribution up to 6%, is invested in the common stock of the Company and totaled $630,000, $804,000 and $983,000 in fiscal 1999, 1998 and 1997, respectively.

The Company has authorized unissued common stock reserved for issuance to the Plan. As of February 28, 1999, there were 142,000 shares remaining in reserve for this plan. Since its inception, 1,056,000 shares of the Company's common stock have been contributed to the Plan.

As of February 28, 1999, 331 of the 452 employees who had satisfied the Plan's eligibility requirements to participate were making salary deduction contributions.

EMPLOYEE STOCK OPTION PLANS

Under the Company's stock option plans, the Compensation Committee of the Board of Directors is authorized to grant stock options to purchase 2,856,000 shares of common stock. The purpose of these plans is to promote the interests of the Company and its shareholders by providing officers and key employees with additional incentives and the opportunity, through stock ownership, to increase their proprietary interest in the Company and their personal interest in its continued success. Options are granted at prices not less than the fair market value on the date of grant. As of February 28, 1999, 1,486,000 shares of common stock were available for future grants.

Stock option plan activity is summarized below (shares in thousands):

                                              Fiscal     Weighted     Fiscal     Weighted     Fiscal     Weighted
                                               1999      Average       1998      Average       1997      Average
                                              Shares     Exercise     Shares     Exercise     Shares     Exercise
                                                          Price                   Price                   Price
------------------------------------------------------------------------------------------------------------------

Options outstanding, beginning of year          881       $10.38      1,357       $ 9.82      1,383       $17.53
Granted                                         719         9.04        235        10.16      1,799        10.61
Exercised                                       (30)        9.00       (386)        9.02        (61)        7.07
Canceled or expired                            (200)       14.02       (325)        9.63     (1,764)       16.76
------------------------------------------------------------------------------------------------------------------
Options outstanding, end of year              1,370       $ 9.18        881       $10.38      1,357       $ 9.82
==================================================================================================================
Options exercisable                             417       $ 9.14        395       $10.79        387       $10.62
==================================================================================================================


The following table summarizes information relating to currently outstanding and exercisable options as of February 28, 1999 (shares in thousands):

                        Weighted
                        Average                         Weighted                        Weighted
Range of             Remaining Life      Options         Average          Options        Average
Exercise Prices        (in years)      Outstanding    Exercise Price    Exercisable   Exercise Price
-----------------------------------------------------------------------------------------------------

$6.25 - $8.75             8.71              292         $ 8.24               13         $ 8.52
$8.81 - $8.88             7.38               25           8.84                2           8.88
$9.00                     5.02              521           9.00              372           9.00
$9.13                     7.92                2           9.13                1           9.13
$9.50 - $17.19            8.85              530           9.88               29          11.18
=====================================================================================================


Effective March 1, 1996, the Company elected to disclose the pro forma effects of SFAS No. 123, Accounting for Stock-Based Compensation. As allowed under the provisions of this statement, the Company will continue to apply APB Opinion No. 25 and related interpretations to accounting for the stock options awarded under these plans. Accordingly, no compensation cost has been recognized for these stock options. Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net income (loss) and net income
(loss) per share would have been the pro forma amounts indicated below
(in thousands, except per share data):

For the years ended February 28,       1999          1998          1997
-------------------------------------------------------------------------
Net loss:
  As reported                      $(12,545)     $(18,921)     $(21,297)
  Pro forma                         (14,731)      (21,540)      (23,295)
-------------------------------------------------------------------------
Diluted net loss per share:
  As reported                      $  (0.79)     $  (1.22)     $  (1.54)
  Pro forma                           (0.93)        (1.39)        (1.68)
=========================================================================

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

For the years ended February 28,      1999      1998            1997
----------------------------------------------------------------------
Dividend yield                           -         -               -
Expected volatility                     65%       58%             57%
Risk-free interest rates              5.37%     5.70%     5.71%-6.27%
Expected lives (in years)                4         4             1-4
======================================================================

The weighted average Black-Scholes values of options granted in fiscal 1999, 1998 and 1997 were $4.84, $5.18 and $3.65, respectively. The values produced by this model are limited by the inclusion of highly subjective assumptions, which greatly affect the calculated values.

DIRECTOR STOCK OPTION PLAN

Under the Company's Director Stock Option Plan, non-qualified options to purchase common stock may be granted to directors at prices not less than the market price of the shares at the date of grant. At February 28, 1999, the expiration dates of the outstanding options range from July 7, 1999 to July 14, 2008, and the exercise prices range from $8.75 to $14.88 (average $12.65) per share.

The following is a summary of activity under the Director Stock Option Plan over the past three fiscal years (in thousands):

For the years ended February 28,                   1999     1998     1997
--------------------------------------------------------------------------
Shares under option, beginning of year              210      186      144
Options granted during the year                      33       33       50
Options canceled or terminated                      (15)      (9)      (8)
Options exercised                                    --       --       --
---------------------------------------------------------------------------
Shares under option, end of year                    228      210      186
===========================================================================
Options exercisable, end of year                    212      177       87
===========================================================================
Shares available for future grants, end of year      91      109      133
===========================================================================

DIRECTOR DEFERRED COMPENSATION PLAN

In March 1997, the Company implemented a deferred compensation plan for its non-employee directors effective following the Company's July 1997 annual meeting of shareholders. The plan permits eligible directors to defer 50% or 100% of their basic annual compensation, which is otherwise paid in cash. Under this plan, an unfunded account is established for each participating director which is credited with equivalent units of the Company's common stock on the first day of such quarter. These equivalent units track the economic performance of the underlying stock, but carry no voting rights. The deferred compensation earned under this plan is payable when the participant leaves the Company's Board of Directors, for any reason, and is paid in either common stock or an equivalent amount of cash, at the election of the participant.

The following is a summary of the activity under this plan
(units in thousands):


For the years ended February 28,                                          1999              1998
-------------------------------------------------------------------------------------------------

Common stock equivalent units, beginning of year                             7                 -
Common stock equivalent units earned during the year                        12                 7
-------------------------------------------------------------------------------------------------
Common stock equivalent units, end of year                                  19                 7
=================================================================================================
Common stock equivalent units available, end of year                        81                93
=================================================================================================
Range of common  stock  prices  used to  calculate  common
  stock equivalent units                                        $6.88 - $10.00    $8.63 - $15.63
=================================================================================================


RESTRICTED STOCK BONUS PLANS

The Company maintains two Restricted Stock Bonus Plans. Each provides for common stock awards to certain officers and key employees. The fair market value of shares awarded under the 1991 Plan to an employee in any year is limited to 20% of the employee's base salary, and are earned in equal installments on the second, third and fourth anniversaries of the award. Awards granted under the 1996 plan are earned in 25%, 25%, and 50% increments on the first, second and third anniversaries of the award, respectively. The shares granted under each plan are distributed provided the employee has remained employed by the Company's through such anniversary dates; otherwise the unearned shares are forfeited. The maximum number of shares issuable under the 1996 Plan is 350,000, of which 31,000, net of cancellations, have been awarded as of February 28, 1999. No new shares can be issued under the 1991 Plan, and as of February 28, 1999, 29,000 shares remain unearned under this plan.
The market value of these shares at the date of award, net of cancellations, is recorded as compensation expense ratably over three or four year periods from the respective award dates. This compensation expense was $354,000, $363,000 and $385,000 in fiscal 1999, 1998 and 1997, respectively.

RETIREMENT PLANS

In March 1994, the Company adopted an unfunded Supplemental Executive Retirement Plan to provide senior management with retirement, disability and death benefits. The retirement benefits are based upon the participant's average compensation during the three-year period prior to retirement. The Company is the beneficiary of life insurance policies that have been purchased as a method of partially financing these benefits. Based on the latest available actuarial information, the following table sets forth the components of the net periodic pension expense, the funded status and the assumptions used in determining the present value of benefit obligations (dollars in thousands):

For the years ended February 28,                   1999       1998       1997
------------------------------------------------------------------------------
Service cost - benefits earned during the year   $   30     $   56     $   76
Interest cost on projected benefit obligations      347        361        275
Net amortization and deferral                       245        258        245
------------------------------------------------------------------------------
Net periodic pension expense                     $  622     $  675     $  596
==============================================================================

As of February 28,                                 1999       1998       1997
------------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation                      $3,789     $3,158     $3,040
  Nonvested benefit obligation                      122        449        377
------------------------------------------------------------------------------
  Accumulated benefit obligation                  3,911      3,607      3,417
  Effect of projected future salary increases     1,360      1,227      1,612
------------------------------------------------------------------------------
Projected benefit obligation                      5,271      4,834      5,029
Unrecognized net loss                              (308)      (156)      (596)
Unrecognized net transition asset                (2,451)    (2,696)    (2,941)
Additional minimum liability                      1,398      1,624      1,925
------------------------------------------------------------------------------
Accrued pension cost                             $3,910     $3,606     $3,417
==============================================================================

Assumptions used in determining actuarial present value of benefit obligations:

  Discount rate                                    7.25%      7.25%      7.25%
  Weighted-average rate of compensation increase   7.00%      7.00%      7.00%
==============================================================================

During fiscal 1993, the Company adopted an unfunded retirement plan for the non-employee members of its Board of Directors. The plan provides for annual benefit payments equal to the annual retainer in effect at the date of retirement, for a period of years equal to the lesser of the director's years of service or ten years. The cost of this plan is accrued over the directors' estimated remaining years of service, of which $99,000, $118,000 and $174,000 was accrued during fiscal 1999, 1998 and 1997, respectively.

EXECUTIVE INCENTIVES

The Company's Board of Directors has provided that certain executives receive incentive compensation based upon certain revenues, earnings and other performance measures. Incentive compensation of $549,000, $537,000 and $560,000 was earned in fiscal 1999, 1998 and 1997, respectively.

13.   INDUSTRY SEGMENT, GEOGRAPHIC AND CUSTOMER INFORMATION

As of February 28, 1999, the Company adopted SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. SFAS No. 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers.

INDUSTRY SEGMENT

The Company operates predominantly in one industry segment in which it designs, develops and markets semiconductor integrated circuits for the personal computer, peripheral and embedded systems markets.

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

The Company's long-lived assets include net property and equipment, and other long-lived assets. The vast majority of the Company's net property and equipment is located in the United States. Included within other long-lived assets is an equity investment of $19,944,000 in Singapore-based Chartered Semiconductor Manufacturing Ltd.

EXPORT SALES

The information below summarizes sales to unaffiliated customers by geographic region (in thousands):

For the years ended February 28,              1999          1998          1997
-------------------------------------------------------------------------------
North America                             $ 26,041      $ 40,570      $ 57,028
Asia and Pacific Rim                       115,146        98,128       113,369
Europe                                      14,467         9,311        10,060
Rest of World                                  172           317           461
-------------------------------------------------------------------------------
                                          $155,826      $148,326      $180,918
===============================================================================

MAJOR CUSTOMERS

During fiscal 1999, one customer accounted for 11.8% of the Company's revenues. During fiscal 1998, no customer accounted for more then 10% of the Company's revenues. During fiscal 1997, one customer accounted for 13.9% of the Company's revenues.

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

14. QUARTERLY FINANCIAL DATA (UNAUDITED)
(In thousands, except per share data)


Quarter ended                                      May 31      Aug. 31     Nov. 30     Feb. 28
-----------------------------------------------------------------------------------------------

Fiscal 1999
Revenues                                          $35,284      $37,865     $42,745     $39,932
Operating income (loss)                             2,690        2,637       2,336      (1,224)
Net income from continuing operations               2,018        1,972       1,886         127
Net loss from discontinued operation               (1,573)      (1,367)     (1,083)     (1,232)
Loss on sale of discontinued operation               -            -           -        (13,293)
Net income (loss)                                     445          605         803     (14,398)
===============================================================================================
Basic net income (loss) per share
      Continuing operations                       $  0.13      $  0.12     $  0.12     $  0.01
      Discontinued operation                        (0.10)       (0.08)      (0.07)      (0.08)
      Loss on sale of discontinued operation          -            -           -         (0.86)
-----------------------------------------------------------------------------------------------
                                                  $  0.03      $  0.04     $  0.05     $ (0.93)
===============================================================================================
Diluted net income (loss) per share
      Continuing operations                       $  0.13      $  0.12     $  0.12     $  0.01
      Discontinued operation                        (0.10)       (0.08)      (0.07)      (0.08)
      Loss on sale of discontinued operation          -            -           -         (0.86)
-----------------------------------------------------------------------------------------------
                                                  $  0.03      $  0.04     $  0.05     $ (0.93)
===============================================================================================
Average shares outstanding
    Basic net income (loss) per share              15,946       15,978      15,745      15,511
    Diluted net income (loss) per share            16,034       16,031      15,748      15,519
    Market price
       High                                       $ 11.88      $ 11.13     $  8.00     $  9.94
       Low                                           8.63         6.25        4.63        6.00
===============================================================================================

Fiscal 1998
Revenues                                          $34,101      $39,446     $40,668     $34,111
Operating income (loss)                            (3,784)        (291)      1,911       1,603
Net income (loss) from continuing operations       (2,312)      (1,511)      1,370       1,348
Net loss from discontinued operations              (5,868)      (7,728)     (4,422)       (828)
Gain on sale of discontinued operation               -             -         1,030          -
Net income (loss)                                  (8,180)      (9,239)     (2,022)        520
===============================================================================================
Basic net income (loss) per share
      Continuing operations                       $ (0.15)     $ (0.10)    $  0.09     $  0.08
      Discontinued operations                       (0.39)       (0.50)      (0.28)      (0.05)
      Gain on sale of discontinued operation          -            -          0.06         -
-----------------------------------------------------------------------------------------------
                                                  $ (0.54)     $ (0.60)    $ (0.13)    $  0.03
===============================================================================================
Diluted net income (loss) per share
      Continuing operations                       $ (0.15)     $ (0.10)    $  0.08     $  0.08
      Discontinued operations                       (0.39)       (0.50)      (0.27)      (0.05)
      Gain on sale of discontinued operation          -            -          0.06         -
-----------------------------------------------------------------------------------------------
                                                  $ (0.54)     $ (0.60)    $ (0.13)    $  0.03
===============================================================================================
Average shares outstanding
    Basic net income (loss) per share              15,056       15,490      15,701      15,910
    Diluted net income (loss) per share            15,056       15,490      16,165      15,979
    Market price
        High                                      $ 10.75      $ 12.75     $ 18.13      $11.00
        Low                                          8.25         8.50       10.13        8.00
===============================================================================================


The Company's common stock is traded in the over-the-counter market under the NASDAQ symbol: SMSC. Trading is reported in the NASDAQ National Market. There were approximately 1,075 holders of record of the Company's common stock at
April 21, 1999.   The Company has never paid a cash dividend.  The present
policy of the Company is to retain earnings to provide funds for the operation and expansion of its business. The Company does not expect to pay cash dividends in the foreseeable future.

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

Arthur Andersen LLP, independent public accountants, has audited the consolidated financial statements in this annual report.

===============================================================================

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Standard Microsystems
Corporation:

We have audited the accompanying consolidated balance sheets of Standard Microsystems Corporation (a Delaware corporation) and subsidiaries as of February 28, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Microsystems Corporation and subsidiaries as of February 28, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended February 28, 1999, in conformity with generally accepted accounting principles.

April 21, 1999                                          ARTHUR ANDERSEN  LLP
New York, New York