Form 10-K405, Exhibit 13
period 2000-02-29
STANDARD MICROSYSTEMS CORP
filed 2000-05-30
CIK 93384

Exhibit 13


PAGE 11:

FINANCIAL REVIEW

Selected Financial Data                              12
Management's Discussion and Analysis                 13
Consolidated Statements of Operations                20
Consolidated Balance Sheets                          21
Consolidated Statements of Shareholders' Equity      22
Consolidated Statements of Cash Flows                23
Notes to Consolidated Financial Statements           24
Report on Management's Responsibilities              39
Report of Independent Public Accountants             39

Standard Microsystems Corporation and Subsidiaries              Page 12
SELECTED FINANCIAL DATA
(In thousands, except percentages and per share data)



As of February 29 or 28, and for the years then ended                  2000        1999          1998         1997         1996
---------------------------------------------------------------------------------------------------------------------------------
Operating Results
(Fiscal 1999 and 1998 presented pro forma for the change in
revenue recognition)
  Revenues .....................................................     $153,247     $151,768     $144,252         *            *
  Gross profit .................................................       59,363       54,623       39,460         *            *
    As a percentage of revenues ................................          39%          36%          27%
  Research and development .....................................       24,365       17,437       14,298         *            *
    As a percentage of revenues ................................          16%          11%          10%
  Selling, general and administrative ..........................       32,993       30,469       30,645         *            *
    As a percentage of revenues ................................          22%          20%          21%
  Operating income (loss) ......................................        2,005        5,163       (5,483)        *            *
    As a percentage of revenues ................................           1%           3%          (4%)
  Income (loss) from continuing operations .....................        3,442        5,186       (4,255)        *            *
    As a percentage of revenues ................................           2%           3%          (3%)
  Net income (loss) ............................................        7,593      (13,362)     (22,071)        *            *
    As a percentage of revenues ................................           5%          (9%)        (15%)

Diluted net income (loss) per share
    Income (loss) from continuing operations ...................     $   0.22     $   0.32     $  (0.27)        *            *
    Net income (loss) ..........................................         0.48        (0.85)       (1.42)        *            *
---------------------------------------------------------------------------------------------------------------------------------

Operating Results
(Fiscal 1996 through fiscal 1999 presented as
previously reported)
  Revenues .....................................................     $153,247     $155,826     $148,326     $180,918     $138,882
  Gross profit .................................................       59,363       55,980       44,463       43,755       56,285
  Research and development .....................................       24,365       17,437       14,298       12,808        8,473
  Selling, general and administrative ..........................       32,993       30,550       30,726       38,161       35,726
  Operating income (loss) ......................................        2,005        6,439         (561)      (7,214)       6,632
  Income (loss) from continuing operations .....................     $  3,442     $  6,003     $ (1,105)    $ (4,613)    $  3,596
  Net income (loss) from discontinued operations ...............         -          (5,255)     (18,846)     (16,684)       8,005
  Gain (loss) on sales of discontinued operations,
   net of taxes ................................................        4,151      (13,293)       1,030         -            -
  Cumulative effect of change in accounting principle,
   net of taxes ................................................       (2,924)        -            -            -            -
---------------------------------------------------------------------------------------------------------------------------------
  Net income (loss) ............................................     $  4,669     $(12,545)    $(18,921)    $(21,297)    $ 11,601
  Diluted net income (loss) per share
    Income (loss) from continuing operations ...................     $   0.22     $   0.38     $  (0.07)    $  (0.33)    $   0.27
    Net income (loss) ..........................................         0.29        (0.79)       (1.22)       (1.54)        0.86
---------------------------------------------------------------------------------------------------------------------------------
Diluted weighted average common shares outstanding .............       15,915       15,824       15,519       13,838       13,515
---------------------------------------------------------------------------------------------------------------------------------
Balance Sheet and Other Data
  Cash and short-term investments ..............................     $ 75,405     $ 70,071     $ 55,758     $  8,382     $ 18,459
  Working capital ..............................................      109,016       96,342       83,784       45,164       36,718
  Capital expenditures .........................................       10,503       10,847        3,854        8,654       26,947
  Depreciation and amortization ................................        9,988       10,544       11,328       10,462        4,559
  Earnings before interest, taxes, depreciation
   and amortization ............................................       12,280       16,745        8,718        3,401       10,681
  Total assets .................................................      260,508      200,657      210,049      217,240      244,228
  Long-term obligations ........................................       22,151        7,816        7,297       11,584        4,593
  Shareholders' equity .........................................      201,792      158,434      172,377      171,797      193,502
  Book value per common share ..................................        12.80        10.21        10.82        12.38        14.11


* Data was not available in sufficient detail to provide pro forma information for these fiscal years.


Page 13 through 19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and footnotes thereto contained in this report.

OVERVIEW

Standard Microsystems Corporation (the Company or SMSC) is a worldwide designer and supplier of metal-oxide-semiconductor/very-large-scale-integrated (MOS/VLSI) circuits for the personal computer (PC) and related industries. Currently, the Company is prominent as the world's leading supplier of input/output (I/O) integrated circuits. I/O circuits perform many of the basic input/output functions required in a personal computer or an embedded application, including keyboard control and BIOS, floppy disk control and serial and parallel port control. The Company also supplies integrated circuits for embedded control systems, local area networking applications and connectivity applications. The Company's products are manufactured by world-class semiconductor foundries and assemblers.

In recent years, the majority of the Company's revenues have been derived from supplying I/O circuits to the PC marketplace. Strategically, the Company is introducing a line of System Controller Hubs based upon its I/O technology and is pursuing broader product offerings, particularly for USB connectivity. It is also now in the process of developing a line of chipsets.

Chipsets are advanced integrated circuits used within a personal computer or similar application to control the flow of information between the microprocessor, memory modules, graphics controllers and other peripheral devices. A chipset is typically comprised of two primary devices - a memory controller (sometimes referred to as the north bridge) and an I/O controller (sometimes referred to as the south bridge).

The Company believes that its existing I/O technology portfolio, its strong relationships with major PC suppliers, and its significant intellectual property rights provide a solid foundation for its chipset development initiatives. As part of this strategy, in September 1999, the Company signed a technology exchange agreement with Intel Corporation (Intel), the world's leading supplier of chipsets, intended to accelerate the Company's development of value-added chipset solutions that support Intel microprocessors in personal computer and embedded applications. As part of this agreement, the Company gains access to Intel's complete line of current and future memory controllers and Firmware Hub devices. The Company's chipset products will include complete solutions comprised of Intel's leading performance memory controllers and SMSC's own value-added I/O controllers, and in some applications, Super I/O devices and Intel Firmware Hub devices.

Standard Microsystems Corporation sells its products to a worldwide customer base, which includes most of the world's leading personal computer and personal computer motherboard manufacturers. The Company's I/O circuits reside on the motherboards of personal computer products made by Compaq, Dell, Fujitsu, Gateway, Hewlett-Packard, IBM, Intel, NEC, Sony, Toshiba and most other leading manufacturers. The Company also sells its products through electronics distributors, who provide value-added access to a broad base of smaller personal computer suppliers, as well as to many customers who use the Company's products in diverse embedded systems, networking and connectivity applications.

The Company is based in Hauppauge, New York, operates design centers in New York, Austin, TX, Westborough, MA and San Jose, CA, and has sales offices in the United States, Europe and Taiwan. The Company conducts its business in the Japanese market through its majority owned subsidiary, Toyo Microsystems Corporation.

RESULTS OF OPERATIONS

CHANGE IN REVENUE RECOGNITION POLICY

In fiscal 2000, the Company changed its accounting policy for the recognition of revenue on product shipments to distributors. Recognition of revenue and related gross profit on shipments to distributors is now deferred until the product is resold by the distributors. This change was made with an effective date of March 1, 1999 (the beginning of fiscal 2000).

Management believes this accounting policy to be the most conservative and preferable to SMSC's former policy because it better aligns reported results with, focuses the Company on, and allows investors to better understand, end-user demand for the products SMSC sells through distribution. This revenue recognition policy is commonly used within the semiconductor industry.

The cumulative effect of this change in accounting principle on all prior years resulted in a fiscal 2000 charge of $2,924,000, net of $1,716,000 of income tax benefits, or $0.19 per diluted share.

All prior period revenue and income or loss figures quoted in comparative commentary in this discussion are stated as if the change in distributor revenue recognition had been in effect in all periods discussed.

REVENUES

The Company's revenues increased to $153.2 million in fiscal 2000 from $151.8 million in fiscal 1999. Overall unit shipments increased to approximately 50 million units in fiscal 2000, a 25% increase from 40 million units shipped in fiscal 1999. Declines in average selling prices offset most of the impact of the unit volume growth. Overall, revenues from shipments of I/O products contributed about 80% of the Company's revenues in both fiscal 2000 and fiscal 1999. Combined revenues from local area networking, connectivity and embedded control devices increased slightly in fiscal 2000, compared to fiscal 1999, benefiting from higher unit volumes partially offset by lower average selling prices.

Fiscal 1999 revenues totaled $151.8 million, compared to $144.3 million in fiscal 1998. The Company's unit volumes increased substantially in fiscal 1999, to about 40 million units, compared to just under 30 million units in fiscal 1998, partially offset by a significant drop in average selling prices, generally driven by excess worldwide semiconductor manufacturing capacity. The Company also introduced a line of USB connectivity products during fiscal 1999, offering devices supporting new communications standards for personal computer, peripheral and embedded applications, which provided some modest incremental revenue contribution in fiscal 1999.

International shipments accounted for 78% of the Company's revenues in fiscal 2000, compared to 83% in fiscal 1999 and 73% in fiscal 1998. While the demand for the Company's products is primarily driven by the worldwide demand for personal computers, peripheral devices, and embedded applications, Asia and the Pacific Rim was by far the most significant international market for the Company's products during each of these periods, primarily reflecting the high concentration of the world's personal computer and personal computer motherboard manufacturing activity in this region. The Company expects that international shipments, particularly to the Asia and Pacific Rim region, will continue to represent a significant portion of its revenues.

GROSS PROFIT

The Company's products generally experience declines in average selling prices and gross margins over their life cycles. In order to offset declines in average selling prices, the Company must continue to reduce the costs of products through product and manufacturing design changes, volume discounts, yield improvements, manufacturing efficiencies and lower costs negotiated with subcontract manufacturers. The Company's gross profit margin is also dependent on its ability to introduce new, competitive products, which generally command higher margins early in their life cycles.

The Company's gross profit percentage for fiscal 2000 increased to 38.7%, compared to 36.0% in fiscal 1999. This gross profit improvement can be attributed to comprehensive manufacturing cost reduction programs, higher yields, increased unit volumes shipped and the continuing migration to new, higher margin products. The Company made significant progress during fiscal 2000 in improving its manufacturing efficiencies, particularly in its semiconductor test operation. The unit volume increase in fiscal 2000 also enabled better utilization of manufacturing support overhead.

The Company's gross profit margin increased from 27.4% in fiscal 1998 to 36.0% in fiscal 1999. This improvement was driven primarily by reduced product material costs and a shift to higher margin products, partially offset by lower average selling prices. During fiscal 1999, the Company was able to reduce product material costs through lower foundry wafer prices, lower contract assembly costs, the adoption of finer geometry fabrication processes and the redesign of products to reduce die sizes.

RESEARCH AND DEVELOPMENT EXPENSES

The Company's research and development (R&D) consists of circuit design and validation, product engineering, software development and related support activities. The Company's ongoing commitment to research and development is essential to maintaining product leadership in existing product lines and to providing innovative product offerings. The Company therefore expects to continue to make significant investments in research and development.

Research and development expenses increased to $24.4 million in fiscal 2000, a 40% increase over $17.4 million in fiscal 1999. In fiscal 1999, R&D had increased by 22% from $14.3 million in fiscal 1998. The increases in both periods reflect increased engineering staff as well as increases in other development costs. The majority of the fiscal 2000 increase resulted from the Company's accelerated investment in chipset development programs. During the past several years, the Company has expanded its R&D resources by establishing a design center in Westborough, MA, and expanding its Hauppauge, NY, San Jose, CA and Austin, TX design centers.

The Company's fiscal 2001 engineering efforts will focus on chipset design and validation activities, as well continuing enhancements and cost reductions in its existing product lines.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses were $33.0 million in fiscal 2000, compared to $30.5 million in fiscal 1999. This increase is primarily the result of the elimination of administrative support subsidies no longer being received from SMC Networks, Inc. (SMC), the Company's former local area networking business. These subsidies ended in the middle of fiscal 1999 concurrently with the bilateral termination of the Company's administrative support services for SMC. In addition, transitions in executive management resulted in an increase in compensation costs in fiscal 2000.

Selling, general and administrative expenses of $30.5 million in fiscal 1999 decreased slightly from $30.6 million in fiscal 1998. This decline resulted primarily from lower administrative overhead accomplished primarily through staff attrition and reductions in professional services and other general administrative expenses, driven by the Company's October 1997 decision to exit the local area networking business. These declines were partially offset by higher direct selling and marketing expenses associated with higher fiscal 1999 revenues.

OTHER INCOME AND EXPENSE

The increases in interest income in fiscal 2000 compared to fiscal 1999, and in fiscal 1999 compared to fiscal 1998, are predominately due to interest income received on higher average balances of cash and cash equivalents available for investment, and, in fiscal 2000, an investment portfolio mix change to taxable securities from tax-exempt securities.

During the second quarter of fiscal 1998, a net charge of $2.0 million was recorded for the settlement of a class action litigation initiated against the Company and certain of its officers and directors in 1995.

INCOME TAXES

The Company's effective income tax rate for fiscal 2000 was 37%. By comparison, the effective income tax rate was approximately 30% in fiscal 1999, and tax benefits were recorded at a rate of 37% in fiscal 1998. The Company's increased effective income tax rate in fiscal 2000 primarily reflects the impact of certain losses incurred in foreign tax jurisdictions for which no corresponding tax benefit is currently recorded. Generally, the Company's income tax rate includes the federal and state statutory tax rates, the impact of certain permanent differences between the book and tax accounting treatment of certain expenses, the impact of tax-exempt income and various tax credits.

DISCONTINUED OPERATIONS

Throughout the past several years, the Company has refocused its resources on its core semiconductor integrated circuits business, where the Company believes it has its most valuable assets and its best growth opportunities. In this regard, the Company divested itself of its local area networking hardware business in 1997 and its Foundry Business Unit in 1999.

In March 1999, the Company's Board of Directors approved a plan for the Company to divest its Foundry Business Unit (FBU). The FBU had experienced significant losses during its last several years of operations. The divestiture was completed on June 1, 1999, with the sale of the assets of the Foundry Business Unit to privately held Inertia Optical Technology Applications, Inc. (IOTA) of Newark, NJ. The assets of the Foundry Business Unit were then combined with the operations of IOTA, and the combined businesses began operating as Standard MEMS, Inc. (SMI).

The transaction was effected through IOTA's purchase of the FBU's assets in exchange for common stock of IOTA representing 38% of IOTA's outstanding capital stock. As a result of this transaction, the Company recorded a charge of $13.3 million, net of $1.9 million of tax benefits, in the fourth quarter of fiscal 1999, covering write-downs of certain FBU assets, operating losses expected to occur before completion of the transaction, and other costs associated with the transaction. In the fourth quarter of fiscal 2000, the Company reduced this charge by $0.7 million, net of $0.4 million of income taxes, reflecting lower expected final disposition costs, and also recognized $3.4 million of previously reserved tax benefits on the transaction, now deemed to be realizable.

The Company committed to reducing its 38% interest in SMI to 19% or less within one year of the transaction, and satisfied that commitment with the sale of a portion of its investment in SMI for $6.8 million in cash in March 2000.

Following several years of reduced revenues and significant operating losses, during the third quarter of fiscal 1998, the Company reorganized its System Products Division, which designed, produced and marketed products used in the local area networking of personal computers, into a new corporation called SMC Networks, Inc. Concurrently with this reorganization, the Company sold an 80.1% interest in the new corporation to Taiwan-based Accton Technology Corporation (Accton), for $40.2 million in cash, resulting in a pre-tax gain of $1.6 million. The Company retained a 19.9% ownership interest in SMC Networks, Inc., and carries this investment at cost on its consolidated balance sheets. The Company is currently involved in a dispute with Accton, an Accton affiliate, and SMC Networks, Inc. regarding this transaction, as described in
Note 12 to the consolidated financial statements.

The Company's historical financial information reports the operating results, net assets and cash flows of the Foundry Business Unit and the System Products Division as discontinued operations for all periods presented in which the Company operated those businesses. The discussions and analyses contained herein are of continuing operations, as restated, unless otherwise noted.

LIQUIDITY AND CAPITAL RESOURCES

The Company's financial condition continues to be strong, with a current ratio in excess of 5 to 1 and no bank debt. In recent years, the Company has financed its operating and capital requirements principally through cash flows from operations.

The Company's cash, cash equivalents and short-term investments increased from $70.1 million at the end of fiscal 1999 to $75.4 million at the end of fiscal 2000. Working capital increased from $96.3 million to $109.0 during this same period. Operating activities generated $17.7 million of cash in fiscal 2000, compared to $14.6 million in fiscal 1999.

Accounts receivable declined by $6.0 million during the year, reflecting more balanced shipments within the quarter and lower fourth quarter shipments in fiscal 2000 than in fiscal 1999. The Company's accounts receivable contains minimal delinquencies, and there were no material bad debt losses in either fiscal 2000 or fiscal 1999.

Inventory increased to $20.1 million as of February 29, 2000 compared to $13.8 million at February 28, 1999. The increase in inventory in fiscal 2000 resulted from a reduction of inventory in the distribution channel as well as the decision to build stock on certain high-volume products in anticipation of tightening wafer fabrication capacity. Indeed, several of the Company's suppliers have recently reported minimal, if any, available capacity for additional demand. In addition, certain technology delays in the personal computer marketplace have resulted in delayed shipments of some of the Company's new products.

The Company holds an equity interest of less than 2% in Singapore-based Chartered Semiconductor Manufacturing Ltd. (Chartered), acquired for $19.9 million during fiscal 1996. Under the terms of an agreement related to this investment, the Company is allocated sub-micron wafer production capacity for ten years in Chartered's wafer fabrication facility.

In October 1999, shares of Chartered began trading publicly on the Singapore stock exchange, and also began trading on the NASDAQ stock exchange as American Depository Shares, or ADSs. Accordingly, this investment is reported at its estimated market value of $73.1 million on the accompanying February 29, 2000 consolidated balance sheet and is subject to normal open market fluctuations. This investment was reported at cost in prior reporting periods.

In October 1998, the Company's Board of Directors authorized the Company to repurchase up to one million shares of its common stock on the open market or in private transactions. As of February 29, 2000, the Company had repurchased 671,000 shares of common stock at a cost of $4.4 million, including 150,000 shares of common stock repurchased in fiscal 2000 at a cost of $1.4 million. As more fully described below, the Company repurchased another 200,000 shares in a transaction with Intel Corporation in March 2000.

In March 1997, the Company and Intel Corporation entered into a Common Stock and Warrant Purchase Agreement (the Agreement) whereby Intel purchased approximately 1,543,000 of newly issued shares of the Company's common stock for $9.50 per share, or approximately $14.7 million. Intel also received a three-year warrant to purchase an additional 1,543,000 shares at varying prices, expiring on March 18, 2000. In March 2000, in accordance with the terms of the warrant, Intel executed a "net exercise", whereby Intel received approximately 200,000 shares of the Company's common stock, which was equal in fair value to the excess of the warrant's market value over its exercise value, as defined in the Agreement. The Company immediately repurchased these 200,000 shares from Intel for $1.9 million under its common stock repurchase program.

The majority of the $10.5 million and $10.8 million of capital expenditures incurred in fiscal 2000 and fiscal 1999, respectively, were for expanding the Company's semiconductor test operation and acquiring intellectual property used in the design of the Company's products. There were no material commitments for capital expenditures as of February 29, 2000.

The Company has considered in the past, and will continue to consider, various possible transactions to secure necessary foundry manufacturing capacity, including equity investments in, prepayments to, or deposits with foundries, in exchange for guaranteed capacity or other arrangements which address the Company's manufacturing requirements.

The Company expects that its cash, cash equivalents, short-term investments, cash flows from operations, and its borrowing capacity, will be sufficient to finance the Company's operating and capital requirements through the end of fiscal 2001.

FINANCIAL MARKET RISKS

As of February 29, 2000, the Company's $2.0 million of short term investments consisted primarily of investments in U.S. treasury, corporate and municipal obligations with maturities of between three and twelve months. If market interest rates were to increase immediately and uniformly by 10 percent from levels at February 29, 2000, the fair value of these short-term investments would decline by an immaterial amount. The Company generally expects to hold its fixed income investments until maturity and therefore would not expect operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on short-term investments.

The Company has international sales and expenditures and is, therefore, subject to certain foreign currency rate exposure. The Company conducts a significant amount of its business in Asia. In order to reduce the risk from fluctuation in foreign exchange rates, most of the Company's product sales and all of its arrangements with its foundry, test and assembly vendors are denominated in U.S. dollars. Transactions in the Japanese market made by the Company's majority owned subsidiary, Toyo Microsystems Corporation (TMC), are denominated in Japanese yen. The Company has never received a cash dividend (repatriation of cash)from TMC nor does it expect to receive such a dividend in the near future. The Company has not entered into any significant currency hedging activities.

YEAR 2000 DISCUSSION

During 1999, the Company implemented and completed a comprehensive Year 2000 project designed to identify and assess the risks associated with its information systems, products, operations and suppliers that are not Year 2000 compliant, and to develop, test and implement remediation and contingency plans to mitigate these risks. The project included comprehensive reviews of potential risks in the areas of business application software, technical infrastructure, end-user computing, engineering and development tools, supplier and service provider compliance, manufacturing tools, facilities infrastructure and the Company's products. The costs incurred for this project, including testing, implementation and remediation, were not significant.

The Company is currently not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products or services of third parties. The Company will continue to monitor its computer applications and those of its suppliers and vendors, as necessary, to ensure that any latent Year 2000 issues that may arise are addressed promptly.

OTHER FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS

As a supplier of semiconductors, the Company competes in a challenging business environment which is characterized by intense competition, rapid technological change and cyclical business patterns. Except for the historical information contained herein, the matters discussed in this report are forward-looking statements. The Company faces a variety of risks and uncertainties in conducting its business, some of which are out of its control, and any of which, were they to occur, could impair the Company's operating performance. For a more detailed discussion of risk factors, please refer to the Company's report on Form 10-K filed with the Securities and Exchange Commission.

Standard Microsystems Corporation and Subsidiaries              Page 20
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)


For the years ended February 29 or 28,                                 2000          1999          1998

Revenues .........................................................   $ 153,247    $ 155,826    $ 148,326
Cost of goods sold ...............................................      93,884       99,846      103,863
                                                                     ---------    ---------    ---------
Gross profit .....................................................      59,363       55,980       44,463
                                                                     ---------    ---------    ---------

Operating expenses:
  Research and development .......................................      24,365       17,437       14,298
  Selling, general and administrative ............................      32,993       30,550       30,726
  Write-down of investment .......................................        -           1,554         -
                                                                     ---------    ---------    ---------
                                                                        57,358       49,541       45,024
                                                                     ---------    ---------    ---------
Income (loss) from operations ....................................       2,005        6,439         (561)
                                                                     ---------    ---------    ---------

Other income (expense):
  Interest income ................................................       3,442        2,667        1,151
  Interest expense ...............................................        (285)        (279)        (249)
  Other income (expense), net ....................................         258         (167)      (1,978)
                                                                     ---------    ---------    ---------
                                                                         3,415        2,221       (1,076)
                                                                     ---------    ---------    ---------

Income (loss) before income taxes and minority interest ..........       5,420        8,660       (1,637)

Provision for (benefit from) income taxes ........................       2,007        2,586         (603)

Minority interest in net income (loss) of subsidiary .............         (29)          71           71
                                                                     ---------    ---------    ---------

Income (loss) from continuing operations .........................       3,442        6,003       (1,105)
                                                                     ---------    ---------    ---------

Discontinued operations:
  Loss from discontinued operations (net of income
     tax benefits of $2,956 and $10,113) .........................        -          (5,255)     (18,846)
  Gain (loss) on sales of discontinued operations
     (net of income taxes of ($2,980),($1,908) and $555) .........       4,151      (13,293)       1,030
                                                                     ---------    ---------    ---------

Income (loss) before cumulative effect of change in
  accounting principle ...........................................       7,593      (12,545)     (18,921)
                                                                     ---------    ---------    ---------

Cumulative effect of change in accounting principle,
  (net of income tax benefits of $1,716) .........................      (2,924)        -            -
                                                                     ---------    ---------    ---------

Net income (loss) ................................................   $   4,669    $ (12,545)   $ (18,921)
                                                                     =========    =========    =========

Basic net income (loss) per share:

  Income (loss) from continuing operations .......................   $    0.22    $    0.38    $   (0.07)
  Loss from discontinued operations ..............................         -          (0.33)       (1.21)
  Gain (loss) on sales of discontinued operations ................        0.27        (0.84)        0.06
  Cumulative effect of change in accounting principle ............       (0.19)         -            -
                                                                     ---------    ---------    ---------
Basic net income (loss) per share ................................   $    0.30    $   (0.79)   $   (1.22)
                                                                     =========    =========    =========

Diluted net income (loss) per share:

  Income (loss) from continuing operations ......................    $    0.22    $    0.38    $   (0.07)
  Loss from discontinued operations .............................          -          (0.33)       (1.21)
  Gain (loss) on sales of discontinued operations ...............         0.26        (0.84)        0.06
  Cumulative effect of change in accounting principle ...........        (0.19)         -            -
                                                                     ---------    ---------    ---------
Diluted net income (loss) per share .............................    $    0.29    $   (0.79)   $   (1.22)
                                                                     =========    =========    =========


The accompanying notes are an integral part of these consolidated financial statements.

Standard Microsystems Corporation and Subsidiaries              Page 21
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)


As of February 29 or 28,                                   2000         1999
------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents ..........................   $  73,405   $  68,071
  Short-term investments .............................       2,000       2,000
  Accounts receivable, net of allowance for doubtful
    accounts of $480 and $1,111, respectively ........      16,559      22,608
  Inventories ........................................      20,051      13,785
  Deferred income taxes ..............................      12,779       8,154
  Other current assets ...............................       9,277       4,592
                                                         ---------   ---------
  Total current assets ...............................     134,071     119,210
                                                         ---------   ---------

Property, plant and equipment, net ...................      34,137      34,652
Investment in Chartered Semiconductor ................      73,104      19,944
Deferred income taxes ................................        -          5,323
Other assets .........................................      19,196      21,528
                                                         ---------   ---------

                                                         $ 260,508   $ 200,657
                                                         =========   =========

Liabilities and shareholders' equity

Current liabilities:
  Accounts payable ...................................   $   9,575   $   8,873
  Deferred income on shipments to distributors .......       5,958        -
  Accrued expenses and other liabilities .............       9,522      13,995
                                                         ---------   ---------
  Total current liabilities ..........................      25,055      22,868
                                                         ---------   ---------

Deferred income taxes ................................      15,387        -
Other liabilities ....................................       6,764       7,816

Commitments and contingencies

Minority interest in subsidiary ......................      11,510      11,539

Shareholders' equity:
  Preferred stock, $.10 par value
    authorized 1,000,000 shares, none issued .........        -           -
  Common stock, $.10 par value
    authorized 30,000,000 shares,
    issued 16,431,000 and 16,045,000
    shares, respectively .............................       1,643       1,605
  Additional paid-in capital .........................     112,297     108,665
  Retained earnings ..................................      52,123      47,454
  Treasury stock, 671,000 and 521,000 shares,
     respectively, at cost ...........................      (4,379)     (2,957)
  Accumulated other comprehensive income .............      40,108       3,667
                                                         ---------   ---------
  Total shareholders' equity .........................     201,792     158,434
                                                         ---------   ---------

                                                         $ 260,508   $ 200,657
                                                         =========   =========


The accompanying notes are an integral part of these consolidated financial statements.

Standard Microsystems Corporation and Subsidiaries              Page 22
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)


                                                                                                          Accumulated
                                                                 Additional                                  Other
                                                 Common Stock     Paid-In    Retained   Treasury Stock   Comprehensive
                                                Shares  Amount    Capital    Earnings   Shares   Amount     Income        Total
---------------------------------------------------------------------------------------------------------------------------------

Balance at February 28, 1997 .................  13,876   $1,388   $ 87,095   $78,920    -    $    -         $ 4,394      $171,797

  Comprehensive loss:
  Net loss ...................................    -        -          -      (18,921)   -         -            -          (18,921)
  Other comprehensive loss
    Unrealized loss on investments ...........    -        -          -         -       -         -            (333)         (333)
    Foreign currency translation adjustment ..    -        -          -         -       -         -            (582)         (582)
                                                                                                                         --------
  Total other comprehensive loss .............                                                                               (915)
                                                                                                                         --------
  Total comprehensive loss ...................                                                                            (19,836)

  Shares issued under incentive savings
    and retirement plan ......................     114       11      1,163      -       -         -            -            1,174
  Stock options exercised ....................     386       39      3,444      -       -         -            -            3,483
  Tax effect of employee stock plans .........    -        -           709      -       -         -            -              709
  Stock grants to employees, net .............       7        1        426      -       -         -            -              427
  Investment by Intel Corporation, net .......   1,543      154     14,469      -       -         -            -           14,623
---------------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 1998 .................  15,926    1,593    107,306    59,999    -         -           3,479       172,377

  Comprehensive loss:
  Net loss ...................................    -        -          -      (12,545)   -         -            -          (12,545)
  Other comprehensive income (loss)
    Unrealized loss on investments ...........    -        -          -         -       -         -            (334)         (334)
    Foreign currency translation adjustment ..    -        -          -         -       -         -             522           522
                                                                                                                         --------
  Total other comprehensive income ...........                                                                                188
                                                                                                                         --------
  Total comprehensive loss ...................                                                                            (12,357)

  Shares issued under incentive savings
    and retirement plan ......................      95       10        778      -       -         -            -              788
  Stock options exercised ....................      23        2        184      -       -         -            -              186
  Tax effect of employee stock plans .........    -        -            16      -       -         -            -               16
  Stock grants to employees, net .............       1     -           381      -       -         -            -              381
  Purchases of treasury stock ................    -        -          -         -       (521)   (2,957)        -           (2,957)
---------------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 1999 .................  16,045    1,605    108,665    47,454    (521)   (2,957)       3,667       158,434

  Comprehensive income:
  Net income .................................    -        -          -        4,669    -         -            -            4,669
  Other comprehensive income
    Unrealized gain on investments ...........    -        -          -         -       -         -          35,737        35,737
    Foreign currency translation adjustment ..    -        -          -         -       -         -             704           704
                                                                                                                         --------
  Total other comprehensive income ...........                                                                             36,441
                                                                                                                         --------
  Total comprehensive income .................                                                                             41,110

  Shares issued under incentive savings
    and retirement plan ......................      90        9        784      -       -         -            -              793
  Stock options exercised ....................     223       22      1,938      -       -         -            -            1,960
  Tax effect of employee stock plans .........    -        -           232      -       -         -            -              232
  Stock grants to employees, net .............      73        7        678      -       -         -            -              685
  Purchases of treasury stock ................    -        -          -         -       (150)   (1,422)        -           (1,422)

---------------------------------------------------------------------------------------------------------------------------------
Balance at February 29, 2000 .................  16,431   $1,643   $112,297   $52,123    (671)  $(4,379)     $40,108      $201,792
=================================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

Standard Microsystems Corporation and Subsidiaries              Page 23
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)


For the years ended February 29 or 28,                                    2000          1999         1998
-----------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
  Cash received from customers ......................................   $ 163,468    $ 151,998    $ 143,884
  Cash paid to suppliers and employees ..............................    (148,099)    (139,735)    (128,039)
  Interest received .................................................       3,417        2,737        1,216
  Interest paid .....................................................        (285)        (279)        (261)
  Income taxes received (paid) ......................................        (796)         (92)       1,360
  Cash paid for litigation settlement ...............................        -            -          (2,000)
                                                                        ---------    ---------    ---------
Net cash provided by operating activities ...........................      17,705       14,629       16,160
                                                                        ---------    ---------    ---------
Cash flows from investing activities:
  Capital expenditures ..............................................     (10,503)     (10,847)      (3,854)
  Sales of machinery and equipment ..................................         863        6,464           53
  Purchases of short-term investments ...............................      (8,000)      (5,002)      (8,603)
  Sales of short-term investments ...................................       8,000       11,605         -
  Escrow investment .................................................        (117)        (110)      (2,047)
  Release of escrow investment ......................................        -            -           7,110
  Other .............................................................         200         (454)        (250)
                                                                        ---------    ---------    ---------
Net cash provided by (used for) investing activities ................      (9,557)       1,656       (7,591)
                                                                        ---------    ---------    ---------
Cash flows from financing activities:
  Proceeds from issuance of common stock ............................       2,457          363       18,405
  Purchases of treasury stock .......................................      (1,422)      (2,957)        -
  Borrowings under line of credit agreements ........................        -            -          33,960
  Repayments of borrowings under line of credit agreements ..........        -            -         (40,960)
  Repayments of obligations under capital leases ....................        (853)        (654)        (152)
                                                                        ---------    ---------    ---------
Net cash provided by (used for) financing activities ................         182       (3,248)      11,253
                                                                        ---------    ---------    ---------
Effect of foreign exchange rate changes on cash and cash
    equivalents .....................................................         226          170         (544)
                                                                        ---------    ---------    ---------
Net cash provided by (used for) discontinued operations .............      (3,222)       7,709      (17,282)
                                                                        ---------    ---------    ---------
Net cash provided by sale of discontinued operation .................        -            -          36,777
                                                                        ---------    ---------    ---------
Net increase in cash and cash equivalents ...........................       5,334       20,916       38,773

Cash and cash equivalents at beginning of year ......................      68,071       47,155        8,382
                                                                        ---------    ---------    ---------
Cash and cash equivalents at end of year ............................   $  73,405    $  68,071    $  47,155
                                                                        =========    =========    =========

Reconciliation of income (loss) from continuing operations to net cash provided by operating activities:

Income (loss) from continuing operations ............................   $   3,442    $   6,003    $  (1,105)

Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:

  Depreciation and amortization .....................................       9,988       10,544       11,328
  Other adjustments, net ............................................         (87)       2,340        1,328

  Changes in operating assets and liabilities:
    Accounts receivable .............................................       9,933       (4,183)      (4,359)
    Inventories .....................................................      (7,354)       3,171       12,716
    Accounts payable and accrued expenses and other liabilities .....         363       (4,868)      (3,740)
    Other changes, net ..............................................       1,420        1,622           (8)
                                                                        ---------    ---------    ---------
Net cash provided by operating activities ...........................   $  17,705    $  14,629    $  16,160
                                                                        =========    =========    =========

Noncash investing and financing activities:
During fiscal 1999 and fiscal 1998, the Company financed certain capital expenditures totaling $1,447,000 and $3,229,000, respectively, through capital lease obligations. During fiscal 1999, the Company sold certain equipment for $8,224,000, of which installment payments of $790,000 and $197,000 are receivable in fiscal 2001 and 2002, respectively.


The accompanying notes are an integral part of these consolidated financial statements.

                                                        Page 24 - 38
                Standard Microsystems Corporation
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   DESCRIPTION OF BUSINESS

Standard Microsystems Corporation (the Company or SMSC), a Delaware corporation founded in 1971 and based in Hauppauge, New York, is a worldwide supplier of leading-edge MOS/VLSI integrated circuits for the personal computer and related industries. The Company's products provide solutions in Personal Computer Input/Output (PC I/O), Systems Logic, USB Connectivity, Local Area Networking and Embedded Control Systems.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The Company's fiscal year ends on the last day in February. The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany accounts and transactions.

RECLASSIFICATIONS

Certain items in the prior years' consolidated financial statements have been reclassified to conform to the fiscal 2000 presentation.

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

SHORT-TERM INVESTMENTS

Marketable debt and equity securities are reported at fair value. Unrealized gains and losses on short-term investments are either included within net income for those securities classified as trading securities, or included as a separate component of shareholders' equity for those securities classified as available-for-sale. As of February 29, 2000, short-term investments consist primarily of investments in U.S. Treasury, corporate and municipal obligations with maturities of between three and twelve months and are classified as available-for-sale. The cost of these short-term investments approximates their market value as of February 29, 2000.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to their short-term maturities. The amounts presented for other long-term liabilities also approximate fair value.

INVENTORIES

Inventories are valued at the lower of first-in, first-out cost or market.

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

INVESTMENTS IN EQUITY SECURITIES

Investments in publicly traded equity securities are classified as available-for-sale and are carried at fair value on the accompanying consolidated balance sheets. Unrealized gains and losses on such securities, net of taxes, are reported in accumulated other comprehensive income within shareholders' equity.

LONG-LIVED ASSETS

The Company reviews long-lived assets for impairment in value using a gross cash flow basis and provides reserves for impairment whenever events or circumstances indicate that the carrying amount of the assets may not be fully recoverable.

REVENUE RECOGNITION

The Company recognizes revenue from product sales to original equipment manufacturers (OEMs) and end-users at the time of shipment, net of appropriate reserves for product returns and allowances. In fiscal 2000, the Company changed its revenue recognition policy on product shipments to distributors. Recognition of revenue and associated gross profit on such shipments is deferred until the product is resold by the distributors. This accounting change is further explained within Note 6 - Accounting Change - Recognition of Revenue on Shipments to Distributors.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements. SAB No. 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The Company has reviewed the bulletin and believes that its current revenue recognition policy is consistent with the guidance provided in SAB No. 101.

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

TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities of foreign subsidiaries are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of their operations are translated using the average exchange rates during the period. Resulting translation adjustments are recorded in accumulated other comprehensive income within shareholders' equity.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not presently make use of any significant derivative instruments and this new accounting pronouncement is not expected to have a material effect on its financial statements.

3.   NET INCOME (LOSS) PER SHARE

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




For the years ended February 29 or 28,                                          2000     1999     1998
-------------------------------------------------------------------------------------------------------
  Average shares outstanding for basic net income (loss) per share ........    15,620   15,789   15,519
  Dilutive effect of stock options and warrants ...........................       295       35     -
-------------------------------------------------------------------------------------------------------
  Average shares outstanding for diluted net income (loss) per share ......    15,915   15,824   15,519
=======================================================================================================


The Company reported a net loss from continuing operations in fiscal 1998, and accordingly, the effect of stock options and warrants was anti-dilutive for that period and was therefore excluded from the calculation of average common shares outstanding for diluted net income (loss) per share.

As of February 29, 2000, outstanding options covering 34,000 common shares were excluded from the computation of diluted net income (loss) per share because their effect was antidilutive.

4.   DISCONTINUED OPERATIONS

In March 1999, the Company's Board of Directors approved a plan for the Company to divest its Foundry Business Unit (FBU). This divestiture was completed on June 1, 1999, with the Company signing an Asset Purchase Agreement, and related agreements, selling the assets of its Foundry Business Unit to privately held Inertia Optical Technology Applications, Inc. (IOTA) of Newark, NJ. The combined businesses now operate as Standard MEMS, Inc. (SMI).

The transaction was effected through IOTA's purchase of the FBU's assets from SMSC, in exchange for 38% of IOTA's outstanding common stock. At the time of the transaction, the Company committed to reducing its holdings in SMI to below 20% within one year of this transaction. In March 2000, the Company reduced its interest in SMI to below 20% with the sale of a portion of its investment in SMI for $6.8 million in cash.

The Company has reported the operating results, net assets and cash flows of the Foundry Business Unit as a discontinued operation. Upon approval of the plan of disposition, the Company recorded a pre-tax charge of $15.2 million in the fourth quarter of fiscal 1999, covering write-downs of certain assets, pre-closing operating losses, and other costs associated with the transaction.

In the fourth quarter of fiscal 2000, the Company recorded a $4,151,000 adjustment to reduce the loss on the disposition of this operation, primarily reflecting a previously reserved income tax benefit now deemed realizable, as well as an adjustment of estimated final disposition costs.

Summarized financial information for this discontinued operation is as follows (in millions):

As of February 28, and for the years then ended       1999      1998
---------------------------------------------------------------------
Revenues .......................................     $10.3      $7.4
---------------------------------------------------------------------
Loss before income taxes .......................      (8.2)     (5.3)
---------------------------------------------------------------------
Net loss .......................................      (5.3)     (3.4)
---------------------------------------------------------------------
Current assets .................................       5.1       5.9
---------------------------------------------------------------------
Total assets ...................................       6.6      13.0
---------------------------------------------------------------------
Current liabilities ............................       1.3       0.7
---------------------------------------------------------------------
Net assets .....................................       5.3      12.3
=====================================================================

In October 1997, the Company executed an agreement with Accton Technology Corporation of Hsinchu, Taiwan (Accton) whereby the Company transferred substantially all of the assets comprising its System Products Division to a newly formed, wholly-owned subsidiary, SMC Networks, Inc., and then sold 80.1% of SMC Networks, Inc.'s outstanding common stock to Global Business Investments (B.V.I.) Corp., a newly formed, wholly-owned subsidiary of Accton. The System Products Division supplied hardware and software products for the local area network (LAN) marketplace. In consideration for the sale of stock, the Company received $40,237,000 in cash, of which $2,012,000 was placed in an escrow account, scheduled for release on January 2, 1999, to secure the Company's indemnity obligations under the agreement. As a result of this transaction, the Company realized a pre-tax gain of $1,585,000, after related costs, in the third quarter of fiscal 1998. The Company's remaining 19.9% minority interest in SMC Networks, Inc. is carried at a cost of $8,452,000 within other assets on the accompanying consolidated balance sheets. The Company is currently involved in a dispute with Accton, its affiliate and SMC Networks, Inc. regarding this transaction, as described in Note 12 within these notes to consolidated financial statements.

The operating results and cash flows of the System Products Division are presented as a discontinued operation in the accompanying consolidated financial statements for fiscal 1998.

Summarized financial information for this discontinued operation is as follows (in millions):

As of February 28, 1998 and for the year then ended
---------------------------------------------------
Revenues ..............................      $65.5
---------------------------------------------------
Loss before income taxes ..............      (23.1)
---------------------------------------------------
Net loss ..............................      (15.4)
---------------------------------------------------
Current assets ........................       19.1
---------------------------------------------------
Total assets ..........................       19.1
---------------------------------------------------
Current liabilities ...................        2.0
---------------------------------------------------
Net assets ............................       17.1
===================================================



5.   INVESTMENTS

INVESTMENT IN CHARTERED SEMICONDUCTOR

During fiscal 1996, the Company entered into an agreement with Singapore-based Chartered Semiconductor Manufacturing Ltd. (Chartered), whereby the Company acquired a minority equity interest of less than 2% in Chartered for $19,944,000. Under the terms of this agreement, the Company is allocated sub-micron wafer production capacity for ten years in Chartered's wafer fabrication facility.

In October 1999, shares of Chartered began trading publicly on the Singapore stock exchange, and also began trading on the NASDAQ stock exchange as American Depository Shares, or ADSs. Accordingly, this investment is reported at its estimated February 29, 2000 market value of $73,104,000 on the accompanying consolidated balance sheet. This investment was reported at cost in prior reporting periods.

INVESTMENT IN ACCELERIX INCORPORATED

During fiscal 1997 and fiscal 1998, the Company acquired a minority equity interest of less than 20% in privately held Accelerix Incorporated of Ontario, Canada, for $1,733,000. During the fourth quarter of fiscal 1999, the Company recorded a $1,554,000 write-down of this investment to reflect its fair market value. The investment was subsequently sold at approximately its written down value in June 1999.

6.   ACCOUNTING CHANGE - RECOGNITION OF REVENUE ON SHIPMENTS TO DISTRIBUTORS

In the fourth quarter of fiscal 2000, the Company changed its accounting method for the recognition of revenue on shipments to distributors. Recognition of revenue and related gross profit on shipments to distributors is deferred until the distributor resells the product. This change was made with an effective date of March 1, 1999 (the beginning of fiscal 2000).

Management of the Company believes that this accounting change is to a preferable method because it better aligns reported results with, focuses the Company on, and allows investors to better understand, end-user demand for the products SMSC sells through distribution. This revenue recognition policy is commonly used within the semiconductor industry.

The cumulative effect of this change in accounting principle was a charge of $2,924,000, net of $1,716,000 of income tax benefits, or $0.19 per diluted share.

The estimated pro forma effects of the accounting change on the current and prior years' results are presented below (in thousands, except per share data):


For the years ended February 29 or 28,                          2000          1999         1998
-------------------------------------------------------------------------------------------------
As reported:
   Revenues ............................................      $153,247     $155,826     $148,326
     Income (loss) from continuing operations ..........         3,442        6,003       (1,105)
     Net income (loss) .................................         4,669      (12,545)     (18,921)
   Basic net income (loss) per share ...................
     Income (loss) from continuing operations ..........      $   0.22     $   0.38     $  (0.07)
     Net income (loss) .................................          0.30        (0.79)       (1.22)
   Diluted net income (loss) per share .................
     Income (loss) from continuing operations ..........      $   0.22     $   0.38     $  (0.07)
     Net income (loss) .................................          0.29        (0.79)       (1.22)

Unaudited pro forma amounts reflecting the change
in accounting principle applied retroactively:
   Revenues ............................................      $153,247     $151,768     $144,252
     Income (loss) from continuing operations ..........         3,442        5,186       (4,255)
     Net income (loss) .................................         7,593      (13,362)     (22,071)
   Basic net income (loss) per share ...................
     Income (loss) from continuing operations ..........      $   0.22     $   0.32     $  (0.27)
     Net income (loss) .................................          0.49        (0.85)       (1.42)
   Diluted net income (loss) per share .................
     Income (loss) from continuing operations ..........      $   0.22     $   0.32     $  (0.27)
     Net income (loss) .................................          0.48        (0.85)       (1.42)



7.   OTHER BALANCE SHEET DATA
     (In thousands)


As of February 29 or 28,                                       2000        1999
---------------------------------------------------------------------------------
INVENTORIES:
Raw materials ...........................................    $    361     $   475
Work-in-process .........................................      11,146       9,310
Finished goods ..........................................       8,544       4,000
                                                             --------     -------
                                                             $ 20,051     $13,785
                                                             ========     =======
PROPERTY, PLANT AND EQUIPMENT:
Land ....................................................    $  3,434     $ 3,832
Buildings and improvements ..............................      30,097      29,846
Machinery and equipment .................................      70,193      63,890
                                                             --------     -------
                                                              103,724      97,568
Less: accumulated depreciation ..........................      69,587      62,916
                                                             --------     -------
                                                             $ 34,137     $34,652
                                                             ========     =======
OTHER ASSETS:
Common stock of SMC Networks, Inc. ......................    $  8,452     $ 8,452
Other ...................................................      10,744      13,076
                                                             --------     -------
                                                             $ 19,196     $21,528
                                                             ========     =======
ACCRUED EXPENSES AND OTHER LIABILITIES:
Salaries and fringe benefits ............................    $  3,696     $ 2,908
Disposition costs .......................................       2,369       6,950
Income taxes payable ....................................         771       1,161
Current portion of obligations under capital leases .....         924         852
Other ...................................................       1,762       2,124
                                                             --------     -------
                                                             $  9,522     $13,995
                                                             ========     =======
OTHER LIABILITIES:
Retirement benefits .....................................    $  4,672     $ 4,682
Obligations under capital leases ........................       2,092       3,017
Other ...................................................        -            117
                                                             --------     -------
                                                             $  6,764     $ 7,816
                                                             ========     =======


8.   LINE OF CREDIT

The Company's $10,000,000 line of credit with several banks, which permitted the Company to borrow funds on a revolving basis, primarily to finance working capital needs, expired in July 1999. There had been no borrowings under this credit line since October 1997. The Company deemed it unnecessary to renew the credit line at the current time, but continues to evaluate its financing requirements on an ongoing basis.

9.   SHAREHOLDERS' EQUITY

COMMON STOCK REPURCHASE PROGRAM

In October 1998, the Company's Board of Directors approved a common stock repurchase program, allowing the Company to repurchase up to one million shares of its common stock on the open market or in private transactions. As of February 29, 2000, the Company had repurchased 671,000 shares of common stock at a cost of $4,379,000, including 150,000 shares of common stock repurchased in fiscal 2000 at a cost of $1,422,000. As more fully described below, the Company repurchased another 200,000 shares in a transaction with Intel Corporation in March 2000.

INVESTMENT BY INTEL CORPORATION

In March 1997, the Company and Intel Corporation (Intel) entered into a Common Stock and Warrant Purchase Agreement (the Agreement) whereby Intel purchased approximately 1,543,000 of newly issued shares of the Company's common stock for $9.50 per share, or approximately $14,654,000. Intel also received a three-year warrant to purchase an additional 1,543,000 shares at a price per share of $10.45 which increased to $11.40 and then to $12.35 on March 18, 1998 and 1999, respectively.

So long as they continue to hold their initial investment, the Agreement provides Intel with certain rights, including a right of first refusal upon certain proposed sales of common stock by the Company, demand registration rights with respect to shares acquired under the Agreement, a right for Intel to designate a representative to serve on the Company's Board of Directors, and anti-dilution rights. The Agreement also imposes certain restrictions upon Intel, including a limitation on Intel's ability to acquire additional shares of the Company's common stock (referred to as a standstill arrangement), and restrictions on the transfer of shares acquired pursuant to the Agreement.
The standstill arrangement would terminate in the event of certain third-party tender offers for the Company's common stock.

In March 2000, as provided for in the warrant, Intel executed a "net exercise", whereby Intel received approximately 200,000 shares of the Company's common stock, which was equal in fair value to the excess of the warrant's market value over its exercise value, as defined in the Agreement. The Company immediately repurchased these 200,000 shares from Intel for $1,928,000 under its common stock repurchase program. This warrant is now fully exercised.

SHAREHOLDER RIGHTS PLAN

In January 1998, the Company's Board of Directors adopted a new Shareholder Rights Plan, replacing the Company's previous plan, which expired on January 12, 1998. Under this plan, the Company's shareholders of record on January 13, 1998 received a dividend distribution of one preferred stock purchase right for each share of common stock then held. In the event of certain efforts to acquire control of the Company, these rights allow shareholders to purchase common stock of the Company at a discounted price. The rights will expire in January 2008, unless previously redeemed by the Company at $.01 per right. Like the previous plan, the new Shareholder Rights Plan continues the Company's commitment to ensuring fair value to all shareholders in the event of an unsolicited takeover offer.

10.  INCOME TAXES

The provision for (benefit from) income taxes included in the accompanying consolidated statements of operations consists of the following (in thousands):



For the years ended February 29 or 28,                            2000         1999        1998
-------------------------------------------------------------------------------------------------
Current
  Federal ..................................................     $(4,228)    $   661     $(17,597)
  Foreign ..................................................          87         140           55
  State ....................................................         718          68          376
                                                                 -------     -------     --------
                                                                  (3,423)        869      (17,166)
Deferred ...................................................         734      (3,147)       7,005
                                                                 -------     --------    --------
                                                                  (2,689)     (2,278)     (10,161)
                                                                 -------      ------     --------
Less: tax benefits from discontinued operations ............      (2,980)     (4,864)      (9,558)
                                                                 -------      ------     --------
Less: tax benefits from change in accounting principle .....      (1,716)       -            -
                                                                 -------      ------     --------
                                                                 $ 2,007     $ 2,586     $   (603)
                                                                 =======     =======     ========


The tax benefits from discontinued operations in fiscal 2000 include $3,413,000 of previously reserved tax benefits, now deemed to be realizable, related to the Company's June 1999 sale of its former Foundry Business Unit, as discussed in Note 4.

The provision for (benefit from) income taxes differs from the amount computed by applying the U.S. Federal statutory tax rate as a result of the following:


For the years ended February 29 or 28,            2000      1999       1998
-----------------------------------------------------------------------------
Provision for (benefit from) income taxes
   computed at the statutory rate ...........     35.0%     35.0%     (35.0)%
State taxes .................................      1.0       1.3       (2.0)
Differences between foreign and U.S.
   income tax rates .........................      8.1      (0.9)       1.0
Tax exempt income ...........................     (5.7)     (5.5)      (2.0)
Other .......................................     (1.4)       -         1.2
-----------------------------------------------------------------------------
                                                  37.0%     29.9%     (36.8)%
=============================================================================


The tax effects of temporary differences that result in deferred tax benefits and liabilities are as follows (in thousands):


As of February 29 or 28,                                2000         1999
--------------------------------------------------------------------------
Deferred tax assets:
Reserves and accruals not currently
   deductible for income tax purposes ..........      $  5,324     $ 9,281
Net operating loss carryforwards ...............         3,750        -
Intangible asset amortization ..................         3,323       3,714
Inventory valuation ............................         1,761       1,837
Purchased in-process technology ................         1,614       1,715
Property, plant and equipment depreciation .....           779         320
Other                                                      238         214
                                                      --------     -------
Total deferred tax assets ......................        16,789      17,081
                                                      --------     -------
Less: valuation allowance ......................          -         (3,413)
                                                      --------     -------
                                                        16,789      13,668
                                                      --------     -------
Deferred tax liabilities:
Unrealized gains on investments ................       (19,397)       (191)
                                                      --------     -------
Total deferred tax liabilities .................       (19,397)       (191)
                                                      --------     -------
Net deferred tax assets (liabilities) ..........      $ (2,608)    $13,477
                                                      ========     =======

Income (loss) before income taxes and minority interest includes foreign income of $474,000, $363,000 and $412,000 for fiscal 2000, 1999 and 1998, respectively.

The net operating loss reported by the Company in fiscal year 1998, the majority of which was generated by the discontinued operations, was carried back against profits reported in prior periods and resulted in an income tax refund of $18,092,000 received in fiscal 1999. The refund received was included within the Net Cash Provided By (Used For) Discontinued Operations caption in the consolidated statements of cash flows.

Income tax benefits of $232,000, $16,000 and $709,000 related to the Company's stock option plans for fiscal 2000, 1999 and 1998, respectively, have been credited to additional paid-in capital.

The Company has $1,719,000 of New York State tax credit carryforwards at the end of fiscal 2000, of which $85,000 will expire in fiscal 2001. The remaining $1,634,000 of credit carryforwards expire at various dates in fiscal 2002 through fiscal 2009.

11.  MINORITY INTEREST IN SUBSIDIARY

Sumitomo Metal Industries, Ltd. Of Osaka, Japan (Sumitomo) owns 20% of the issued and outstanding common stock and all of the non-cumulative, non-voting 6% preferred stock of the Company's subsidiary, Toyo Microsystems Corporation
(TMC). The Company and Sumitomo have agreed to declare a preferred dividend if TMC should realize net income of at least five times the total amount of preferred dividends which would be payable on all preferred stock then outstanding. The annual preferred dividend would be equal to 6% of the subscription price of 2.16 billion yen, or approximately $1,178,000 at an exchange rate of 110 yen per dollar. No such dividends have as yet been declared. In the event that a third party acquires a majority of the outstanding common stock of the Company, Sumitomo has the option to require the Company to purchase Sumitomo's interest in TMC.



12.  COMMITMENTS AND CONTINGENCIES

COMPENSATION

Certain executives and key employees are employed under separate agreements terminating on various dates through fiscal 2003. These agreements provide, among other things, for annual base salaries and guaranteed incentives totaling $1,614,000, $919,000 and $284,000 in fiscal 2001, 2002 and 2003, respectively.

CAPITAL LEASES

The Company leases certain equipment under long-term capital leases, some of which include options to purchase the equipment for a nominal cost at the termination of the lease.

Included within property and equipment are the following assets held under capital leases (in thousands):

As of February 29 or 28,                      2000         1999
----------------------------------------------------------------
Machinery and equipment ...............     $ 4,676      $ 4,676
Less: accumulated depreciation ........      (1,759)        (824)
                                            -------      -------
                                            $ 2,917      $ 3,852
                                            =======      =======

Future minimum lease payments for assets under capital leases for the next five fiscal years are as follows (in thousands):

2001 ........................................    $ 1,136
2002 ........................................      1,136
2003 ........................................        940
2004 ........................................        204
2005 ........................................       -
                                                 -------
Total minimum lease payments ................      3,416
Less: Amount representing interest ..........        400
                                                 -------
Present value of minimum lease payments .....      3,016
Less: Current portion .......................        924
                                                 --------
Long-term obligation ........................    $ 2,092
                                                 ========

OPERATING LEASES

FACILITIES AND EQUIPMENT LEASED FROM OTHERS

The Company leases certain facilities, equipment and vehicles under operating leases. Total rental expenses for all operating leases was $663,000, $1,335,000 and $1,354,000 in fiscal 2000, 1999 and 1998, respectively.

BUILDINGS AND IMPROVEMENTS LEASED TO OTHERS

The Company leases certain of its buildings and related improvements to outside parties under noncancelable operating leases, including one such lease executed in March 2000. At February 29, 2000, the cost and accumulated depreciation of the leased buildings were $24,320,000 and $17,719,000, respectively.

Future minimum rental income and commitments under operating leases are as follows (in thousands):

                                         Rental       Rental
                                         Income    Commitments
---------------------------------------------------------------
2001 ...............................    $  680       $  510
2002 ...............................       791          559
2003 ...............................       823          419
2004 ...............................       856          336
2005 ...............................       536          359
2006 and thereafter ................     2,639           91
                                        ------       ------
                                        $6,325       $2,274
                                        ======       ======


LITIGATION

The Company is subject to various lawsuits and claims in the ordinary course of business. While the outcome of these matters cannot be determined, management believes that their ultimate resolution will not have a material effect on the Company's operations or financial position.

As indicated in Note 4 to these consolidated financial statements, during fiscal 1998, the Company sold an 80.1% interest in SMC Networks, Inc., a then-newly formed subsidiary comprised of its former local area networking division, to an affiliate of Accton Technology Corporation (Accton) for approximately $40,237,000 in cash, $2,012,000 of which was placed into an escrow account.

In December 1998, Accton notified the Company and the escrow agent of Accton's intention to seek indemnification and damages from the Company in excess of $10.0 million by reason of alleged misrepresentations and inadequate disclosures relating to the transaction and other alleged breaches of covenants and representations in the related agreements. Based upon those allegations, the escrow account was not released to the Company as scheduled in January 1999. In January 1999, the Company filed an action in the Supreme Court of New York (the Action) against Accton, SMC Networks, Inc. and other parties, seeking the release of the escrow account to the Company on the grounds that Accton's allegations are without merit, and seeking payment of approximately $1.6 million (which is included within other assets on the Company's consolidated balance sheet at February 29, 2000) owed to the Company by SMC Networks, Inc. In November 1999, the Court issued an order staying the Action and directed the parties to arbitration under the arbitration provisions of the original transaction agreements. The Company has filed an appeal from the order. Moreover, because many of the claims made by Accton against the Company are non-arbitrable, the Company has filed a motion requesting that the Court stay arbitration of those claims.

The Company is confident that it negotiated and fully performed the agreements with Accton in good faith. While it is not possible at this time to assess the likelihood of any liability being established, the Company considers these claims to be without merit. The Company will vigorously defend itself against these allegations and expects that the outcome will not be material to the Company.

13.  BENEFIT AND INCENTIVE PLANS

INCENTIVE SAVINGS AND RETIREMENT PLAN

The Company maintains a defined contribution Incentive Savings and Retirement Plan (the Plan) which, pursuant to Section 401(k) of the Internal Revenue Code, permits employees to defer taxation on their pre-tax contributions to the Plan.

The Plan permits employees to contribute up to 15% of their earnings, through payroll deductions, based on earnings reduction agreements. The Company's contribution, which is equal to one-half of the employee's contribution up to 6%, is invested in the common stock of the Company and totaled $639,000, $630,000, and $804,000 in fiscal 2000, 1999, and 1998, respectively.

The Company has authorized unissued common stock reserved for issuance to the Plan. As of February 29, 2000, there were 54,000 shares remaining in reserve for this plan. Since its inception, 1,145,000 shares of the Company's common stock have been contributed to the Plan.

As of February 29, 2000, 302 of the 350 employees who had satisfied the Plan's eligibility requirements to participate were making contributions to the Plan.


EMPLOYEE STOCK OPTION PLANS

Under the Company's stock option plans, the Compensation Committee of the Board of Directors is authorized to grant stock options to purchase 3,350,000 shares of common stock. The purpose of these plans is to promote the interests of the Company and its shareholders by providing officers and key employees with additional incentives and the opportunity, through stock ownership, to increase their proprietary interest in the Company and their personal interest in its continued success. Options are granted at prices not less than the fair market value on the date of grant. As of February 29, 2000, 840,000 shares of common stock were available for future grants.

Stock option plan activity is summarized below (shares in thousands):

                                                Fiscal    Weighted    Fiscal     Weighted    Fiscal     Weighted
                                                 2000     Average      1999      Average      1998      Average
                                                Shares    Exercise    Shares     Exercise    Shares     Exercise
                                                           Price                  Price                  Price
----------------------------------------------------------------------------------------------------------------
Options outstanding, beginning of year .....     1,370     $9.18        881      $10.38      1,357       $ 9.82
Granted ....................................     1,767      8.95        719        9.04        235        10.16
Exercised ..................................      (237)     8.92        (30)       9.00       (386)        9.02
Canceled or expired ........................      (390)     8.75       (200)      14.02       (325)        9.63
----------------------------------------------------------------------------------------------------------------
Options outstanding, end of year ...........     2,510     $9.10      1,370      $ 9.18        881       $10.38
================================================================================================================
Options exercisable ........................       359     $9.27        417      $ 9.14        395       $10.79
================================================================================================================


The following table summarizes information relating to currently outstanding and exercisable options as of February 29, 2000 (shares in thousands):


                        Weighted Average
Range of                 Remaining Life       Options        Weighted Average       Options       Weighted Average
Exercise Prices            (in years)        Outstanding      Exercise Price      Exercisable      Exercise Price
------------------------------------------------------------------------------------------------------------------
$ 6.25 - $ 7.31               8.93              332              $ 7.24                8              $ 6.66
$ 7.38                        9.17              548                7.38                -                 -
$ 7.50 - $ 9.00               7.80              669                8.40               231               8.92
$ 9.06 - $10.94               8.46              520                9.78               104               9.81
$11.00 - $17.19               9.69              441               12.92                16              12.25
==================================================================================================================


As allowed under the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, the Company applies APB Opinion No. 25 and related interpretations to accounting for the stock options awarded under these plans. Accordingly, no compensation cost has been recognized for these stock options. Had compensation cost for these plans been determined consistent with SFAS
No. 123, the Company's net income (loss) and net income (loss) per share would have been the pro forma amounts indicated below (in thousands, except per share data):

For the years ended February 29 or 28,     2000         1999          1998
----------------------------------------------------------------------------
Net income (loss):
  As reported ......................      $4,669     $(12,545)     $(18,921)
  Pro forma ........................       2,320      (14,731)      (21,540)
----------------------------------------------------------------------------
Diluted net income (loss) per share:
  As reported ......................      $ 0.29     $  (0.79)     $  (1.22)
  Pro forma ........................        0.15        (0.93)        (1.39)
============================================================================

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

For the years ended February 29 or 28,     2000         1999          1998
---------------------------------------------------------------------------
Dividend yield ......................        -            -             -
Expected volatility .................       63%          65%           58%
Risk-free interest rates ............     6.64%        5.37%         5.70%
Expected lives (in years) ...........        4            4             4
===========================================================================

The weighted average Black-Scholes values of options granted in fiscal 2000, 1999 and 1998 were $5.00, $4.84 and $5.18, respectively. The values produced by this model are limited by the inclusion of highly subjective assumptions, which greatly affect the calculated values.

DIRECTOR STOCK OPTION PLAN

Under the Company's Director Stock Option Plan, non-qualified options to purchase common stock may be granted to directors at prices not less than the market price of the shares at the date of grant. At February 29, 2000, the expiration dates of the outstanding options range from July 22, 2001 to February 7, 2010, and the exercise prices range from $8.50 to $14.88
(average $10.16) per share.

The following is a summary of activity under the Director Stock Option Plan over the past three fiscal years (in thousands):

For the years ended February 29 or 28,                    2000    1999    1998
------------------------------------------------------------------------------
Shares under option, beginning of year ...............     228     210     186
Options granted during the year ......................      67      33      33
Options canceled or terminated .......................    (102)    (15)     (9)
Options exercised ....................................      -       -       -
------------------------------------------------------------------------------
Shares under option, end of year .....................     193     228     210
------------------------------------------------------------------------------
Options exercisable, end of year .....................     168     212     177
------------------------------------------------------------------------------
Shares available for future grants, end of year ......      57      91     109
==============================================================================

DIRECTOR DEFERRED COMPENSATION PLAN

In March 1997, the Company implemented a deferred compensation plan for its non-employee directors effective following the Company's July 1997 annual meeting of shareholders. The plan permits eligible directors to defer 50% or 100% of their basic annual compensation, which is otherwise paid in cash.
Under this plan, an unfunded account is established, for each participating director, which is credited with equivalent units of the Company's common stock on the first day of each quarter. These equivalent units track the economic performance of the underlying stock, but carry no voting rights. The deferred compensation earned under this plan is payable when the participant leaves the Company's Board of Directors, for any reason, and is paid in either common stock or an equivalent amount of cash, at the election of the participant.

The following is a summary of the activity under this plan (units in thousands):


For the years ended February 29 or 28,                                   2000              1999               1998
------------------------------------------------------------------------------------------------------------------
Common stock equivalent units, beginning of year ...........               19                 7                  -
Common stock equivalent units earned during the year .......               10                12                  7
Common stock distributed during the year ...................               (6)               -                   -
------------------------------------------------------------------------------------------------------------------
Common stock equivalent units, end of year .................               23                19                  7
==================================================================================================================
Common stock equivalent units available, end of year .......               71                81                 93
==================================================================================================================
Range of common stock prices used to calculate
common stock equivalent units ..............................   $7.25 - $11.13    $6.88 - $10.00     $8.63 - $15.63
==================================================================================================================


RESTRICTED STOCK BONUS PLAN

The Company maintains a Restricted Stock Bonus Plan, which provides for common stock awards to certain officers and key employees. Awards granted under the plan are earned in 25%, 25%, and 50% increments on the first, second and third anniversaries of the award, respectively. The shares granted are distributed provided the employee has remained employed by the Company through such anniversary dates; otherwise the unearned shares are forfeited. The maximum number of shares issuable under the plan is 350,000, of which 68,000, net of cancellations, have been awarded as of February 29, 2000. The market value of these shares at the date of award, net of cancellations, is recorded as compensation expense ratably over the three-year periods from the respective award dates. This compensation expense was $257,000, $354,000 and $363,000 in fiscal 2000, 1999 and 1998, respectively.

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


For the years ended February 29 or 28,                            2000          1999          1998
--------------------------------------------------------------------------------------------------
Service cost - benefits earned during the year ...........      $   31        $   30        $   56
Interest cost on projected benefit obligations ...........         378           347           361
Net amortization and deferral ............................         245           245           258
                                                                ------        ------        ------
Net periodic pension expense .............................      $  654        $  622        $  675
                                                                ======        ======        ======

As of February 29 or 28,                                          2000          1999          1998
--------------------------------------------------------------------------------------------------
Actuarial present value of:
Vested benefit obligation ................................      $3,868        $3,789        $3,158
Nonvested benefit obligation .............................         126           122           449
                                                                ------        ------        ------
Accumulated benefit obligation ...........................       3,994         3,911         3,607
Effect of projected future salary increases ..............         803         1,360         1,227
                                                                ------        ------        ------
Projected benefit obligation .............................       4,797         5,271         4,834
Unrecognized net loss ....................................        (465)         (308)         (156)
Unrecognized net transition asset ........................      (2,206)       (2,451)       (2,696)
Additional minimum liability .............................         930         1,398         1,624
                                                                ------        ------        ------
Accrued pension cost .....................................      $3,056        $3,910        $3,606
                                                                ======        ======        ======

Assumptions used in determining actuarial present value of benefit obligations:

  Discount rate                                                  7.25%         7.25%         7.25%
  Weighted-average rate of compensation increase                 7.00%         7.00%         7.00%
==================================================================================================


During fiscal 1993, the Company adopted an unfunded retirement plan for the non-employee members of its Board of Directors. The plan provides for annual benefit payments equal to the annual retainer in effect at the date of retirement, for a period of years equal to the lesser of the director's years of service or ten years. The cost of this plan is accrued over the directors' estimated remaining years of service, of which $144,000, $99,000 and $118,000 was accrued during fiscal 2000, 1999 and 1998, respectively.

EXECUTIVE INCENTIVES

The Company's Board of Directors has provided that certain executives receive incentive compensation based upon certain revenues, earnings and other performance measures. Incentive compensation of $838,000, $549,000 and $537,000 was earned in fiscal 2000, 1999 and 1998, respectively.

14.  INDUSTRY SEGMENT, GEOGRAPHIC AND CUSTOMER INFORMATION

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

The Company's long-lived assets include net property and equipment, and other long-lived assets. The vast majority of the Company's net property and equipment is located in the United States. Included within other long-lived assets is an equity investment in Singapore-based Chartered Semiconductor Manufacturing Ltd. valued at $73,104,000 as of February 29, 2000.

EXPORT SALES

The information below summarizes sales to unaffiliated customers by geographic region (in thousands):

For the years ended February 29 or 28,        2000         1999        1998
-----------------------------------------------------------------------------
North America ........................     $ 33,371     $ 26,041     $ 40,570
Asia and Pacific Rim .................       99,013      115,146       98,128
Europe ...............................       20,383       14,467        9,311
Rest of World ........................          480          172          317
-----------------------------------------------------------------------------
                                           $153,247     $155,826     $148,326
-----------------------------------------------------------------------------

MAJOR CUSTOMERS

During fiscal 2000, one customer accounted for 14.5% of the Company's revenues and in fiscal 1999 one customer accounted for 11.8% of the Company's revenues. During fiscal 1998, no customer accounted for more than 10% of the Company's revenues.

CONCENTRATIONS OF CREDIT RISK

The Company sells its products to personal computer manufacturers and their subcontractors and to electronic component distributors, and maintains individually significant accounts receivable balances from several of its larger customers. The Company performs credit evaluations of its customers' financial condition on a regular basis and although the Company generally requires no collateral, letters of credit may be required from its customers in certain circumstances. Reserves for estimated credit losses are maintained and actual losses have been insignificant for all years presented.

15.  QUARTERLY FINANCIAL DATA (UNAUDITED)
(In thousands, except per share data)


Quarter ended                                                            May 31       Aug. 31       Nov. 30       Feb. 29
-------------------------------------------------------------------------------------------------------------------------
Fiscal 2000
Revenues
   As originally reported .......................................       $ 35,430     $ 38,268      $ 41,027      $ 33,901
   Effect of change in accounting principle .....................          2,716         (230)        2,136          -
-----------------------------------------------------------------       --------     --------      --------      --------
   As restated ..................................................         38,146       38,038        43,163        33,901
-----------------------------------------------------------------       --------     --------      --------      --------
Gross profit
   As originally reported .......................................         13,639       14,838        16,707        13,148
   Effect of change in accounting principle .....................            292         -              740          -
-----------------------------------------------------------------       --------     --------      --------      --------
   As restated ..................................................         13,931       14,838        17,447        13,148
-----------------------------------------------------------------       --------     --------      --------      --------
Operating income (loss)
   As originally reported .......................................           (303)         625         1,741        (1,011)
   Effect of change in accounting principle .....................            240           10           703          -
-----------------------------------------------------------------       --------     --------      --------      --------
   As restated ..................................................            (63)         635         2,444        (1,011)
-----------------------------------------------------------------       --------     --------      --------      --------
Income from continuing operations
   As originally reported .......................................            175          758         1,634           265
   Effect of change in accounting principle .....................            154            6           450          -
-----------------------------------------------------------------       --------     --------      --------      --------
   As restated ..................................................            329          764         2,084           265
-----------------------------------------------------------------       --------     --------      --------      --------
Gain on sale of discontinued operation ..........................           -            -             -            4,151
Cumulative effect of change in accounting principle .............         (2,924)        -             -             -
-----------------------------------------------------------------       --------     --------      --------      --------
Net income (loss)
   As originally reported .......................................            175          758         1,634         4,416
   Effect of change in accounting principle .....................         (2,770)           6           450          -
-----------------------------------------------------------------       --------     --------      --------      --------
   As restated ..................................................         (2,595)         764         2,084         4,416
=================================================================       ========     ========      ========      ========
Basic net income (loss) per share
 Continuing operations
   As originally reported .......................................       $   0.01     $   0.05      $   0.10      $   0.02
   Effect of change in accounting principle .....................           0.01          -            0.03           -
-----------------------------------------------------------------       --------     --------      --------      --------
   As restated ..................................................           0.02         0.05          0.13          0.02
-----------------------------------------------------------------       --------     --------      --------      --------
 Gain on sale of discontinued operation .........................            -            -             -            0.26
 Cumulative effect of change in accounting principle ............          (0.19)         -             -             -
-----------------------------------------------------------------       --------     --------      --------      --------
Basic net income (loss) per share after effect of change
 in accounting principle ........................................       $  (0.17)    $   0.05      $   0.13      $   0.28
=================================================================       ========     ========      ========      ========
Diluted net income (loss) per share
 Continuing operations
   As originally reported .......................................       $   0.01     $   0.05      $   0.10      $   0.02
   Effect of change in accounting principle .....................           0.01          -            0.03           -
-----------------------------------------------------------------       --------     --------      --------      --------
   As restated ..................................................           0.02         0.05          0.13          0.02
-----------------------------------------------------------------       --------     --------      --------      --------
 Gain on sale of discontinued operation .........................            -            -             -            0.25
 Cumulative effect of change in accounting principle ............          (0.19)         -             -             -
-----------------------------------------------------------------       --------     --------      --------      --------
Diluted net income (loss) per share after effect of
 change in accounting principle .................................       $  (0.17)    $   0.05      $   0.13      $   0.27
=================================================================       ========     ========      ========      ========
Average shares outstanding
 Basic net income (loss) per share ..............................         15,575       15,626        15,641        15,626
 Diluted net income (loss) per share ............................         15,601       15,680        15,887        16,420
 Market price per share
   High .........................................................       $   8.63     $   9.00      $  13.38      $  17.25
   Low ..........................................................           7.13         7.00          7.75         10.44
=================================================================       ========     ========      ========      ========



Quarter ended                                                            May 31       Aug. 31       Nov. 30       Feb. 28
-------------------------------------------------------------------------------------------------------------------------
Fiscal 1999
Revenues ........................................................       $ 35,284     $ 37,865      $ 42,745      $ 39,932
Gross profit ....................................................         13,016       13,947        15,610        13,406
Operating income (loss) .........................................          2,690        2,637         2,336        (1,224)
Income from continuing operations ...............................          2,018        1,972         1,886           127
Net loss from discontinued operation ............................         (1,573)      (1,367)       (1,083)       (1,232)
Loss on sale of discontinued operation ..........................           -            -             -          (13,293)
Net income (loss) ...............................................            445          605           803       (14,398)
=================================================================       ========     ========      ========       =======
Basic and diluted net income (loss) per share
   Continuing operations ........................................       $   0.13     $   0.12      $   0.12      $   0.01
   Discontinued operation .......................................          (0.10)       (0.08)        (0.07)        (0.08)
   Loss on sale of discontinued operation .......................            -            -             -           (0.86)
-----------------------------------------------------------------       --------     --------      --------      --------
                                                                        $   0.03     $   0.04      $   0.05      $  (0.93)
=================================================================       ========     ========      ========      ========

Pro forma amounts for fiscal 1999 assuming the change in
accounting principle related to revenue recognition was applied retroactively:
   Revenues .....................................................       $ 33,129     $ 40,762      $ 40,323      $ 37,554
   Gross profit .................................................         12,930       15,273        13,856        12,564
   Operating income (loss) ......................................          2,647        3,905           630        (2,019)
   Income (loss) from continuing operations .....................          1,990        2,784           794          (382)
   Net income (loss) ............................................            417        1,417          (289)      (14,907)
Basic and diluted net income (loss) per share
   Continuing operations ........................................       $   0.12     $   0.17      $   0.05      $  (0.02)
   Net income (loss) ............................................           0.03         0.09         (0.02)        (0.96)
=================================================================       ========     ========      =========     ========
Average shares outstanding
   Basic net income (loss) per share ............................         15,946       15,978        15,745        15,511
   Diluted net income (loss) per share ..........................         16,034       16,031        15,748        15,519
   Market price share
      High ......................................................       $  11.88     $  11.13      $   8.00      $   9.94
      Low .......................................................           8.63         6.25          4.63          6.00
=================================================================       ========     ========      ========      ========


The Company's common stock is traded in the over-the-counter market under the NASDAQ symbol: SMSC. Trading is reported in the NASDAQ National Market. There were approximately 860 holders of record of the Company's common stock at April 3, 2000.

The present policy of the Company is to retain earnings to provide funds for the operation and expansion of its business. The Company has never paid a cash dividend, and does not expect to pay cash dividends in the foreseeable future.

===============================================================================

REPORT ON MANAGEMENT'S RESPONSIBILITIES                        Page 39

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

===============================================================================
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Standard Microsystems
Corporation:

We have audited the accompanying consolidated balance sheets of Standard Microsystems Corporation (a Delaware corporation) and subsidiaries as of February 29, 2000 and February 28, 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended February 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Microsystems Corporation and subsidiaries as of February 29, 2000 and February 28, 1999, and the results of their operations and their cash flows for each of the three years in the period ended February 29, 2000, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 6 to the consolidated financial statements, effective March 1, 1999, the Company changed its method of accounting for recognition of revenue on shipments to distributors.

April 3, 2000                                           Arthur Andersen LLP
New York, New York