Form 10-K, Exhibit 13
period 2001-02-28
STANDARD MICROSYSTEMS CORP
filed 2001-05-25
CIK 93384

Exhibit 13


                   PORTIONS OF ANNUAL REPORT TO SHAREHOLDERS



FINANCIAL TABLE OF CONTENTS

Selected Financial Data
Management's Discussion and Analysis
Consolidated Statements of Operations
Consolidated Balance Sheets
Consolidated Statements of Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Report on Management's Responsibilities
Report of Independent Public Accountants

Standard Microsystems Corporation and Subsidiaries
SELECTED FINANCIAL DATA
(In thousands, except per share data)


As of February 28 or 29, and for the years then ended        2001        2000        1999        1998        1997
--------------------------------------------------------------------------------------------------------------------

Operating Results
(Fiscal 1999 and 1998 presented pro forma for change in revenue recognition)

  Revenues ..........................................   $ 163,428   $ 153,247   $ 151,768   $ 144,252           *
  Gross profit ......................................      66,768      59,363      54,623      39,460           *
       As a percentage of revenues ..................         41%         39%         36%         27%
  Research and development ..........................      32,580      24,365      17,437      14,298           *
       As a percentage of revenues ..................         20%         16%         11%         10%
  Selling, general and administrative ...............      35,369      32,993      30,469      30,645           *
       As a percentage of revenues ..................         22%         22%         20%         21%
  Operating income (loss) ...........................      (1,181)      2,005       5,163      (5,483)          *
       As a percentage of revenues ..................         -1%          1%          3%         -4%
  Income (loss) from continuing operations ..........      22,164       3,442       5,186      (4,255)          *
       As a percentage of revenues ..................         14%          2%          3%         -3%
  Net income (loss) .................................      26,929       7,593     (13,362)    (22,071)          *
       As a percentage of revenues ..................         16%          5%         -9%        -15%

Diluted net income (loss) per share
    Income (loss) from continuing operations ........   $    1.29   $    0.22      $ 0.32   $   (0.27)          *
    Net income (loss) ...............................        1.57        0.48       (0.85)      (1.42)          *
--------------------------------------------------------------------------------------------------------------------

Operating Results
(Fiscal 1997 through fiscal 1999 presented
  as previously reported)
  Revenues ..........................................   $ 163,428   $ 153,247   $ 155,826   $ 148,326   $ 180,918
  Gross profit ......................................      66,768      59,363      55,980      44,463      43,755
  Research and development ..........................      32,580      24,365      17,437      14,298      12,808
  Selling, general and administrative ...............      35,369      32,993      30,550      30,726      38,161
  Operating income (loss) ...........................      (1,181)      2,005       6,439        (561)     (7,214)

  Income (loss) from continuing operations ..........   $  22,164   $   3,442   $   6,003   $  (1,105)  $  (4,613)
  Net loss from discontinued operations .............        -           -         (5,255)    (18,846)    (16,684)
  Gain (loss) on sales of discontinued
   operations, net of taxes .........................       4,765       4,151     (13,293)      1,030        -
  Cumulative effect of change in
   accounting principle, net of taxes ...............         -        (2,924)       -            -          -
-------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                     $  26,929   $   4,669   $ (12,545)  $ (18,921)  $ (21,297)

Diluted net income (loss) per share
    Income (loss) from continuing operations ........   $    1.29   $    0.22   $    0.38   $   (0.07)  $   (0.33)
    Net income (loss) ...............................        1.57        0.29       (0.79)      (1.22)      (1.54)
-------------------------------------------------------------------------------------------------------------------

Diluted weighted average common shares outstanding ..      17,165      15,915      15,824      15,519      13,838
------------------------------------------------------------------------------------------------------------------

Balance Sheet and Other Data
  Cash and short-term investments ...................   $ 109,174   $  75,405   $  70,071   $  55,758   $   8,382
  Working capital ...................................     146,382     111,016      98,342      83,784      45,164
  Capital expenditures ..............................      14,600      10,503      10,847       3,854       8,654
  Depreciation and amortization .....................      11,792       9,988      10,544      11,328      10,462
  Earnings before interest, taxes, depreciation
   and amortization .................................      39,486      12,280      16,745       8,718       3,401
  Total assets ......................................     239,098     258,508     198,657     210,049     217,240
  Long-term obligatons ..............................       5,812      22,151       7,816       7,297      11,584
  Shareholders' equity ..............................     194,315     201,792     158,434     172,377     171,797
  Book value per common share .......................       12.08       12.80       10.21       10.82       12.38

* Data was not available in sufficient detail to provide pro forma information for this fiscal year.

Management's Discussion and Analysis of Financial Condition and Results of Operations


The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and footnotes thereto contained in this report.

Overview

Standard Microsystems Corporation (the Company or SMSC) is a worldwide designer and supplier of metal-oxide-semiconductor/very-large-scale-integrated (MOS/VLSI) circuits for the personal computer (PC), peripherals and embedded systems marketplaces. The Company is prominent as the world's leading supplier of Advanced Input/Output (I/O) integrated circuits. I/O circuits perform many of the basic input/output functions required in a personal computer or an embedded application, including keyboard control and BIOS, floppy disk control and serial and parallel port control. With changing technologies, the role of the I/O circuit has expanded to include additional functions like infrared support, system management (fan control or chassis intrusion, for example), and power management. The Company also supplies integrated circuits for embedded control systems, local area networking applications and connectivity applications. The Company's products are manufactured by world-class semiconductor foundries and assemblers. A significant portion of the Company's final testing requirements is performed at the Company's own state-of-the-art testing operation.

In recent years, the majority of the Company's revenues have been derived from supplying Advanced I/O circuits to the PC marketplace. In fiscal 2001, although Advanced I/O products still represented the Company's largest product line, the Company's revenues were produced by broader product offerings, with increased revenue contributions provided by its embedded systems products. The Company continues to invest in development programs to broaden its product line and provide effective solutions in applications complementary to or outside of its core Advanced I/O technology. During fiscal 2000 and fiscal 2001, the Company made significant investments in the development of new embedded systems products and advanced systems logic chipsets.

Systems logic chipsets are advanced integrated circuits used within a personal computer or similar application to control the flow of information between the microprocessor, memory modules, graphics controllers and peripheral devices. A chipset is typically comprised of two primary devices - a memory controller (sometimes referred to as a north bridge) and an I/O controller (sometimes referred to as a south bridge).

The Company believes that its existing Advanced I/O technology portfolio, its strong relationships with major PC suppliers, and its significant intellectual property rights provide a solid foundation for its chipset development initiatives. The Company also has a technology exchange agreement in effect with Intel Corporation (Intel), the world's leading supplier of chipsets, intended to accelerate the Company's development of value-added chipset solutions that support Intel microprocessors in personal computer and embedded applications. As part of this agreement, the Company has access to Intel's complete line of current and future memory controllers and Firmware Hub devices. The Company's strategy is to provide chipset products which will include complete solutions comprised of Intel's leading performance memory controllers and SMSC's own value-added Advanced I/O controllers, and in some applications, Super I/O devices and Intel Firmware Hub devices.

Standard Microsystems Corporation sells its products to a worldwide customer base, which includes most of the world's leading personal computer and personal computer motherboard manufacturers. The Company's Advanced I/O circuits reside on the motherboards of personal computer products sold by Compaq, Dell, Fujitsu, Gateway, Hewlett-Packard, IBM, Intel, NEC, Sony, Toshiba and most other leading manufacturers. The Company also sells its products through electronics distributors, who provide value-added access to a broad base of smaller personal computer suppliers, as well as to many customers who use the Company's products in diverse embedded systems, networking and connectivity applications.

The Company's headquarters are in Hauppauge, New York, and SMSC operates design and validation centers in New York, Austin, Texas and San Jose, California, and has sales offices in the United States, Europe and Taiwan. The Company conducts most of its business in the Japanese market through its majority-owned subsidiary, Toyo Microsystems Corporation.

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

The cumulative effect of this change in accounting principle on all prior years resulted in an after-tax charge of $2.9 million, or $0.19 per diluted share, in fiscal 2000.

All prior period revenue and income or loss figures quoted in comparative commentary in this discussion are stated as if the change in distributor revenue recognition had been in effect in all periods discussed.

Revenues

The Company's revenues increased to $163.4 million in fiscal 2001, from $153.2 million in fiscal 2000. Overall unit shipments increased to approximately 56 million units in fiscal 2001, compared to approximately 50 million units shipped in fiscal 2000. The impact of the unit volume growth was partially offset by lower average selling prices.

During the latter part of fiscal 2000, the Company assigned specific resources to increase its focus on pursuing opportunities for its embedded systems products. As a result, during fiscal 2001, revenues from the Company's embedded systems products increased to approximately 33% of total revenues, compared to less than 25% in fiscal 2000.

Fiscal 2000 revenues were $153.2 million, compared to $151.8 million in fiscal 1999. The Company's unit volumes increased substantially in fiscal 2000, to about 50 million units, compared to about 40 million units in fiscal 1999. Declines in average selling prices offset most of the impact of this unit volume growth. Fiscal 2000 revenues included increased revenue contributions from local area networking, connectivity and embedded control devices, compared to fiscal 1999, partially offset by lower revenues from Advanced I/O products.

International shipments accounted for 76% of the Company's revenues in fiscal 2001, compared to 78% in fiscal 2000 and 83% in fiscal 1999. While the demand for the Company's products is primarily driven by the worldwide demand for personal computers, peripheral devices, and embedded systems applications sold by U.S.-based suppliers, a significant portion of the Company's products are sold to manufacturing subcontractors of those U.S.-based suppliers, located in Asia and the Pacific Rim. The majority of the world's personal computer and personal computer motherboard manufacturing activity occurs in that region. The Company expects that international shipments, particularly to the Asia and Pacific Rim region, will continue to represent a significant portion of its revenues.

Gross Profit

Gross profit is affected by a variety of factors, including the volume of products sold, product mix, manufacturing utilization and yields, and average selling prices. Many of the Company's products experience declines in average selling prices over their life cycles. In order to offset declines in average selling prices, the Company continually works to reduce the costs of products through product and manufacturing design changes, yield improvements, manufacturing efficiencies and lower costs negotiated with subcontract manufacturers. The Company's gross profit margin is also dependent on its ability to introduce new, competitive products, which generally command higher margins early in their life cycles.

The Company's gross profit percentage has increased in each of the past four fiscal years, increasing to 40.9% in fiscal 2001 from 38.7% in fiscal 2000. This gross profit improvement can be attributed to the combination of comprehensive manufacturing cost reduction programs, higher yields, increased unit volumes and the migration in product mix towards higher-margined products. Significant progress made during fiscal 2000 in improving the Company's semiconductor test manufacturing efficiencies was continued into fiscal 2001. The higher unit volumes achieved in fiscal 2001 also enabled better utilization of manufacturing support overhead.

The Company's gross profit margin increased from 36.0% in fiscal 1999 to 38.7% in fiscal 2000. This improvement was driven primarily by improved semiconductor test manufacturing efficiencies as well as higher unit volumes.


Research and Development Expenses

The Company's research and development (R&D) consists of circuit design, development and validation, product engineering, software development and related support activities. The Company's ongoing commitment to research and development is essential to maintaining product leadership in existing product lines and to providing innovative product offerings, which, in turn, drive the Company's opportunities for future growth. The Company's investment in research and development has increased significantly during the past three years, and is expected to continue to increase in fiscal 2002. The Company expects fiscal 2002 R&D expenses to be between 20% and 25% of revenues.

Research and development expenses increased to $32.6 million in fiscal 2001, a 34% increase over $24.4 million in fiscal 2000. In fiscal 2000, R&D increased by 40% from $17.4 million in fiscal 1999. The increases in both periods reflect increased engineering staff as well as increases in masks, prototype wafers and other development costs. The majority of the increases in fiscal 2001 and fiscal 2000 reflect the Company's accelerated investment in chipset development programs, at both its Austin, Texas and Hauppauge, New York design centers. Development programs in embedded systems products also increased in fiscal 2001, compared to fiscal 2000.

The Company's fiscal 2002 engineering efforts will continue to focus on chipset design and validation activities, as well as in new product development and continuing enhancements and cost reductions in its existing Advanced I/O and embedded systems product lines.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were approximately 22% of revenues in each of the past two fiscal years, totaling $35.4 million in fiscal 2001 and $33.0 million in fiscal 2000. In dollars, the fiscal 2001 increase primarily resulted from increased legal fees associated with certain ongoing litigation, as well as increased direct selling and marketing costs associated with higher fiscal 2001 revenues.

Selling, general and administrative expenses were $33.0 million in fiscal 2000, compared to $30.5 million in fiscal 1999. This increase was primarily the result of the elimination of administrative support subsidies no longer being received from SMC Networks, Inc. (SMCN), the Company's former local area networking business. These subsidies ended in the middle of fiscal 1999 concurrently with the bilateral termination of the Company's administrative support services for SMCN. In addition, transitions in executive management resulted in an increase in compensation costs in fiscal 2000.

Other Income and Expense

The increases in interest income in fiscal 2001 compared to fiscal 2000, and in fiscal 2000 compared to fiscal 1999, are predominantly due to interest income received on higher average balances of cash and cash equivalents available for investment.

Other income (net), totaled $29.0 million in fiscal 2001, compared to nominal amounts reported in both fiscal 2000 and fiscal 1999. The significant increase in fiscal 2001 reflects gains realized on sales of a portion of the Company's investment in Singapore-based Chartered Semiconductor Manufacturing Ltd. (Chartered), as well as proceeds from sales of call options covering a portion of its Chartered stock holdings. During fiscal 2001, the gains totaled $24.2 million, while proceeds from the sales of call options were $2.2 million. No call options were exercised in fiscal 2001, and there are no outstanding call options as of February 28, 2001.

Income Taxes

Generally, the Company's income tax rate includes the federal, state and foreign statutory tax rates, the impact of certain permanent differences between the book and tax accounting treatment of certain expenses, the impact of tax-exempt income and various tax credits.

The Company's effective income tax rate for fiscal 2001 was approximately 33%. By comparison, the effective income tax rate was approximately 37% in fiscal 2000 and 30% in fiscal 1999. The fiscal 2001 effective tax rate primarily reflects the federal statutory tax rate, partially reduced by the impact of tax exempt income. The Company's higher effective income tax rate in fiscal 2000 primarily resulted from the impact of certain losses incurred in foreign tax jurisdictions for which no corresponding tax benefit was recorded.

Discontinued Operations

In March 1999, the Company's Board of Directors approved a plan for the Company to divest its Foundry Business Unit (FBU). The FBU had experienced significant losses during its last several years of operations. The divestiture was completed on June 1, 1999, with the sale of the assets of the Foundry Business Unit to privately held Inertia Optical Technology Applications, Inc. (IOTA) of Newark, New Jersey. The assets of the Foundry Business Unit were then combined with the operations of IOTA, and the combined businesses began operating as Standard MEMS, Inc. (SMI).

The transaction was effected through IOTA's purchase of the FBU's assets in exchange for common stock of IOTA representing 38% of IOTA's outstanding capital stock. As a result of this transaction, the Company recorded a charge of $13.3 million, net of $1.9 million of tax benefits, in the fourth quarter of fiscal 1999, covering write-downs of certain FBU assets, operating losses expected to occur before completion of the transaction, and other costs associated with the transaction. In the fourth quarter of fiscal 2000, the Company reduced this charge by $0.7 million, net of $0.4 million of income taxes, reflecting lower expected final disposition costs, and also recognized $3.4 million of previously reserved tax benefits on the transaction.

The Company committed to reducing its 38% interest in SMI to 19% or less within one year of the original transaction. In the first quarter of fiscal 2001, the Company realized an after-tax gain of $4.8 million from the sale of most of its ownership interest in SMI. This gain is reported as a Gain on the sale of discontinued operations on the Consolidated Statement of Operations.

The Company's historical financial information reports the operating results, net assets and cash flows of the Foundry Business Unit as a discontinued operation for all periods presented in which the Company operated that business. The discussions and analyses contained herein are of continuing operations, as restated, unless otherwise noted.

Liquidity and Capital Resources

The Company's financial condition continues to be strong, with a current ratio of 6 to 1 and no bank debt. In recent years, the Company has financed its operating and capital requirements principally through cash flows from operations, supplemented by cash generated from sales of discontinued businesses and other investments.

The Company's cash, cash equivalents and short-term investments increased from $75.4 million at the end of fiscal 2000 to $109.2 million at the end of fiscal 2001. Working capital increased from $111.0 million to $146.4 million during this same period. Excluding the impact of income tax payments, most of which were the result of gains on security sales, the Company's operating activities generated $7.1 million of cash in fiscal 2001.

The Company generated $38.6 million of cash in fiscal 2001 through the sales of investments in other companies. The majority of these sales consisted of a portion of the Company's investment in Chartered Semiconductor, as well as the sale of call options covering part of this investment. As of February 28, 2001, the Company still holds 444,000 of its original 828,000 American Depository Shares (ADSs) in Chartered. The Company's investment in Chartered was originally acquired for $19.9 million during fiscal 1996. Under the terms of an agreement related to this investment, the Company is allocated sub-micron wafer production capacity for ten years in Chartered's wafer fabrication facilities.

During the first quarter of fiscal 2001, the Company received $12.4 million in cash from the sale of a majority of its investment in Standard MEMS, Inc., which is reported within Net cash provided by discontinued operations in the Consolidated Statements of Cash Flows.

The Company's accounts receivable reflects its standard credit terms, and contains minimal delinquencies at February 28, 2001. There were no material bad debt losses in either fiscal 2001 or fiscal 2000.

During fiscal 2001, the Company's inventories increased by approximately $11.9 million to $32.0 million as of February 28, 2001. This increase in inventory is primarily due to the Company increasing minimum stock levels, at the processed wafer manufacturing stage, on certain high-volume products to be more responsive to customers' non-forecasted product demands. Also, during the middle of fiscal 2001, the Company decided to build up inventory of key products from its foundries due to forecasted tight wafer manufacturing capacity, which was followed by lower than forecasted demand during the fourth quarter of fiscal 2001. Typically, the Company requires several months to respond to unanticipated declines in demand and bring its inventories in line with current demand forecasts. The Company believes that it is well-positioned to meet customer demand.

In October 1998, the Company's Board of Directors authorized the repurchase of up to one million shares of its common stock on the open market or in private transactions. In July 2001, the authorization from the Company's Board was expanded from one million shares to two million shares. As of February 28, 2001, the Company has repurchased a total of 998,000 shares, at a cost of $8.3 million, under this program. Of that total, 328,000 shares, including 200,000 shares purchased from Intel Corporation as more fully described in Note 8, were repurchased for $4.0 million during fiscal 2001.

The majority of the $14.6 million and $10.5 million of capital expenditures incurred in fiscal 2001 and fiscal 2000, respectively, were for expanding the Company's semiconductor test operation and acquiring intellectual property used in the design of the Company's products. There were no material commitments for capital expenditures as of February 28, 2001.

The Company has considered in the past, and will continue to consider, various possible transactions to secure necessary foundry manufacturing capacity, including equity investments in, prepayments to, or deposits with foundries, in exchange for guaranteed capacity or other arrangements which address the Company's manufacturing requirements. The Company may also consider utilizing cash to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, the Company may evaluate potential acquisitions of or investment in such businesses, products or technologies owned by third parties.

The Company expects that its cash, cash equivalents, short-term investments, cash flows from operations and its borrowing capacity will be sufficient to finance the Company's operating and capital requirements through the end of fiscal 2002.

Financial Market Risks

As of February 28, 2001, the Company's $9.6 million of short-term investments consisted primarily of investments in municipal obligations with maturities of between three and twelve months. If market interest rates were to increase immediately and uniformly by 10 percent from levels at February 28, 2001, the fair value of these short-term investments would decline by an immaterial amount. The Company generally expects to hold its fixed income investments until maturity and, therefore, would not expect operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on short-term investments.

The Company has international sales and expenditures and is, therefore, subject to certain foreign currency rate exposure. The Company conducts a significant amount of its business in Asia. In order to reduce the risk from fluctuation in foreign exchange rates, most of the Company's product sales and all of its arrangements with its foundry, test and assembly vendors are denominated in U.S. dollars. Transactions in the Japanese market made by the Company's majority owned subsidiary, Toyo Microsystems Corporation (TMC), are denominated in Japanese yen. The Company has never received a cash dividend (repatriation of cash) from TMC nor does it expect to receive such a dividend in the near future. The Company has not entered into any significant currency hedging activities.

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

Standard Microsystems Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)


For the years ended February 28 or 29,                                       2001        2000        1999
---------------------------------------------------------------------------------------------------------
Revenues .............................................................   $163,428    $153,247    $155,826

Cost of goods sold ...................................................     96,660      93,884      99,846
                                                                         --------     -------     -------

Gross profit .........................................................     66,768      59,363      55,980

Operating expenses:
  Research and development ...........................................     32,580      24,365      17,437
  Selling, general and administrative ................................     35,369      32,993      30,550
  Write-down of investment ...........................................         --          --       1,554
                                                                         --------     -------     -------

Income (loss) from operations ........................................     (1,181)      2,005       6,439

Other income (expense):
  Interest income ....................................................      5,534       3,442       2,667
  Interest expense ...................................................       (212)       (285)       (279)
  Other income (expense), net ........................................     28,971         258        (167)
                                                                          -------     -------     -------

Income before income taxes and minority interest .....................     33,112       5,420       8,660

Provision for income taxes ...........................................     10,852       2,007       2,586

Minority interest in net income (loss) of subsidiary .................         96        (29)          71
                                                                         --------     -------     -------

Income from continuing operations ....................................     22,164       3,442       6,003

Discontinued operations:
  Loss from discontinued operations (net of income tax benefits
     of  $2,956) .....................................................         --          --      (5,255)
  Gain (loss) on sales of discontinued operations (net of income taxes
     of  $2,799, ($2,980), and ($1,908)) .............................      4,765       4,151     (13,293)
                                                                         --------     -------     -------

Income (loss) before cumulative effect of change in
  accounting principle ...............................................     26,929       7,593     (12,545)

Cumulative effect of change in accounting principle (net of
  income tax benefits of $1,716) .....................................         --      (2,924)        --
                                                                         --------    --------    --------

Net income (loss) ....................................................   $ 26,929    $  4,669    $(12,545)
                                                                          =======     =======    ========

Basic net income (loss) per share:

  Income from continuing operations ..................................   $   1.39    $   0.22    $   0.38
  Loss from discontinued operations ..................................         --          --       (0.33)
  Gain (loss) on sales of discontinued operations ....................       0.30        0.27       (0.84)
  Cumulative effect of change in accounting principle ................         --       (0.19)         --
                                                                          --------   --------    --------

Basic net income (loss) per share ....................................   $   1.69    $   0.30    $  (0.79)
                                                                         ========    ========    ========

Diluted net income (loss) per share:

  Income from continuing operations ..................................   $   1.29    $   0.22    $   0.38
  Loss from discontinued operations ..................................         --          -        (0.33)
  Gain (loss) on sales of discontinued operations ....................       0.28        0.26       (0.84)
  Cumulative effect of change in accounting principle ................         --       (0.19)         --
                                                                         --------    --------    --------

Diluted net income (loss) per share ..................................   $   1.57    $   0.29    $  (0.79)
                                                                         ========     =======    ========

The accompanying notes are an integral part of these consolidated financial statements.

Standard Microsystems Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

As of February 28 or 29,                                     2001        2000
------------------------------------------------------------------------------

Assets

Current assets:
  Cash and cash equivalents ........................... $  99,545   $  73,405
  Short-term investments ..............................     9,629       2,000
  Accounts receivable, net of allowance for doubtful
    accounts of $362 and $480, respectively ...........    16,776      16,559
  Inventories .........................................    31,999      20,051
  Deferred income taxes ...............................     8,718      12,779
  Other current assets ................................     7,080       9,277
                                                          -------     -------

  Total current assets ................................   173,747     134,071

Property, plant and equipment, net ....................    35,492      32,137
Investment in Chartered Semiconductor .................    13,001      73,104
Deferred income taxes .................................     2,019          --
Other assets ..........................................    14,839      19,196
                                                          -------     -------

                                                        $ 239,098   $ 258,508
                                                          =======     =======

Liabilities and shareholders' equity

Current liabilities:
  Accounts payable .................................... $  11,721   $   9,575
  Deferred income on shipments to distributors ........     6,672       5,958
  Accrued expenses and other liabilities ..............     8,972       7,522
                                                          -------     -------

  Total current liabilities ...........................    27,365      23,055
                                                          -------     -------

Deferred income taxes .................................        --      15,387
Other liabilities .....................................     5,812       6,764

Commitments and contingencies


Minority interest in subsidiary .......................    11,606      11,510

Shareholders' equity:
  Preferred stock, $.10 par value
    authorized 1,000,000 shares, none issued ..........        --          --
  Common stock, $.10 par value authorized
    30,000,000 shares, issued 17,082,000
    and 16,431,000 shares, respectively                     1,708       1,643
  Additional paid-in capital ..........................   116,515     112,297
  Retained earnings ...................................    79,052      52,123
  Treasury stock, 998,000 and 671,000 shares,
     respectively, at cost ............................    (8,330)     (4,379)
  Accumulated other comprehensive income ..............     5,370      40,108
                                                          -------     -------

  Total shareholders' equity ..........................   194,315     201,792
                                                          -------     -------

                                                        $ 239,098   $ 258,508
                                                         ========    ========

The accompanying notes are an integral part of these consolidated financial statements.

Standard Microsystems Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

                                                                                                           Accumulated
                                                                  Additional                                  Other
                                                   Common Stock     Paid-In    Retained    Treasury Stock  Comprehensive
                                                  Shares  Amount    Capital    Earnings    Shares  Amount     Income      Total
-----------------------------------------------------------------------------------------------------------------------------------


Balance at February 28, 1998 ...................  15,926 $ 1,593  $ 107,306    $ 59,999       -         -  $   3,479      $ 172,377

  Comprehensive loss:
  Net loss .....................................       -       -          -     (12,545)      -         -          -        (12,545)
  Other comprehensive income (loss)
     Change in unrealized gain on investments ..       -       -          -           -       -         -       (334)          (334)
     Foreign currency translation adjustment ...       -       -          -           -       -         -        522            522
                                                                                                                           ---------
  Total other comprehensive income .............                                                                                188
                                                                                                                           ---------
  Total comprehensive loss .....................                                                                            (12,357)

  Shares issued under Incentive Savings
   and Retirement Plan .........................      95      10        778           -       -         -          -            788
  Stock options exercised ......................      23       2        184           -       -         -          -            186
  Tax effect of employee stock plans ...........       -       -         16           -       -         -          -             16
  Stock grants to employees, net ...............       1       -        381           -       -         -          -            381
  Purchases of treasury stock ..................       -       -          -           -    (521)   (2,957)         -         (2,957)
------------------------------------------------------------------------------------------------------------------------------------

Balance at February 28, 1999 ...................  16,045   1,605    108,665      47,454    (521)   (2,957)     3,667        158,434

  Comprehensive income:
  Net income ...................................       -       -          -       4,669       -        -          -           4,669
  Other comprehensive income
     Change in unrealized gain on investments ..       -       -          -           -       -        -     35,737          35,737
     Foreign currency translation adjustment ...       -       -          -           -       -        -        704             704
                                                                                                                          ---------
  Total other comprehensive income .............                                                                             36,441
                                                                                                                          ---------
  Total comprehensive income ...................                                                                             41,110

  Shares issued under Incentive Savings
    and Retirement Plan ........................      90       9        784           -       -        -          -             793
  Stock options exercised ......................     223      22      1,938           -       -        -          -           1,960
  Tax effect of employee stock plans ...........       -       -        232           -       -        -          -             232
  Stock grants to employees, net ...............      73       7        678           -       -        -          -             685
  Purchases of treasury stock ..................       -       -          -           -    (150)  (1,422)         -          (1,422)
------------------------------------------------------------------------------------------------------------------------------------

Balance at February 29, 2000 ...................  16,431   1,643    112,297      52,123    (671)  (4,379)    40,108         201,792

  Comprehensive loss:
  Net income ...................................       -       -          -      26,929       -        -          -          26,929
  Other comprehensive loss
     Change in unrealized gain on investments ..       -       -          -           -       -        -    (33,778)        (33,778)
     Foreign currency translation adjustment ...       -       -          -           -       -        -       (960)           (960)
                                                                                                                          ---------
  Total other comprehensive loss ...............                                                                            (34,738)
                                                                                                                          ---------
  Total comprehensive loss .....................                                                                             (7,809)

  Shares issued under Incentive Savings
    and Retirement Plan ........................      23       2        317           -       -        -          -             319
  Stock options exercised ......................     333      33      3,003           -       -        -          -           3,036
  Tax effect of employee stock plans ...........       -       -        567           -       -        -          -             567
  Stock grants to employees, net ...............      95      10        351           -       -        -          -             361
  Net exercise of stock warrants ...............     200      20        (20)          -       -        -          -               -
  Purchases of treasury stock ..................       -       -          -           -    (327)  (3,951)         -          (3,951)
------------------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 2001 ...................  17,082 $ 1,708  $ 116,515    $ 79,052    (998) $(8,330)  $  5,370       $ 194,315
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Standard Microsystems Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)


For the years ended February 28 or 29,                            2001        2000         1999
----------------------------------------------------------------------------------------------

Cash flows from operating activities:

  Cash received from customers ............................  $ 163,355   $ 163,468   $ 151,998
  Cash paid to suppliers and employees ....................   (160,868)   (148,099)   (139,735)
  Interest received .......................................      4,795       3,417       2,737
  Interest paid ...........................................       (212)       (285)       (279)
  Income taxes paid .......................................     (8,239)       (796)        (92)

                                                             ---------   ---------   ---------
    Net cash provided by (used for) operating activities ..     (1,169)     17,705      14,629
                                                             ---------   ---------   ---------

Cash flows from investing activities:
  Capital expenditures ....................................    (14,600)    (10,503)    (10,847)
  Sales of machinery and equipment ........................        891         863       6,464
  Sales of investments, principally Chartered Semiconductor     38,608         297          --
  Purchases of short-term investments .....................    (10,632)     (8,000)     (5,002)
  Sales of short-term investments .........................      3,003       8,000      11,605
  Other ...................................................       (140)       (214)       (564)
                                                             ---------   ---------   ---------
    Net cash provided by (used for)  investing activities .     17,130      (9,557)      1,656
                                                             ---------   ---------   ---------
Cash flows from financing activities:
  Proceeds from issuance of common stock ..................      3,111       2,457         363
  Purchases of treasury stock .............................     (3,951)     (1,422)     (2,957)
  Repayments of obligations under capital leases ..........       (924)       (853)       (654)
                                                             ---------   ---------   ---------
    Net cash provided by (used for) financing activities ..     (1,764)        182      (3,248)
                                                             ---------   ---------   ---------
Effect of foreign exchange rate changes on cash and cash
     equivalents ..........................................       (424)        226         170
                                                             ---------   ---------   ---------
Net cash provided by (used for) discontinued operations ...     12,367      (3,222)      7,709
                                                             ---------   ---------   ---------
Net increase in cash and cash equivalents .................     26,140       5,334      20,916
                                                             ---------   ---------   ---------
Cash and cash equivalents at beginning of year ............     73,405      68,071      47,155
                                                             ---------   ---------   ---------

Cash and cash equivalents at end of year .................. $   99,545  $   73,405  $   68,071
                                                             =========   =========    =========

Reconciliation of income from continuing operations to net cash provided by (used for) operating activities:

Income from continuing operations ......................... $   22,164  $    3,442  $    6,003

Adjustments to reconcile income from continuing operations to net cash provided by (used for) operating activities:

  Depreciation and amortization ...........................     11,792       9,988      10,544
  Gains on sales of investments ...........................    (28,935)       (276)         --
  Other adjustments, net ..................................       (221)        189       2,340

  Changes in operating assets and liabilities:
    Accounts receivable ...................................        (44)      9,933      (4,183)
    Inventories ...........................................    (12,139)     (7,354)      3,171
    Accounts payable and accrued expenses and
     other liabilities.....................................      3,982         363      (4,868)
    Other changes, net ....................................      2,232       1,420       1,622
                                                             ---------    --------   ---------
Net cash provided by (used for) operating activities....... $   (1,169) $   17,705  $   14,629
                                                             =========   =========   =========

Noncash investing and financing activities:
During fiscal 1999, the Company financed certain capital expenditures totaling $1,447 through capital lease obligations.
During fiscal 1999, the Company sold certain equipment for $8,224, of which one installment payment of $197 is receivable in fiscal 2002.

The accompanying notes are an integral part of these consolidated financial statements.

                        Standard Microsystems Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       DESCRIPTION OF BUSINESS

Standard Microsystems Corporation (the Company or SMSC), a Delaware corporation founded in 1971 and based in Hauppauge, New York, is a worldwide supplier of leading-edge MOS/VLSI integrated circuits for the personal computer, peripherals and embedded systems marketplaces. The Company's products provide solutions in Advanced Input/Output (I/O) technology, Systems Logic, USB Connectivity, Local Area Networking and Embedded Control Systems. SMSC is the world's leading supplier of I/O integrated circuits for personal computers.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The Company's fiscal year ends on the last day in February. The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany accounts and transactions.

Reclassifications
Certain items in the prior years' consolidated financial statements have been reclassified to conform to the fiscal 2001 presentation.

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

Short-Term Investments
Marketable debt and equity securities are reported at fair value. Unrealized gains and losses on short-term investments are either included within net income for those securities classified as trading securities, or included as a separate component of shareholders' equity for those securities classified as available-for-sale. As of February 28, 2001, short-term investments consist primarily of investments in corporate obligations with maturities of between three and twelve months and are classified as available-for-sale. The cost of these short-term investments approximates their market value as of February 28, 2001.

Fair Value of Financial Instruments
The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to their short-term maturities. The amounts presented for other long-term liabilities also approximate their fair values.

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

Cost Basis Investments
Equity investments representing an ownership interest of less than 20% in non-publicly traded companies are carried at cost. Changes in the value of these investments are not recognized unless they are sold, or an impairment in value is deemed to be other than temporary.

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

Revenue Recognition
The Company recognizes revenue from product sales to original equipment manufacturers (OEMs) and end-users at the time of shipment, net of appropriate reserves for product returns and allowances. Certain of the Company's sales are made to distributors under agreements allowing price protection and rights to return unsold merchandise. Accordingly, and pursuant to an accounting change implemented in fiscal 2000, recognition of revenue and associated gross profit on shipments to distributors is deferred until the distributors resell the products. This accounting change is further explained within Note 6 - Accounting Change - Recognition of Revenue on Shipments to Distributors.

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

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS
No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, and for hedging activities. SFAS No. 133, as amended, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

The Company does not presently make use of any significant derivative instruments, and therefore this new accounting pronouncement is not expected to have a material effect on its consolidated financial statements.

In March 2000, the FASB issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25 (FIN 44). FIN 44 clarifies the application of Opinion No. 25 for (a) the definition of employee for purposes of applying Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. The adoption of FIN 44, which became effective July 1, 2000, did not have a material effect on the Company's consolidated financial statements.

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

For the years ended February 28 or 29,                2001      2000       1999
-------------------------------------------------------------------------------
   Average shares outstanding for basic
     net income (loss) per share ..........         15,925    15,620     15,789
   Dilutive effect of stock options
     and warrants .........................          1,240       295         35
-------------------------------------------------------------------------------
   Average shares outstanding for
     diluted net income (loss) per share...         17,165    15,915     15,824
-------------------------------------------------------------------------------

As of February 28, 2001, outstanding options covering 511,000 common shares were excluded from the computation of diluted net income (loss) per share because their effect was antidilutive.

4.   DISCONTINUED OPERATIONS

In March 1999, the Company's Board of Directors approved a plan for the Company to divest its Foundry Business Unit (FBU). This divestiture was completed on June 1, 1999, with the Company signing an Asset Purchase Agreement, and related agreements, selling the assets of the FBU to privately held Inertia Optical Technology Applications, Inc. (IOTA) of Newark, New Jersey, in exchange for 38% of IOTA's outstanding common stock. The combined businesses now operate as Standard MEMS, Inc. (SMI).

The Company has reported the operating results, net assets and cash flows of the FBU as a discontinued operation. Upon approval of the plan of disposition, the Company recorded a pre-tax charge of $15,200,000 in the fourth quarter of fiscal 1999, covering write-downs of certain assets, pre-closing operating losses, and other costs associated with the transaction.

In the fourth quarter of fiscal 2000, the Company recorded a $4,151,000 adjustment to reduce the loss on the disposition of this operation, primarily reflecting a previously reserved income tax benefit, as well as an adjustment of estimated final disposition costs.

During the first quarter of fiscal 2001, the Company sold the majority of its ownership interest in SMI and realized an after-tax gain of $4,765,000, which appears as a Gain on sale of discontinued operation on the Consolidated Statement of Operations for the year ended February 28, 2001. This sale of SMI stock reduced the Company's ownership interest in SMI below 5%, satisfying its prior commitment to reduce its SMI ownership below 20%.

Summarized financial information for this discontinued operation is as follows (in millions):

As of February 28, 1999 and for the year then ended
----------------------------------------------------

Revenues ........................   $  10.3
Loss before income taxes.........      (8.2)
Net loss ........................      (5.3)
Current assets ..................       5.1
Total assets ....................       6.6
Current liabilities .............       1.3
Net assets ......................       5.3
-----------------------------------------------------

5.   INVESTMENTS

Investment in Chartered Semiconductor
During fiscal 1996, the Company entered into an agreement with Singapore-based Chartered Semiconductor Manufacturing Ltd. (Chartered), whereby the Company acquired a minority equity interest of less than 2% in Chartered for $19,944,000. Under the terms of this agreement, the Company is allocated sub-micron wafer production capacity for ten years in Chartered's wafer fabrication facilities.

In October 1999, shares of Chartered began trading publicly on the Singapore stock exchange, and also began trading on the NASDAQ stock exchange as American Depository Shares, or ADSs.

The significant increase in other income (net) in fiscal 2001 reflects gains realized on sales of a portion of the Company's investment in Chartered, as well as proceeds from sales of call options covering a portion of its Chartered stock holdings. The gains totaled $24,239,000 in fiscal 2001, while proceeds from the sales of call options were $2,220,000 during the same period. No call options were exercised during fiscal 2001, and there are no outstanding call options as of February 28, 2001. As of February 28, 2001, the Company held approximately 444,000 of its original 828,000 Chartered ADSs, which have an original cost of $10,717,000 and which are reported on the Consolidated Balance Sheet at $13,001,000, based upon their closing price on the Nasdaq stock market on that date.

Investment in Accelerix Incorporated
During fiscal 1997 and fiscal 1998, the Company acquired an equity interest of less than 20% in privately held Accelerix Incorporated of Ontario, Canada, for $1,733,000. During the fourth quarter of fiscal 1999, the Company recorded a $1,554,000 write-down of this investment to reflect its fair market value. The investment was subsequently sold at approximately its written down value in fiscal 2000.

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

The cumulative effect of this change in accounting principle was a charge of $2,924,000, net of $1,716,000 of income tax benefits, or $0.19 per diluted share, recorded in fiscal 2000. The estimated pro forma effects of the accounting change on operating results for fiscal 2000 and fiscal 1999 are presented below (in thousands, except per share data):

For the years ended February 29 or 28,                  2000         1999
-------------------------------------------------------------------------
As reported:

Revenues ...............................            $153,247     $155,826
Income from continuing operations ......               3,442        6,003
Net income (loss) ......................               4,669      (12,545)
Basic net income (loss) per share
   Income from continuing operations ...                0.22         0.38
   Net income (loss) ...................                0.30        (0.79)
Diluted net income (loss) per share
   Income from continuing operations ...                0.22         0.38
   Net income (loss) ...................                0.29        (0.79)
--------------------------------------------------------------------------

Unaudited pro forma amounts reflecting the change in accounting principle applied retroactively:

Revenues ...............................            $153,247     $151,768
Income from continuing operations ......               3,442        5,186
Net income (loss) ......................               7,593      (13,362)
Basic net income (loss) per share
   Income from continuing operations ...                0.22         0.32
   Net income (loss) ...................                0.49        (0.85)
Diluted net income (loss) per share
   Income from continuing operations ...                0.22         0.32
   Net income (loss) ...................                0.48        (0.85)
--------------------------------------------------------------------------

7.   OTHER BALANCE SHEET DATA

(In thousands)

As of February 28 or 29,                    2001       2000
-----------------------------------------------------------

Inventories:
Raw materials ........................  $    558   $    361
Work-in-process ......................    22,859     11,146
Finished goods .......................     8,582      8,544
-----------------------------------------------------------
                                        $ 31,999   $ 20,051
===========================================================

Property, plant and equipment:
Land .................................  $  3,434   $  3,434
Buildings and improvements ...........    29,540     28,097
Machinery and equipment ..............    82,794     70,193
-----------------------------------------------------------
                                         115,768    101,724
Less: accumulated depreciation .......    80,276     69,587
-----------------------------------------------------------
                                        $ 35,492   $ 32,137
===========================================================

Other assets:
Common stock of SMC Networks, Inc. ...  $  8,452    $ 8,452
Other ................................     6,387     10,744
-----------------------------------------------------------
                                        $ 14,839   $ 19,196
===========================================================

Accrued expenses and other liabilities
Salaries and fringe benefits .........  $  2,839    $ 3,696
Other ................................     6,133      3,826
-----------------------------------------------------------
                                        $  8,972    $ 7,522
===========================================================

Other liabilities:
Retirement benefits ..................  $  4,722    $ 4,672
Obligations under capital leases .....     1,090      2,092
-----------------------------------------------------------
                                        $  5,812    $ 6,764
===========================================================

8.  SHAREHOLDERS' EQUITY

Common Stock Repurchase Program
In October 1998, the Company's Board of Directors approved a common stock repurchase program, allowing the repurchase of up to one million shares of its common stock on the open market or in private transactions. In July 2000, the authorization from the Company's Board was expanded from one million shares to two million shares. As of February 28, 2001, the Company had repurchased 998,000 shares of common stock at a cost of $8,330,000, under this program. Of that total, 328,000 shares, including the 200,000 shares purchased from Intel Corporation as described below, were repurchased in fiscal 2001 at a cost of $3,951,000. The Company currently holds repurchased shares as treasury stock, reported at cost.

Investment by Intel Corporation
In March 1997, the Company and Intel Corporation (Intel) entered into a Common Stock and Warrant Purchase Agreement (the Agreement) whereby Intel purchased 1,543,000 newly issued shares of the Company's common stock for $9.50 per share, or $14,654,000. Intel also received a three-year warrant to purchase an additional 1,543,000 shares. In March 2000, as provided for in the warrant, Intel executed a "net exercise", whereby Intel was issued 200,000 shares of the Company's common stock, which was equal in fair value to the excess of the warrant's market value over its exercise value, as defined in the Agreement. The Company immediately repurchased these 200,000 shares from Intel for $1,928,000 under its common stock repurchase program. This warrant is now fully exercised.

So long as Intel continues to hold its initial investment, the Agreement provides Intel with certain rights, including a right of first refusal upon certain proposed sales of common stock by the Company, demand registration rights with respect to shares acquired under the Agreement, a right for Intel to designate a representative to serve on the Company's Board of Directors, and antidilution rights. The Agreement also imposes certain restrictions upon Intel, including limitations, in certain circumstances, on Intel's ability to acquire additional shares of the Company's common stock (referred to as a standstill arrangement), and restrictions on the transfer of shares acquired pursuant to the Agreement.

Shareholder Rights Plan
The Company maintains a Shareholder Rights Plan as part of its commitment to ensure fair value to all shareholders in the event of an unsolicited takeover offer. The Company's current Shareholder Rights Plan was adopted by its Board of Directors in January 1998, replacing the Company's previous plan which had expired on January 12, 1998. Under this plan, the Company's shareholders of record on January 13, 1998 received a dividend distribution of one preferred stock purchase right for each share of common stock then held. In the event of certain efforts to acquire control of the Company, these rights allow shareholders to purchase common stock of the Company at a discounted price. The rights will expire in January 2008, unless previously redeemed by the Company at $.01 per right. In December 2000, the Company amended this plan to exclude Citigroup, Inc.'s (Citigroup) ownership of the Company's common stock from requiring distribution of rights under the plan, so long as Citigroup remains a passive investor and its ownership interest does not exceed 28%. Citigroup is the Company's largest shareholder at February 28, 2001.

9.     INCOME TAXES

The provision for income taxes included in the accompanying Consolidated Statements of Operations consists of the following (in thousands):

For the years ended February 28 or 29,           2001       2000       1999
                                            ---------  ---------   --------
Current
    Federal ..............................    $ 7,684   $ (4,228)    $  661
    Foreign ..............................        602         87        140
    State ................................        149        718         68
                                            ---------  ---------   --------
                                                8,435     (3,423)       869
Deferred .................................      5,216        734     (3,147)
                                            ---------  ---------   --------
                                               13,651     (2,689)    (2,278)
Less: tax provision for (benefit from)
   discontinued operations ...............      2,799     (2,980)    (4,864)
Less: tax benefits from change in accounting
   principle .............................         --     (1,716)        --
                                            ---------  ---------   --------
                                              $10,852    $ 2,007    $ 2,586
                                            ---------  ---------   --------

The tax provision for discontinued operations in fiscal 2001 results from the gain realized on the sale of the Company's investment in Standard MEMS, Inc. during the first quarter of fiscal 2001. The tax benefits from discontinued operations in fiscal 2000 included $3,413,000 of previously reserved tax benefits related to the Company's June 1999 sale of its former Foundry Business Unit. This transaction is further described in Note 4 to these Consolidated Financial Statements.

The provision for income taxes differs from the amount computed by applying the U.S. Federal statutory tax rate as a result of the following:

For the years ended February 28 or 29,          2001      2000      1999
------------------------------------------------------------------------
Provision for income taxes
 computed at U.S. federal statutory rate .....  35.0%     35.0%     35.0%
State taxes, net of federal benefit ..........   0.2       1.0       1.3
Differences between foreign
      and U.S. income tax rates ..............   0.7       8.1      (0.9)
Tax-exempt income ............................  (2.2)     (5.7)     (5.5)
Other ........................................  (0.9)     (1.4)       --

------------------------------------------------------------------------
                                                32.8%     37.0%     29.9%
------------------------------------------------------------------------

The tax effects of temporary differences that result in deferred tax benefits and liabilities are as follows (in thousands):

As of February 28 or 29,                          2001        2000
------------------------------------------------------------------

Deferred tax assets:
Reserves and accruals not currently
   deductible for income tax purposes .......  $ 3,771     $ 5,324
Net operating loss carryforwards ............       --       3,750
Intangible asset amortization ...............    2,846       3,323
Inventory valuation .........................    2,719       1,761
Purchased in-process technology .............    1,485       1,614
Property, plant and equipment depreciation ..      900         779
Other .......................................      225         238
------------------------------------------------------------------
       Total deferred tax assets ............   11,946      16,789

Deferred tax liabilities:
Unrealized gains on investments ..............  (1,209)    (19,397)
------------------------------------------------------------------
       Total deferred tax liabilities ........  (1,209)    (19,397)
------------------------------------------------------------------

Net deferred tax assets (liabilities) ....... $ 10,737     $(2,608)
------------------------------------------------------------------

Income before income taxes and minority interest includes foreign income of $864,000, $474,000, and $363,000 for fiscal 2001, 2000, and 1999, respectively.

The Company has $1,942,000 of New York State tax credit carryforwards at the end of fiscal 2001, of which $68,000 will expire in fiscal 2002. The remaining $1,874,000 of credit carryforwards expire at various dates in fiscal 2003 through fiscal 2010.

A net operating loss reported by the Company in fiscal 1998, the majority of which was generated by discontinued operations, was carried back against profits reported in prior periods and resulted in an income tax refund of $18,092,000 received in fiscal 1999. This refund is included within Net cash provided by (used for) discontinued operations in the Consolidated Statements of Cash Flows.

10.   MINORITY INTEREST IN SUBSIDIARY

Sumitomo Metal Industries, Ltd. Of Osaka, Japan (Sumitomo) owns 20% of the issued and outstanding common stock and all of the non-cumulative, non-voting 6% preferred stock of the Company's subsidiary, Toyo Microsystems Corporation
(TMC). The Company and Sumitomo have agreed to declare a preferred dividend if TMC should realize net income of at least five times the total amount of preferred dividends which would be payable on all preferred stock then outstanding. The annual preferred dividend would be equal to 6% of the subscription price of 2.16 billion yen, or approximately $1,037,000 at an exchange rate of 125 yen per dollar. No such dividends have as yet been declared. In the event that a third party acquires a majority of the outstanding common stock of the Company, Sumitomo has the option to require the Company to purchase Sumitomo's interest in TMC.

11.   COMMITMENTS AND CONTINGENCIES

Compensation
Certain executives and key employees are employed under separate agreements terminating on various dates through fiscal 2003. These agreements provide, among other things, for annual base salaries and guaranteed incentives totaling $919,000 and $301,000 in fiscal 2002 and 2003, respectively.

Capital Leases
The Company leases certain equipment under long-term capital leases, some of which include options to purchase the equipment for a nominal cost at the termination of the lease.

Included within property and equipment are the following assets held under capital leases (in thousands):

As of February 28 or 29,                2001        2000
--------------------------------------------------------
Machinery and equipment .........  $   4,676   $   4,676
Less: Accumulated depreciation ..     (2,509)     (1,759)
--------------------------------------------------------
                                   $   2,167   $   2,917
========================================================

Future minimum lease payments for assets under capital leases for the next five fiscal years are as follows (in thousands):


2002 ...................................     $  1,136
2003 ...................................          940
2004 ...................................          204
2005 ...................................           --
2006 ...................................           --
-----------------------------------------------------
Total minimum lease payments ...........        2,280
Less:  Amount representing interest ....          187
-----------------------------------------------------
Present value of minimum lease payments.        2,093
Less: Current portion ..................        1,003
-----------------------------------------------------
Long-term obligation                         $  1,090
=====================================================

Operating Leases

The Company leases certain facilities, equipment and vehicles under operating leases. Total rental expenses for all operating leases was $1,935,000, $1,654,000 and $2,025,000 in fiscal 2001, 2000 and 1999, respectively.

The Company leases certain of its buildings and related improvements to outside parties under noncancelable operating leases, including one such lease executed in March 2000. At February 29, 2001, the cost and accumulated depreciation of the leased buildings were $24,320,000 and $18,301,000, respectively.

Future minimum rental income and commitments under operating leases for the next five fiscal years are as follows (in thousands):

                                          Rental          Rental
                                          Income     Commitments
----------------------------------------------------------------

2002 ..............................     $   791          $ 1,406
2003 ..............................         823              887
2004 ..............................         856              713
2005 ..............................         536              359
2006 ..............................         445               91
2007 and thereafter ...............       2,194                -
-----------------------------------------------------------------
                                        $ 5,645          $ 3,456
=================================================================


Litigation
The Company is subject to various lawsuits and claims in the ordinary course of business. While the outcome of these matters cannot be determined, management believes that their ultimate resolution will not have a material effect on the Company's operations or financial position.

In October 2000, Standard Microsystems Corporation was named as a defendant, along with several other semiconductor suppliers, in a patent infringement lawsuit filed by U.S. Philips Corporation in the United States District Court for the Southern District of New York (U.S. Philips Corporation v. Analog Devices, Inc., et al, Case Number 00 CIV. 7426). The Complaint filed in the suit alleges that some of the Company's products infringe one Philips patent, and seeks injunctive relief and unspecified damages. The Company has reviewed and investigated the allegations in the complaint and believes that the suit is without merit. The Company has filed its answer in the Court and is contesting these allegations vigorously.

In October 1997, the Company sold an 80.1% interest in SMC Networks, Inc., a then-newly formed subsidiary comprised of its former local area networking division, to an affiliate of Accton Technology Corporation (Accton). n consideration for the sale, the Company received $40,237,000 in cash, of which $2,012,000 was placed in an escrow account, scheduled for release in January 1999, to secure the Company's indemnity obligations under the agreement. The Company's 19.9% minority interest in SMC Networks, Inc. is carried at a cost of $8,452,000 within other assets on the accompanying Consolidated Balance Sheets.

In December 1998, Accton notified the Company and the escrow agent of Accton's intention to seek indemnification and damages from the Company in excess of $10.0 million by reason of alleged misrepresentations and inadequate disclosures relating to the transaction and other alleged breaches of covenants and representations in the related agreements. Based upon those allegations, the escrow account was not released to the Company as scheduled in January 1999. In January 1999, SMSC filed an action in the Supreme Court of New York (the Action) against Accton, SMC Networks, Inc. and other parties, seeking the release of the escrow account to the Company on the grounds that Accton's allegations are without merit, and seeking payment of approximately $1.6 million (the majority of which is included within other assets on the Company's Consolidated Balance Sheet at February 28, 2001) owed to the Company by SMC Networks, Inc. In November 1999, the Court issued an order staying the Action and directed the parties to arbitration under the arbitration provisions of the original transaction agreements. The parties are now proceeding with arbitration and, in July 2000, the Company asserted various claims against Accton and its affiliates, including claims for fraud, improper transfer of profits, mismanagement, breach of fiduciary duties and payment default.

The Company remains confident that it negotiated and fully performed its obligations under the Agreements with Accton in good faith and considers the claims against it to be without merit. The Company is vigorously defending itself against the allegations made by Accton and, although it is not possible at this time to assess the likelihood of any liability being established, expects that the outcome will not be material to the Company. Furthermore, the Company is pursuing recovery of damages and other relief from Accton pursuant to the Company's claims, but the likelihood of any such recovery also cannot currently be established.

12.     BENEFIT AND INCENTIVE PLANS

Incentive Savings and Retirement Plan
The Company maintains a defined contribution Incentive Savings and Retirement Plan (the Plan) which, pursuant to Section 401(k) of the Internal Revenue Code, permits employees to defer taxation on their pre-tax contributions to the Plan.

The Plan permits employees to contribute up to 15% of their earnings, through payroll deductions, based on earnings reduction agreements. The Company's contribution, which is equal to one-half of the employee's contribution up to 6%, is invested in the common stock of the Company and totaled $667,000, $639,000 and $630,000 in fiscal 2001, 2000 and 1999, respectively.

Since July 2000, common stock for the Company's regular matching contributions to the plan has been purchased on the open market, whereby previously, newly-issued common stock was contributed to the plan from available authorized reserves. Since its inception, 1,197,000 shares of the Company's common stock have been contributed to the Plan.

As of February 28, 2001, 328 of the 368 employees who had satisfied the Plan's eligibility requirements to participate were making contributions to the Plan.

Employee Stock Option Plans
Under the Company's stock option plans, the Compensation Committee of the Board of Directors is authorized to grant stock options to purchase 4,059,000 shares of common stock. The purpose of these plans is to promote the interests of the Company and its shareholders by providing officers and key employees with additional incentives and the opportunity, through stock ownership, to increase their proprietary interest in the Company and their personal interest in its continued success. Options are granted at prices not less than the fair market value on the date of grant. As of February 28, 2001, 559,000 shares of common stock were available for future grants.

Stock option plan activity is summarized below (shares in thousands):

                                              Fiscal   Weighted   Fiscal   Weighted   Fiscal    Weighted
                                                2001    Average     2000    Average     1999     Average
                                              Shares   Exercise   Shares   Exercise   Shares    Exercise
                                                          Price               Price                Price
                                              ------   --------   ------   --------   -------   --------
Options outstanding, beginning of year .....   2,510     $ 9.10    1,370      $9.18      881     $ 10.38
Granted ....................................   1,581      16.11    1,767       8.95      719        9.04
Exercised ..................................    (287)      8.98     (237)      8.92      (30)       9.00
Canceled or expired ........................    (304)     10.38     (390)      8.75     (200)      14.02
--------------------------------------------- ------   --------   ------   --------  -------    --------
Options outstanding, end of year ...........   3,500     $12.17    2,510      $9.10    1,370      $ 9.18
--------------------------------------------- ------   --------   ------   --------   -------   --------
Options exercisable ........................     565      $9.54      359      $9.27      417     $  9.14
--------------------------------------------- ------   --------   ------   --------   -------   --------


The following table summarizes information relating to currently outstanding and exercisable options as of February 28, 2001 (shares in thousands):



                    Weighted Average                                              Weighted Average
Range of             Remaining Life     Options    Weighted Average   Options       Exercise Price
Exercise Prices        (in years)     Outstanding   Exercise Price   Exercisable
------------------- ----------------  -----------  ----------------  -----------   ---------------
$6.25 - $7.38             8.08                757     $  7.32                105       $ 7.26
$7.50 - $9.50             7.27                742        8.77                315         8.96
$9.75 - $14.09            8.94              1,254       13.33                138        12.29
$14.19 - $23.88           9.57                701       18.10                  7        15.45
$24.00 - $25.75           9.71                 46       24.77                 --           --
------------------- ----------------  -----------  ----------------  -----------  ----------------

As allowed under the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, the Company applies APB Opinion No. 25 and related interpretations to accounting for the stock options awarded under these plans. Accordingly, no compensation cost has been recognized for these stock options. Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net income (loss) and diluted net income (loss) per share would have been the pro forma amounts indicated below (in thousands, except per share data):

For the years ended February 28 or 29,       2001     2000      1999
--------------------------------------------------------------------
Net income (loss):
As reported ...........................   $26,929   $4,669  $(12,545)
Pro forma .............................    22,529    2,320   (14,731)
--------------------------------------------------------------------
Diluted net income (loss) per share:
As reported ...........................   $  1.57   $ 0.29  $  (0.79)
Pro forma .............................      1.31     0.15     (0.93)
--------------------------------------------------------------------

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

For the years ended February 28 or 29,      2001      2000      1999
--------------------------------------------------------------------
Dividend yield ........................       --       --         --
Expected volatility ...................       64%      63%        65%
Risk-free interest rates ..............     4.62%    6.64%      5.37%
Expected lives (in years) .............        4        4          4
--------------------------------------------------------------------

The weighted average Black-Scholes values of options granted in fiscal 2001, 2000 and 1999 were $8.57, $5.00 and $4.84, respectively. The values produced by this model are limited by the inclusion of highly subjective assumptions, which greatly affect the calculated values.

Director Stock Option Plan
Under the Company's Director Stock Option Plan, non-qualified options to purchase common stock may be granted to directors at prices not less than the market price of the shares at the date of grant. At February 28, 2001, the expiration dates of the outstanding options range from July 22, 2001 to July 18, 2010, and the exercise prices range from $8.50 to $17.88 (average $11.87) per share.

The following is a summary of activity under the Director Stock Option Plan during the past three fiscal years (in thousands):

For the years ended February 28 or 29,             2001   2000  1999
---------------------------------------------------------------------
Shares under option, beginning of year ..........   218    228   210
Options granted during the year .................    50     67    33
Options canceled or terminated ..................    --    (77)  (15)
Options exercised ...............................   (55)    --    --
--------------------------------------------------------------------
Shares under option, end of year ................   213    218   228
--------------------------------------------------------------------
Options exercisable, end of year ................   188    168   212
--------------------------------------------------------------------
Shares available for future grants, end of year .    --     32    91
--------------------------------------------------------------------

Director Deferred Compensation Plan
The Company has a deferred compensation plan for its non-employee directors, which permits eligible directors to defer 50% or 100% of their basic annual compensation, which is otherwise paid in cash. During fiscal 2001, the plan was modified to require deferral of at least 50% by all plan participants. Under this plan, an unfunded account is established for each participating director, which is credited with equivalent units of the Company's common stock on the first day of each quarter. These equivalent units track the economic performance of the underlying stock, but carry no voting rights. The deferred compensation earned under this plan is payable when the participant leaves the Company's Board of Directors, for any reason, and is paid in either common stock or an equivalent amount of cash, at the election of the participant.

The following is a summary of the activity, in common stock equivalent units, under this plan during the past three fiscal years (in thousands):

For the years ended February 28 or 29,     2001      2000      1999
-------------------------------------------------------------------
Beginning of year ......................     23        19         7
Earned during the year .................      6        10        12
Distributed during the year ............     (4)       (6)       --
-------------------------------------------------------------------
End of year ............................     25        23        19
-------------------------------------------------------------------
Available, end of year .................     65        71        81
-------------------------------------------------------------------

Restricted Stock Bonus Plan
The Company maintains a Restricted Stock Bonus Plan, which provides for common stock awards to certain officers and key employees. Awards granted under the plan are earned in 25%, 25% and 50% increments on the first, second and third anniversaries of the award, respectively. The shares granted are distributed provided the employee has remained employed by the Company through such anniversary dates; otherwise the unearned shares are forfeited. The maximum number of shares issuable under the plan is 350,000, of which 129,000, net of cancellations, have been awarded as of February 28, 2001. The market value of these shares at the date of award, net of cancellations, is recorded as compensation expense ratably over the three-year periods from the respective award dates. This compensation expense was $352,000, $257,000 and $354,000 in fiscal 2001, 2000 and 1999, respectively.

Retirement Plans
In October 2000, the Board of Directors terminated all additional benefits for active non-employee directors under its Directors Retirement Plan, other than those benefits already earned, effective in January 2001. Affected directors were offered the opportunity to retain their vested retirement benefit, or to exchange that retirement benefit for a restricted stock grant. In January 2001, a combined 28,000 shares of restricted common stock, valued at $576,000, were granted to certain directors in exchange for their respective benefits under the Directors Retirement Plan. Those directors who chose to retain their retirement benefits, as well as all retired non-employee directors, will continue to receive benefits under the terms of the original plan, as modified. The annual retirement benefit is equal to the annual retainer in effect at the date of retirement or December 31, 2000, which ever is earlier, for a period equal to the lesser of the director's years of service through December 31, 2000 or ten years. Following the completion of all payments to current participants, the Directors Retirement Plan will terminate.

The Company maintains an unfunded Supplemental Executive Retirement Plan to provide senior management with retirement, disability and death benefits. The retirement benefits are based upon the participant's average base compensation during the three-year period prior to retirement. The Company is the beneficiary of life insurance policies that have been purchased as a method of partially financing these benefits. Based on the latest available actuarial information, the following table sets forth the components of the net periodic pension expense, the funded status and the assumptions used in determining the present value of benefit obligations (dollars in thousands):

For the years ended February 28 or 29,            2001      2000      1999
--------------------------------------------------------------------------
Service cost - benefits earned
 during the year ...........................   $    80   $    31   $    30
Interest cost on projected
 benefit obligations .......................       339       378       347
Net amortization and deferral ..............       244       245       245
--------------------------------------------------------------------------
Net periodic pension expense ...............   $   663   $   654   $   622
--------------------------------------------------------------------------

As of February 28 or 29,                          2001      2000      1999
--------------------------------------------------------------------------
Actuarial present value of:
Vested benefit obligation ..................   $ 3,975   $ 3,868   $ 3,789
Nonvested benefit obligation ...............       130       126       122
--------------------------------------------------------------------------
Accumulated benefit obligation .............     4,105     3,994     3,911
Effect of projected future salary increases.       809       803     1,360
--------------------------------------------------------------------------
Projected benefit obligation ...............     4,914     4,797     5,271
Unrecognized net gain (loss) ...............       565       465      (308)
Unrecognized net transition asset ..........    (1,961)   (2,206)   (2,451)
Additional minimum liability ...............       587       938     1,398
--------------------------------------------------------------------------
Accrued pension cost .......................  $  4,105   $ 3,994   $ 3,910
--------------------------------------------------------------------------

Assumptions used in determining actuarial
 present value of benefit obligations:
Discount rate ..............................      7.25%     7.25%     7.25%
Weighted-average rate of
 compensation increase .....................      7.00%     7.00%     7.00%
--------------------------------------------------------------------------


Executive Incentives
The Company's Board of Directors has provided that certain executives receive incentive compensation based upon certain revenues, earnings and other performance measures. Incentive compensation of $903,000, $838,000 and $549,000 was earned in fiscal 2001, 2000 and 1999, respectively.

13.   INDUSTRY SEGMENT, GEOGRAPHIC AND CUSTOMER INFORMATION

Industry Segment
The Company operates predominantly in one industry segment in which it designs, develops and markets semiconductor integrated circuits for the personal computer, peripheral and embedded systems marketplaces.

Geographic Information
The Company's domestic operations include its worldwide revenues, exclusive of its revenues from customers in Japan, and most of its operating expenses. The majority of the Company's revenues and operating profits from customers in Japan are recorded by TMC. The Company conducts various sales and marketing operations outside of the United States through TMC in Japan, and through subsidiaries in Europe and Asia.

The Company's long-lived assets include net property and equipment, and other long-lived assets. The vast majority of the Company's net property and equipment is located in the United States. Included within other long-lived assets is an equity investment in Singapore-based Chartered Semiconductor Manufacturing Ltd. valued at $13,001,000 as of February 28, 2001.

Export Sales
The information below summarizes sales to unaffiliated customers by geographic region (in thousands):

For the years ended February 28 or 29,       2001         2000        1999
--------------------------------------------------------------------------
  North America ......................  $  39,170    $  33,371   $  26,041
  Asia and Pacific Rim ...............     99,619       99,013     115,146
  Europe .............................     24,240       20,383      14,467
  Rest of World .....................         399          480         172
--------------------------------------------------------------------------
                                        $ 163,428    $ 153,247   $ 155,826
--------------------------------------------------------------------------

Major Customers

In fiscal 2001, one customer accounted for 11.2% of the Company's revenues. In fiscal 2000, one customer accounted for 14.5% of the Company's revenues and in fiscal 1999, one customer accounted for 11.8% of the Company's revenues.

Concentrations of Credit Risk
The Company sells its products to personal computer and electronic equipment manufacturers and their subcontractors, and to electronic component distributors, and maintains individually significant accounts receivable balances from several of its larger customers. The Company performs credit evaluations of its customers' financial condition on a regular basis and although the Company generally requires no collateral, letters of credit may be required from its customers in certain circumstances. Reserves for estimated credit losses are maintained and actual losses have been insignificant for all years presented.

14.   QUARTERLY FINANCIAL DATA (UNAUDITED)
(In thousands, except per share data)


Quarter ended                                               May 31     Aug. 31     Nov. 30     Feb. 28
                                                          ---------   ---------   ---------   --------
Fiscal 2001

Revenues                                                  $ 38,219    $ 45,897    $ 46,930    $ 32,382
Gross profit                                                15,739      18,573      19,428      13,028
Operating income (loss)                                        125       1,328       1,277      (3,911)
Income from continuing operations                            2,419      17,454       2,212          79
Gain on sale of discontinued operation                       4,765          --          --          --
Net income                                                   7,184      17,454       2,212          79
======================================================================================================
Basic net income per share
      Continuing operations                               $   0.15    $   1.10    $   0.14    $     --
      Gain on sale of discontinued operation                  0.30          --          --          --
                                                          --------    --------    --------    --------
                                                          $   0.45    $   1.10    $   0.14    $     --
======================================================================================================
Diluted net income per share
      Continuing operations                               $   0.14    $   1.03    $   0.13    $     --
      Gain on sale of discontinued operation                  0.29          --          --          --
                                                         ---------    --------   ---------   ---------
                                                          $   0.43    $   1.03    $   0.13    $     --
======================================================================================================
Average shares outstanding
    Basic net income per share                              15,799      15,878      15,983      16,044
    Diluted net income per share                            16,668      16,989      17,574      17,485
    Market price per share
        High                                              $  15.75    $  19.00     $ 27.88     $ 20.38
        Low                                                  11.81       12.75       17.81       14.00
======================================================================================================


Quarter ended                                               May 31     Aug. 31     Nov. 30     Feb. 29
                                                          --------    --------    --------    --------
Fiscal 2000
Revenues                                                  $ 38,146    $ 38,038    $ 43,163    $ 33,901
Gross profit                                                13,931      14,838      17,447      13,148
Operating income (loss)                                        (63)        635       2,444      (1,011)
Income from continuing operations                              329         764       2,084         265
Gain on sale of discontinued operation                          --          --          --       4,151
Cumulative effect of change in accounting principle         (2,924)         --          --          --
Net income (loss)                                           (2,595)        764       2,084       4,416
======================================================================================================
Basic net income (loss) per share
    Continuing operations                                 $   0.02    $   0.05    $   0.13    $   0.02
    Gain on sale of discontinued operation                      --          --          --        0.26
    Cumulative effect of change in accounting principle      (0.19)         --          --          --
                                                          --------    --------    --------    --------
                                                          $  (0.17)   $   0.05    $   0.13    $   0.28
======================================================================================================
Diluted net income (loss) per share
    Continuing operations                                 $   0.02    $   0.05    $   0.13    $   0.02
    Gain on sale of discontinued operation                      --          --          --        0.25
    Cumulative effect of change in accounting principle      (0.19)         --          --          --
                                                         ---------    --------    --------    --------
                                                          $  (0.17)   $   0.05    $   0.13    $   0.27
======================================================================================================
Average shares outstanding
    Basic net income (loss) per share                       15,575      15,626      15,641      15,626
    Diluted net income (loss) per share                     15,601      15,680      15,887      16,420
    Market price per share
       High                                               $   8.63    $   9.00     $ 13.38    $  17.25
       Low                                                    7.13        7.00        7.75       10.44
======================================================================================================


The Company's common stock is traded in the over-the-counter market under the Nasdaq symbol: SMSC. Trading is reported in the Nasdaq National Market. There were approximately 730 holders of record of the Company's common stock at March 27, 2001.

The present policy of the Company is to retain earnings to provide funds for the operation and expansion of its business. The Company has never paid a cash dividend, and does not expect to pay cash dividends in the foreseeable future.

================================================================================

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

Arthur Andersen LLP, independent public accountants, has audited the consolidated financial statements in this Annual Report.
================================================================================
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
To the Shareholders and Board of Directors of Standard Microsystems Corporation:

We have audited the accompanying consolidated balance sheets of Standard Microsystems Corporation (a Delaware corporation) and subsidiaries as of February 28, 2001 and February 29, 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended February 28, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Microsystems Corporation and subsidiaries as of February 28, 2001 and February 29, 2000, and the results of their operations and their cash flows for each of the three years in the period ended February 28, 2001, in conformity with accounting principles generally accepted in the United States.


                                                     Arthur Andersen LLP

March 27, 2001
New York, New York