Form 10-K, Exhibit 13
period 2003-02-28
STANDARD MICROSYSTEMS CORP
filed 2003-05-29
CIK 93384

Exhibit 13


                   PORTIONS OF ANNUAL REPORT TO SHAREHOLDERS


FINANCIAL TABLE OF CONTENTS

     Selected Financial Data
     Management's Discussion and Analysis of Financial Condition and Results of Operations
     Consolidated Statements of Operations
     Consolidated Balance Sheets
     Consolidated Statements of Shareholders' Equity
     Consolidated Statements of Cash Flows
     Notes to Consolidated Financial Statements
     Reports of Independent Public Accountants

Standard Microsystems Corporation and Subsidiaries
SELECTED FINANCIAL DATA
(In thousands, except per share data)



As of February 28 or 29, and for the years then ended          2003            2002            2001            2000            1999
------------------------------------------------------------------------------------------------------------------------------------

Operating Results

  Product sales .......................................  $  154,244      $  128,528      $  162,008      $  151,371      $  154,352
  Intellectual property revenues ......................       1,273          30,770           1,420           1,876           1,474
------------------------------------------------------------------------------------------------------------------------------------
  Total sales and revenues ............................     155,517         159,298         163,428         153,247         155,826
  Gross profit ........................................      69,424          78,034          66,768          59,363          55,980
  Research and development ............................      31,166          31,178          32,580          24,365          17,437
  Selling, general and administrative .................      36,268          32,744          35,369          32,993          30,550
  Amortization of intangible assets ...................       1,167               -               -               -               -
  Restructuring costs .................................        (247)          7,734               -               -               -
  Operating income (loss) .............................       1,070           6,378          (1,181)          2,005           6,439
  Other income (expense) ..............................     (14,446)          4,308          34,293           3,415           2,221

  Income (loss) from continuing operations ............  $   (6,971)     $    7,475      $   22,164      $    3,442      $    6,003
  Net loss from discontinued operations ...............        (500)         (1,564)              -               -          (5,255)
  Gain (loss) on sales of discontinued operations,
   net of taxes .......................................           -               -           4,765           4,151         (13,293)
  Cumulative effect of change in accounting
   principle, net of taxes ............................           -               -               -          (2,924)              -
------------------------------------------------------------------------------------------------------------------------------------
  Net income (loss) ...................................  $   (7,471)     $    5,911      $   26,929      $    4,669      $  (12,545)

Diluted net income (loss) per share
  Income (loss) from continuing operations ............  $    (0.42)     $     0.44      $     1.29      $     0.22      $     0.38
  Net income (loss) ...................................       (0.45)           0.35            1.57            0.29           (0.79)
------------------------------------------------------------------------------------------------------------------------------------

Diluted weighted average common shares outstanding ....      16,538          16,900          17,165          15,915          15,824
------------------------------------------------------------------------------------------------------------------------------------

Balance Sheet and Other Data
  Cash and short-term investments .....................  $  112,897      $  126,660      $  109,174      $   75,405      $   70,071
  Working capital .....................................     145,639         154,981         146,382          11,016          98,342
  Capital expenditures ................................       5,695           4,488          14,600          10,503          10,847
  Depreciation and amortization .......................      10,752          11,614          11,792           9,988          10,544
  Total assets ........................................     247,949         236,063         239,098         258,508         198,657
  Long-term obligations ...............................       7,379           6,973           5,812          22,151           7,816
  Shareholders' equity ................................     204,012         193,453         194,315         201,792         158,434
  Book value per common share .........................       12.17           12.14           12.08           12.80           10.21


This selected financial data should be read in conjunction with the Consolidated Financial Statements and related notes, and the section entitled "Management's Discussion andAnalysis of Financial Condition and Results of Operations" contained in this report.

The operating results presented above reflect:
     - The Company's acqusition of Gain Technology Corporation in fiscal 2003, as more fully described in Note 4 to the Consolidated Financial Statements included in this report.
     - $16.3 million of investment impairment charges recorded in fiscal 2003, as more fully discussed in Note 9.
     - The receipt of a $29.6 million special intellectual property payment in fiscal 2002, as more fully described in Note 7.
     - $9.0 million of business restructuring charges recorded in fiscal 2002, as more fully descsribed in Note 6.

Management's Discussion and Analysis of Financial Condition and Results of Operations


The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto contained in this report.

Portions of this report may contain forward-looking statements about expected future events and financial and operating results that involve risks and uncertainties. These include the timely development and market acceptance of new products; the impact of competitive products and pricing; the effect of changing economic conditions in domestic and international markets; changes in customer order patterns, including loss of key customers, order cancellations or reduced bookings; and excess or obsolete inventory and variations in inventory valuation, among others. Words such as "believe," "expect," "anticipate" and similar expressions identify forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures.

Standard Microsystems Corporation (the Company or SMSC) competes in the semiconductor industry, which has historically been characterized by intense competition, rapid technological change, cyclical market patterns, price erosion and periods of mismatched supply and demand. In addition, sales of many of the Company's products depend largely on sales of personal computers and peripheral devices, and reductions in the rate of growth of the PC and embedded markets could adversely affect its operating results. SMSC conducts business outside the United States and is subject to tariff and import regulations and currency fluctuations, which may have an effect on its business. All forward-looking statements speak only as of the date hereof and are based upon the information available to SMSC at this time. Such information is subject to change, and the Company will not necessarily inform investors of such changes, except as required by law. These and other risks and uncertainties, including potential liability resulting from pending or future litigation, are detailed from time to time in the Company's reports filed with the Securities and Exchange Commission
(SEC). Investors are advised to read the Company's Annual Report on Form 10-K and quarterly reports on Form 10-Q filed with the SEC, particularly those sections entitled Other Factors That May Affect Future Operating Results, for a more complete discussion of these and other risks and uncertainties.



Overview

Description of Business

SMSC is a designer and worldwide supplier of advanced digital, mixed-signal and analog semiconductor solutions for a broad range of communications and computing applications in the areas of Advanced Input/Output (I/O), USB connectivity, networking and embedded control systems. The Company is a fabless semiconductor supplier whose products are manufactured by world-class third-party semiconductor foundries and assemblers. To ensure the highest quality, the Company conducts a significant portion of its final testing requirements in the Company's own state-of-the-art testing operation.

The Company is prominent as the world's leading supplier of Advanced I/O integrated circuits for desktop and mobile personal computers. Advanced I/O circuits contain a variety of individual functions ranging from legacy PC I/O to leading edge system management, including flash memory, infrared communications support, a real-time clock, and power management.

The Company serves the networking and connectivity markets with its families of integrated Ethernet and USB 2.0 products, along with other products, which provide solutions for the needs of network printers, set-top boxes, home gateway products, automobile navigation systems, cellular base stations, USB peripherals and a variety of other machine-to-machine communications applications.

The Company's headquarters are located in Hauppauge, New York, and SMSC operates design and validation centers in New York, Austin, Texas, Tucson, Arizona and Phoenix, Arizona, and has sales offices in the United States, Europe, Taiwan and China. The Company conducts most of its business in the Japanese market through its majority-owned subsidiary, SMSC Japan.


Customers and Product Life Cycles

SMSC sells its products to a worldwide customer base, which includes most of the world's leading personal computer and personal computer motherboard manufacturers. The Company's Advanced I/O circuits reside on the motherboards of personal computer products sold by Dell, Fujitsu, Gateway, Hewlett-Packard/Compaq, IBM, Intel, NEC, Sony, Toshiba and most other leading manufacturers. The Company also sells its products through electronics distributors, who provide value-added access to a broad base of smaller personal computer suppliers, as well as to many customers who use the Company's products in diverse networking, connectivity and embedded systems applications.

While demand for the Company's products is primarily driven by the worldwide demand for personal computers, peripheral devices, and embedded systems applications sold by U.S.-based suppliers, a significant portion of the Company's products are sold to manufacturing subcontractors of those U.S.-based suppliers, located in Asia and the Pacific Rim. The majority of the world's personal computer, personal computer motherboard and other high technology manufacturing activity occurs in that region.

The evaluation, testing and design-in of the Company's products by customers typically takes several months or more, with an additional three to nine months or more before a customer typically commences volume production of equipment incorporating the products. In light of the economic slowdown in the technology sector over the past several years, it may now take significantly longer than three to nine months before customers commence volume production of equipment incorporating the Company's products. Due to these dynamics, the Company can experience significant delays between incurring expenses for research and development, marketing, selling, administrative efforts, and investments in inventory, and the corresponding generation of sales and revenue, if any. As is typical in the semiconductor industry, the Company's rate of new orders can vary significantly from month to month. If anticipated sales and revenues in any quarter do not occur as expected, expenses and inventory levels could be disproportionately high, and the Company's results of operations for that quarter, and potentially for future quarters, could be adversely impacted.

From time to time, several key customers can account for a significant portion of the Company's sales and revenues. During fiscal 2003, 2002 and 2001, the Company had customers whose purchases represented greater than 10% of the Company's sales and revenues in those fiscal years. In fiscal 2003, three customers accounted for 19.6%, 14.3% and 12.1%, respectively, of the Company's sales and revenues. In fiscal 2002, two customers accounted for 29.0% and 15.2%, respectively, of the Company's sales and revenues. In fiscal 2001, one customer accounted for 11.2% of the Company's sales and revenues. No other customer represented more than 10% of the Company's sales and revenues in those fiscal years. The Company expects that its key customers will continue to account for a significant portion of its sales and revenues in fiscal 2004 and for the foreseeable future.


Gross Profit

The Company's gross profit has been impacted in the past, and may continue to be impacted in the future, by various factors, including:

     o Product mix
     o Position of products in their respective life cycles
     o Competitive pricing strategies
     o Manufacturing efficiencies and inefficiencies
     o Semiconductor foundry manufacturing capacity

Advanced I/O products typically have short production life cycles, are sold in high-volume, and generally produce lower gross margins than products for networking and embedded systems applications, which typically have longer production life cycles and are shipped in lower unit volumes. In addition, newly introduced products generally command higher average selling prices and gross margins, both of which typically decline over product life cycles, due to competitive pressures and other factors. In order to offset declines in average selling prices, the Company continually works to add additional functionality and value to its products, and to reduce the costs of its products, through product and manufacturing design changes, yield improvements, manufacturing efficiencies and lower costs negotiated with subcontract manufacturers.


Business Acquisition

In June 2002, the Company acquired all of the outstanding common stock of Gain Technology Corporation (Gain), a developer and supplier of high-speed, high-performance analog and mixed-signal communications integrated circuits and proprietary intellectual property cores, based in Tucson, Arizona. Gain now operates as SMSC Analog Technology Center, Inc., (ATC). Total initial consideration paid for the acquisition of ATC was approximately $36.1 million, consisting of approximately 749,000 shares of SMSC common stock valued at $17.9 million, $16.6 million of cash, and $1.6 million of direct acquisition costs. Through this acquisition, the Company significantly enhanced its analog and mixed-signal capabilities, by adding 35 highly skilled engineers and designers, acquiring several new products, and expanding its intellectual property portfolio.

The Company's new GT3200 device, acquired through the ATC acquisition, is the first in a family of high-performance analog physical layer (PHY) and high-speed serial data communication devices specifically designed for the new USB 2.0 connectivity standard. It is fully certified by the USB Interoperability Forum and complements the Company's existing family of USB 2.0 products.

Leveraging ATC's assets and expertise, the Company is pursuing additional product opportunities in high-speed, high-performance USB connectivity and several new markets.


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

As a result of this restructuring, the Company recorded charges of $9.0 million in fiscal 2002, of which $7.7 million was classified within operating expenses and $1.3 million was classified within cost of goods sold on the Consolidated Statements of Operations. The restructuring-related charges included $5.3 million for impairments in asset values, $1.3 million for excess and obsolete inventory, $1.9 million for long-term, non-cancelable lease obligations, $0.3 million for a workforce reduction of 55 people, and $0.2 million in other costs. In fiscal 2003, the Company reduced these charges by $0.2 million, after reassessing its remaining obligations under this restructuring plan.

The Company completed its restructuring program during the fourth quarter of fiscal 2002. Substantially all of the $0.3 million in cash payments related to the workforce reduction were made in that period. Payments related to the non-cancelable lease obligations will be paid over their respective terms, through August 2008. Substantially all of the remaining restructuring costs were non-cash.

By virtue of this restructuring, the Company redeployed certain resources previously devoted to PC chipset marketing and development programs back to its core technologies in high-speed communications and computing applications. The restructuring had minimal impact on product sales, as the Company had yet to achieve significant product sales of PC chipset products.



Results of Operations

Sales and Revenues

The Company's sales and revenues for fiscal 2003 were $155.5 million, including $154.2 million of product sales and $1.3 million of intellectual property revenues, compared to fiscal 2002 sales and revenues of $159.3 million, which included $128.5 million of product sales and $30.8 million of intellectual property revenues. Fiscal 2001 sales and revenues were $163.4 million, including $162.0 million in product sales and $1.4 million in intellectual property revenues.

Product sales increased 20% in fiscal 2003, compared to fiscal 2002, outpacing the nominal overall growth in worldwide semiconductor revenues in calendar 2002 (quoted as less than 2% by independent market research sources), primarily on the strength of new design-wins with several key customers achieved during fiscal 2002 and fiscal 2003. The Company believes that it increased its Advanced I/O market share during fiscal 2003 on the strength of these key design-wins. In addition, following a prolonged slump dating back to the early part of fiscal 2002, sales of the Company's networking and USB connectivity products increased in fiscal 2003, compared to fiscal 2002, reflecting contributions from several new products in each of these product lines.

The decline in product sales in fiscal 2002, to $128.5 million, as compared to $162.0 million in fiscal 2001, resulted primarily from a decrease in unit volumes, reflecting the unfavorable economic conditions in the semiconductor industry. Many of the Company's customers faced slowing demand for their products and needed to work down significant inventory balances throughout fiscal 2002. Despite this ongoing economic slowdown in the technology sector, the Company's 21% decline in product sales in fiscal 2002 was lower than the 30%
- 35% calendar 2001 revenue decline experienced by the overall semiconductor industry, as estimated by independent market research sources.

Intellectual property revenues in fiscal 2002 included a $29.6 million payment received from Intel Corporation, further details regarding which appear within the section of this discussion titled Technology and Patent License Agreements with Intel Corporation.

Sales and revenues from customers outside of North America accounted for 91% of the Company's sales and revenues in fiscal 2003, compared to 73% in fiscal 2002 and 77% in fiscal 2001. The fiscal 2002 comparison was impacted by the $29.6 million intellectual property payment received from Intel Corporation in that period, without which 90% of the Company's fiscal 2002 sales and revenues were from customers outside of North America. This trend reflects an increasing portion of the world's high technology manufacturing activity occurring in Asia. The Company expects that international shipments, particularly to the Asia and Pacific Rim region, will continue to represent a significant portion of its sales and revenues for the foreseeable future.


Gross Profit

Gross profit for fiscal 2003 was $69.4 million, or 44.6% of sales and revenues, compared to $78.0 million, or 49.0% of sales and revenues reported for fiscal 2002. Gross profit in fiscal 2001 was $66.8 million, or 40.9% of sales and revenues. Excluding the impact of the $29.6 million intellectual property payment received from Intel Corporation and $1.3 million of inventory charges associated with the Company's fiscal 2002 restructuring, the gross profit percentage in fiscal 2002 would have been 38.3% of sales and revenues.

The improvement in gross profit in fiscal 2003, to 44.6% of sales and revenues, as compared to 38.3% of sales and revenues (as adjusted per the preceding paragraph) achieved in fiscal 2002, reflects the combination of lower product costs, new product introductions, an increase in unit production, and lower inventory obsolescence charges, unrelated to the November 2001 restructuring, recorded in fiscal 2003 as compared to fiscal 2002.

The decrease in gross profit percentage in fiscal 2002, to 38.3% of sales and revenues, as adjusted, compared to 40.9% in fiscal 2001, reflects a decrease in unit shipments, which resulted in lower fixed overhead absorption. The fiscal 2002 gross profit percentage was also adversely impacted by a product mix shift away from embedded systems, networking, and connectivity products, which traditionally contribute higher gross margins than Advanced I/O products.


Research and Development Expenses

The Company's research and development (R&D) consists of circuit design, development and validation, product engineering, software development and related support activities. The Company's ongoing commitment to R&D is essential to maintaining product leadership in existing product lines and to providing innovative new product offerings, which, in turn, drive the Company's opportunities for future growth.

R&D expenses were $31.2 million in both fiscal 2003 and fiscal 2002, and $32.6 million in fiscal 2001. Fiscal 2003 R&D expenditures include increased expenses driven by the June 2002 acquisition of ATC, and reduced expenditures for PC chipset development activities resulting from the Company's November 2001 restructuring.

Fiscal 2002 R&D expenses decreased to $31.2 million, compared to $32.6 million in fiscal 2001. This decrease reflects the impact of the Company's November 2001 business restructuring, which, at the time, reduced annual R&D expenses by approximately $5.0 million, including $2.9 million in compensation and benefit costs. These cost reductions impacted R&D expenses incurred in the fourth quarter of fiscal 2002.


Selling General and Administrative Expenses

Selling, general and administrative expenses were $36.3 million, or approximately 23% of sales and revenues, in fiscal 2003, compared to $32.7 million, or approximately 21% of sales and revenues, in fiscal 2002. Fiscal 2001 selling, general and administrative expenses were $35.4 million, or approximately 22% of sales and revenues. Contributing to the increase in fiscal 2003, as compared to fiscal 2002, were higher variable selling expenses associated with increased product sales in fiscal 2003, administrative costs associated with the operation of ATC, and additional staff added to expand the Company's sales and marketing capabilities. This was partially offset by the impact of the Company's November 2001 business restructuring, which, at the time, reduced annual selling, general and administrative expenses by approximately $0.9 million, beginning in the fourth quarter of fiscal 2002.

The decline in selling, general and administrative expenses in fiscal 2002, to $32.7 million, compared to $35.4 million in fiscal 2001, resulted from lower variable selling expenses associated with reduced product sales in fiscal 2002, as well as the impact of the Company's November 2001 business restructuring. Cost containment efforts in travel expenses and other administrative costs, driven by an economic slowdown and other events, also contributed to the decline in fiscal 2002. Partially offsetting these lower costs in fiscal 2002 were a $0.3 million litigation settlement and $0.7 million of non-recurring professional fees incurred during fiscal 2002.


Amortization of Intangible Assets

The $1.2 million of amortization of intangible assets recorded in fiscal 2003 represents amortization of intangible assets associated with the acquisition of Gain Technology Corporation in June 2002.


Impairment of Investments

During the third quarter of fiscal 2003, the Company recorded non-cash charges totaling $16.3 million for declines in value, considered to be other than temporary, of its equity investments in SMC Networks, Inc. and Chartered Semiconductor Manufacturing Ltd. (Chartered).

The Company's investment in SMC Networks, Inc. is a residual minority equity interest in a non-public company sold by SMSC in 1997. Based upon a valuation analysis performed by the Company with the assistance of a third party during the third quarter of fiscal 2003, this investment, which carried an original cost of $8.5 million, was fully written off.

During the third quarter of fiscal 2003, the Company recorded a $7.8 million charge for a decline in value, considered to be other than temporary, of its equity investment in Chartered, based upon a sustained reduction in Chartered's stock price performance, reducing the cost basis of the remaining investment to $2.9 million.

Following these charges, the remaining investment in Chartered stock represents the only material investment in equity securities of other companies on the Company's Consolidated Balance Sheet.

As of February 28, 2003, the Company held approximately 444,000 of its original 828,000 Chartered American Depository Shares, which are reported on the Consolidated Balance Sheet at $1.8 million, based upon their closing price on the Nasdaq Stock Market on that date. This further decline in value, as compared to the investment's cost basis as adjusted in the third quarter of fiscal 2003, is reported as a component of Accumulated Other Comprehensive Income on the Company's Consolidated Balance Sheet. If Chartered's stock continues to trade below the Company's adjusted cost basis, further write-downs of this investment in the future are possible.

During fiscal 2002, the Company recorded charges totaling $0.7 million to write-down two cost-basis investments in privately held companies. Management concluded that these investments had experienced impairments in value considered to be other than temporary. Both investments now carry no net book value.


Other Income and Expenses

The decline in interest income, from $5.5 million in fiscal 2001 to $3.5 million in fiscal 2002, and then to $2.1 million in fiscal 2003, reflects a decline in interest rates on short-term investments over these periods.

The Company's Other income (expense), net, was nominal in fiscal 2003. Other income (expense), net, totaled $1.7 million in fiscal 2002, including gains of $0.6 million realized from the sale of two underutilized facilities and gains of $1.1 million realized on sales of a portion of an equity investment.

In fiscal 2001, the Company realized significant gains on the sales of portions of its investment in Chartered, as well as proceeds from sales of call options covering a portion of its Chartered stock holdings. During fiscal 2001, the gains totaled $24.2 million, while proceeds from the sales of call options were $2.2 million. The Company also realized gains of $2.5 million on other equity investment sales in fiscal 2001. No sales of Chartered stock, or related call options, were executed in either fiscal 2003 or fiscal 2002.


Income Taxes

Generally, the Company's income tax rate is a function of the federal, state and foreign statutory tax rates, the impact of certain permanent differences between the book and tax treatment of certain expenses, and the impact of tax-exempt income and various tax credits.

The   Company's   effective   income  tax  benefit  rate  for  fiscal  2003  was
approximately 48%. By comparison, the effective income tax rate was approximately 30% in fiscal 2002 and 33% in fiscal 2001. Compared to fiscal 2002, the fiscal 2003 income tax benefit rate includes the impact of higher income tax credits and the impact of tax benefits associated with qualified export sales, partially offset by lower tax-exempt income. The 30% effective income tax rate in fiscal 2002, lower than the 33% rate reported in fiscal 2001, primarily reflects an increased impact of tax-exempt income in fiscal 2002 compared to fiscal 2001.


Discontinued Operations

The Company has been involved in several legal actions relating to past divestitures of divisions and business units. These divestitures were accounted for as discontinued operations, and accordingly, costs associated with these actions are reported as a Loss from discontinued operations on the Consolidated Statements of Operations. These costs totaled $0.8 million, before applicable income tax benefits of $0.3 million, in fiscal 2003, and $2.5 million, before applicable income tax benefits of $0.9 million, in fiscal 2002.

In March 1999, the Company's Board of Directors approved a plan for the Company to divest its Foundry Business Unit (FBU). This divestiture was completed on June 1, 1999, with the Company selling the assets of the FBU to privately held Inertia Optical Technology Applications, Inc. (IOTA) of Newark, New Jersey, in exchange for 38% of IOTA's outstanding common stock. The combined businesses then began operating as Standard MEMS, Inc. (SMI). During fiscal 2001, the Company sold the majority of its ownership interest in SMI, reducing its ownership interest in SMI below 5% and realizing an after-tax gain of $4.8 million.


Technology and Patent License Agreements with Intel Corporation

In 1987, the Company and Intel Corporation (Intel) entered into an agreement providing for, among other things, a broad, worldwide, non-exclusive patent cross-license between the two companies, covering manufacturing processes and products, thereby providing each company access to the other's current and future patent portfolios.

In September 1999, the two companies announced a technology exchange agreement (the Agreement) that would allow SMSC to accelerate its then ongoing development of Intel compatible chipset products. Chipset products are integrated circuits that communicate with the microprocessor (CPU) and assist in controlling the flow of information within a personal computer or similar application. The Agreement provided, among other things, for Intel to transfer certain intellectual property related to Intel chipset architectures to SMSC, and continues to provide SMSC the opportunity to supply Intel chipset components along with its own chipset solutions. The Agreement also limited SMSC's rights regarding Northbridges and Intel Architecture Microprocessors under the 1987 agreement.

The Agreement included provisions for its termination under certain circumstances. Under one such provision, beginning in the third year of the Agreement and annually thereafter, SMSC could elect to terminate the Agreement should SMSC not achieve certain minimum chipset revenue amounts set forth in the Agreement, unless Intel paid SMSC an amount equal to the shortfall between the minimum revenue amount and the actual revenue for that period. Upon the Agreement terminating under this provision, the limitations imposed by the Agreement on the Northbridge rights under the 1987 agreement would terminate immediately, and the limitations imposed by the Agreement on the microprocessor rights under the 1987 agreement would terminate twelve months later. Should Intel elect to make the revenue amount shortfall payment, the provisions of the Agreement would remain in force for the subsequent twelve-month period, for which another minimum revenue amount would be applicable, and at the end of which a similar termination event would arise. Minimum chipset revenue amounts were $30 million, $45 million, and $60 million for the twelve months ending September 21, 2001, 2002, and 2003, respectively, increasing by 10% for each succeeding twelve-month period following 2003, until expiration of the Agreement in July 2007.

In September 2001, pursuant to the provisions described in the preceding paragraph, SMSC notified Intel of a chipset revenue shortfall of approximately $29.6 million for the twelve months ended September 21, 2001. In November 2001, the Company received a $29.6 million payment from Intel, which is reported as intellectual property revenue on the Company's Consolidated Statement of Operations for fiscal 2002.

In September 2002, SMSC notified Intel of a chipset revenue shortfall of approximately $44.9 million for the 2002 twelve-month period. Intel did not make a payment to SMSC of that shortfall within the time frame specified within the Agreement, and SMSC gave Intel notice of termination of the Agreement in accordance with the terms thereof. The Company and Intel have commenced discussions regarding their various corporate and intellectual property relationships, including under the Agreement. However, there can be no assurance as to the outcome of those discussions.



Liquidity and Capital Resources

The Company currently finances its operations through a combination of existing resources and cash generated by operations.

The Company's cash, cash equivalents and short-term investments decreased to $112.9 million as of February 28, 2003, compared to $126.7 million at February 28, 2002. This decrease reflects, among other things, $15.7 million of cash used for the acquisition of ATC, and $10.4 million used for purchases of treasury stock. As of February 28, 2003, the Company had $145.6 million of working capital, and a current ratio of 6.9 to 1, compared to $155.0 million and 7.5 to 1, respectively, at February 28, 2002. The Company had no bank debt at February 28, 2003 or February 28, 2002.

Operating activities generated $14.9 million of cash in fiscal 2003. Investing activities consumed $15.3 million of cash for the same period, including the $15.7 million used in the acquisition of ATC and $5.7 million used for capital expenditures, partially offset by $5.9 million for maturities, net of purchases, of short-term investments. Financing activities consumed $7.8 million of cash during fiscal 2003, including the $10.4 million for purchases of treasury stock and $2.6 million for payments of obligations under capital leases and notes payable, partially offset by $5.2 million generated from the issuance of common stock through exercises of stock options.

The company continues to actively manage its inventories. Despite the increase in product sales in fiscal 2003, compared to fiscal 2002, the Company's inventories at February 28, 2003 remained at $17.6 million, consistent with February 28, 2002. The Company's inventories typically increase during the first half of its fiscal year in anticipation of shipment requirements during the second half of the year.

Accounts receivable increased from $21.8 million at February 28, 2002 to $22.7 million at February 28, 2003, consistent with the increase in product sales in fiscal 2003. The Company's accounts receivable portfolio remains almost entirely current.

Reflecting the adverse economic conditions, capital spending was somewhat restrained in both fiscal 2003 and 2002, totaling approximately $5.7 million and $4.5 million, respectively. Capital expenditures in fiscal 2004 are expected to exceed those incurred in fiscal 2003, but will depend upon, among other factors, the level of economic recovery, if any, in the high technology sector. Capital expenditures are typically incurred to support the Company's semiconductor test operation and to acquire hardware, software and other tools used in the design of the Company's products. There were no material commitments for capital expenditures as of February 28, 2003.

During fiscal 2003, the Company purchased approximately 482,000 shares of treasury stock in open market transactions at a cost of $9.6 million. In addition, cash flow for fiscal 2003 includes $0.8 million of treasury stock purchases from late February 2002, which settled in early March 2002. As of February 28, 2003, the Company held 1,820,000 shares of treasury stock, at a cost of $23.5 million. Approximately 1.2 million shares remain available for repurchase under the Company's common stock repurchase program.

The Company's contractual payment obligations and purchase commitments as of February 28, 2003 were as follows (in thousands):

                                         Payment Obligations by Period
--------------------------------------------------------------------------------
                                           Within 1     Between
                                 Total       year       1 and 3     Thereafter
                                                         years
--------------------------------------------------------------------------------
  Capital leases ........... $     443     $    365     $    78       $    ---
  Operating leases .........     7,018        2,306       3,523          1,189
  Other obligations ........     1,741        1,414         327            ---
  Purchase commitments .....    13,460       13,460         ---            ---
--------------------------------------------------------------------------------

           Total ........... $  22,662     $ 17,545     $ 3,928       $  1,189
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

The Company expects that its cash, cash equivalents, short-term investments, cash flows from operations and its borrowing capacity will be sufficient to finance the Company's operating and capital requirements through the end of fiscal 2004.



Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of sales and revenues and expenses during the reporting period.

The Company believes the following critical accounting policies and estimates are important to the portrayal of the Company's financial condition and operating results, and require critical management judgments and estimates about matters that are inherently uncertain. Although management believes that its judgments and estimates are appropriate and reasonable, actual future results may differ from these estimates, and to the extent that such differences are material, future reported operating results may be affected.

Revenue Recognition

Sales and revenues and associated gross profit from shipments to the Company's distributors, other than to distributors in Japan, are deferred until the distributors resell the products. Shipments to distributors, other than to distributors in Japan, are made under agreements allowing price protection and limited rights to return unsold merchandise. In addition, the Company's shipments to its distributors may experience short-term fluctuations as distributors manage their inventories to current levels of end-user demand. Therefore, the Company considers the policy of deferring revenue on shipments to distributors to be a more meaningful presentation of the Company's operating results. It allows investors to better understand end-user demand for the products that the Company sells through distribution channels and it better focuses the Company on end-user demand. This policy is a common practice within the semiconductor industry. The Company relies upon its distributors to supply the Company with distribution sales and inventory information regarding its products, and, although the information is diligently reviewed and verified for accuracy, any errors or omissions made by those distributors and not detected by the Company, if material, could affect operating results.

The Company recognizes revenue from product sales to original equipment manufacturers (OEMs) and to distributors in Japan at the time of shipment, net of appropriate reserves for product returns and allowances. For these revenues, the Company must make assumptions and estimates of future product returns and sales allowances, and any differences between those estimates and actual results, if material, could affect that period's operating results.

Inventories

The Company's inventories are comprised of complex, high technology parts that may be subject to rapid technological obsolescence and which are sold in a highly competitive industry. Inventories are valued at the lower of first-in, first-out cost or market, and are actively reviewed for product obsolescence and impaired values, based upon assumptions of future demand and market conditions. When it is determined that inventory is stated at a higher value than that which can be recovered, the Company writes this inventory down to its estimated realizable value. While the Company diligently endeavors to forecast customer demand and stock commensurate levels of inventory, unanticipated inventory write-downs in the future may be required.

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

Valuation of Long-Lived Assets

Long-lived assets, including property, plant and equipment, goodwill and intangible assets, are monitored and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimated cash flows are based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Estimates of undiscounted cash flows may differ from actual cash flows due to factors such as technological changes, economic conditions, and changes in the Company's business model or operating performance. If the sum of the undiscounted cash flows (excluding interest) is below the carrying value, an impairment loss is recognized, measured as the amount by which the carrying value exceeds the fair value of the asset.

Marketable and non-marketable long-term equity investments are also monitored for indications of impairment in value. The Company records an impairment charge against these investments when the investment is judged to have experienced a decline in value that is other than temporary. Judgments regarding the value of non-marketable equity investments is subjective and is dependent upon management's assessment of the performance of the investee and its prospects for future success. The Company holds minority equity investments in several publicly and privately owned companies, some of which operate in the semiconductor industry and are subject to many of the same business risks faced by SMSC. During the third quarter of fiscal 2003, impairment charges totaling $16.3 million were recorded against two of these investments.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company regularly evaluates the realizability of its deferred tax assets by assessing its forecasts of future taxable income and reviewing available tax planning strategies that could be implemented to realize the deferred tax assets. At February 28, 2003, the Company had $20.3 million of deferred tax assets in excess of deferred tax liabilities, all of which are considered fully realizable. Factors that may affect the Company's ability to achieve sufficient future taxable income for purposes of realizing its deferred tax assets include increased competition, a decline in sales and revenues or gross margins, loss of market share, delays in product availability, and technological obsolescence.

Legal Contingencies

From time to time, the Company is involved in legal actions arising in the ordinary course of business. There can be no assurance that any third-party assertions against the Company will be resolved without costly litigation, in a manner that is not adverse to its financial position, results of operations or cash flows. As of February 28, 2003, no estimate can be made of any possible loss or possible range of loss associated with the resolution any such contingencies. If additional information becomes available which indicates that a loss, or range of losses, is probable, the Company would then record a charge for the minimum estimated liability, which could materially impact operating results and financial condition.



Recent Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, Accounting for Exit or Disposal Activities. SFAS No. 146 requires that the liabilities for costs associated with an exit or disposal activity be recognized at their fair values when the liabilities are incurred. Under previous guidance, liabilities for certain exit costs were recognized at the date that management committed to an exit plan, which is generally before the actual liabilities are incurred. SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company's financial statements.

In November 2002 the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), effective prospectively for guarantees issued or modified after December 31, 2002. Under this Interpretation, a guarantor is required to recognize, at the inception of certain guarantees, a fair value liability for the obligations it has undertaken in issuing the guarantee. The Company did not have any outstanding guarantees at February 28, 2003 that were required to be recorded as obligations pursuant to the provisions of FIN 45.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123 (SFAS No. 123), which is effective for financial statements for fiscal years ending after December 15, 2002, with early adoption permitted. SFAS No. 148 will enable companies that choose to adopt the fair value based method to report the full effect of employee stock options in their financial statements immediately upon adoption, and to make available to investors better and more frequent disclosure about the cost of employee stock options. The Company will continue to apply the disclosure-only provisions of both SFAS No. 123 and SFAS No. 148.



Financial Market Risks

Interest Rate Risk - The Company's exposure to interest rate risk relates primarily to its investment portfolio. The primary objective of the Company's investment portfolio management is to invest available cash while preserving principal and meeting liquidity needs. In accordance with the Company's investment policy, investments are placed with high credit-quality issuers and the amount of credit exposure to any one issuer is limited.

As of February 28, 2003, the Company's $22.9 million of short-term investments consisted primarily of investments in corporate, government and municipal obligations with maturities of between three and twelve months. If market interest rates were to increase immediately and uniformly by 10% from levels at February 28, 2003, the Company estimates that the fair value of these short-term investments would decline by an immaterial amount. The Company generally expects to hold its short-term investments until maturity and, therefore, would not expect operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on short-term investments.

Equity Price Risk - The Company is exposed to an equity price risk on its investment in Chartered Semiconductor Manufacturing, Ltd. (Chartered). For every 10% adverse change in the market value of Chartered common stock, the Company would experience a decrease of approximately $0.2 million in its February 28, 2003 investment value. The Company recorded a non-cash charge of $7.8 million in the third quarter of fiscal 2003 for a decline in value of this investment, considered to be other than temporary, based upon a sustained reduction in Chartered's stock price performance. Following this charge, the remaining investment in Chartered stock represents the only material investment in equity securities of other companies on the Company's Consolidated Balance Sheet. The Company has sold call options covering this investment in the past and may do so in the future to reduce a portion of this market risk. No call options were sold covering this investment during fiscal 2003 or fiscal 2002.

Foreign Currency Risk - The Company has international sales and expenditures and is, therefore, subject to certain foreign currency rate exposure. The Company conducts a significant amount of its business in Asia. In order to reduce the risk from fluctuation in foreign exchange rates, most of the Company's product sales and all of its arrangements with its foundry, test and assembly vendors are denominated in U.S. dollars. Transactions in the Japanese market made by the Company's majority owned subsidiary, SMSC Japan, are denominated in Japanese yen. SMSC Japan purchases a significant amount of its products for resale from Standard Microsystems Corporation in U.S. dollars, and from time to time enters into forward exchange contracts to hedge against currency fluctuations associated with these product purchases. During fiscal 2003, SMSC Japan entered into a contract with a Japanese financial institution to purchase U.S. dollars to meet a portion of its U.S. dollar denominated product purchase requirements. Gains and losses on this contract were not significant. As of February 28, 2003, the remaining commitments under this contract, which expired in March 2003, were not significant.

The Company has never received a cash dividend (repatriation of cash) from SMSC Japan nor does it expect to receive such a dividend in the near future.

Standard Microsystems Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

For the years ended February 28,                                     2003              2002              2001
----------------------------------------------------------------------------------------------------------------

Product sales .............................................   $   154,244       $   128,528       $   162,008
Intellectual property revenues ............................         1,273            30,770             1,420
----------------------------------------------------------------------------------------------------------------
                                                                  155,517           159,298           163,428

Cost of goods sold ........................................        86,093            81,264            96,660
----------------------------------------------------------------------------------------------------------------

Gross profit ..............................................        69,424            78,034            66,768

Operating expenses:
  Research and development ................................        31,166            31,178            32,580
  Selling, general and administrative .....................        36,268            32,744            35,369
  Amortization of intangible assets .......................         1,167                 -                 -
  Restructuring costs .....................................          (247)            7,734                 -
----------------------------------------------------------------------------------------------------------------

Income (loss) from operations .............................         1,070             6,378            (1,181)

Other income (expense):
  Interest income .........................................         2,069             3,450             5,534
  Interest expense ........................................          (166)             (133)             (212)
  Impairments of investments ..............................       (16,306)             (669)                -
  Other income (expense), net .............................           (43)            1,660            28,971
----------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes and minority interest ...       (13,376)           10,686            33,112

Provision for (benefit from) income taxes .................        (6,422)            3,171            10,852

Minority interest in net income of subsidiary .............            17                40                96
----------------------------------------------------------------------------------------------------------------

Income (loss) from continuing operations ..................        (6,971)            7,475            22,164

Discontinued operations:
  Gain (loss) from discontinued operations (net of
     income taxes of ($281), ($918), and $2,799) ..........          (500)           (1,564)            4,765
----------------------------------------------------------------------------------------------------------------

Net income (loss) .........................................   $    (7,471)      $     5,911       $    26,929
================================================================================================================

Basic net income (loss) per share:

  Income (loss) from continuing operations ................   $     (0.42)      $      0.47       $      1.39
  Gain (loss) from discontinued operations ................         (0.03)            (0.10)             0.30
----------------------------------------------------------------------------------------------------------------

Basic net income (loss) per share .........................   $     (0.45)      $      0.37       $      1.69
================================================================================================================

Diluted net income (loss) per share:

  Income (loss) from continuing operations ................   $     (0.42)      $      0.44       $      1.29
  Gain (loss) from discontinued operations ................         (0.03)            (0.09)             0.28
----------------------------------------------------------------------------------------------------------------

Diluted net income (loss) per share .......................   $     (0.45)      $      0.35       $      1.57
================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Standard Microsystems Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

As of February 28,                                   2003               2002
--------------------------------------------------------------------------------

Assets

Current assets:
  Cash and cash equivalents .................. $   90,025         $   98,065
  Short-term investments .....................     22,872             28,595
  Accounts receivable, net of allowance
    for doubtful accounts of $460 and
     $450, respectively ......................     22,738             21,828
  Inventories ................................     17,644             17,585
  Deferred income taxes ......................      8,545              8,582
  Other current assets .......................      8,710              4,317
--------------------------------------------------------------------------------
  Total current assets .......................    170,534            178,972

Property, plant and equipment, net ...........     22,257             24,170
Goodwill .....................................     29,773                  -
Intangible assets, net .......................      6,008                  -
Investment in Chartered Semiconductor ........      1,840              9,992
Deferred income taxes ........................     11,779              7,196
Other assets .................................      5,758             15,733
--------------------------------------------------------------------------------

                                               $  247,949         $  236,063
================================================================================
Liabilities and shareholders' equity

Current liabilities:
  Accounts payable ..........................  $    9,114         $    8,477
  Deferred income on shipments to
    distributors ............................       5,943              6,225
  Accrued expenses, income taxes and
    other liabilities .......................       9,838              9,289
--------------------------------------------------------------------------------
 Total current liabilities ..................      24,895             23,991
--------------------------------------------------------------------------------
Other liabilities ...........................       7,379              6,973

Commitments and contingencies


Minority interest in subsidiary ..............     11,663             11,646

Shareholders' equity:
  Preferred stock, $.10 par value
    authorized 1,000 shares, none issued .....          -                  -
  Common stock, $.10 par value authorized
    30,000 shares, issued 18,590 and
     17,277 shares, respectively .............      1,859              1,728
  Additional paid-in capital .................    145,553            119,505
  Retained earnings ..........................     77,492             84,963
  Treasury stock, 1,820 and 1,338 shares,
     respectively, at cost ...................    (23,454)           (13,861)
  Accumulated other comprehensive income .....      2,562              1,118
--------------------------------------------------------------------------------
  Total shareholders' equity .................    204,012            193,453
--------------------------------------------------------------------------------
                                               $  247,949         $  236,063
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

Standard Microsystems Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)
                                                                                                             Accumulated
                                                                   Additional                                  Other
                                                   Common Stock     Paid-In    Retained     Treasury Stock  Comprehensive
                                                 Shares    Amount   Capital    Earnings   Shares     Amount    Income         Total
------------------------------------------------------------------------------------------------------------------------------------

Balance at February 29, 2000 ................... 16,431   $ 1,643  $  112,297  $ 52,123     (671)  $ (4,379)  $  40,108  $  201,792

  Comprehensive loss:
  Net income ...................................      -         -           -    26,929        -          -           -      26,929
  Other comprehensive loss
   Change in unrealized gain on investments ....      -         -           -         -        -          -     (33,778)    (33,778)
   Foreign currency translation adjustment .....      -         -           -         -        -          -        (960)       (960)
                                                                                                                         -----------
  Total other comprehensive loss ...............                                                                            (34,738)
                                                                                                                         -----------
  Total comprehensive loss .....................                                                                             (7,809)

  Shares issued under Incentive Savings
     and Retirent Plan .........................     23         2         317         -        -          -           -         319
  Stock options exercised ......................    333        33       3,003         -        -          -           -       3,036
  Tax effect of employee stock plans ...........      -         -         567         -        -          -           -         567
  Stock-based compensation .....................     95        10           -         -        -          -           -          10
  Amortization of deferred stock-based
     compensation ..............................      -         -         351         -        -          -           -         351
  Net exercise of stock warrants ...............    200        20         (20)        -        -          -           -           -
  Purchases of treasury stock ..................      -         -           -         -     (327)    (3,951)          -      (3,951)
------------------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 2001 ................... 17,082     1,708     116,515    79,052     (998)    (8,330)      5,370     194,315


   Comprehensive income:
   Net income ..................................      -         -           -     5,911        -          -           -       5,911
   Other comprehensive loss
      Change in unrealized gain on investments .      -         -           -         -        -          -      (2,683)     (2,683)
      Foreign currency translation adjustment ..      -         -           -         -        -          -      (1,569)     (1,569)
                                                                                                                         -----------
   Total other comprehensive loss ..............                                                                             (4,252)
                                                                                                                         -----------
   Total comprehensive income ..................                                                                              1,659

   Stock options exercised .....................    169        17       1,543         -        -          -           -       1,560
   Tax effect of employee stock plans ..........      -         -         595         -        -          -           -         595
   Stock-based compensation ....................     26         3         210         -        -          -           -         213
   Amortization of deferred stock-based
     compensation ..............................      -         -         642         -        -          -           -         642
   Purchases of treasury stock .................      -         -           -         -     (340)    (5,531)          -      (5,531)
------------------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 2002 ................... 17,277     1,728     119,505    84,963   (1,338)   (13,861)      1,118     193,453

   Comprehensive loss:
   Net loss ....................................      -         -           -    (7,471)       -          -           -      (7,471)
   Other comprehensive income
      Change in unrealized gain on investments .      -         -           -         -        -          -        (283)       (283)
      Foreign currency translation adjustment ..      -         -           -         -        -          -       1,727       1,727
                                                                                                                         -----------
   Total other comprehensive income ............                                                                              1,444
                                                                                                                         -----------
   Total comprehensive loss ....................                                                                             (6,027)

   Stock options exercised .....................    489        49       5,139         -        -          -           -       5,188
   Tax effect of employee stock plans ..........      -         -       1,828         -        -          -           -       1,828
   Stock-based compensation ....................     75         7         302         -        -          -           -         309
   Amortization of deferred stock-based
     compensation ..............................      -         -         923         -        -          -           -         923
   Issuance of common stock for business
     acquisition ...............................    749        75      17,856         -        -          -           -      17,931
   Purchases of treasury stock .................      -         -           -         -     (482)    (9,593)          -      (9,593)
------------------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 2003 ................... 18,590   $ 1,859  $  145,553  $ 77,492   (1,820)  $(23,454)  $   2,562  $  204,012
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Standard Microsystems Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

For the years ended February 28,                                            2003                2002               2001
------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
  Cash received from customers and licensees .....................   $   154,202        $    152,884        $   163,355
  Cash paid to suppliers and employees ...........................      (143,314)           (122,655)          (160,868)
  Interest received ..............................................         2,279               4,208              4,795
  Interest paid ..................................................          (142)               (133)              (212)
  Income taxes received (paid) ...................................         1,888              (5,349)            (8,239)
------------------------------------------------------------------------------------------------------------------------

    Net cash provided by (used for) operating activities .........        14,913              28,955             (1,169)
------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
  Capital expenditures ...........................................        (5,695)             (4,488)           (14,600)
  Acquisition of Gain Technology Corporation, net of
   cash acquired .................................................       (15,669)             (2,500)                 -
  Sales of property, plant and equipment .........................           148               2,004                891
  Sales of long-term equity investments and options ..............            78               1,064             38,608
  Purchases of short-term investments ............................       (32,292)            (32,595)           (10,632)
  Maturities of short-term investments ...........................        38,204              13,629              3,003
  Other                                                                      (38)                (83)              (140)
------------------------------------------------------------------------------------------------------------------------

    Net cash provided by (used for)  investing activities ........       (15,264)            (22,969)            17,130
------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
  Proceeds from issuance of common stock .........................         5,188               1,560              3,111
  Purchases of treasury stock ....................................       (10,375)             (4,750)            (3,951)
  Repayments of obligations under capital leases and
   notes payable .................................................       (2,617)              (1,002)              (924)
------------------------------------------------------------------------------------------------------------------------

    Net cash used for financing activities .......................        (7,804)             (4,192)            (1,764)
------------------------------------------------------------------------------------------------------------------------

Effect of foreign exchange rate changes on cash and cash
     equivalents .................................................         1,038                (691)              (424)
------------------------------------------------------------------------------------------------------------------------

Net cash provided by (used for) discontinued operations ..........          (923)             (2,583)            12,367
------------------------------------------------------------------------------------------------------------------------


Net increase (decrease) in cash and cash equivalents ..............       (8,040)             (1,480)            26,140

Cash and cash equivalents at beginning of year ....................       98,065              99,545             73,405
------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year ..........................  $    90,025        $     98,065        $    99,545
========================================================================================================================

Reconciliation of income (loss) from continuing operations to net cash provided by (used for) operating activities:

Income (loss) from continuing operations ..........................  $    (6,971)      $      7,475         $    22,164

Adjustments to reconcile income (loss) from continuing
   operations to net cash provided by (used for) operating activities, net of the effects of business acquisition:

  Depreciation and amortization ...................................       10,752             11,614              11,792
  Gains on sales of investments and property .....................           (47)            (1,639)            (28,935)
  Asset impairments ...............................................       16,306              5,602                   -
  Other adjustments, net ..........................................         (143)                80                (221)

  Changes in operating assets and liabilities:
    Accounts receivable ...........................................       (1,411)            (5,666)                (44)
    Inventories ...................................................         (184)            14,172             (12,139)
    Accounts payable and accrued expenses and other
     liabilities ..................................................          753             (1,450)              3,982
    Other changes, net ............................................       (4,142)            (1,233)              2,232
------------------------------------------------------------------------------------------------------------------------

Net cash provided by (used for) operating activities ..............  $    14,913       $     28,955         $    (1,169)
========================================================================================================================

During fiscal 2003, the Company acquired $1,876 of design tools through long-term financing provided by the supplier.

The accompanying notes are an integral part of these consolidated financial statements.

                       Standard Microsystems Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   DESCRIPTION OF BUSINESS

Standard Microsystems Corporation (the Company or SMSC), a Delaware corporation founded in 1971 and based in Hauppauge, New York, is a worldwide supplier of leading edge digital, mixed-signal and analog integrated circuits for a broad range of high-speed communication and computing applications. The Company's products provide solutions in Advanced Input/Output (I/O) technology, environmental monitoring and control, USB connectivity, networking and embedded control systems. SMSC is the world's leading supplier of Advanced I/O integrated circuits for desktop and mobile personal computers.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The Company's fiscal year ends on the last day in February. The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany accounts and transactions.

Reclassifications
Certain items in the prior years' consolidated financial statements have been reclassified to conform to the fiscal 2003 presentation.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The Company bases the estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Revenue Recognition
The Company recognizes revenue from product sales to original equipment manufacturers (OEMs) and end-users at the time of shipment, net of appropriate reserves for product returns and allowances. The Company's terms of shipment are customarily FOB shipping point.

Certain of the Company's products are sold to distributors under agreements providing for price protection and rights to return unsold merchandise. Accordingly, recognition of revenue and associated gross profit on shipments to a majority of the Company's distributors is deferred until the distributors resell the products. Shipments made by the Company's Japanese subsidiary to distributors in Japan are made under agreements that permit limited or no stock return privileges and no price protection or other sales price rebates. Revenue for shipments to distributors in Japan is recognized upon shipment to the distributor.

Revenue recognition for a special intellectual property payment received in fiscal 2002 is discussed within Note 7. The Company recognizes its other intellectual property revenues upon notification of sales of the licensed technology by its licensees. The terms of the Company's licensing agreements generally require licensees to give notification to the Company and to pay royalties no later than 60 days after the end of the quarter during which the sales take place.

Cash and Cash Equivalents
Cash and cash equivalents consist principally of cash in banks and highly liquid debt instruments purchased with original maturities of three months or less.

Short-Term Investments
Marketable debt and equity securities are reported at fair value. As of February 28, 2003, short-term investments consisted primarily of investments in corporate obligations with maturities of between three and twelve months and are classified as available-for-sale. Unrealized gains and losses on short-term investments are included as a separate component of Shareholders' equity. The cost of these short-term investments approximates their market value as of February 28, 2003.

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

Cost-Basis Investments
Equity investments representing an ownership interest of less than 20% in non-publicly traded companies are carried at cost. Changes in the values of these investments are not recognized unless they are sold, or an impairment in value is deemed to be other than temporary.

Long-Term Investments in Equity Securities
Investments in publicly traded equity securities are classified as available-for-sale and are carried at fair value on the accompanying Consolidated Balance Sheets. Unrealized gains and temporary losses on such securities, net of taxes, are reported in Accumulated other comprehensive income within Shareholders' equity. Impairment charges on these investments are recorded if declines in value are deemed to be other than temporary.

Long-Lived Assets
The Company assesses the recoverability of long-lived assets, including goodwill and intangible assets, whenever events or changes in circumstances indicate that future undiscounted cash flows expected to be generated by an asset's disposition or use may not be sufficient to support its carrying value. If such cash flows are not sufficient to support the asset's recorded value, an impairment charge is recognized to reduce the carrying value of the long-lived asset to its estimated fair value.

Goodwill and Purchased Intangible Assets
In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires goodwill and certain other intangible assets to be tested for impairment at least annually, as well as when an event indicating possible impairment may have occurred. Intangible assets other than goodwill that have finite lives are amortized over their estimated useful lives. The Company adopted the provisions of SFAS No. 142 during fiscal 2003. Further discussion of the Company's goodwill and intangible assets is provided within
Note 5.

Research and Development
Expenditures for research and development are expensed in the period incurred.

Stock-Based Compensation
The Company has in effect several stock-based compensation plans under which incentive stock options, non-qualified stock options and restricted stock awards are granted to employees and directors. All stock options are granted with exercise prices equal to the fair value of the underlying shares on the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees and accordingly recognizes no compensation expense for the stock option grants. Additional pro forma disclosures as required under SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, are detailed below.

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

Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS No. 123, and has been calculated as if the Company has accounted for its stock option plans under the fair value method of SFAS No.
123. The fair value of stock options issued has been estimated at the dates of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

For the years ended February 28,         2003          2002          2001
-----------------------------------------------------------------------------
Dividend yield ........................     -             -             -
Expected volatility ...................   64%           63%           64%
Risk-free interest rates .............. 2.50%         4.17%         4.62%
Expected lives (in years) .............   4.9             4             4
-----------------------------------------------------------------------------

The weighted average Black-Scholes values of options granted in fiscal 2003, 2002 and 2001 were $11.69, $7.57 and $8.57, respectively. The values produced by this model are limited by the inclusion of highly subjective assumptions, which greatly affect the calculated values.

For purposes of pro forma disclosures, the estimated fair market value of the Company's options is amortized as an expense over the options' vesting periods. Had compensation expense been recorded under the provisions of SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been the pro forma amounts indicated below (in thousands, except per share data):

For the years ended February 28,            2003          2002          2001
--------------------------------------------------------------------------------
Net income (loss):
     As reported ......................  $(7,471)       $5,911       $26,929
     Pro forma ........................  (14,263)         (142)       22,529
--------------------------------------------------------------------------------
Diluted net income (loss) per share:
     As reported ......................  $ (0.45)       $ 0.35       $  1.57
     Pro forma ........................    (0.86)        (0.01)         1.31
--------------------------------------------------------------------------------

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future operating results.

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

Translation of Foreign Currencies
Assets and liabilities of foreign subsidiaries are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of their operations are translated using the average exchange rates during the period. Resulting translation adjustments are recorded within Accumulated other comprehensive income within Shareholders' equity.

Foreign Exchange Contracts
The Company purchases most of its materials and transacts most of its international sales, with the exception of certain sales to customers in Japan, in U.S. dollars. The Company's Japanese subsidiary, SMSC Japan, serves the Japanese market and transacts most of its sales to its customers in Japanese yen. SMSC Japan purchases a significant amount of its products for resale from Standard Microsystems Corporation in U.S. dollars and, from time to time, enters into forward exchange contracts to hedge against currency fluctuations associated with these product purchases. During fiscal 2003, SMSC Japan entered into a contract with a Japanese financial institution to purchase U.S. dollars to meet a portion of its U.S. dollar denominated product purchase requirements. Gains and losses on this contract were not significant. As of February 28, 2003, the remaining commitments under this contract, which expired in March 2003, were not significant.

Comprehensive Income
The Company's other comprehensive income (loss) consists of foreign currency translation adjustments and unrealized gains and losses on investments.

Recent Accounting Pronouncements
In June 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities. SFAS No. 146 requires that the liabilities for costs associated with an exit or disposal activity be recognized at their fair values when the liabilities are incurred. Under previous guidance, liabilities for certain exit costs were recognized at the date that management committed to an exit plan, which is generally before the actual liabilities are incurred. SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material impact on the Company's financial statements.

In November 2002 the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), effective prospectively for guarantees issued or modified after December 31, 2002. Under this Interpretation, a guarantor is required to recognize, at the inception of certain guarantees, a fair value liability for the obligations it has undertaken in issuing the guarantee. The Company did not have any outstanding guarantees at February 28, 2003 required to be recorded as obligations pursuant to the provisions of FIN 45.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123, which is effective for financial statements for fiscal years ending after December 15, 2002, with early adoption permitted. SFAS No. 148 allows companies that choose to adopt the fair value based method to report the full effect of employee stock options in their financial statements immediately upon adoption, and to make available to investors better and more frequent disclosure about the cost of employee stock options. The Company will continue to apply the disclosure-only provisions of both SFAS No. 123 and SFAS No. 148.

3.   NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the sum of the weighted average common shares outstanding during the period plus the dilutive effect of shares issuable through stock options. Shares used in calculating basic and diluted net income (loss) per share are reconciled as follows (in thousands):


  For the years ended February 28,            2003         2002         2001
--------------------------------------------------------------------------------
  Average shares outstanding for
   basic net income (loss) per share ...... 16,538       16,069       15,925
  Dilutive effect of stock options ........      -          831        1,240
--------------------------------------------------------------------------------
  Average shares outstanding for
   diluted net income (loss) per share .... 16,538       16,900       17,165
--------------------------------------------------------------------------------


The Company reported a net loss from continuing operations in fiscal 2003, and accordingly, the effect of stock options covering 5,054,000 common shares was antidilutive for that period and was excluded from average shares outstanding used in the calculation of the fiscal 2003 net loss per share.

Outstanding options covering 273,000 and 511,000 common shares were excluded from the computation of diluted net income per share for fiscal 2002 and 2001, respectively, because their effect was antidilutive.


4.   BUSINESS ACQUISITION

In June 2002, the Company acquired all of the outstanding common stock of Gain Technology Corporation (Gain), a developer and supplier of high-speed, high-performance analog and mixed-signal communications integrated circuits and proprietary intellectual property cores, based in Tucson, Arizona. Gain now operates as SMSC Analog Technology Center, Inc. (ATC). Through this acquisition, the Company significantly enhanced its analog and mixed-signal capabilities, by adding 35 highly skilled engineers and designers, acquiring several new products, and expanding its intellectual property portfolio.

The Company acquired ATC for initial consideration of $36.1 million, consisting of approximately 749,000 shares of SMSC common stock valued at $17.9 million, $16.6 million of cash (net of cash acquired), and $1.6 million of direct acquisition costs, including legal, banking, accounting and valuation fees. The value of the SMSC common stock was determined using the stock's market value for a reasonable period before and after the date the terms of the acquisition were announced. The terms of the acquisition provided that up to $17.5 million of additional consideration, payable in SMSC common stock and cash, may be issued to ATC's former shareholders during fiscal 2004 upon satisfaction of certain future performance goals. It has been determined that $15.0 million of the additional consideration was not earned, and $2.5 million remains contingent upon future performance. Any additional consideration paid will be recorded as goodwill.

In accordance with the provisions of SFAS No. 141, Business Combinations, the purchase price was allocated to the estimated fair values of assets acquired and liabilities assumed, as set forth in the following table. The fair values assigned to intangible assets and in-process research and development were determined with the assistance of a third-party appraisal.

     (in thousands)
     ------------------------------------------------------

     Current assets ...........................   $  1,672
     Property, plant and equipment ............      1,114
     Deferred income taxes ....................      1,212
     Other assets .............................         41
     Goodwill .................................     29,773
     Existing technologies ....................      6,179
     Other intangible assets ..................        908
     ------------------------------------------------------
     Total assets acquired ....................     40,899

     Current liabilities ......................      3,709
     Long-term obligations ....................      1,177
     ------------------------------------------------------
     Total liabilities assumed ................      4,886

     Net assets acquired ......................     36,013
     In-process research and development ......         87
     ------------------------------------------------------

     Total initial consideration ..............   $ 36,100
     ======================================================

The amounts allocated to current technologies are being amortized on a straight-line basis over their estimated useful life of six years. Other intangible assets are also being amortized on a straight-line basis over their respective estimated useful lives, ranging from one to ten years. In accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, the $29.8 million assigned to goodwill will not be amortized. Further information regarding goodwill and other intangible assets is provided within Note 5.

The amount assigned to in-process research and development relates to those ongoing projects that have not yet proven to be commercially feasible, and for which no alternative future use currently exists for the related technology. This charge is included within the Company's consolidated operating results for fiscal 2003.

The unaudited pro forma results of operations set forth below give effect to the acquisition of ATC as if it had occurred at the beginning of fiscal 2002. Pro forma data is subject to certain assumptions and estimates, and is presented for informational purposes only. This data does not purport to be indicative of the results that would have actually occurred had the acquisition occurred on the basis described above, nor do they purport to be indicative of future operating results.


     For the years ended February 28,                 2003          2002
     ---------------------------------------------------------------------
     (in thousands, except per share data)

     Sales and revenues .......................  $ 156,755     $ 165,544
     Net income (loss) ........................     (8,449)        3,317
     =====================================================================

     Basic net income (loss) per share ........  $   (0.51)    $    0.20
     Diluted net income (loss) per share ......      (0.51)         0.19
     =====================================================================


5.   GOODWILL AND INTANGIBLE ASSETS

As discussed within Note 4, the Company's June 2002 acquisition of Gain Technology Corporation included the acquisition of $7.1 million of finite-lived intangible assets and $29.8 million of goodwill. In accordance with the provisions of SFAS No. 142, this goodwill is not amortized, but is tested for impairment in value annually, as well as when an event or circumstance occurs indicating a possible impairment in value.

As of February 28, 2003, the Company's finite-lived intangible assets consisted of the following (in thousands):

                                                Accumulated
                                   Cost        Amortization             Net
  ------------------------------------------------------------------------------

  Existing technologies ...... $  6,179          $      772       $   5,407
  Customer contracts .........      498                 154             344
  Non-compete agreements .....      410                 153             257
  ------------------------------------------------------------------------------

                               $  7,087          $    1,079       $   6,008
  ==============================================================================


All finite-lived intangible assets are being amortized on a straight-line basis over their estimated useful lives. Existing technologies have been assigned an estimated useful life of six years. Customer contracts have been assigned useful lives of between one and ten years (with a weighted average life of approximately seven years), and non-compete agreements have been assigned useful lives of two years. The weighted average useful life of all intangible assets is approximately six years.

Estimated future intangible asset amortization expense for the next five fiscal years is as follows (in thousands):

                           Amortization of
                          Intangible Assets
     ---------------------------------------

     2004 ........................  $ 1,310
     2005 ........................    1,114
     2006 ........................    1,062
     2007 ........................    1,062
     2008 ........................    1,062
     =======================================

6.   BUSINESS RESTRUCTURING

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

As a result of this restructuring, the Company recorded charges of $9.0 million in fiscal 2002, of which $7.7 million was classified within operating expenses and $1.3 million was classified within cost of goods sold on the Consolidated Statement of Operations. In fiscal 2003, the Company reduced these charges by $0.2 million, after reassessing its remaining obligations under this restructuring plan.


A summary of the restructuring charge is as follows (in thousands):


                                                        Excess and                     Non-cancelable
                                       Impairments       Obsolete        Workforce         Lease          Other
                                        of Assets       Inventory        Reduction      Obligations      Charges        Total
-------------------------------------------------------------------------------------------------------------------------------
Charged to expense ................... $     5,340      $    1,275      $      309     $       1,870    $    215    $   9,009
Non-cash charges .....................      (5,190)         (1,275)              -                 -         (15)      (6,480)
Cash payments ........................           -               -            (307)              (99)        (19)        (425)
-------------------------------------------------------------------------------------------------------------------------------
Business restructuring reserve at
  February 28, 2002 ..................         150               -               2             1,771         181        2,104
Cash payments ........................           -               -               -              (397)        (21)        (418)
Non-cash charges .....................           -               -               -                 -         (20)         (20)
Adjustment to expense ................        (150)              -              (2)                -         (95)        (247)
-------------------------------------------------------------------------------------------------------------------------------
Business restructuring reserve at
   February 28, 2003 ................. $         -      $        -      $        -     $       1,374    $     45    $   1,419
===============================================================================================================================


Impairment of Assets
All assets identified as specifically utilized in the Company's PC chipset development activities were evaluated for possible future use, and those assets for which there was no alternative future use were written off. Most of these assets consisted of software and intellectual property used in the design and development of integrated circuits, many of which were acquired by non-exclusive, non-transferable licenses. These assets were classified as held for disposal, which was effected through abandonment of their use. One asset, which was originally acquired specifically to support the Company's PC chipset activities, was determined to have alternative future use within the Company's ongoing operations. An impairment charge of $1.9 million was recorded on this asset, based upon an assessment of its fair value through comparison to market values of assets providing functionality similar to the asset's future use.

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

Non-cancelable Lease Obligations
The workforce reduction created idle floor space at two of the Company's leased facilities, both of which are subject to long-term, non-cancelable lease obligations. The restructuring charge included $1.9 million to cover the cost of this idle space, which was based upon the ratio of idle floor space to total floor space at each location.

The Company completed its restructuring program during the fourth quarter of fiscal 2002. Substantially all of the cash payments related to the workforce reduction were made in that period. Payments related to non-cancelable lease obligations will be paid over their respective terms, through August 2008.

The restructuring had minimal impact on product sales, as the Company had yet to achieve significant product sales of PC chipset products.

7.   TECHNOLOGY AND PATENT LICENSE AGREEMENTS WITH INTEL CORPORATION

In 1987, the Company and Intel Corporation (Intel) entered into an agreement providing for, among other things, a broad, worldwide, non-exclusive patent cross-license between the two companies, covering manufacturing processes and products, thereby providing each company access to the other's current and future patent portfolios.

In September 1999, the two companies announced a technology exchange agreement (the Agreement) that would allow SMSC to accelerate its then ongoing development of Intel compatible chipset products. Chipset products are integrated circuits that communicate with the microprocessor (CPU) and assist in controlling the flow of information within a personal computer or similar application. The Agreement provided, among other things, for Intel to transfer certain intellectual property related to Intel chipset architectures to SMSC, and continues to provide SMSC the opportunity to supply Intel chipset components along with its own chipset solutions. The Agreement also limited SMSC's rights regarding Northbridges and Intel Architecture Microprocessors under the 1987 agreement.

The Agreement included provisions for its termination under certain circumstances. Under one such provision, beginning in the third year of the Agreement and annually thereafter, SMSC could elect to terminate the Agreement should SMSC not achieve certain minimum chipset revenue amounts set forth in the Agreement, unless Intel paid SMSC an amount equal to the shortfall between the minimum revenue amount and the actual revenue for that period. Upon the Agreement terminating under this provision, the limitations imposed by the Agreement on the Northbridge rights under the 1987 agreement would terminate immediately, and the limitations imposed by the Agreement on the microprocessor rights under the 1987 agreement would terminate twelve months later. Should Intel elect to make the revenue amount shortfall payment, the provisions of the Agreement would remain in force for the subsequent twelve-month period, for which another minimum revenue amount would be applicable, and at the end of which a similar termination event would arise. Minimum chipset revenue amounts were $30 million, $45 million, and $60 million for the twelve months ending September 21, 2001, 2002, and 2003, respectively, increasing by 10% for each succeeding twelve-month period following 2003, until expiration of the Agreement in July 2007.

In September 2001, pursuant to the provisions described in the preceding paragraph, SMSC notified Intel of a chipset revenue shortfall of approximately $29.6 million for the twelve months ended September 21, 2001. In November 2001, the Company received a $29.6 million payment from Intel, which is reported as intellectual property revenue on the Company's Consolidated Statement of Operations for fiscal 2002.

In September 2002, SMSC notified Intel of a chipset revenue shortfall of approximately $44.9 million for the 2002 twelve-month period. Intel did not make a payment to SMSC of that shortfall within the time frame specified within the Agreement, and SMSC gave Intel notice of termination of the Agreement in accordance with the terms thereof. The Company and Intel have commenced discussions regarding their various corporate and intellectual property relationships, including under the Agreement. However, there can be no assurance as to the outcome of those discussions.


8.   DISCONTINUED OPERATIONS

In March 1999, the Company's Board of Directors approved a plan for the Company to divest its Foundry Business Unit (FBU). This divestiture was completed on June 1, 1999, with the Company selling the assets of the FBU to privately held Inertia Optical Technology Applications, Inc. (IOTA) of Newark, New Jersey, in exchange for 38% of IOTA's outstanding common stock. The combined businesses began operating as Standard MEMS, Inc. (SMI).

The Company reported the operating results, net assets and cash flows of the FBU as a discontinued operation, and recorded a pre-tax charge of $15.2 million in fiscal 1999, covering write-downs of certain assets, pre-closing operating losses, and other costs associated with the transaction. In fiscal 2000, the Company recorded a $4.2 million adjustment to reduce the loss on the disposition of this operation, reflecting a previously reserved income tax benefit, as well as an adjustment of estimated final disposition costs. During fiscal 2001, the Company sold the majority of its ownership interest in SMI and realized an after-tax gain of $4.8 million, which appears as a Gain on sale of discontinued operation on the Consolidated Statement of Operations for the year ended February 28, 2001. This sale of SMI stock reduced the Company's ownership interest in SMI below 5%.

The Company has been involved in several legal actions relating to past divestitures of divisions and business units. These divestitures were accounted for as discontinued operations and, accordingly, costs associated with these actions are reported as a Loss from discontinued operations on the Consolidated Statements of Operations. These costs totaled $0.8 million, before applicable income tax benefits of $0.3 million, for the year ended February 28, 2003, and $2.5 million, before applicable income tax benefits of $0.9 million, for the year ended February 28, 2002. These costs were nominal for the year ended February 28, 2001.

9.   INVESTMENTS AND IMPAIRMENT CHARGES

Investment in Chartered Semiconductor
During fiscal 1996, the Company entered into an agreement with Singapore-based Chartered Semiconductor Manufacturing Ltd. (Chartered), whereby the Company acquired a minority equity interest of less than 2% in Chartered for $19.9 million. Under the terms of this agreement, the Company is allocated wafer production capacity in Chartered's wafer fabrication facilities.

In October 1999, shares of Chartered began trading publicly on the Singapore stock exchange, and also began trading on the Nasdaq stock market as American Depository Shares, or ADSs.

Other income (expense), net reported in fiscal 2001 reflects gains realized on the sales of portions of the Company's investment in Chartered, as well as proceeds from sales of call options covering a portion of its Chartered stock holdings. The gains totaled $24.2 million in fiscal 2001, while proceeds from the sales of call options, none of which were exercised, were $2.2 million during the same period. No sales of this investment or related call options were executed in either fiscal 2003 or fiscal 2002.

During the third quarter of fiscal 2003, the Company recorded a $7.8 million charge for a decline in value, considered to be other than temporary, of its equity investment in Chartered, based upon a sustained reduction in Chartered's stock price performance, reducing the cost basis of the remaining investment to $2.9 million.

As of February 28, 2003, the Company held approximately 444,000 of its original 828,000 Chartered ADSs, which are reported on the Consolidated Balance Sheet at $1.8 million, based upon their closing price on the Nasdaq Stock Market on that date. This further decline in value, as compared to the investment's cost basis as adjusted in the third quarter of fiscal 2003, is reported as a component of Accumulated other comprehensive income on the Company's Consolidated Balance Sheet. If Chartered's stock continues to trade below the Company's adjusted cost basis, further write-downs of this investment in the future are possible.

The investment in Chartered stock represents the only material investment in equity securities of other companies on the Company's February 28, 2003 Consolidated Balance Sheet.

Investment in SMC Networks, Inc.
As more fully described within Note 15, the Company's investment in SMC Networks, Inc. is a residual minority equity interest in a non-public company sold by SMSC in 1997. Based upon a valuation analysis performed by the Company with the assistance of a third party during the third quarter of fiscal 2003, this investment, which carried an original cost of $8.5 million, was fully written off in the third quarter of fiscal 2003.

Other Long-Term Equity Investments
The Company held an equity investment of less than 1% in a publicly traded company, all of which was sold over the past three fiscal years, resulting in a nominal pre-tax gain in fiscal 2003, and pre-tax gains of $1.1 million and $2.0 million in fiscal 2002 and 2001, respectively.

During third and fourth quarters of fiscal 2002, the Company recorded charges totaling $0.7 million to write down two cost-basis investments in privately held companies. Management concluded that these investments had experienced impairments in value considered to be other than temporary. Both investments now carry no net book value.

All gains and losses related to these equity investments are included within Other income (expense), net, on the Consolidated Statements of Operations.

10.  OTHER BALANCE SHEET DATA
     (In thousands)

As of February 28,                                 2003                  2002
-----------------------------------------------------------------------------
Inventories:
Raw materials .........................  $          761        $          465
Work-in-process .......................           7,686                 5,820
Finished goods ........................           9,197                11,300
-----------------------------------------------------------------------------
                                         $       17,644        $       17,585
=============================================================================

Property, plant and equipment:
Land ..................................  $        3,434        $        3,434
Buildings and improvements ............          29,927                29,257
Machinery and equipment ...............          81,562                76,121
-----------------------------------------------------------------------------
                                                114,923               108,812
Less: accumulated depreciation ........          92,666                84,642
-----------------------------------------------------------------------------
                                         $       22,257        $       24,170
=============================================================================

Other assets:
Common stock of SMC Networks, Inc. ....  $            -        $        8,452
Other .................................           5,758                 7,281
-----------------------------------------------------------------------------
                                         $        5,758        $       15,733
=============================================================================

Accrued expenses, income taxes and
 other liabilities:
Salaries and fringe benefits ..........  $        2,322        $        2,358
Current maturities of long-term debt ..           1,756                   890
Business restructuring obligations
 (current portion) ....................             459                   726
Other .................................           5,301                 5,315
-----------------------------------------------------------------------------
                                         $        9,838        $        9,289
=============================================================================

Other liabilities:
Retirement benefits ...................  $        5,811        $        5,395
Business restructuring obligations ....             960                 1,378
Other .................................             608                   200
-----------------------------------------------------------------------------
                                         $        7,379        $        6,973
=============================================================================


11.  SALES OF FACILITIES

During the first quarter of fiscal 2002, the Company sold two underutilized facilities. Combined proceeds from these sales were $2.1 million, before related expenses, and the sales resulted in a net pre-tax gain of approximately $0.6 million, which is included within Other income (expense), net.


12.  SHAREHOLDERS' EQUITY

Common Stock Repurchase Program
In July 2002, the Company's Board of Directors approved an increase in the number of shares authorized for repurchase under the Company's common stock repurchase program by one million shares, bringing the total number of shares authorized for repurchase under the program to three million. This program allows the Company to repurchase shares of its common stock on the open market or in private transactions. As of February 28, 2003, the Company had repurchased approximately 1.8 million shares of common stock at a cost of $23.5 million under this program, including 482,000 shares repurchased in fiscal 2003 at a cost of $9.6 million, 340,000 shares repurchased in fiscal 2002 for $5.5 million, and 327,000 shares repurchased in fiscal 2001 for $4.0 million. The Company currently holds repurchased shares as treasury stock, reported at cost.

Shareholder Rights Plan
The Company maintains a Shareholder Rights Plan as part of its commitment to ensure fair value to all shareholders in the event of an unsolicited takeover offer. The Company's current Shareholder Rights Plan was adopted by the Board of Directors in January 1998, replacing the Company's previous plan that had expired on January 12, 1998, and was subsequently amended in December 2000 and in April 2002. Under this plan, the Company's shareholders of record on January 13, 1998 received a dividend distribution of one preferred stock purchase right for each share of common stock then held, and any new stock issued after the record date contains the same rights. In the event of certain efforts to acquire control of the Company, these rights allow shareholders to purchase common stock of the Company at a discounted price. The rights will expire in January 2008, unless previously redeemed by the Company at $.01 per right. Citigroup, Inc.'s (Citigroup) ownership of the Company's common stock is excluded from requiring distribution of rights under the plan, so long as Citigroup remains a passive investor and its ownership interest does not exceed 28%. As of December 31, 2002, Citigroup was the beneficial owner of approximately 20% of the Company's common stock.

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


13.  INCOME TAXES

The provision for income taxes included in the accompanying Consolidated Statements of Operations consists of the following (in thousands):


For the years ended February 28,               2003         2002         2001
--------------------------------------------------------------------------------
Current
  Federal ...............................  $ (3,119)    $  5,308     $  7,684
  Foreign ...............................       327          241          602
  State .................................       147          176          149
--------------------------------------------------------------------------------
                                             (2,645)       5,725        8,435
Deferred ................................    (4,058)      (3,472)       5,216
--------------------------------------------------------------------------------
                                             (6,703)       2,253       13,651
Less: tax provision for (benefit from)
  discontinued operations ...............      (281)        (918)       2,799
--------------------------------------------------------------------------------
                                           $ (6,422)    $  3,171     $ 10,852
--------------------------------------------------------------------------------


The tax provisions for and benefits from discontinued operations represent the taxes resulting from gains and losses related to the Company's previous sale of former divisions, which were accounted for as discontinued operations. These gains and losses are further described in Note 8.

The provision for (benefit from) income taxes related to continuing operations differs from the amount computed by applying the U.S. federal statutory tax rate as a result of the following:

For the years ended February 28,               2003          2002         2001
--------------------------------------------------------------------------------
Provision for (benefit from) income taxes
  computed at U.S. federal statutory rate ..  (35.0)%        35.0%        35.0%
State taxes, net of federal benefit ........   (0.8)          1.0          0.2
Differences between foreign
  and U.S. income tax rates ................    1.5          (0.7)         0.7
Tax-exempt income ..........................   (1.7)         (4.5)        (2.2)
Export sales benefit .......................   (6.5)           -            -
Tax credits ................................   (4.6)         (1.9)        (1.0)
Other ......................................   (0.9)          0.8          0.1
--------------------------------------------------------------------------------

                                              (48.0)%        29.7%        32.8%
--------------------------------------------------------------------------------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred tax benefits are as follows (in thousands):

As of February 28,                                           2003         2002
--------------------------------------------------------------------------------

Deferred tax assets:
Reserves and accruals not currently
  deductible for income tax purposes .................  $   5,307    $   5,186
Inventory valuation ..................................      2,416        3,372
Intangible asset amortization ........................        379        2,124
Restructuring costs ..................................      2,321        2,553
Purchased in-process technology ......................      1,058        1,179
Property, plant and equipment depreciation ...........        347          503
Impairment charges on investments ....................      5,707           -
Net operating losses .................................      1,449           -
Other, net ...........................................      1,340          861
--------------------------------------------------------------------------------

Net deferred tax assets ..............................  $  20,324    $  15,778
--------------------------------------------------------------------------------


Income (loss) before income taxes and minority interest includes foreign income of $0.2 million, $0.7 million and $0.9 million for fiscal 2003, 2002 and 2001, respectively.

At February 28, 2003, the Company had federal net operating losses totaling $11.7 million. Of this amount, $4.1 million is attributable to the June 2002 acquisition of Gain Technology Corporation and is subject to certain limitations under Section 382 of the Internal Revenue Code. The remaining $7.6 million results from the Company's fiscal 2003 operating results, the tax effect of which is reflected on the Consolidated Balance Sheet at February 28, 2003 as a receivable within Other current assets. The Company also has $2.5 million of New York State tax credit carryforwards at the end of fiscal 2003, of which $0.1 million will expire in fiscal 2004. The remaining $2.4 million of credit carryforwards expire at various dates in fiscal 2005 through fiscal 2016.


14.  MINORITY INTEREST IN SUBSIDIARY

Sumitomo Metal Industries, Ltd. of Osaka, Japan (Sumitomo) owns 20% of the issued and outstanding common stock and all of the non-cumulative, non-voting 6% preferred stock of the Company's subsidiary, SMSC Japan. This subsidiary, formerly known as Toyo Microsystems Corporation, was renamed Standard Microsystems K.K. in March 2002, and is now doing business as SMSC Japan.

The Company and Sumitomo have agreed to declare a preferred dividend if SMSC Japan should realize net income of at least five times the total amount of preferred dividends which would be payable on all preferred stock then outstanding. The annual preferred dividend would be equal to 6% of the subscription price of 2.16 billion yen, or approximately $1.1 million, at an exchange rate of 118 yen per dollar. No such dividends have as yet been declared. In the event that a third party acquires a majority of the outstanding common stock of the Company, Sumitomo has the option to require the Company to purchase Sumitomo's interest in SMSC Japan.


15.  COMMITMENTS AND CONTINGENCIES

Compensation
Certain executives and key employees are employed under separate agreements terminating on various dates through fiscal 2006. These agreements provide, among other things, for annual base salaries totaling $1.5 million, $0.8 million and $0.2 million in fiscal 2004, 2005 and 2006, respectively.

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

At February 28, 2003, future minimum lease payments for non-cancelable lease obligations are as follows (in thousands):

                                            Capital        Operating
                                            Leases           Leases
---------------------------------------------------------------------
  2004 .................................  $     365        $   2,306
  2005 .................................         55            1,801
  2006 .................................         23              888
  2007 .................................          -              834
  2008 .................................          -              692
  Thereafter ...........................          -              497
---------------------------------------------------------------------
  Total minimum lease payments .........        443        $   7,018
  Less: Amount representing interest ...         27        ==========
-----------------------------------------------------
  Present value of minimum
   lease payments ......................        416
  Less: Current obligation .............        343
-----------------------------------------------------
  Long-term obligation .................  $      73
=====================================================


Included within property and equipment are the following assets held under capital leases (in thousands):

As of February 28,                              2003             2002
-----------------------------------------------------------------------
Machinery and equipment ................  $    4,910       $    4,709
Less: Accumulated depreciation .........      (4,132)          (3,265)
-----------------------------------------------------------------------
                                          $      778       $    1,444
=======================================================================


Total rent expense for all operating leases was $1.7 million, $1.8 million and $1.9 million in fiscal 2003, 2002 and 2001, respectively.

The Company leases one of its buildings and related improvements to an outside party under a non-cancelable operating lease. At February 28, 2003, the cost and accumulated depreciation of the leased facility was $7.2 million and $4.9 million, respectively.

Future minimum rental income under this operating lease for the next five fiscal years and thereafter is as follows (in thousands):

                                             Rental
                                             Income
     -----------------------------------------------

     2004 ..............................  $     398
     2005 ..............................        421
     2006 ..............................        445
     2007 ..............................        470
     2008 ..............................        498
     2009 and thereafter ...............      1,225
----------------------------------------------------

                                          $   3,457
====================================================


Litigation
The Company is subject to various lawsuits and claims in the ordinary course of business. While the outcome of these matters cannot be determined, management believes that their ultimate resolution will not have a material effect on the Company's operations or financial position.

In October 1997, the Company sold an 80.1% interest in SMC Networks, Inc., a then-newly formed subsidiary comprised of its former local area networking division, to an affiliate of Accton Technology Corporation (Accton). In consideration for the sale, the Company received $38.2 million in cash, plus an additional $2.0 million which was placed in an interest-bearing escrow account as security for the Company's indemnity obligations under the agreement, and which was scheduled for release to the Company in January 1999. The Company's 19.9% minority interest in SMC Networks, Inc. carried an original cost of $8.5 million. Further discussion regarding this investment appears within Note 9.

In December 1998, Accton notified the Company and the escrow agent of Accton's intention to seek indemnification and damages from the Company in excess of $10.0 million by reason of alleged misrepresentations and inadequate disclosures relating to the transaction and other alleged breaches of covenants and representations in the related agreements. Based upon those allegations, the escrow account was not released to the Company as scheduled in January 1999. In January 1999, SMSC filed an action in the Supreme Court of New York (the Action) against Accton, SMC Networks, Inc. and other parties, seeking the release of the escrow account to the Company on the grounds that Accton's allegations are without merit, and seeking payment of approximately $1.6 million owed to the Company by SMC Networks, Inc. In November 1999, the Court issued an order staying the Action and directed the parties to arbitration under the arbitration provisions of the original transaction agreements. The parties are proceeding with arbitration and, in July 2000, the Company asserted various claims against Accton and its affiliates, including claims for fraud, improper transfer of profits, mismanagement, breach of fiduciary duties and payment default.

The Company remains confident that it negotiated and fully performed its obligations under the agreements with Accton in good faith and considers the claims against it to be without merit. The Company is vigorously defending itself against the allegations made by Accton and, although it is not possible at this time to assess the likelihood of any liability being established, expects that the outcome will not be material to the Company. Furthermore, the Company is vigorously pursuing recovery of damages and other relief from Accton pursuant to the Company's claims, but the likelihood of any such recovery also cannot currently be established.


16.  BENEFIT AND INCENTIVE PLANS

Incentive Savings and Retirement Plan
The Company maintains a defined contribution Incentive Savings and Retirement Plan (the Plan) which, pursuant to Section 401(k) of the Internal Revenue Code, permits employees to defer taxation on their pre-tax contributions to the Plan.

The Plan permits employees to contribute up to 15% of their earnings, through payroll deductions, based on earnings reduction agreements. The Company makes matching contributions to the Plan in the form of SMSC common stock. The Company's matching contribution to the plan is equal to two-thirds of the employee's contribution, up to 6% of the employee's earnings. The Company's matching contributions to the Plan totaled $1.0 million, $0.9 million and $0.7 million in fiscal 2003, 2002 and 2001, respectively.

Since July 2000, common stock for the Company's matching contributions to the Plan has been purchased in the open market. Previously, newly issued common stock was contributed to the Plan from authorized reserves. Since its inception, 1,334,000 shares of the Company's common stock have been contributed to the Plan.

As of February 28, 2003, 336 of the 422 employees who had satisfied the Plan's eligibility requirements to participate were making contributions to the Plan.

Employee Stock Option Plans
Under the Company's stock option plans, the Compensation Committee of the Board of Directors is authorized to grant options to purchase shares of common stock. The purpose of these plans is to promote the interests of the Company and its shareholders by providing officers and key employees with additional incentives and the opportunity, through stock ownership, to increase their proprietary interest in the Company and their personal interest in its continued success. Options are granted at prices not less than the fair market value on the date of grant. As of February 28, 2003, 459,000 shares of common stock were available for future grants of stock options or restricted stock awards.

Stock option plan activity is summarized below (shares in thousands):

                                              Fiscal       Weighted      Fiscal     Weighted      Fiscal      Weighted
                                               2003        Average        2002      Average        2001       Average
                                              Shares       Exercise      Shares     Exercise      Shares      Exercise
                                                            Price                    Price                     Price
------------------------------------------------------------------------------------------------------------------------
Options outstanding, beginning of year ......  4,063      $   12.52       3,500    $   12.17       2,510     $    9.10
Granted .....................................  1,732          21.71       1,138        13.95       1,581         16.11
Exercised ...................................   (407)         10.79        (175)        9.49        (287)         8.98
Canceled or expired .........................   (610)         21.30        (400)       14.86        (304)        10.38
------------------------------------------------------------------------------------------------------------------------
Options outstanding, end of year ............  4,778      $   14.87       4,063    $   12.52       3,500     $   12.17
------------------------------------------------------------------------------------------------------------------------
Options exercisable .........................  1,594      $   12.27       1,110    $   11.40         565     $    9.54
------------------------------------------------------------------------------------------------------------------------


The following table summarizes information relating to currently outstanding and exercisable options as of February 28, 2003 (shares in thousands):


                         Weighted Average
    Range of             Remaining Lives         Options        Weighted Average       Options        Weighted Average
 Exercise Prices            (in years)         Outstanding      Exercise Prices      Exercisable      Exercise Prices
-----------------------------------------------------------------------------------------------------------------------
 $6.250 - $9.500            5.78                  1,070            $  7.96               608             $   8.32
 $9.564 - $14.093           7.44                  1,345              13.17               612                13.19
 $14.187 - $17.343          8.33                    991              15.42               209                15.39
 $17.375 - $22.350          8.89                  1,179              21.25               137                18.57
 $22.380 - $24.950          8.74                    193              23.33                28                23.83
-----------------------------------------------------------------------------------------------------------------------
                                                  4,778                                1,594
-----------------------------------------------------------------------------------------------------------------------


Director Stock Option Plan
Under the Company's Director Stock Option Plan, non-qualified options to purchase common stock may be granted to directors at prices not less than the market price of the shares at the date of grant. At February 28, 2003, the expiration dates of the outstanding options under this plan range from July 22, 2006 to January 15, 2013, and the exercise prices range from $8.50 to $20.25 (average $15.03) per share.

The following is a summary of activity under the Director Stock Option Plan over the past three fiscal years (shares in thousands):

                                          Fiscal         Weighted         Fiscal         Weighted         Fiscal         Weighted
                                           2003          Average           2002          Average           2001          Average
                                          Shares         Exercise         Shares         Exercise         Shares         Exercise
                                                          Prices                          Prices                          Prices
------------------------------------------------------------------------------------------------------------------------------------
Options outstanding,
 beginning of year ......................  261            $   2.78         213            $  12.27         218            $  11.03
Granted .................................  102               17.29          48               15.02          50               18.25
Exercised ...............................  (92)              11.11         ---                 ---         (55)              12.71
------------------------------------------------------------------------------------------------------------------------------------
Options outstanding, end of year ........  271            $  15.03         261            $  12.78         213            $  12.27
------------------------------------------------------------------------------------------------------------------------------------
Options exercisable .....................  269            $  14.98         247            $  12.61         188            $  11.88
------------------------------------------------------------------------------------------------------------------------------------
Shares available for
 future grants, end of year .............   92                             194                             ---
------------------------------------------------------------------------------------------------------------------------------------


Director Deferred Compensation Plan
The Company has a deferred compensation plan for its non-employee directors, which permits eligible directors to defer 50% or 100% of their basic annual compensation, which is otherwise paid in cash. During fiscal 2001, the plan was modified to require deferral of at least 50% of basic annual compensation by all plan participants. Under this plan, an unfunded account is established for each participating director, which is credited with equivalent units of the Company's common stock on the first day of each quarter. These equivalent units track the economic performance of the underlying stock, but carry no voting rights. The deferred compensation earned under this plan is payable when the participant leaves the Company's Board of Directors, for any reason, and, for current directors, is paid in either common stock or an equivalent amount of cash, at the election of the director. During fiscal 2003, the plan was further modified to eliminate the option of paying the deferred compensation in cash for future participants in the plan. Compensation expense under this plan was $0.1 million in each of fiscal 2003, 2002 and 2001, respectively.

The following is a summary of the activity under this plan (units in thousands):

For the years ended February 28,             2003          2002            2001
--------------------------------------------------------------------------------
Common stock equivalent units,
  beginning of year ...............            31            25              23
Common stock equivalent units
  earned during the year ..........             4             6               6
Common stock distributed during
  the year ........................             -             -              (4)
--------------------------------------------------------------------------------
Common stock equivalent units,
  end of year .....................            35            31              25
--------------------------------------------------------------------------------
Common stock equivalent units
  available, end of year ..........            65            69              75
--------------------------------------------------------------------------------
Range of common  stock  prices
  used to  calculate  common stock
  equivalent units ................ $16.43-$22.60  $9.73-$17.10 $14.38 - $20.25
--------------------------------------------------------------------------------


Restricted Stock Awards
The Company provides common stock awards to certain officers and key employees. Awards granted under the plan are typically earned in 25%, 25% and 50% increments on the first, second and third anniversaries of the award, respectively. The shares granted are distributed provided the employee has remained employed by the Company through such anniversary dates; otherwise the unearned shares are forfeited. The market value of these shares at the date of award is recorded as compensation expense ratably over the three-year periods from the respective award dates, as adjusted for forfeitures of awards that did not vest. Deferred compensation expense of $2.1 million and $1.4 million associated with unearned shares under this plan as of February 28, 2003 and 2002, respectively, is reported within Additional paid-in capital on the Company's Consolidated Balance Sheets. Compensation expense for these awards was $0.9 million, $0.7 million and $0.4 million in fiscal 2003, 2002 and 2001, respectively.

Through February 28, 2003, 237,000 shares, net of cancellations, have been awarded under this plan. The Company, at its discretion, can grant restricted stock awards from the shares available under its 2001 Stock Option and Restricted Stock Plan. As of February 28, 2003, the Company had 459,000 shares available for the issuance of stock options and restricted stock awards.

Retirement Plans
In October 2000, the Board of Directors terminated all additional benefits for active non-employee directors under its Directors Retirement Plan, other than those benefits already earned, effective in January 2001. Affected directors were offered the opportunity to retain their vested retirement benefit, or to exchange that retirement benefit for a restricted stock grant. In January 2001, a combined 28,000 shares of restricted common stock valued at $0.6 million were granted to certain directors in exchange for their respective benefits under the Directors Retirement Plan. Those directors who chose to retain their retirement benefits, as well as all retired non-employee directors, will continue to receive benefits under the terms of the original plan, as modified. The annual retirement benefit is equal to the annual retainer in effect at the date of retirement or December 31, 2000, whichever is earlier, for a period equal to the lesser of the director's years of service through December 31, 2000 or ten years. Following the completion of all payments to current participants, the Directors Retirement Plan will terminate. Retirement expense recorded under this plan was $0.1 million in each of fiscal 2003 and 2002, respectively, and was a nominal amount in fiscal 2001.

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


For the years ended February 28,               2003          2002          2001
--------------------------------------------------------------------------------
Service cost - benefits earned
 during the year ........................  $    100      $     71      $     80
Interest cost on projected benefit
 obligations ............................       358           346           339
Net amortization and deferral ...........       245           241           244
--------------------------------------------------------------------------------
Net periodic pension expense ............  $    703      $    658      $    663
--------------------------------------------------------------------------------

As of February 28,                             2003          2002          2001
--------------------------------------------------------------------------------
Actuarial present value of:
   Vested benefit obligation ............  $  4,586      $  4,555      $  3,975
   Nonvested benefit obligation .........       563           287           130
--------------------------------------------------------------------------------
Accumulated benefit obligation ..........     5,149         4,842         4,105
Effect of projected future salary
 increases ..............................     1,479         1,228           809
--------------------------------------------------------------------------------
Projected benefit obligation ............     6,628         6,070         4,914
Unrecognized gain or (loss) .............      (754)         (379)          565
Unrecognized net transition asset .......    (1,470)       (1,715)       (1,961)
Additional minimum liability ............       745           867           587
--------------------------------------------------------------------------------
Accrued pension cost ....................  $  5,149      $  4,843      $  4,105
--------------------------------------------------------------------------------

Assumptions used in determining actuarial
 present value of benefit obligations:
Discount rate ...........................     6.00%         6.00%          7.25%
Weighted average rate of compensation
 increase ...............................     7.00%         7.00%          7.00%
--------------------------------------------------------------------------------


Executive Incentives
The Company's Board of Directors has provided that certain executives receive incentive compensation based upon certain sales and revenues, earnings and other performance measures. Incentive compensation of $0.9 million, $0.8 million and $0.9 million was earned in fiscal 2003, 2002 and 2001, respectively.


17.  INDUSTRY SEGMENT, GEOGRAPHIC, CUSTOMER AND SUPPLIER INFORMATION

Industry Segment
The Company operates in a single industry segment in which it designs, develops and markets semiconductor integrated circuits for the personal computer, peripheral and embedded systems marketplaces.

Geographic Information
The Company's domestic operations include its worldwide sales and revenues, exclusive of some of its sales and revenues from customers in Japan, and most of its operating expenses. The majority of the Company's sales and revenues and operating profits from customers in Japan are recorded by SMSC Japan. The Company conducts various sales and marketing operations outside of the United States through SMSC Japan, and through subsidiaries in Europe and Asia.

The Company's long-lived assets include net property and equipment, and other long-lived assets. The vast majority of the Company's net property and equipment is located in the United States. Included within other long-lived assets is an equity investment in Singapore-based Chartered Semiconductor Manufacturing Ltd. valued at $1.8 million as of February 28, 2003.

Export Sales
The information below summarizes sales and revenues to unaffiliated customers by geographic region (in thousands):

For the years ended February 28,          2003             2002            2001
--------------------------------------------------------------------------------
  North America ..................  $   14,712       $   42,913       $  37,750
  Asia and Pacific Rim ...........     131,903          106,123         101,039
  Europe .........................       8,823           10,157          24,240
  Rest of World ..................          79              105             399
--------------------------------------------------------------------------------
                                    $  155,517       $  159,298       $ 163,428
--------------------------------------------------------------------------------


Significant Customers
Revenues from significant customers, as a percentage of total sales and revenues, are summarized as follows:

For the years ended February 28,        2003             2002             2001
--------------------------------------------------------------------------------
Customer A                             19.6%            15.2%              *
Customer B                             12.1%              *                *
Customer C                              *               29.0%            11.2%
Customer D                             14.3%              *                *

* Less than 10% of sales and revenues.


Significant Suppliers
The Company does not operate a wafer fabrication facility. Two independent semiconductor wafer foundries in Asia currently supply substantially all of the Company's devices in current production. In addition, substantially all of the Company's products are assembled by one of four independent subcontractors in Asia.

Concentrations of Credit Risk
The Company sells its products to personal computer and electronic equipment manufacturers and their subcontractors, and to electronic component distributors, and maintains individually significant accounts receivable balances from several of its larger customers. One customer accounts for $7.1 million and $7.5 million of the Company's accounts receivable as of February 28, 2003 and February 28, 2002, respectively. The Company performs credit evaluations of its customers' financial condition on a regular basis and, although the Company generally requires no collateral, prepayments or letters of credit may be required from its customers in certain circumstances. Reserves for estimated credit losses are maintained and actual losses were not significant for all years presented.

The Company invests its cash, cash equivalents and short-term investments in a variety of financial instruments and, by policy, seeks to limit the credit exposure on these investments through diversification and by restricting the investments to highly rated securities.


18.  QUARTERLY FINANCIAL DATA (UNAUDITED)
(In thousands, except per share data)

Quarter ended                                           May 31           Aug. 31         Nov. 30           Feb. 28
--------------------------------------------------------------------------------------------------------------------

Fiscal 2003

Product sales                                        $  33,828        $   37,948       $  40,293        $   42,175
Intellectual property revenues                             179               352             305               437
--------------------------------------------------------------------------------------------------------------------
                                                        34,007            38,300          40,598            42,612
Gross profit                                            15,072            17,111          17,945            19,296
Operating income                                            27               231              14               798
Income (loss) from continuing operations                   433               568          (9,032)            1,060
Loss from discontinued operations                          (81)             (258)           (125)              (36)
Net income (loss)                                          352               310          (9,157)            1,024
====================================================================================================================
Basic net income (loss) per share
  Income (loss) from continuing operations           $    0.03        $     0.03       $   (0.54)       $     0.06
  Loss from discontinued operations                      (0.01)            (0.01)          (0.01)                -
--------------------------------------------------------------------------------------------------------------------
                                                     $    0.02        $     0.02       $   (0.55)       $     0.06
====================================================================================================================
Diluted net income (loss) per share
  Income (loss) from continuing operations           $    0.02        $     0.03       $   (0.54)       $     0.06
  Loss from discontinued operations                          -             (0.01)          (0.01)                -
--------------------------------------------------------------------------------------------------------------------
                                                     $    0.02        $     0.02       $   (0.55)       $     0.06
====================================================================================================================
Average shares outstanding
  Basic net income per share                            16,060            16,631          16,718            16,748
  Diluted net income per share                          17,811            18,214          16,718            17,905
  Market price per share
    High                                             $   27.65        $    24.90       $   22.85        $    22.43
    Low                                                  16.30             16.32           11.80             12.99
====================================================================================================================


Quarter ended                                           May 31           Aug. 31         Nov. 30           Feb. 28
--------------------------------------------------------------------------------------------------------------------

Fiscal 2002

Product sales                                        $  30,510        $   30,120       $  34,644        $   33,254
Intellectual property revenues                             326               269          29,970               205
--------------------------------------------------------------------------------------------------------------------
                                                        30,836            30,389          64,614            33,459
Gross profit                                            11,776            12,183          40,299            13,776
Operating income (loss)                                 (4,512)           (3,039)         13,591               338
Income (loss) from continuing operations                (1,624)             (869)          9,195               773
Loss from discontinued operations                         (245)             (307)           (116)             (896)
Net income (loss)                                       (1,869)           (1,176)          9,079              (123)
====================================================================================================================
Basic net income (loss) per share
  Income (loss) from continuing operations           $   (0.10)       $    (0.05)      $    0.57        $     0.05
  Loss from discontinued operations                      (0.02)            (0.02)          (0.01)            (0.06)
--------------------------------------------------------------------------------------------------------------------
                                                     $   (0.12)       $    (0.07)      $    0.56        $    (0.01)
====================================================================================================================
Diluted net income (loss) per share
  Income (loss) from continuing operations           $   (0.10)       $    (0.05)      $    0.56        $     0.04
  Loss from discontinued operations                      (0.02)            (0.02)          (0.01)            (0.05)
--------------------------------------------------------------------------------------------------------------------
                                                     $   (0.12)       $    (0.07)      $    0.55        $    (0.01)
====================================================================================================================
Average shares outstanding
  Basic net income (loss) per share                     16,102            16,107          16,071            16,018
  Diluted net income (loss) per share                   16,102            16,107          16,525            17,070
  Market price per share
    High                                             $   17.00        $    17.90       $   13.82        $    19.75
    Low                                                  12.06             11.79            8.50             12.94
====================================================================================================================


The Company's common stock is traded in the over-the-counter market under the Nasdaq symbol: SMSC. Trading is reported in the Nasdaq National Market. There were approximately 898 holders of record of the Company's common stock at April 2, 2003.

The present policy of the Company is to retain earnings to provide funds for the operation and expansion of its business. The Company has never paid a cash dividend, and does not expect to pay cash dividends in the foreseeable future.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Standard Microsystems Corporation:

In our opinion, the accompanying consolidated balance sheet as of February 28, 2003 and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Standard Microsystems Corporation and its subsidiaries at February 28, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of Standard Microsystems Corporation and its subsidiaries as of February 28, 2002, and for each of the two years in the period ended February 28, 2002, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated April 4, 2002.

PricewaterhouseCoopers  LLP
New York, NY
April 2, 2003

-  -  -  -  - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

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