Form 10-K, Exhibit 13
period 2004-02-29
STANDARD MICROSYSTEMS CORP
filed 2004-05-14
CIK 93384

Exhibit 13
                                   ----------


                   Portions of Annual Report to Shareholders


                          FINANCIAL TABLE OF CONTENTS


Selected Financial Data

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Shareholders' Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Reports of Independent Auditors

Standard Microsystems Corporation and Subsidiaries
SELECTED FINANCIAL DATA
(In thousands, except per share data)



As of February 28 or 29, and for the years then ended        2004            2003            2002            2001            2000
------------------------------------------------------------------------------------------------------------------------------------

Operating Results

 Product sales                                          $   191,969     $   154,244     $   128,528     $   162,008     $   151,371
 Intellectual property revenues                              23,904           1,273          30,770           1,420           1,876
------------------------------------------------------------------------------------------------------------------------------------
 Total sales and revenues                                   215,873         155,517         159,298         163,428         153,247
 Gross profit                                               109,637          69,424          78,034          66,768          59,363
 Research and development                                    38,793          31,166          31,178          32,580          24,365
 Selling, general and administrative                         42,168          36,268          32,744          35,369          32,993
 Amortization of intangible assets                            1,311           1,167               -               -               -
 Gains on real estate transactions                           (1,444)              -               -               -               -
 Restructuring costs                                              -            (247)          7,734               -               -
 Operating income (loss)                                     28,809           1,070           6,378          (1,181)          2,005
 Other income (expense)                                         985         (14,446)          4,308          34,293           3,415

 Income (loss) from continuing operations               $    21,542     $    (6,971)    $     7,475     $    22,164     $     3,442
 Net loss from discontinued operations                          (24)           (500)         (1,564)              -               -
 Gain (loss) on sales of discontinued operations,
  net of taxes                                                    -               -               -           4,765           4,151
 Cumulative effect of change in accounting
  principle, net of taxes                                         -               -               -               -          (2,924)
------------------------------------------------------------------------------------------------------------------------------------
 Net income (loss)                                           21,518          (7,471)          5,911          26,929           4,669
 Gain on redemption of preferred stock of subsidiary          6,685               -               -               -               -
------------------------------------------------------------------------------------------------------------------------------------
 Net income (loss) applicable to common shareholders    $    28,203     $    (7,471)    $     5,911     $    26,929     $     4,669

Diluted net income (loss) per share
 Income (loss) from continuing operations               $      1.17     $     (0.42)    $      0.44     $      1.29     $      0.22
 Net income (loss)                                             1.16           (0.45)           0.35            1.57            0.29
 Net income (loss) applicable to common shareholders           1.53           (0.45)           0.35            1.57            0.29
------------------------------------------------------------------------------------------------------------------------------------

Diluted weighted average common shares outstanding           18,479          16,538          16,900          17,165          15,915
------------------------------------------------------------------------------------------------------------------------------------

Balance Sheet and Other Data
 Cash and liquid investments                            $   173,897     $   112,897     $   126,660     $   109,174     $    75,405
 Working capital                                            191,199         145,639         154,981         146,382         111,016
 Capital expenditures                                        10,380           5,695           4,488          14,600          10,503
 Depreciation and amortization                               11,002          10,752          11,614          11,792           9,988
 Total assets                                               310,025         252,607         236,063         239,098         258,508
 Long-term obligations                                       12,104          12,037           6,973           5,812          22,151
 Shareholders' equity                                       262,102         204,012         193,453         194,315         201,792
 Book value per common share                                  14.27           12.17           12.14           12.08           12.80


This selected financial data should be read in conjunction with the Consolidated Financial Statements and related notes, and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," contained in this report.

The operating results  presented above reflect:
  - The receipts of $22.5 million and $29.6 million of special intellectual property payments in fiscal 2004 and 2002, respectively, as more fully described in Note 7 to the Consolidated Financial Statements included in this report.
  -  Sales of real estate in fiscal 2004, as more fully described in Note 11.
  - The Company's acqusition of Gain Technology Corporation in fiscal 2003, as more fully described in Note 4.
  - $16.3 million of investment impairment charges recorded in fiscal 2003, as more fully described in Note 9.
  - $9.0 million of business restructuring charges recorded in fiscal 2002, as more fully descsribed in Note 6.

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

Standard Microsystems Corporation (the Company or SMSC) competes in the semiconductor industry, which has historically been characterized by intense competition, rapid technological change, cyclical market patterns, price erosion and periods of mismatched supply and demand. In addition, sales of many of the Company's products depend largely on sales of personal computers (PCs) and peripheral devices, and reductions in the rate of growth of the PC and peripheral device markets could adversely affect its operating results. SMSC conducts business outside the United States and is subject to tariff and import regulations and currency fluctuations, which may have an effect on its business. All forward-looking statements speak only as of the date hereof and are based upon the information available to SMSC at this time. Such information is subject to change, and the Company may not necessarily inform, or be required to inform, investors of such changes. These and other risks and uncertainties, including potential liability resulting from pending or future litigation, are detailed from time to time in the Company's reports filed with the Securities and Exchange Commission (SEC). Investors are advised to read the Company's Annual Report on Form 10-K and quarterly reports on Form 10-Q filed with the SEC, particularly those sections entitled Other Factors That May Affect Future Operating Results, for a more complete discussion of these and other risks and uncertainties.


OVERVIEW

Description of Business

SMSC provides semiconductor systems solutions for high-speed communication and computing applications. Through the integration of its leading-edge digital, mixed-signal and analog design capabilities and software expertise, SMSC delivers complete solutions that monitor and manage computing systems and connect peripherals to computers and to one another.

The Company addresses computing, communications and consumer electronics markets through world-leading positions in Input/Output and non-PCI Ethernet products, innovations in USB 2.0 and other high-speed serial solutions, and integrated networking products employed in a broad range of applications.

SMSC is a fabless semiconductor supplier, whose products are manufactured by world-class third-party semiconductor foundries and assemblers. To ensure the highest product quality, the Company conducts a significant portion of its final testing requirements in the Company's own state-of-the-art testing operation.

The Company is based in Hauppauge, New York with operations in North America, Taiwan, Japan, Korea, China and Europe. SMSC operates engineering design centers in New York, Arizona and Texas.


FISCAL 2004 HIGHLIGHTS

Strategic Business Agreement with Intel Corporation

In 1987, the Company and Intel Corporation (Intel) entered into an agreement providing for, among other things, a broad, worldwide, non-exclusive patent cross-license, covering manufacturing processes and products, thereby providing each company access to the other's current and future patent portfolios.

In September 1999, the two companies announced a technology exchange agreement (the Agreement) that would allow SMSC to accelerate its then ongoing development of Intel compatible chipset products. The Agreement provided, among other things, for Intel to transfer certain intellectual property related to Intel chipset architectures to SMSC, and provided SMSC the opportunity to supply Intel chipset components along with its own chipset solutions. The Agreement also limited SMSC's rights regarding Northbridges and Intel Architecture Microprocessors under the 1987 agreement.

The Agreement included provisions for its termination under certain circumstances. Under one such provision, SMSC could elect to terminate the Agreement should SMSC not achieve certain minimum chipset revenue amounts set forth in the Agreement, unless Intel paid SMSC an amount equal to the shortfall between the minimum revenue amount and the actual revenue for that period. In September 2001, pursuant to this provision, SMSC notified Intel of a chipset revenue shortfall of approximately $29.6 million for the twelve months ended September 21, 2001. In November 2001, the Company received a $29.6 million payment from Intel, which is reported as intellectual property revenue on the Company's Consolidated Statement of Operations for fiscal 2002. In September 2002, SMSC notified Intel of a chipset revenue shortfall for the 2002 twelve-month period. Intel did not make a payment to SMSC of that shortfall within the time frame specified within the Agreement, and SMSC gave Intel notice of termination of the Agreement in accordance with the terms thereof, and the parties commenced discussions regarding their various corporate and intellectual property relationships.

In September 2003, the Company and Intel announced that they had enhanced their intellectual property and business relationship. The companies agreed to collaborate on certain future I/O and sensor products, and Intel agreed to use the Company's devices on certain current and future generations of Intel products. In addition, the Company agreed to limit its rights under its 1987 patent cross-license with Intel to manufacture and sell Northbridge products and Intel Architecture Microprocessors on behalf of third parties. The companies also terminated an Investor Rights Agreement between them, which had been entered into in connection with Intel's 1997 acquisition of 1,543,000 shares of the Company's common stock. Under this agreement, Intel had certain information, corporate governance and other rights with respect to the activities of the Company.

In respect of this new relationship, Intel will pay to the Company an aggregate amount of $75 million, of which $20 million and $2.5 million were paid and recognized as intellectual property revenue in the third and fourth quarters of the Company's fiscal 2004, respectively. Of the remaining amount, $7.5 million will be paid during the balance of calendar year 2004, $10 million will be paid in calendar year 2005, $11 million will be paid in calendar year 2006, and $12 million will be paid in each of calendar years 2007 and 2008. Such amounts are payable in equal quarterly installments within each calendar year, and are subject to possible reduction, in a manner and to an extent to be agreed by the parties, based upon the companies' collaboration and sales, facilitated by Intel, of certain future new products of the Company.

Purchase of Minority Interest in SMSC Japan

During the fourth quarter of fiscal 2004, SMSC purchased the minority interest in SMSC Japan from Sumitomo Metal Industries, Ltd. (Sumitomo). Prior to this purchase, Sumitomo owned 20% of the issued and outstanding common stock and all of the non-cumulative, non-voting 6% preferred stock of SMSC Japan. The minority interest, which was carried at $11.8 million on SMSC's Consolidated Balance Sheet, was repurchased from Sumitomo for approximately $5.1 million. The excess of the carrying value over the purchase price was recorded as a credit to Additional paid-in capital, and is also presented as a component of Net income applicable to common shareholders on the Company's Consolidated Statement of Operations for fiscal 2004. As a result of this transaction, SMSC Japan is now a wholly owned subsidiary of SMSC.

Resolution of Arbitration

SMSC, Accton Technology Corporation (Accton) and SMC Networks, Inc. (Networks) had been involved in an arbitration related to claims associated with the purchase of an 80.1% interest in Networks by Accton from SMSC in October 1997. In September 2003, the arbitration panel issued its decision in this action, which directed the release of an escrow account to SMSC and awarded certain other payments among the parties. In December 2003, the parties reached a final settlement of the award, resulting in SMSC receiving $2.7 million in cash, including the escrow account, and realizing a pre-tax gain of $0.3 million, which is included within Loss from discontinued operations.


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

SMSC believes the following critical accounting policies and estimates are important to the portrayal of the Company's financial condition and operating results, and require critical management judgments and estimates about matters that are inherently uncertain. Although management believes that its judgments and estimates are appropriate and reasonable, actual future results may differ from these estimates, and to the extent that such differences are material, future reported operating results may be affected.

Revenue Recognition

Sales and revenues and associated gross profit from shipments to the Company's distributors, other than to distributors in Japan, are deferred until the distributors resell the products. Shipments to distributors, other than to distributors in Japan, are made under agreements allowing price protection and limited rights to return unsold merchandise. In addition, SMSC's shipments to its distributors may experience short-term fluctuations as distributors manage their inventories to current levels of end-user demand. Therefore, SMSC considers the policy of deferring revenue on shipments to distributors to be a more meaningful presentation of the Company's operating results. It allows investors to better understand end-user demand for the products that SMSC sells through distribution channels and it better focuses the Company on end-user demand. This policy is a common practice within the semiconductor industry. SMSC relies upon its distributors to supply the Company with distribution sales and inventory information regarding its products, and, although the information is reviewed and verified for accuracy, any errors or omissions made by those distributors and not detected by the Company, if material, could affect operating results.

Shipments made by the Company's Japanese subsidiary to distributors in Japan are made under agreements that permit limited or no stock return privileges and no price protection or other sales price rebates. SMSC recognizes revenue from product sales to distributors in Japan, and to original equipment manufacturers
(OEMs), at the time of shipment, net of appropriate reserves for product returns and allowances. For these revenues, the Company must make assumptions and estimates of future product returns and sales allowances, and any differences between those estimates and actual results, if material, could affect that period's operating results.

Inventories

The Company's inventories are comprised of complex, high technology products that may be subject to rapid technological obsolescence and which are sold in a highly competitive industry. Inventories are valued at the lower of first-in, first-out cost or market, and are reviewed for product obsolescence and impairment in value, based upon assumptions of future demand and market conditions. When it is determined that inventory is stated at a higher value than that which can be recovered, the Company writes this inventory down to its estimated realizable value. While the Company endeavors to forecast customer demand and stock commensurate levels of inventory, unanticipated inventory write-downs in the future may be required.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. These estimated losses are based upon historical bad debts, specific customer creditworthiness and current economic trends. If the financial condition of a customer deteriorates, resulting in the customer's inability to make payments within approved credit terms, additional allowances may be required. The Company performs credit evaluations of its customers' financial condition on a regular basis, and has not experienced any material bad debt losses during the past three fiscal years. However, the Company's customer base changes as its business evolves, and past bad debt experience in not necessarily an indicator of future customer payment performance.

Valuation of Long-Lived Assets

Long-lived assets, including property, plant and equipment, and intangible assets, are monitored and reviewed for impairment in value whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimated cash flows are based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Estimates of undiscounted cash flows may differ from actual cash flows due to factors such as technological changes, economic conditions, and changes in the Company's business model or operating performance. If the sum of the undiscounted cash flows (excluding interest) is below the carrying value, an impairment loss is recognized, measured as the amount by which the carrying value exceeds the fair value of the asset.

Goodwill is tested for impairment in value annually, as well as when an event or circumstance occurs indicating a possible impairment in value.

Marketable and non-marketable long-term equity investments are also monitored for indications of impairment in value. The Company records an impairment charge against these investments when the investment is judged to have experienced a decline in value that is other than temporary. Judgments regarding the value of non-marketable equity investments are subjective and dependent upon management's assessment of the performance of the investee and its prospects for future success. During the third quarter of fiscal 2003, impairment charges totaling $16.3 million were recorded against two such investments, both of which were subsequently sold during fiscal 2004. As of February 29, 2004, the Company has no significant long-term equity investments.

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

The Company regularly evaluates the realizability of its deferred tax assets by assessing its forecasts of future taxable income and reviewing available tax planning strategies that could be implemented to realize the deferred tax assets. At February 29, 2004, the Company had $21.6 million of deferred tax assets in excess of deferred tax liabilities, all of which are considered fully realizable. Factors that may affect the Company's ability to achieve sufficient future taxable income for purposes of realizing its deferred tax assets include increased competition, a decline in sales and revenues or gross margins, loss of market share, delays in product availability, and technological obsolescence.

Legal Contingencies

From time to time, the Company is involved in legal actions arising in the ordinary course of business. There can be no assurance that any third-party assertions against the Company will be resolved without costly litigation, in a manner that is not adverse to its financial position, results of operations or cash flows. As of February 29, 2004, no estimate can be made of any possible loss or possible range of loss associated with the resolution of any such contingencies. If additional information becomes available indicating that a loss, or range of losses, is probable, the Company would then record a charge for the minimum estimated liability, which could materially impact operating results and financial condition.


RESULTS OF OPERATIONS

Sales and Revenues

The Company's sales and revenues for fiscal 2004 were $215.9 million, including $192.0 million of product sales and $23.9 million of intellectual property revenues, compared to fiscal 2003 sales and revenues of $155.5 million, including $154.2 million of product sales and $1.3 million of intellectual property revenues. Fiscal 2002 sales and revenues were $159.3 million, including $128.5 million of product sales and $30.8 million of intellectual property revenues.

Intellectual property revenues include $22.5 million in fiscal 2004, and $29.6 million in fiscal 2002, respectively, received from Intel pursuant to intellectual property and business relationship agreements. Further details regarding these agreements appear within the Fiscal 2004 Highlights section of this discussion, and within Note 7 to the Company's Consolidated Financial Statements.

Product sales increased 24% in fiscal 2004 compared to fiscal 2003, following a 20% increase in fiscal 2003 compared to fiscal 2002. These increases reflect higher product sales in all of SMSC's major product categories, in terms of both units and dollars, compared to the corresponding prior year periods. New design-wins and increased PC demand helped to drive growth in sales of PC I/O products, which increased 14% in fiscal 2004, and 15% in fiscal 2003, respectively, over the comparable year-earlier periods. The Company's non-PC I/O products, which are focused in networking and USB connectivity applications, achieved higher product sales from recent new product introductions, as well as SMSC's ongoing focus on aggressively identifying and pursuing market opportunities in these product lines. Sales of non-PC I/O products increased 55% in fiscal 2004, and 35% in fiscal 2003, respectively, over the comparable year-earlier periods. Non-PC I/O product sales have continued to grow as a percentage of total product sales, increasing to almost 33% in fiscal 2004, compared to 27% in fiscal 2003 and 24% in fiscal 2002.

Sales and revenues by geographic region for the past three fiscal years were as follows: (in thousands):

For the years ended February 29 or 28,        2004         2003         2002
------------------------------------------------------------------------------
North America                           $   37,138   $   14,712   $   42,913
Asia and the Pacific Rim                   168,380      131,903      106,123
Europe                                      10,335        8,823       10,157
Rest of World                                   20           79          105
------------------------------------------------------------------------------
                                        $  215,873   $  155,517   $  159,298
==============================================================================


Intellectual property revenues received from Intel are included within North America.

The Company expects that international shipments, particularly to Asia and the Pacific Rim region, will continue to represent a significant portion of its sales and revenues for the foreseeable future. A significant portion of the world's high technology manufacturing and assembly activity occurs in Asia and the Pacific Rim region, where many of the Company's significant customers conduct business.

Gross Profit

Gross profit for fiscal 2004 was $109.6 million, or 50.8% of sales and revenues, compared to $69.4 million, or 44.6% of sales and revenues, in fiscal 2003. Gross profit in fiscal 2002 was $78.0 million, or 49.0% of sales and revenues. Excluding the impact of intellectual property revenues, gross profit was 44.7% of sales and revenues in fiscal 2004, compared to 44.2% in fiscal 2003 and 36.8% in fiscal 2002.

The improvement in gross profit percentage in fiscal 2004, to 44.7% of sales and revenues, as compared to 44.2% of sales and revenues achieved in fiscal 2003 (excluding intellectual property revenues in both periods), reflects the combination of lower product costs, an increase in unit production, lower inventory obsolescence charges, and the product mix shift towards non-PC I/O products, which generally produce higher gross margins than PC I/O products. The improvement in gross profit percentage in fiscal 2003, to 44.2% of sales and revenues, as compared to 36.8% of sales and revenues achieved in fiscal 2002 (excluding intellectual property revenues in both periods), reflects the same factors as the fiscal 2004 to fiscal 2003 comparison. In addition, gross profit in fiscal 2002 was adversely impacted by $1.3 million of inventory charges associated with the Company's fiscal 2002 restructuring.

Newly introduced products generally command higher average selling prices, which typically decline over product life cycles, due to competitive pressures and other factors. In order to offset declines in average selling prices, the Company continually works to incorporate additional functionality and value to its products, and to reduce the costs of its products, through product and manufacturing design changes, yield improvements, manufacturing efficiencies and lower costs negotiated with subcontract manufacturers.

Research and Development Expenses

The semiconductor industry, and the individual markets in which the Company currently competes, are highly competitive, and the Company believes that continued investment in research and development (R&D) is essential to maintaining and improving its competitive position, and to driving its opportunities for future growth. By striving to design innovative solutions and more functionality and features into its products, the Company continues to increase the value of its products for its customers and helps these customers speed their own products to market.

The Company's R&D activities are performed by a team of highly-skilled and experienced engineers and technicians, and are primarily directed towards the design of new integrated circuits, the development of new software design tools and blocks of logic, as well as ongoing cost reductions and performance improvements in existing products.

R&D expenses for fiscal 2004 were $38.8 million, compared to $31.2 million for both fiscal 2003 and fiscal 2002. The increase in fiscal 2004 reflects the impact of engineering staff additions, investments in advanced design tools and costs associated with development programs in increasingly complex technologies.

Fiscal 2003 R&D expenses include increased expenses driven by the Company's June 2002 acquisition of Gain Technology Corporation (Gain), offset by reduced expenditures for PC chipset development activities resulting from the Company's November 2001 restructuring.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $42.2 million, or approximately 20% of sales and revenues, for fiscal 2004, compared to $36.3 million, or approximately 23% of sales and revenues, for fiscal 2003. Fiscal 2002 selling, general and administrative expenses were $32.7 million, or 21% of sales and revenues. The dollar increases reflect the impact of additional staff added to expand the Company's sales and marketing capabilities, as well as incremental selling costs, primarily sales commissions and incentives, associated with higher product sales.

Fiscal 2003 expenses include the impact of the June 2002 acquisition of Gain, partially offset by reduced expenditures resulting from the Company's November 2001 restructuring.

Amortization of Intangible Assets

Amortization expense of $1.3 million and $1.2 million in fiscal 2004 and fiscal 2003, respectively, represent the amortization of intangible assets associated with the Company's June 2002 acquisition of Gain.

Gains on Real Estate Transactions

During the first quarter of fiscal 2004, the Company sold certain portions of its Hauppauge, New York real estate holdings, for aggregate proceeds of $7.0 million, net of transaction costs. These transactions resulted in an aggregate gain of $1.7 million, $1.4 million of which related to property in which the Company has no continued interest and was recognized within the Company's fiscal 2004 first quarter operating results, and $0.3 million of which related to property that the Company has leased back from the purchaser and has therefore been deferred. This deferred gain is being recognized within the Company's operating results as a reduction in rent expense on a straight-line basis over a 30-month period beginning in June 2003, consistent with the term of the lease. The Company's remaining rent obligation over the term of this lease is approximately $0.6 million.

Other Income and Expense

The decline in interest income, from $3.5 million in fiscal 2002 to $2.0 million in both fiscal 2003 and fiscal 2004, reflects a decline in interest rates on investments over these periods, partially offset by higher levels of investments.

During fiscal 2004, the Company sold its remaining equity investment in Chartered Semiconductor Manufacturing, Ltd. (Chartered), realizing losses of $0.7 million, which are included within Other income (expense), net. Other income (expense), net was nominal in fiscal 2003, and totaled $1.7 million in fiscal 2002, including gains of $0.6 million realized from the sale of two underutilized facilities and gains of $1.1 million realized on sales of a portion of an equity investment.

Provision for Income Taxes

Generally, the Company's income tax rate is a function of the federal, state and foreign statutory tax rates, the impact of certain permanent differences between the book and tax treatment of certain expenses, and the impact of tax-exempt income and various tax credits. The Company's effective income tax rate on income from continuing operations for fiscal 2004 was approximately 27%. By comparison, the effective income tax benefit rate was approximately 48% in fiscal 2003, and the effective income tax rate for fiscal 2002 was approximately 30%.

The provision for income taxes for fiscal 2004 includes the impact of tax credits and tax benefits associated with qualified export sales, as well as a benefit of $0.8 million for better than anticipated settlements of previously open tax audits.

The provisions for, or benefits from, income taxes from continuing operations have not been reduced for approximately $7.8 million, $1.8 million and $0.6 million of tax benefits in fiscal 2004, 2003 and 2002 respectively, derived from activity in stock-based compensation plans. These tax benefits have been credited to Additional paid-in capital.

Discontinued Operations

The Company had been involved in certain legal actions relating to past divestitures of divisions and business units. These divestitures were accounted for as discontinued operations and, accordingly, costs associated with these actions are reported within Loss from discontinued operations on the Consolidated Statements of Operations. These costs totaled $0.3 million, $0.8 million and $2.5 million, before applicable income tax benefits, in fiscal 2004, 2003 and 2002, respectively. As of February 29, 2004, each of these actions has been resolved.

Under one such action, the Company was involved in an arbitration with Accton Technology Corporation (Accton) and SMC Networks, Inc. (Networks) related to claims associated with the purchase of an 80.1% interest in Networks by Accton from SMSC in October 1997. In September 2003, the arbitration panel issued its decision in this action, which directed the release of an escrow account to SMSC and awarded certain other payments among the parties. In December 2003, the parties reached a final settlement of the award, resulting in SMSC receiving $2.7 million in cash, including the escrow account, and realizing a pre-tax gain of $0.3 million, which is included within Loss from discontinued operations.


LIQUIDITY AND CAPITAL RESOURCES

The Company currently finances its operations through a combination of existing resources and cash generated by operations. The Company had no bank debt during fiscal 2004, 2003 or 2002.

The  Company's  cash,  cash  equivalents  and  liquid   investments   (including
investments in marketable securities with maturities in excess of one year) increased to $173.9 million at February 29, 2004, compared to $112.9 million at February 28, 2003, an increase of $61.0 million. This increase reflects, among other items, the receipt of $22.5 million in intellectual property payments from Intel, $18.9 million of proceeds from exercises of stock options, $7.0 million provided by sales of real estate and $2.1 million provided by sales of the Company's investment in Chartered.

Operating activities generated $46.4 million of cash in fiscal 2004, including the $22.5 million of intellectual property payments noted in the previous paragraph. Investing activities consumed $22.0 million of cash for the same period, due principally to a net increase of $15.9 million in short-term and long-term investments, and $5.2 million used to purchase the minority interest in SMSC Japan. Financing activities provided $17.3 million of cash during fiscal 2004, including $18.9 million of proceeds from exercises of stock options. In fiscal 2003, operating activities generated $14.9 million of cash. Investing activities consumed $15.3 million of cash for the same period, including $15.7 million used for the acquisition of Gain and $5.7 million of capital expenditures, partially offset by $5.9 million for maturities, net of purchases, of short-term investments. Financing activities consumed $7.8 million of cash during fiscal 2003, including $10.4 million for purchases of treasury stock and $2.6 million for payments of obligations under capital leases and notes payable, partially offset by $5.2 million generated from the issuance of common stock through exercises of stock options.

The Company's inventories were $23.1 million at February 29, 2004, compared to $17.6 million at February 28, 2003, commensurate with expected demand for the Company's products.

Accounts receivable decreased from $22.7 million at February 28, 2003 to $21.9 million at February 29, 2004, due to strong collections. Reserves for customer credits and allowances are shown as reductions of accounts receivable. The Company's accounts receivable portfolio remains almost entirely current.

Accounts payable increased from $9.1 million at February 28, 2003 to $14.7 million at February 29, 2004, reflecting normal operating purchases for inventory, property, plant and equipment, and engineering tools occurring primarily during February 2004.

Capital expenditures for fiscal 2004 were $14.3 million, of which $10.4 million was paid in cash. The current year's capital investments include an expenditure of $3.9 million for advanced design tools, which is being financed by the supplier with payment terms extending through December 2006. During fiscal 2003, the Company acquired $1.9 million of advanced design tools under a similar agreement, which also provided for extended payments. Capital expenditures in fiscal 2004 were higher than the previous two fiscal years, reflecting, among other things, adverse general economic conditions during fiscal 2003 and fiscal 2002, and were predominantly for production test equipment and advanced design tools. Capital expenditures were $5.7 million and $4.5 million for fiscal 2003 and 2002, respectively.

The Company anticipates that capital expenditures in fiscal 2005 will exceed those in fiscal 2004, due in part to the Company's plan to begin construction of an addition to its primary facility in Hauppauge, NY, during fiscal 2005. The current plan is to expand the facility from its current 80,000 square feet to approximately 200,000 square feet, allowing consolidation of the Company's Hauppauge operations into a single facility during fiscal 2006. There were no material commitments for capital expenditures as of February 29, 2004.

For income tax purposes, the Company has $12.4 million of federal net operating loss carryforwards as of February 29, 2004, which are available to offset ordinary taxable income generated in fiscal 2005 and beyond. In addition, several capital losses realized during fiscal 2004 will be carried back to offset capital gains realized in previous fiscal years, which is expected to result in claims for approximately $5.3 million of federal income tax refunds during fiscal 2005.

SMSC maintains a common stock repurchase program, as approved by its Board of Directors, which authorizes the Company to repurchase up to three million shares of its common stock on the open market or in private transactions. As of February 29, 2004, the Company had repurchased approximately 1.8 million shares of common stock at a cost of $23.5 million under this program. No shares were repurchased under this program during fiscal 2004.

As noted previously, the Company completed its acquisition of Gain in June 2002 for total consideration of $36.1 million, consisting of $17.9 million of common stock, $16.6 million of cash and $1.6 million of acquisition costs.

The Company's contractual payment obligations and purchase commitments as of February 29, 2004 were as follows (in thousands):



                                   Payment Obligations by Period
--------------------------------------------------------------------------------
                                               Between    Between
                                   Within 1    1 and 3    3 and 5    Thereafter
                          Total     year        years      years
--------------------------------------------------------------------------------
  Operating leases      $  4,092  $  2,282    $  1,810   $      -     $     -
  Other obligations       15,775     3,671       6,823      1,546       3,735
  Purchase commitments    19,278    18,062       1,216          -           -
--------------------------------------------------------------------------------

           Total        $ 39,145  $ 24,015    $  9,849   $  1,546     $ 3,735
================================================================================


The Company has considered in the past, and will continue to consider, various possible transactions to secure necessary foundry manufacturing capacity, including equity investments in, prepayments to, or deposits with foundries, in exchange for guaranteed capacity or other arrangements which address the Company's manufacturing requirements. The Company may also consider utilizing cash to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, the Company may evaluate potential acquisitions of or investments in such businesses, products or technologies owned by third parties.

The Company expects that its cash, cash equivalents, liquid investments, cash flows from operations and its borrowing capacity will be sufficient to finance the Company's operating and capital requirements through the end of fiscal 2005.


RECENT ACCOUNTING PRONOUNCEMENTS

In  January  2003,  the  Financial  Accounting  Standards  Board  (FASB)  issued
Financial Accounting Standards Board Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, which was amended in December 2003. FIN 46 requires an investor with a majority of the variable interests (primary beneficiary) in a variable interest entity (VIE) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the voting equity investors do not have a controlling financial interest or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. The provisions of FIN 46 were effective immediately for all arrangements entered into with new VIEs created after January 31, 2003. For arrangements entered into with VIEs created before January 31, 2003, the provisions of FIN 46 are effective at the end of the first reporting period ending after March 15, 2004. The Company has no interests in VIEs, and therefore does not expect the adoption of FIN 46 to have a material impact on its financial position or results of operations.

In December 2003, the Staff of the Securities and Exchange Commission (SEC or the Staff) issued Staff Accounting Bulletin No. 104 (SAB 104), Revenue Recognition, which supercedes SAB 101, Revenue Recognition in Financial Statements. SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of Emerging Issues Task Force Issue No. 00-21 (EITF 00-21), Accounting for Revenue Arrangements with Multiple Deliverables. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. EITF 00-21 was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this standard did not have a material impact on the Company's financial condition or results of operations.


FINANCIAL MARKET RISKS

Interest Rate Risk - The Company's exposure to interest rate risk relates primarily to its investment portfolio. The primary objective of SMSC's investment portfolio management is to invest available cash while preserving principal and meeting liquidity needs. In accordance with the Company's investment policy, investments are placed with high credit-quality issuers and the amount of credit exposure to any one issuer is limited.

As of February 29, 2004, the Company's $38.7 million of short-term and long-term investments consisted primarily of investments in corporate, government and municipal obligations with maturities of between three months and two years at acquisition.

If market interest rates were to increase immediately and uniformly by 10% from levels at February 29, 2004, the Company estimates that the fair values of these short-term and long-term investments would decline by an immaterial amount. The Company generally expects to hold these investments until maturity and, therefore, would not expect operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates.

Equity Price Risk - The Company is not exposed to any significant equity price risks at February 29, 2004.

Foreign Currency Risk - The Company has international sales and expenditures and is, therefore, subject to certain foreign currency rate exposure. The Company conducts a significant amount of its business in Asia and the Pacific Rim region. In order to reduce the risk from fluctuations in foreign exchange rates, most of the Company's product sales and all of its arrangements with its foundry, test and assembly vendors are denominated in U.S. dollars. Most transactions in the Japanese market made by the Company's subsidiary, SMSC Japan, are denominated in Japanese yen. SMSC Japan purchases a significant amount of its products for resale from SMSC in U.S. dollars, and from time to time has entered into forward exchange contracts to hedge against currency fluctuations associated with these product purchases. During fiscal 2003, SMSC Japan entered into a contract with a Japanese financial institution to purchase U.S. dollars to meet a portion of its U.S. dollar denominated product purchase requirements. No such contracts were executed during fiscal 2004, and there are no obligations under any such contracts as of February 29, 2004.

The Company has never received a cash dividend (repatriation of cash) from SMSC Japan.

Standard Microsystems Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

As of February 29 or 28,                                   2004         2003
--------------------------------------------------------------------------------
Assets
Current assets:
 Cash and cash equivalents                             $  135,161   $   90,025
 Short-term investments                                    23,136       22,872
 Accounts receivable, net of allowance for doubtful
  accounts of $438 and $460, respectively                  21,946       22,738
 Inventories                                               23,162       17,644
 Deferred income taxes                                     15,064        8,545
 Other current assets                                       8,549        8,710
--------------------------------------------------------------------------------
 Total current assets                                     227,018      170,534

Property, plant and equipment, net                         23,430       22,257
Long-term investments                                      15,600            -
Goodwill                                                   29,595       29,773
Intangible assets, net                                      4,697        6,008
Deferred income taxes                                       6,493       16,437
Other assets                                                3,192        7,598
--------------------------------------------------------------------------------

                                                       $  310,025   $  252,607
================================================================================
Liabilities and shareholders' equity

Current liabilities:
 Accounts payable                                      $   14,679   $    9,114
 Deferred income on shipments to distributors               7,972        5,943
 Accrued expenses, income taxes and other liabilities      13,168        9,838
--------------------------------------------------------------------------------
 Total current liabilities                                 35,819       24,895
--------------------------------------------------------------------------------

Other liabilities                                          12,104       12,037

Commitments and contingencies

Minority interest in subsidiary                                 -       11,663

Shareholders' equity:
 Preferred stock, $0.10 par value,
  authorized 1,000 shares, none issued                          -            -
 Common stock, $0.10 par value,
  authorized 30,000 shares, issued 20,191 and
   18,590 shares, respectively                              2,019        1,859
 Additional paid-in capital                               181,830      147,655
 Retained earnings                                         99,010       77,492
 Treasury stock, 1,820 shares, at cost                    (23,454)     (23,454)
 Deferred stock-based compensation                         (1,962)      (2,102)
 Accumulated other comprehensive income                     4,659        2,562
--------------------------------------------------------------------------------
  Total shareholders' equity                              262,102      204,012
--------------------------------------------------------------------------------

                                                       $  310,025   $  252,607
================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Standard Microsystems Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

For the years ended February 29 or 28,                                  2004                2003                2002
------------------------------------------------------------------------------------------------------------------------

Product sales                                                     $    191,969        $    154,244        $    128,528
Intellectual property revenues                                          23,904               1,273              30,770
------------------------------------------------------------------------------------------------------------------------
                                                                       215,873             155,517             159,298

Cost of goods sold                                                     106,236              86,093              81,264
------------------------------------------------------------------------------------------------------------------------

Gross profit                                                           109,637              69,424              78,034

Operating expenses (income):
 Research and development                                               38,793              31,166              31,178
 Selling, general and administrative                                    42,168              36,268              32,744
 Amortization of intangible assets                                       1,311               1,167                   -
 Gains on real estate transactions                                      (1,444)                  -                   -
 Restructuring costs                                                         -                (247)              7,734
------------------------------------------------------------------------------------------------------------------------

Income from operations                                                  28,809               1,070               6,378

Other income (expense):
 Interest income                                                         1,918               2,069               3,450
 Interest expense                                                         (112)               (166)               (133)
 Impairments of investments                                                  -             (16,306)               (669)
 Other income (expense), net                                              (821)                (43)              1,660
------------------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes and minority interest                 29,794             (13,376)             10,686

Provision for (benefit from) income taxes                                8,051              (6,422)              3,171

Minority interest in net income of subsidiary                              201                  17                  40
------------------------------------------------------------------------------------------------------------------------

Income (loss) from continuing operations                                21,542              (6,971)              7,475

Loss from discontinued operations (net of
   income tax benefits of $14, $281, and $918)                             (24)               (500)             (1,564)
------------------------------------------------------------------------------------------------------------------------

Net income (loss)                                                       21,518              (7,471)              5,911

Gain on redemption of preferred stock of subsidiary                      6,685                   -                   -
------------------------------------------------------------------------------------------------------------------------

Net income (loss) applicable to common shareholders               $     28,203        $     (7,471)       $      5,911
========================================================================================================================

Basic net income (loss) per share:
 Income (loss) from continuing operations                         $       1.25        $      (0.42)       $       0.47
 Loss from discontinued operations                                           -               (0.03)              (0.10)
------------------------------------------------------------------------------------------------------------------------
 Basic net income (loss) per share                                        1.25               (0.45)               0.37
 Gain on redemption of preferred stock of subsidiary                      0.39                   -                   -
------------------------------------------------------------------------------------------------------------------------

Basic net income (loss) applicable to common shareholders         $       1.64        $      (0.45)       $       0.37
========================================================================================================================

Diluted net income (loss) per share:
 Income (loss) from continuing operations                         $       1.17        $      (0.42)       $       0.44
 Loss from discontinued operations                                           -               (0.03)              (0.09)
------------------------------------------------------------------------------------------------------------------------
 Diluted net income (loss) per share                                      1.16               (0.45)               0.35
 Gain on redemption of preferred stock of subsidiary                      0.36                   -                   -
------------------------------------------------------------------------------------------------------------------------

Diluted net income (loss) applicable to common shareholders       $       1.53        $      (0.45)       $       0.35
========================================================================================================================

The  sum of the income (loss) per share amounts may not total due to rounding.

The accompanying notes are an integral part of these consolidated financial statements.

Standard Microsystems Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

                                                                                                Deferred    Accumulated
                                                     Additional                                  Stock-        Other
                                     Common Stock     Paid-In    Retained   Treasury Stock       based     Comprehensive
                                   Shares    Amount   Capital    Earnings  Shares    Amount   Compensation    Income        Total
------------------------------------------------------------------------------------------------------------------------------------

Balance at February 28, 2001       17,082  $ 1,708  $  118,218  $  79,052    (998) $ (8,330)  $   (1,703)   $     5,370  $  194,315

 Comprehensive income:
 Net income                             -        -           -      5,911       -         -            -              -       5,911
 Other comprehensive loss
  Change in unrealized gain
   on investments                       -        -           -          -       -         -            -         (2,683)     (2,683)
  Foreign currency translation
   adjustment                           -        -           -          -       -         -            -         (1,569)     (1,569)
                                                                                                                         -----------
 Total other comprehensive loss                                                                                              (4,252)
                                                                                                                         -----------
 Total comprehensive income                                                                                                   1,659

 Stock options exercised              169       17       1,543          -       -         -            -              -       1,560
 Tax effect of employee stock plans     -        -         595          -       -         -            -              -         595
 Stock-based compensation              26        3         557          -       -         -         (387)             -         173
 Amortization of deferred
  stock-based compensa                  -        -           -          -       -         -          682              -         682
 Purchases of treasury stock            -        -           -          -    (340)   (5,531)           -              -      (5,531)
------------------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 2002       17,277    1,728     120,913     84,963  (1,338)  (13,861)      (1,408)         1,118     193,453

 Comprehensive loss:
 Net loss                               -        -           -     (7,471)      -         -            -              -      (7,471)
 Other comprehensive income
  Change in unrealized gain
   on investments                       -        -           -          -       -         -            -           (283)       (283)
  Foreign currency translation
   adjustment                           -        -           -          -       -         -            -          1,727       1,727
                                                                                                                         -----------
 Total other comprehensive income                                                                                             1,444
                                                                                                                         -----------
 Total comprehensive loss                                                                                                    (6,027)

 Stock options exercised              489       49       5,139          -       -         -            -              -       5,188
 Tax effect of employee stock plans     -        -       1,828          -       -         -            -              -       1,828
 Stock-based compensation              75        7       1,919          -       -         -       (1,617)             -         309
 Amortization of deferred
  stock-based compensation              -        -           -          -       -         -          923              -         923
 Issuance of common stock for
  business acquisition                749       75      17,856          -       -         -            -              -      17,931
 Purchases of treasury stock            -        -           -          -    (482)   (9,593)           -              -      (9,593)
------------------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 2003       18,590    1,859     147,655     77,492  (1,820)  (23,454)      (2,102)         2,562     204,012

 Comprehensive income:
 Net income                             -        -           -     21,518       -         -            -              -      21,518
 Other comprehensive income
  Change in unrealized gain
   on investments                       -        -           -          -       -         -            -            709         709
  Foreign currency translation
   adjustment                           -        -           -          -       -         -            -          1,388       1,388
                                                                                                                         -----------
 Total other comprehensive income                                                                                             2,097
                                                                                                                         -----------
 Total comprehensive income                                                                                                  23,615

 Stock options exercised            1,539      154      18,758          -       -         -            -              -      18,912
 Tax effect of employee stock
  plans                                 -        -       7,778          -       -         -            -              -       7,778
 Stock-based compensation              62        6         954          -       -         -         (890)             -          70
 Amortization of deferred
  stock-based compensation              -        -           -          -       -         -        1,030              -       1,030
 Gain on redemption of preferred
  stock of subidiary                    -        -       6,685          -       -         -            -              -       6,685
------------------------------------------------------------------------------------------------------------------------------------
Balance at February 29, 2004       20,191  $ 2,019  $  181,830  $  99,010  (1,820) $(23,454)  $   (1,962)   $     4,659  $  262,102
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Standard Microsystems Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)


For the years ended February 29 or 28,                          2004               2003                2002
--------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
 Cash received from customers and licensees                $   218,127        $   154,202        $    152,884
 Cash paid to suppliers and employees                         (173,559)          (143,314)           (122,655)
 Interest received                                               1,777              2,279               4,208
 Interest paid                                                    (112)              (142)               (133)
 Income taxes received (paid)                                      174              1,888              (5,349)
--------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                     46,407             14,913              28,955
--------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
 Capital expenditures                                          (10,380)            (5,695)             (4,488)
 Acquisition of Gain Technology Corporation,
  net of cash acquired                                               -            (15,669)             (2,500)
Purchase of minority interest in subsidiary                     (5,180)                 -                   -
Sales of property, plant and equipment                           7,121                148               2,004
 Purchases of short-term investments                           (30,074)           (32,292)            (32,595)
 Maturities of short-term investments                           29,810             38,204              13,629
 Purchases of long-term investments                            (15,600)                 -                   -
 Sales of long-term equity investments                           2,114                 78               1,064
 Other                                                             155                (38)                (83)
--------------------------------------------------------------------------------------------------------------
  Net cash used for investing activities                       (22,034)           (15,264)            (22,969)
--------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
 Proceeds from issuance of common stock                         18,912              5,188               1,560
 Purchases of treasury stock                                         -            (10,375)             (4,750)
 Repayments of obligations under capital
  leases and notes payable                                      (1,564)            (2,617)             (1,002)
--------------------------------------------------------------------------------------------------------------
  Net cash provided by (used for) financing activities          17,348             (7,804)             (4,192)
--------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes on cash
 and cash equivalents                                              829              1,038                (691)
--------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) discontinued
 operations                                                      2,586               (923)             (2,583)
--------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents            45,136             (8,040)             (1,480)

Cash and cash equivalents at beginning of year                  90,025             98,065              99,545
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                   $   135,161        $    90,025        $     98,065
==============================================================================================================

Reconciliation of income (loss) from continuing operations to net cash provided by operating activities:

Income (loss) from continuing operations                   $    21,542        $    (6,971)       $      7,475

Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities, net of the effects of business acquisition:

 Depreciation and amortization                                  11,002             10,752              11,614
 Gains on sales of investments and property                       (696)               (47)             (1,639)
 Asset impairments                                                   -             16,306               5,602
 Tax benefits from employee stock plans                          7,778              1,828                 595
 Other adjustments, net                                            213               (143)                 80

 Changes in operating assets and liabilities:
  Accounts receivable                                              622             (1,411)             (5,666)
  Inventories                                                   (5,022)              (184)             14,172
  Accounts payable and accrued expenses and other
   liabilities                                                   9,130                753              (1,450)
  Current and deferred income taxes                                472             (3,622)             (2,897)
  Other changes, net                                             1,366             (2,348)              1,069
--------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                  $    46,407        $    14,913        $     28,955
==============================================================================================================

The Company acquired $3,894 and $1,876 of design tools in fiscal 2004 and 2003, respectively, through long-term financing provided by suppliers.

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

Reclassifications
Certain items in the prior years' consolidated financial statements have been reclassified to conform to the fiscal 2004 presentation.

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

Revenue recognition for special intellectual property payments received in fiscal 2004 and 2002 are discussed within Note 7. The Company recognizes its other intellectual property revenues upon notification of sales of the licensed technology by its licensees. The terms of the Company's licensing agreements generally require licensees to give notification to the Company and to pay royalties no later than 60 days after the end of the quarter during which the sales take place.

Cash and Cash Equivalents
Cash and cash equivalents consist principally of cash in banks and highly liquid debt instruments purchased with original maturities of three months or less.

Investments
Short-term investments consist primarily of investments in corporate obligations with maturities of between three and twelve months, at acquisition, and are classified as available-for-sale. The cost of these short-term investments approximates their market value as of February 29, 2004 and February 28, 2003.

The Company classifies all marketable debt and equity securities with remaining maturities of greater than one year, at acquisition, as long-term investments. As of February 29, 2004, long-term investments consisted primarily of investments in corporate obligations and are classified as available-for-sale. The cost of these long-term investments approximates their market value as of February 29, 2004.

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

Long-Lived Assets
The Company assesses the recoverability of long-lived assets, including property, plant and equipment and intangible assets, whenever events or changes in circumstances indicate that future undiscounted cash flows expected to be generated by an asset's disposition or use may not be sufficient to support its carrying value. If such cash flows are not sufficient to support the asset's recorded value, an impairment charge is recognized to reduce the carrying value of the long-lived asset to its estimated fair value.

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

For purposes of pro forma disclosures, the estimated fair market value of the Company's options is amortized as an expense over the options' vesting periods. The fair value of each option grant, as defined by SFAS No. 123, is estimated on the date of grant using the Black-Scholes option-pricing model. The
Black-Scholes model, as well as other currently accepted option valuation models, was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, that significantly differ from the Company's stock option awards. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of employee stock options.

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

For the years ended February 29 or 28,      2004            2003           2002
--------------------------------------------------------------------------------
Dividend yield                                 -               -              -
Expected volatility                          62%             64%            63%
Risk-free interest rates                   2.98%           2.50%          4.17%
Expected lives (in years)                    4.7             4.9            4.0
--------------------------------------------------------------------------------

The weighted average Black-Scholes per share values of options granted in fiscal 2004, 2003 and 2002 were $9.65, $11.69 and $7.57, respectively.

For purposes of pro forma disclosures, the estimated fair market value of the Company's options is amortized as an expense over the options' vesting periods. Had compensation expense been recorded under the provisions of SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been the pro forma amounts indicated below (in thousands, except per share data):


For the years ended February 29 or 28,                              2004             2003           2002
---------------------------------------------------------------------------------------------------------
Net income (loss) - as reported                                $  21,518        $  (7,471)     $   5,911
Add:  Stock-based  compensation  expense  included  in net
income (loss), net of taxes - as reported                            845              627            444
Deduct:  Stock-based compensation expense determined using
the fair value method for all awards, net of taxes                (2,073)          (7,419)        (6,139)
---------------------------------------------------------------------------------------------------------
Net income (loss) - pro forma                                  $  20,290        $ (14,263)     $     216
=========================================================================================================
Basic net income (loss) per share - as reported                $    1.25        $   (0.45)     $    0.37
=========================================================================================================
Diluted net income (loss) per share - as reported              $    1.16        $   (0.45)     $    0.35
=========================================================================================================
Basic net income (loss) per share - pro forma                  $    1.18        $   (0.86)     $    0.01
=========================================================================================================
Diluted net income (loss) per share - pro forma                $    1.11        $   (0.86)     $    0.01
=========================================================================================================


Income Taxes Deferred income taxes are provided on temporary differences that arise in the recording of transactions for financial and tax reporting purposes and result in deferred tax assets and liabilities. Deferred tax assets are reduced by an appropriate valuation allowance if, in management's judgment, part of the deferred tax asset will not be realized. Tax credits are accounted for as reductions of the current provision for income taxes in the year in which they are earned.

Translation of Foreign Currencies
The functional currencies of the Company's foreign subsidiaries are their respective local currencies. Assets and liabilities of foreign subsidiaries are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of their operations are translated using the average exchange rates during the period. Resulting translation adjustments are recorded within Accumulated other comprehensive income within Shareholders' equity.

Foreign Exchange Contracts
The Company purchases most of its materials and transacts most of its international sales, with the exception of certain sales to customers in Japan, in U.S. dollars. The Company's Japanese subsidiary, SMSC Japan, serves the Japanese market and transacts most of its sales to its customers in Japanese yen. SMSC Japan purchases a significant amount of its products for resale from SMSC in U.S. dollars and, from time to time, has entered into forward exchange contracts to hedge against currency fluctuations associated with these product purchases. Gains and losses on such contracts have not been significant. As of February 29, 2004, there are no outstanding commitments under foreign exchange contracts.

Other Comprehensive Income
The Company's other comprehensive income (loss) consists of foreign currency translation adjustments and unrealized gains and losses on investments.

Recent Accounting Pronouncements
In January 2003, the FASB issued Financial Accounting Standards Board Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, which was amended in December 2003. FIN 46 requires an investor with a majority of the variable interests (primary beneficiary) in a variable interest entity
(VIE) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the voting equity investors do not have a controlling financial interest or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. The provisions of FIN 46 were effective immediately for all arrangements entered into with new VIEs created after January 31, 2003. For arrangements entered into with VIEs created before January 31, 2003, the provisions of FIN 46 are effective at the end of the first reporting period ending after March 15, 2004. The Company has no interests in VIEs, and therefore does not expect the adoption of FIN 46 to have a material impact on its financial position or results of operations.

In December 2003, the Staff of the Securities and Exchange Commission (SEC or the Staff) issued Staff Accounting Bulletin No. 104 (SAB 104), Revenue Recognition, which supercedes SAB 101, Revenue Recognition in Financial Statements. SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of Emerging Issues Task Force Issue No. 00-21 (EITF 00-21), Accounting for Revenue Arrangements with Multiple Deliverables. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. EITF 00-21 was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this standard did not have a material impact on the Company's financial condition or results of operations.


3.   NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing net income (loss) by the sum of the weighted average common shares outstanding during the period plus the dilutive effect of unvested restricted stock awards and shares issuable through stock options. Shares used in calculating basic and diluted net income
(loss) per share are reconciled as follows (in thousands):



  For the years ended February 29 or 28,      2004           2003           2002
--------------------------------------------------------------------------------
  Average shares outstanding for basic
   net income (loss) per share              17,226         16,538         16,069
  Dilutive effect of stock options and
   unvested restricted stock awards          1,253              -            831
--------------------------------------------------------------------------------
  Average shares outstanding for diluted
   net income (loss) per share              18,479         16,538         16,900
--------------------------------------------------------------------------------


The Company reported a net loss from continuing operations in fiscal 2003, and accordingly, the effect of stock options covering an average of 4,787,000 common shares was antidilutive for that period and was excluded from average shares outstanding used in the calculation of the fiscal 2003 net loss per share.

During fiscal 2004 and 2002, stock options covering 1,262,000 and 1,421,000 common shares, respectively, were excluded from the computation of diluted net income per share, because their effects were anti-dilutive.


4.   BUSINESS ACQUISITION

In June 2002, the Company acquired all of the outstanding common stock of Gain Technology Corporation (Gain), a developer and supplier of high-speed, high-performance analog and mixed-signal communications integrated circuits and proprietary intellectual property cores, based in Tucson, Arizona. Through this acquisition, the Company significantly enhanced its analog and mixed-signal capabilities, by adding highly skilled engineers and designers to its staff, acquiring several new products, and expanding its intellectual property portfolio.

The Company acquired Gain for consideration of $36.1 million, consisting of approximately 749,000 shares of SMSC common stock valued at $17.9 million, $16.6 million of cash (net of cash acquired), and $1.6 million of direct acquisition costs, including legal, banking, accounting and valuation fees. The value of the SMSC common stock was determined using the stock's market value for a reasonable period before and after the date the terms of the acquisition were announced.

In accordance with the provisions of SFAS No. 141, Business Combinations, the purchase price was allocated to the estimated fair values of assets acquired and liabilities assumed, as set forth in the following table. During fiscal 2004, the Company reduced the amount of goodwill relating to this transaction from $29.8 million to $29.6 million, reflecting the resolution of certain contingencies at amounts different than originally estimated.


     (in thousands)
     ---------------------------------------------------------------------

     Current assets                                              $  1,708
     Property, plant and equipment                                  1,028
     Deferred income taxes                                          1,086
     Other assets                                                      41
     Goodwill                                                      29,595
     Existing technologies                                          6,179
     Other intangible assets                                          908
     ---------------------------------------------------------------------
     Total assets acquired                                         40,545

     Current liabilities                                            3,355
     Long-term obligations                                          1,177
     ---------------------------------------------------------------------
     Total liabilities assumed                                      4,532

     Net assets acquired                                           36,013
     In-process research and development                               87
     ---------------------------------------------------------------------

     Total consideration                                         $ 36,100
     =====================================================================

The amounts allocated to current technologies are being amortized on a straight-line basis over their estimated useful life of six years. Other intangible assets are also being amortized on a straight-line basis over their respective estimated useful lives, ranging from one to ten years. In accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, the $29.6 million assigned to goodwill is not being amortized. Further information regarding goodwill and other intangible assets is provided within Note 5.

The amount assigned to in-process research and development related to those ongoing projects that had not yet proven to be commercially feasible, and for which no alternative future use existed for the related technology. This charge is included within the Company's consolidated operating results for fiscal 2003.

The unaudited pro forma results of operations set forth in the following table give effect to the acquisition of Gain as if it had occurred at the beginning of fiscal 2003 and 2002, respectively. Pro forma data is subject to certain assumptions and estimates, and is presented for informational purposes only. This data does not purport to be indicative of the results that would have actually occurred had the acquisition occurred on the basis described above, nor do they purport to be indicative of future operating results.


   For the years ended February 28,                    2003            2002
   ---------------------------------------------------------------------------
   (in thousands, except per share data)

   Sales and revenues                               $ 156,755       $ 165,544
   Net income (loss)                                   (8,449)          3,317
   ===========================================================================

   Basic net income (loss) per share                $   (0.51)      $    0.20
   Diluted net income (loss) per share                  (0.51)           0.19
   ===========================================================================


5.   GOODWILL AND INTANGIBLE ASSETS

As discussed within Note 4, the Company's June 2002 acquisition of Gain Technology Corporation included the acquisition of $7.1 million of finite-lived intangible assets and $29.6 million of goodwill. In accordance with the provisions of SFAS No. 142, this goodwill is not being amortized, but is tested for impairment in value annually, as well as when an event or circumstance occurs indicating a possible impairment in value.

The Company's finite-lived intangible assets consisted of the following (in thousands):


    As of February 28 or 29,            2004                       2003
   -----------------------------------------------------------------------------
                                          Accumulated                Accumulated
                                  Cost   Amortization        Cost   Amortization
   -----------------------------------------------------------------------------

   Existing technologies       $  6,179      $  1,802    $  6,179      $    772
   Customer contracts               326            57         498           154
   Non-compete agreements           410           359         410           153
   -----------------------------------------------------------------------------

                               $  6,915      $  2,218    $  7,087      $  1,079
   =============================================================================

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

Estimated future intangible asset amortization expense for the next five fiscal years is as follows (in thousands):


                             Amortization of
                            Intangible Assets
     -----------------------------------------

     2005                             $ 1,114
     2006                               1,062
     2007                               1,062
     2008                               1,062
     2009                                 290
     =========================================


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

A summary of the restructuring charge is as follows (in thousands):


                                                    Excess and                  Non-cancelable
                                     Impairments     Obsolete      Workforce        lease
                                      of Assets     Inventory      Reduction     obligations     Other Charges     Total
-----------------------------------------------------------------------------------------------------------------------------

Charged to expense                     $   5,340      $   1,275     $     309       $   1,870      $     215      $   9,009
Non-cash charges                          (5,190)        (1,275)            -               -            (15)        (6,480)
Cash payments                                  -              -          (307)            (99)           (19)          (425)
-----------------------------------------------------------------------------------------------------------------------------
Business restructuring reserve at
   February 28, 2002                         150              -             2           1,771            181          2,104
Cash payments                                  -              -             -            (397)           (21)          (418)
Non-cash charges                               -              -             -               -            (20)           (20)
Adjustment to expense                       (150)             -            (2)              -            (95)          (247)
-----------------------------------------------------------------------------------------------------------------------------
Business restructuring reserve at
   February 28, 2003                            -             -             -           1,374             45          1,419
Cash payments                                   -             -             -            (414)             -           (414)
Non-cash charges                                -             -             -               -            (45)           (45)
-----------------------------------------------------------------------------------------------------------------------------
Business restructuring reserve at
   February 29, 2004                   $        -     $       -     $       -       $     960      $       -      $     960
=============================================================================================================================

Impairment of Assets
All assets identified as specifically utilized in the Company's PC chipset development activities were evaluated for possible future use, and those assets for which there was no alternative future use were written off. Most of these assets consisted of software and intellectual property used in the design and development of integrated circuits, many of which were acquired by non-exclusive, non-transferable licenses. These assets were disposed, which was effected through abandonment of their use. One asset, which was originally acquired specifically to support the Company's PC chipset activities, was determined to have alternative future use within the Company's ongoing operations. An impairment charge of $1.9 million was recorded on this asset, based upon an assessment of its fair value through comparison to market values of assets providing functionality similar to the asset's future use.

Excess and Obsolete Inventory
The Company's inventory of PC chipset products, built primarily in anticipation of future design wins, was determined to have minimal net realizable value and was written down through cost of goods sold, accordingly.

Workforce Reduction
As a result of this restructuring, and in line with the sustained economic difficulties of the semiconductor marketplace at the time, the Company eliminated 55 positions, or 11% of its work force, during the third quarter of fiscal 2002. Most of the positions eliminated were within the Company's engineering and development staff. This workforce reduction resulted in a $0.3 million charge for severance benefits.

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

7.   TECHNOLOGY AND PATENT LICENSE AGREEMENTS WITH INTEL CORPORATION

In 1987, the Company and Intel Corporation (Intel) entered into an agreement providing for, among other things, a broad, worldwide, non-exclusive patent cross-license, covering manufacturing processes and products, thereby providing each company access to the other's current and future patent portfolios.

In September 1999, the two companies announced a technology exchange agreement (the Agreement) that would allow SMSC to accelerate its then ongoing development of Intel compatible chipset products. The Agreement provided, among other things, for Intel to transfer certain intellectual property related to Intel chipset architectures to SMSC, and provided SMSC the opportunity to supply Intel chipset components along with its own chipset solutions. The Agreement also limited SMSC's rights regarding Northbridges and Intel Architecture Microprocessors under the 1987 agreement.

The Agreement included provisions for its termination under certain circumstances. Under one such provision, SMSC could elect to terminate the Agreement should SMSC not achieve certain minimum chipset revenue amounts set forth in the Agreement, unless Intel paid SMSC an amount equal to the shortfall between the minimum revenue amount and the actual revenue for that period. In September 2001, pursuant to this provision, SMSC notified Intel of a chipset revenue shortfall of approximately $29.6 million for the twelve months ended September 21, 2001. In November 2001, the Company received a $29.6 million payment from Intel, which is reported as intellectual property revenue on the Company's Consolidated Statement of Operations for fiscal 2002. In September 2002, SMSC notified Intel of a chipset revenue shortfall for the 2002 twelve-month period. Intel did not make a payment to SMSC of that shortfall within the time frame specified within the Agreement, and SMSC gave Intel notice of termination of the Agreement in accordance with the terms thereof, and the parties commenced discussions regarding their various corporate and intellectual property relationships.

In September 2003, the Company and Intel announced that they had enhanced their intellectual property and business relationship. The companies agreed to collaborate on certain future I/O and sensor products, and Intel agreed to use the Company's devices on certain current and future generations of Intel products. In addition, the Company agreed to limit its rights under its 1987 patent cross-license with Intel to manufacture and sell Northbridge products and Intel Architecture Microprocessors on behalf of third parties. The companies also terminated an Investor Rights Agreement between them, which had been entered into in connection with Intel's 1997 acquisition of 1,543,000 shares of the Company's common stock. Under this agreement, Intel had certain information, corporate governance and other rights with respect to the activities of the Company.

In respect of this new relationship, Intel will pay to the Company an aggregate amount of $75 million, of which $20 million and $2.5 million were paid and recognized as intellectual property revenue in the third and fourth quarters of the Company's fiscal 2004, respectively. Of the remaining amount, $7.5 million will be paid during the balance of calendar year 2004, $10 million will be paid in calendar year 2005, $11 million will be paid in calendar year 2006, and $12 million will be paid in each of calendar years 2007 and 2008. Such amounts are payable in equal quarterly installments within each calendar year, and are subject to possible reduction, in a manner and to an extent to be agreed by the parties, based upon the companies' collaboration and sales, facilitated by Intel, of certain future new products of the Company.


8.   DISCONTINUED OPERATIONS

The Company had been involved in certain legal actions relating to past divestitures of divisions and business units. These divestitures were accounted for as discontinued operations and, accordingly, costs associated with these actions are reported within Loss from discontinued operations on the Consolidated Statements of Operations. These costs totaled $0.3 million, $0.8 million and $2.5 million, before applicable income tax benefits, in fiscal 2004, 2003 and 2002, respectively. As of February 29, 2004, each of these actions has been resolved.

Under one such action, the Company was involved in an arbitration with Accton Technology Corporation (Accton) and SMC Networks, Inc. (Networks) related to claims associated with the purchase of an 80.1% interest in Networks by Accton from SMSC in October 1997. In September 2003, the arbitration panel issued its decision in this action, which directed the release of an escrow account to SMSC and awarded certain other payments among the parties. In December 2003, the parties reached a final settlement of the award, resulting in SMSC receiving $2.7 million in cash, including the escrow account, and realizing a pre-tax gain of $0.3 million, which is included within Loss from discontinued operations.


9.   SALES AND IMPAIRMENTS OF INVESTMENTS

Investment in Chartered Semiconductor
During the third quarter of fiscal 2003, the Company recorded a $7.8 million charge for a decline in value, considered to be other than temporary, of its equity investment in Chartered Semiconductor Manufacturing Ltd. (Chartered), based upon a sustained reduction in Chartered's stock price performance. During the first quarter of fiscal 2004, the Company sold its remaining equity investment in Chartered, realizing a loss of $0.7 million, which is included within Other income (expense), net on the Consolidated Statements of Operations.

Investment in SMC Networks, Inc.
The Company's investment in SMC Networks, Inc. was a residual minority equity interest in a non-public company sold by SMSC in 1997. Based upon a valuation analysis performed by the Company with the assistance of a third party, this investment, which carried an original cost of $8.5 million, was fully written off in the third quarter of fiscal 2003. Subsequently, as part of the December 2003 arbitration settlement with Accton, discussed within Note 8, the Company transferred this investment to Accton for a nominal value.

Other Long-Term Equity Investments
During fiscal 2002, the Company recorded charges totaling $0.7 million to write down two cost-basis investments in privately held companies. Management concluded that these investments had experienced impairments in value considered to be other than temporary. Both investments now carry no net book value.


10.  OTHER BALANCE SHEET DATA

(In thousands)

As of February 29 or 28,                         2004              2003
--------------------------------------------------------------------------

Inventories:
Raw materials                            $         910     $        761
Work-in-process                                 13,202            7,686
Finished goods                                   9,050            9,197
--------------------------------------------------------------------------
                                         $      23,162     $     17,644
==========================================================================

Property, plant and equipment:
Land                                     $       1,570     $      3,434
Buildings and improvements                      20,842           29,927
Machinery and equipment                         90,195           81,562
--------------------------------------------------------------------------
                                               112,607          114,923
Less: accumulated depreciation                  89,177           92,666
--------------------------------------------------------------------------
                                         $      23,430     $     22,257
==========================================================================

Accrued expenses, income taxes
 and other liabilities:
Salaries and fringe benefits             $       2,662     $      2,322
Supplier financing - current portion             1,998            1,054
Other                                            8,508            6,462
--------------------------------------------------------------------------
                                         $      13,168     $      9,838
==========================================================================

Other liabilities:
Retirement benefits                      $       6,152     $      5,811
Supplier financing - long-term
 portion                                         1,608              125
Other                                            4,344            6,101
--------------------------------------------------------------------------
                                         $      12,104     $     12,037
==========================================================================


11.  REAL ESTATE TRANSACTIONS

During fiscal 2004, the Company sold certain portions of its Hauppauge, New York real estate holdings, for aggregate proceeds of $7.0 million, net of transaction costs. These transactions resulted in an aggregate gain of $1.7 million, $1.4 million of which related to property in which the Company has no continued interest and was recognized within the Company's fiscal 2004 first quarter operating results, and $0.3 million of which related to property that the Company has leased back from the purchaser and has therefore been deferred. This deferred gain is being recognized within the Company's operating results as a reduction of rent expense on a straight-line basis over a 30-month period beginning in June 2003, consistent with the term of the lease. As of February 29, 2004, the Company's remaining rent obligation over the term of this lease is approximately $0.6 million.

During the first quarter of fiscal 2002, the Company sold two underutilized facilities. Combined proceeds from these sales were $2.1 million, before related expenses, and the sales resulted in a net pre-tax gain of approximately $0.6 million, which is included within Other income (expense), net.


12.  SHAREHOLDERS' EQUITY

Common Stock Repurchase Program
The Company maintains a common stock repurchase program, as approved by its Board of Directors, which authorizes the Company to repurchase up to three million shares of its common stock on the open market or in private transactions. As of February 29, 2004, the Company had repurchased approximately
1.8 million shares of common stock at a cost of $23.5 million under this program, including 482,000 shares repurchased in fiscal 2003 at a cost of $9.6 million and 340,000 shares repurchased in fiscal 2002 for $5.5 million. No shares were repurchased during fiscal 2004. The Company currently holds repurchased shares as treasury stock, reported at cost.

Shareholder Rights Plan
The Company maintains a Shareholder Rights Plan as part of its commitment to ensure fair value to all shareholders in the event of an unsolicited takeover offer. The Company's current Shareholder Rights Plan was adopted by the Board of Directors in January 1998, replacing the Company's previous plan that had expired on January 12, 1998, and was subsequently amended in December 2000 and in April 2002. Under this plan, the Company's shareholders of record on January 13, 1998 received a dividend distribution of one preferred stock purchase right for each share of common stock then held, and any new stock issued after the record date contains the same rights. In the event of certain efforts to acquire control of the Company, these rights allow shareholders to purchase common stock of the Company at a discounted price. The rights will expire in January 2008, unless previously redeemed by the Company at $0.01 per right. Citigroup, Inc.'s (Citigroup) ownership of the Company's common stock is excluded from requiring distribution of rights under the plan, so long as Citigroup remains a passive investor and its ownership interest does not exceed 28%. As of December 31, 2003, Citigroup was the beneficial owner of approximately 15% of the Company's common stock.


13.  INCOME TAXES

The provision for (benefit from) income taxes included in the accompanying Consolidated Statements of Operations consists of the following (in thousands):

For the years ended February 29 or 28,       2004           2003           2002
--------------------------------------------------------------------------------
Current
    Federal                               $  5,647      $ (3,119)      $  5,308
    Foreign                                    365           327            241
    State                                      175           147            176
--------------------------------------------------------------------------------
                                             6,187        (2,645)         5,725
Deferred                                     1,850        (4,058)        (3,472)
--------------------------------------------------------------------------------
                                             8,037        (6,703)         2,253
Less: tax benefits from discontinued
 operations                                    (14)         (281)          (918)
--------------------------------------------------------------------------------
                                          $  8,051      $ (6,422)      $  3,171
--------------------------------------------------------------------------------

The tax benefits from discontinued operations represent the taxes resulting from net losses related to the Company's previous sale of former divisions, which were accounted for as discontinued operations. These gains and losses are further described in Note 8.

The provision for (benefit from) income taxes related to continuing operations differs from the amount computed by applying the U.S. federal statutory tax rate as a result of the following:

For the years ended February 29 or 28,       2004           2003           2002
--------------------------------------------------------------------------------
Provision for (benefit from) income taxes
 computed at U.S. federal statutory rate     35.0%        (35.0)%         35.0%
State taxes, net of federal benefit           0.7          (0.8)           1.0
Differences between foreign and U.S.
 income tax rates                            (0.2)          1.5           (0.7)
Tax-exempt income                            (0.7)         (1.7)          (4.5)
Export sales benefit                         (2.8)         (6.5)             -
Adjustments to prior years' taxes            (2.8)            -              -
Tax credits                                  (1.8)         (4.6)          (1.9)
Other                                        (0.4)         (0.9)           0.8
--------------------------------------------------------------------------------

                                             27.0%        (48.0)%         29.7%
--------------------------------------------------------------------------------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred income taxes are as follows (in thousands):


As of February 29 or 28,                           2004           2003
------------------------------------------------------------------------

Deferred tax assets (liabilities):
Reserves and accruals not currently
 deductible for income tax purposes             $ 12,843       $  9,965
Inventory valuation                                1,498          2,416
Intangible asset amortization                     (1,358)           379
Restructuring costs                                2,160          2,321
Purchased in-process technology                      938          1,058
Property, plant and equipment depreciation           (83)           347
Impairment charges on investments                      -          5,707
Net operating losses                               4,349          1,449
Other, net                                         1,210          1,340
------------------------------------------------------------------------

Net deferred tax assets                         $ 21,557       $ 24,982
------------------------------------------------------------------------

Income (loss) before income taxes and minority interest includes foreign income of $1.2 million, $0.2 million and $0.7 million for fiscal 2004, 2003 and 2002, respectively.

At February 29, 2004, the Company had federal net operating loss carry forwards totaling $12.4 million. Of this amount, $2.3 million is attributable to the June 2002 acquisition of Gain Technology Corporation and is subject to certain limitations under Section 382 of the Internal Revenue Code. The remaining $10.1 million results from the Company's fiscal 2003 operating results, the tax effect of which is reflected on the Consolidated Balance Sheet at February 29, 2004 within the current portion of Deferred income taxes. The Company also expects to claim a tax refund in fiscal 2005 of approximately $5.3 million resulting from the carryback of several capital losses incurred for tax purposes during fiscal 2004. The Company also has $2.2 million of New York State tax credit carryforwards at February 29, 2004, of which $0.1 million will expire in fiscal 2005. The remaining $2.1 million of credit carry forwards expire at various dates in fiscal 2006 through fiscal 2017.


14.  MINORITY INTEREST IN SUBSIDIARY

The Company conducts its business in the Japanese market through its subsidiary, SMSC Japan. SMSC Japan's original capitalization in fiscal 1987 included a minority investment by Sumitomo Metal Industries, Ltd. of Osaka, Japan (Sumitomo) totaling 2.1 billion yen, or approximately $12.7 million at then-current exchange rates, in exchange for 20% of SMSC Japan's issued and outstanding common stock and all of its non-cumulative, non-voting 6% preferred stock.

In January 2004, SMSC Japan redeemed Sumitomo's common and preferred stock investments for combined consideration of 551 million yen, or approximately $5.2 million, of which $3.0 million represented the redemption of the preferred stock investment and $2.2 million was the estimated fair value of Sumitomo's 20% common stock investment. The difference between the carrying value and the redemption price of the preferred stock, totaling $6.7 million, was recorded as a credit to Additional paid-in capital, and is also presented as a component of Net income applicable to common shareholders in the Consolidated Statement of Operations for fiscal 2004. The $2.2 million assigned to Sumitomo's common stock investment in SMSC Japan was allocated to the underlying net assets acquired at their respective fair values, which approximated their carrying values.


15.  COMMITMENTS AND CONTINGENCIES

Compensation
Certain executives and key employees are employed under separate agreements terminating on various dates through fiscal 2006. These agreements provide, among other things, for annual base salaries totaling $1.4 million and $0.2 million in fiscal 2005 and 2006, respectively.

Leases
The Company and its subsidiaries lease certain facilities and equipment under operating leases. The facility leases generally provide for the lessee to pay taxes, maintenance, and certain other operating costs of the leased property.

At February 29, 2004, future minimum lease payments for non-cancelable lease obligations are as follows (in thousands):

                                           Minimum
                                            Lease
                                           Payments
----------------------------------------------------
   2005                                $     2,282
   2006                                      1,217
   2007                                        370
   2008                                        223
   2009 and thereafter                           -
----------------------------------------------------

   Total minimum lease payments        $     4,092
====================================================

Total rent expense for all operating leases was $2.6 million, $1.9 million and $1.8 million in fiscal 2004, 2003 and 2002, respectively.

Supplier Financing
During fiscal 2004, the Company acquired $3.9 million of software and other tools used in product design, for which the supplier provided payment terms of varying quarterly amounts totaling $0.3 million, $2.0 million and $1.6 million in fiscal 2004, 2005 and 2006, respectively. The Company's February 29, 2004 Consolidated Balance Sheet includes the current portion of this obligation within Accrued expenses, income taxes and other liabilities, and the long-term portion within Other liabilities.

Litigation
From time to time as a normal incidence of doing business, various claims and litigation may be asserted or commenced against the Company. Due to uncertainties inherent in litigation and other claims, the Company can give no assurance that it will prevail in any such matters, but management believes that their ultimate resolution is not likely to have a material adverse effect on the Company's consolidated financial position. Nevertheless, an adverse outcome of any significant matter could have a material adverse effect on the Company's consolidated results of operations or cash flows in the quarter or annual period in which one or more of these matters are resolved.

In June 2003, SMSC was named as a defendant in a patent infringement lawsuit filed by Analog Devices, Inc. (ADI) in the United States District Court for the District of Massachusetts (Analog Devices, Inc. v. Standard Microsystems Corporation, Case Number 03 CIV 11216). The Complaint, as amended, alleges that some of the Company's products infringe one or more of three of ADI's patents, and seeks injunctive relief and unspecified damages. In September 2003, the Company filed an Answer in the lawsuit, denying ADI's allegations and raising affirmative defenses and counterclaims. The Company is vigorously defending the lawsuit and collecting evidence to support its defenses to infringement and its allegations of patent invalidity and unenforceability. Although it is premature to assess the outcome of the litigation, the Company believes that the allegations against it are without merit.


16.  BENEFIT AND INCENTIVE PLANS

Incentive Savings and Retirement Plan
The Company maintains a defined contribution Incentive Savings and Retirement Plan (the Plan) which, pursuant to Section 401(k) of the Internal Revenue Code, permits employees to defer taxation on their pre-tax contributions to the Plan.

The Plan permits employees to contribute a portion of their earnings, through payroll deductions, based on earnings reduction agreements. The Company makes matching contributions to the Plan in the form of SMSC common stock. The Company's matching contribution to the plan is equal to two-thirds of the employee's contribution, up to 6% of the employee's earnings. The Company's matching contributions to the Plan totaled $1.1 million, $1.0 million and $0.9 million in fiscal 2004, 2003 and 2002, respectively.

Common stock for the Company's matching contributions to the Plan is purchased in the open market. Since its inception, 1,412,000 shares of the Company's common stock have been contributed to the Plan.

As of February 29, 2004, 366 of the 467 employees who had satisfied the Plan's eligibility requirements to participate were making contributions to the Plan.

Employee Stock Option Plans
Under the Company's stock option plans, the Compensation Committee of the Board of Directors is authorized to grant options to purchase shares of common stock. The purpose of these plans is to promote the interests of the Company and its shareholders by providing officers and key employees with additional incentives and the opportunity, through stock ownership, to increase their proprietary interest in the Company and their personal interest in its continued success. Options are granted at prices not less than the fair market value on the date of grant. As of February 29, 2004, 494,000 shares of common stock were available for future grants of stock options, of which 313,000 can also be issued as restricted stock awards.

Stock option plan activity is summarized below (shares in thousands):

                                                            Weighted                Weighted                Weighted
                                               Fiscal        Average     Fiscal      Average     Fiscal     Average
                                                2004        Exercise      2003      Exercise      2002      Exercise
                                               Shares        Prices      Shares      Prices      Shares      Prices
----------------------------------------------------------------------------------------------------------------------
Options outstanding, beginning of year         4,778         $14.87      4,063       $12.52      3,500       $12.17
Granted                                        1,146          17.94      1,732        21.71      1,138        13.95
Exercised                                     (1,405)         12.01       (407)       10.79       (175)        9.49
Canceled or expired                             (264)         18.87       (610)       21.30       (400)       14.86
----------------------------------------------------------------------------------------------------------------------
Options outstanding, end of year               4,255         $16.40      4,778       $14.87      4,063       $12.52
----------------------------------------------------------------------------------------------------------------------
Options exercisable                            1,054         $14.16      1,594       $12.27      1,110       $11.40
----------------------------------------------------------------------------------------------------------------------

The following table summarizes information relating to currently outstanding and exercisable options as of February 29, 2004 (shares in thousands):


                          Weighted Average                        Weighted                             Weighted
Range of                   Remaining Lives      Options       Average Exercise       Options       Average Exercise
Exercise Prices              (in years)       Outstanding         Prices           Exercisable         Prices
----------------------------------------------------------------------------------------------------------------------
$ 6.75 - $12.69                6.39               984             $10.11               325             $ 9.97
$12.75 - $14.49                6.97               943              14.05               390              13.98
$14.50 - $19.92                8.37             1,347              17.98               266              17.19
$20.00 - $24.40                8.16               853              22.37                69              22.52
$24.55 - $26.98                9.55               128              25.66                 4              24.78
----------------------------------------------------------------------------------------------------------------------
                                                4,255                                1,054
----------------------------------------------------------------------------------------------------------------------


Director Stock Option Plan
Under the Company's Director Stock Option Plan, non-qualified options to purchase common stock may be granted to directors at prices not less than the market price of the shares at the date of grant. At February 29, 2004, the expiration dates of the outstanding options under this plan range from July 15, 2007 to January 15, 2014, and the exercise prices range from $8.50 to $30.12 (weighted average $16.41) per share.

The following is a summary of activity under the Director Stock Option Plan over the past three fiscal years (shares in thousands):


                                                              Weighted              Weighted              Weighted
                                                    Fiscal     Average     Fiscal    Average     Fiscal    Average
                                                     2004     Exercise      2003    Exercise      2002    Exercise
                                                    Shares     Prices      Shares    Prices      Shares    Prices
--------------------------------------------------------------------------------------------------------------------
Options outstanding, beginning of year               271       $15.03       261      $12.78       213       $12.27
Granted                                              129        20.52       102       17.29        48        15.02
Exercised                                           (134)       15.33       (92)      11.11         -            -
Canceled or expired                                   (3)       20.25         -           -         -            -
--------------------------------------------------------------------------------------------------------------------
Options outstanding, end of year                     263       $17.52       271      $15.03       261       $12.78
--------------------------------------------------------------------------------------------------------------------
Options exercisable                                  181       $16.41       269      $14.98       247       $12.61
--------------------------------------------------------------------------------------------------------------------
Shares available for future grants, end of year       66                     92                   194
--------------------------------------------------------------------------------------------------------------------

Director Deferred Compensation Plan
The Company has a deferred compensation plan for its non-employee directors, which requires eligible directors to defer either 50% or 100% of their basic annual compensation. Under this plan, an unfunded account is established for each participating director, which is credited with equivalent units of the Company's common stock on a quarterly basis. These equivalent units track the economic performance of the underlying stock, but carry no voting rights. The deferred compensation earned under this plan is payable when the participant leaves the Company's Board of Directors, for any reason, and, pursuant to a plan amendment implemented in fiscal 2003, is generally required to be paid in the form of common stock. Compensation expense under this plan was $0.3 million in fiscal 2004, and $0.1 million in each of fiscal 2003 and 2002, respectively.

The following is a summary of the activity under this plan (units in thousands):


For the years ended February 29 or 28,      2004             2003           2002
--------------------------------------------------------------------------------
Common stock equivalent units,
 beginning of year                            35               31             25
Common stock equivalent units
 earned                                        5                4              6
Distributions                                (11)               -              -
--------------------------------------------------------------------------------
Common stock equivalent units,
 end of year                                  29               35             31
--------------------------------------------------------------------------------
Common stock equivalent units
 available, end of year                       50               65             69
--------------------------------------------------------------------------------
Range of common stock prices
 used to calculate common stock
 equivalent units                  $14.82-$26.45    $16.43-$22.60   $9.73-$17.10
--------------------------------------------------------------------------------

Restricted Stock Awards
The Company provides common stock awards to certain officers and key employees. Awards granted under the plan are typically earned in 25%, 25% and 50% increments on the first, second and third anniversaries of the award, respectively. The shares granted are distributed provided the employee has remained employed by the Company through such anniversary dates; otherwise the unearned shares are forfeited. The market value of these shares at the date of award is recorded as compensation expense ratably over the three-year periods from the respective award dates, as adjusted for forfeitures of awards that did not vest. Deferred compensation expense of $2.0 million and $2.1 million associated with unearned shares under this plan as of February 29, 2004 and February 28, 2003, respectively, is reported within Shareholders' equity on the Company's Consolidated Balance Sheets. Compensation expense for these awards was $1.0 million, $0.9 million and $0.7 million in fiscal 2004, 2003 and 2002, respectively.

Through February 29, 2004, 294,000 shares, net of cancellations, have been awarded under this plan, and 150,000 shares are unvested. The Company, at its discretion, can grant restricted stock awards from the shares available under its 2001 and 2003 Stock Option and Restricted Stock Plans.

Retirement Plan
The Company maintains an unfunded Supplemental Executive Retirement Plan to provide senior management with retirement, disability and death benefits. The Plan's retirement benefits are based upon the participant's average compensation during the three-year period prior to retirement. The Company is the beneficiary of life insurance policies that have been purchased as a method of partially financing these benefits. Based upon the latest available actuarial information, the following table sets forth the components of the Plan's net periodic pension expense, the changes in the Plan's projected benefit obligation, the Plan's funded status and the assumptions used in determining the present value of benefit obligations (dollars in thousands):

For the years ended February 29 or 28,        2004          2003          2002
--------------------------------------------------------------------------------
Service cost - benefits earned during
 the year                                $     115     $     100     $      71
Interest cost on projected benefit
 obligations                                   389           358           346
Net amortization and deferral                  252           245           241
--------------------------------------------------------------------------------
Net periodic pension expense             $     756     $     703     $     658
--------------------------------------------------------------------------------

Projected benefit obligation:
 Beginning of year                       $   6,628     $   6,070     $   4,914
 Service cost - benefits earned
  during the year                              115           100            71
 Interest cost                                 389           358           346
 Benefit payments                             (275)         (275)         (200)
 Other                                         259           375           939
-------------------------------------------------------------------------------
 End of year                             $   7,116     $   6,628     $   6,070
-------------------------------------------------------------------------------

As of February 29 or 28,                      2004          2003          2002
--------------------------------------------------------------------------------
Actuarial present value of:
 Vested benefit obligation               $   4,763     $   4,586     $   4,555
 Nonvested benefit obligation                  670           563           287
--------------------------------------------------------------------------------
Accumulated benefit obligation               5,433         5,149         4,842
Effect of projected future salary
 increases                                   1,683         1,479         1,228
--------------------------------------------------------------------------------
Projected benefit obligation                 7,116         6,628         6,070
Unrecognized gain or (loss)                 (1,006)         (754)         (379)
Unrecognized net transition asset           (1,225)       (1,470)       (1,715)
Additional minimum liability                   548           745           867
--------------------------------------------------------------------------------
Accrued pension cost                     $   5,433     $   5,149     $   4,843
--------------------------------------------------------------------------------

Assumptions used in determining
 actuarial present value of
 benefit obligations:
Discount rate                                5.85%         6.00%         6.00%
Weighted average rate of
 compensation increase                       7.00%         7.00%         7.00%
--------------------------------------------------------------------------------


17.  INDUSTRY SEGMENT, GEOGRAPHIC, CUSTOMER AND SUPPLIER INFORMATION

Industry Segment
The Company operates in a single industry segment in which it designs, develops and markets semiconductor integrated circuits for high-speed communication and computing applications.

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

Export Sales
The information below summarizes sales and revenues to unaffiliated customers by geographic region (in thousands):

For the years ended February 29 or 28,        2004          2003          2002
--------------------------------------------------------------------------------
 North America                           $  37,138     $  14,712     $  42,913
 Asia and Pacific Rim                      168,380       131,903       106,123
 Europe                                     10,335         8,823        10,157
 Rest of World                                  20            79           105
--------------------------------------------------------------------------------
                                         $ 215,873     $ 155,517     $ 159,298
--------------------------------------------------------------------------------

Significant Customers
Revenues from significant customers, as percentages of total sales and revenues, are summarized as follows:

For the years ended February 29 or 28,        2004          2003          2002
--------------------------------------------------------------------------------
 Customer A                                    16%           20%           15%
 Customer B                                    16%           14%            6%
 Customer C                                    12%           10%           29%
 Customer D                                    12%           12%            6%

Significant Suppliers
The Company does not operate a wafer fabrication facility. Two independent semiconductor wafer foundries in Asia currently supply substantially all of the Company's devices in current production. In addition, substantially all of the Company's products are assembled by one of four independent subcontractors in Asia.

Concentrations of Credit Risk
The Company sells its products to personal computer and electronic equipment manufacturers and their subcontractors, and to electronic component distributors, and maintains individually significant accounts receivable balances from several of its larger customers. One customer accounts for $7.3 million and $6.6 million of the Company's accounts receivable, net of sales allowances, as of February 29, 2004 and February 28, 2003, respectively. The Company performs credit evaluations of its customers' financial condition on a regular basis and, although the Company generally requires no collateral, prepayments or letters of credit may be required from its customers in certain circumstances. Reserves for estimated credit losses are maintained and actual losses were not significant for all years presented.

The Company invests its cash, cash equivalents and liquid investments in a variety of financial instruments and, by policy, seeks to limit the credit exposure on these investments through diversification and by restricting the investments to highly rated securities.

18.  QUARTERLY FINANCIAL DATA (UNAUDITED)
(In thousands, except per share data. The sum of the income (loss) per share amounts may not total due to rounding.)


Quarter ended                                                 May 31       Aug. 31       Nov. 30       Feb. 29
---------------------------------------------------------------------------------------------------------------

Fiscal 2004

Product sales                                              $  42,488     $  47,961     $  52,302     $  49,218
Intellectual property revenues                                   233           328        20,447         2,896
---------------------------------------------------------------------------------------------------------------
                                                              42,721        48,289        72,749        52,114
Gross profit                                                  20,662        21,506        42,399        25,070
Operating income                                               3,132         1,944        20,268         3,465
Income from continuing operations                              1,883         1,506        14,787         3,366
Gain (loss) from discontinued operations                        (164)          (26)           (3)          169
Net income                                                     1,719         1,480        14,784         3,535
Gain on redemption of preferred stock of subsidiary                -             -             -         6,685
Net income applicable to common shareholders                   1,719         1,480        14,784        10,220
===============================================================================================================
Basic net income per share:
 Income from continuing operations                         $    0.11     $    0.09     $    0.84     $    0.19
 Gain (loss) from discontinued operations                      (0.01)            -             -          0.01
---------------------------------------------------------------------------------------------------------------
 Basic net income per share                                     0.10          0.09          0.84          0.20
 Gain on redemption of preferred stock of subsidiary               -             -             -          0.37
---------------------------------------------------------------------------------------------------------------
 Basic net income per share applicable to common
 shareholders                                              $    0.10     $    0.09     $    0.84     $    0.57
===============================================================================================================
Diluted net income per share:
 Income from continuing operations                         $    0.11     $    0.08     $    0.77     $    0.17
 Gain (loss) from discontinued operations                      (0.01)            -             -          0.01
---------------------------------------------------------------------------------------------------------------
 Diluted net income per share                                   0.10          0.08          0.77          0.18
 Gain on redemption of preferred stock of subsidiary               -             -             -          0.34
---------------------------------------------------------------------------------------------------------------
 Diluted net income per share applicable to common
  shareholders                                             $    0.10     $    0.08     $    0.77     $    0.51
===============================================================================================================
Average shares outstanding:
 Basic net income per share                                   16,793        16,863        17,577        18,007
 Diluted net income per share                                 17,331        17,722        19,242        19,887
 Market price per share:
  High                                                     $   16.00     $   21.50     $   31.65     $   36.56
  Low                                                          11.71         13.50         19.46         23.70
===============================================================================================================



Quarter ended                                                 May 31       Aug. 31       Nov. 30       Feb. 28
---------------------------------------------------------------------------------------------------------------

Fiscal 2003

Product sales                                              $  33,828     $  37,948     $  40,293     $  42,175
Intellectual property revenues                                   179           352           305           437
---------------------------------------------------------------------------------------------------------------
                                                              34,007        38,300        40,598        42,612
Gross profit                                                  15,072        17,111        17,945        19,296
Operating income                                                  27           231            14           798
Income (loss) from continuing operations                         433           568        (9,032)        1,060
Loss from discontinued operations                                (81)         (258)         (125)          (36)
Net income (loss)                                                352           310        (9,157)        1,024
===============================================================================================================
Basic net income (loss) per share:
 Income (loss) from continuing operations                  $    0.03     $    0.03     $   (0.54)    $    0.06
 Loss from discontinued operations                             (0.01)        (0.01)        (0.01)            -
---------------------------------------------------------------------------------------------------------------
                                                           $    0.02     $    0.02     $   (0.55)    $    0.06
===============================================================================================================
Diluted net income (loss) per share:
 Income (loss) from continuing operations                  $    0.02     $    0.03     $   (0.54)    $    0.06
 Loss from discontinued operations                                 -         (0.01)        (0.01)            -
---------------------------------------------------------------------------------------------------------------
                                                           $    0.02     $    0.02     $   (0.55)    $    0.06
===============================================================================================================
Average shares outstanding:
 Basic net income per share                                   16,060        16,631        16,718        16,748
 Diluted net income per share                                 17,811        18,214        16,718        17,905
 Market price per share:
  High                                                     $   27.65     $   24.90     $   22.85     $   22.43
  Low                                                          16.30         16.32         11.80         12.99
===============================================================================================================



The Company's common stock is traded in the over-the-counter market under the Nasdaq symbol: SMSC. Trading is reported in the Nasdaq National Market. There were approximately 717 holders of record of the Company's common stock at February 29, 2004.

The present policy of the Company is to retain earnings to provide funds for the operation and expansion of its business. The Company has never paid a cash dividend, and does not expect to pay cash dividends in the foreseeable future.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Standard Microsystems Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Standard Microsystems Corporation and its subsidiaries at February 29, 2004, and February 28, 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of Standard Microsystems Corporation and its subsidiaries as of February 28, 2002, and for the year then ended were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated April 4, 2002.

PricewaterhouseCoopers LLP
New York, NY
April 9, 2004

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